As filed with the Securities and Exchange Commission on September 17, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Civitas Solutions, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8082	65-1309110
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

313 Congress Street, 6th Floor

Boston, Massachusetts 02210

(617) 790-4800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Linda De Renzo

Chief Legal Officer

313 Congress Street, 6th Floor

Boston, Massachusetts 02210

(617) 790-4800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

James S. Rowe Elisabeth M. Martin Kirkland & Ellis LLP 300 N. LaSalle Chicago, Illinois 60654 (312) 862-2000	Marc D. Jaffe Ian D. Schuman Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (1)
Common Stock, $0.01 par value per share	3,450,000	$25.015	$86,301,750	$10,029

(1)	Includes shares of common stock that the underwriters have the option to purchase.
(2)	Calculated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average high and low prices of the registrant’s common stock on September 14, 2015, as reported by the New York Stock Exchange.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated September 17, 2015

PROSPECTUS

3,000,000 Shares

Civitas Solutions, Inc.

Common Stock

The selling stockholders named in this prospectus are selling 3,000,000 shares of our common stock. We will not receive any of the proceeds from the sale of the shares of common stock being sold in this offering.

Our common stock is traded on the New York Stock Exchange under the symbol “CIVI.” On September 16, 2015, the last reported sale price of our common stock on the New York Stock Exchange was $26.41 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 14.

	Per Share	Total
Price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to the selling stockholders (1)	$	$

(1)	We refer you to “Underwriting” beginning on page 142 of this prospectus for additional information regarding underwriting compensation.

The selling stockholders have granted the underwriters a 30-day option to purchase up to 450,000 additional shares from it at the public offering price, less the underwriting discount.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2015.

Barclays	BofA Merrill Lynch	UBS Investment Bank

Raymond James	SunTrust Robinson Humphrey	BMO Capital Markets	Avondale Partners

Prospectus dated                     , 2015

Building Relationships. Enhancing Lives.

Civitas Solutions, Inc., which markets its services nationally as The MENTOR Network, is the leading national provider of home- and community-based health and human services to must-serve individuals with intellectual, developmental, physical or behavioral disabilities and other special needs. Since our founding in 1980, we have evolved from a single residential program to a diversified national network offering an array of quality services in 35 states.

CIVITAS SOLUTIONS

We have not and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

MARKET, RANKING AND OTHER INDUSTRY DATA

The data included in this prospectus regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, are based on (1) published and unpublished industry sources and (2) our estimates based on our management’s knowledge and experience in the markets in which we operate. Unless otherwise stated, all statistical information in this prospectus relating to I/DD has been obtained from reports prepared by Dr. David Braddock, including annual and/or biennial data collected for inclusion in “The State of the States in Developmental Disabilities,” a research report prepared by Dr. Braddock, and data that was publicly presented by Dr. Braddock in 2015. Dr. Braddock is Associate Vice President of the University of Colorado (CU) System and Executive Director of the Coleman Institute for Cognitive Disabilities. We have provided the most recent market data available to us, including the data that was publicly presented by Dr. Braddock in 2015. Our estimates have been based on these sources as well as information obtained from our customers, the federal government, trade and business organizations and other contacts in the markets in which we operate. We are responsible for all of the disclosure in this prospectus. References in this prospectus to “federal fiscal year 2012” are to the federal fiscal year ending September 30, 2012, and references in this prospectus to “state fiscal year 2012” are to the state fiscal year ending June 30, 2012.

ii

PROSPECTUS SUMMARY

The following summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully. In particular, you should read the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See “Forward-Looking Statements.”

In this prospectus, unless the context requires otherwise, references to “Civitas” refer to Civitas Solutions, Inc. (formerly known as NMH Holdings, Inc.), the issuer of the common stock offered hereby, and references to the “Company,” “we,” “our” or “us” refer to Civitas and its consolidated subsidiaries. Throughout this prospectus we use the term “must serve” to describe the people we serve. We consider “must-serve individuals” to be those that public policy has recognized a responsibility to care for because they are highly vulnerable by virtue of a condition acquired at birth or after birth or their status as minors or as elders and have special needs and/or disabilities such that they need to be supported or cared for in the daily activities of living.

Company Overview

We are the leading national provider of home- and community-based health and human services to must-serve individuals with intellectual, developmental, physical or behavioral disabilities and other special needs. These populations are large, growing and increasingly being served in home- and community-based settings such as those we provide. Our clinicians and caregivers develop customized service plans, delivered in non-institutional settings, designed to address a broad range of often life-long conditions and to enable those we serve to thrive in less restrictive settings.

We believe we offer a powerful value proposition to government and non-public payors, referral sources, and individuals and families by providing a continuum of high quality, cost-effective residential, day and vocational programs, and periodic services. We currently offer our services through a variety of models, including (i) neighborhood group homes, most of which are residences for six or fewer individuals, (ii) host homes, or the “Mentor” model, in which a client lives in the private home of a licensed caregiver, (iii) in-home settings, within which we support clients’ independent living or provide therapeutic services, (iv) specialized community facilities to support individuals with more complex medical, physical and behavioral challenges, and (v) non-residential care, consisting primarily of day and vocational programs and periodic services that are provided outside the client’s home.

During our 35-year history, we have evolved from a single residential program serving at-risk youth to a diversified national network providing an array of high-quality services and care in large, growing and highly-fragmented markets. As of June 30, 2015, we operated in 35 states, serving approximately 12,400 clients in residential settings and more than 17,800 clients in non-residential settings. We have a diverse group of hundreds of public payors that fund our services with a combination of federal, state and local funding, as well as an increasing number of non-public payors in our newest service lines. Our services are provided by over 22,000 full-time equivalent employees, as well as approximately 4,900 independently-contracted host home caregivers.

For fiscal 2014, we generated net revenue of $1,256 million and a net loss of $22.8 million, and for the nine months ended June 30, 2015, we generated net revenue of $1,016 million and a net loss of $1.2 million. Over the last three fiscal years ended September 30, 2014, we grew our annual revenue 20%, or $207 million, approximately 65% of which was from organic growth and approximately 35% of which was attributable to businesses acquired during this period or in the preceding year. We believe that our new start investments and our substantial acquisition pipeline, coupled with new opportunities to expand our services in new and existing markets, position us for continued strong growth.

Our Industry

While we have the capabilities to serve individuals with a wide variety of special needs and disabilities, the current principal focus of our business is on the provision of services to individuals with intellectual and/or developmental disabilities (“I/DD”), individuals with catastrophic injuries and illnesses, particularly acquired brain injury (“ABI”), youth with emotional, behavioral and/or medically complex challenges, or at-risk youth (“ARY”), and elders in need of day health services to support their independence, or adult day health (“ADH”).

•	I/DD. Based on reports prepared by Dr. David Braddock, public spending on I/DD services was estimated to be $61.5 billion in 2013, of which approximately 81% was spent to provide services in community settings of six or fewer beds, our target market, and for other non-institutional services, including supported living, supported employment and family assistance. In 2013, there were approximately 5.0 million individuals with an intellectual or developmental disability across the nation.

•	ABI. The market for post-acute care and rehabilitation for individuals with ABI, the largest of these populations, is approximately $10 billion annually, according to the Centers for Disease Control and Prevention (the “CDC”). According to the Brain Injury Association of America (“BIAA”), more than 3.5 million children and adults sustain a brain injury each year, many of which result in complex, life-long medical and/or behavioral issues that require specialized care. Approximately 5.3 million individuals in the United States are living with permanent disability as a result of an ABI.

•	ARY. According to reports published by the organization Child Trends, an estimated $28.2 billion was spent in state fiscal year 2012 on child welfare, including spending for residential and non-residential family support services such as those that we offer. Approximately 3.4 million referrals for abuse or neglect, which involved an estimated 6.3 million children, were investigated or assessed in the United States in federal fiscal year 2012. An estimated 638,000 children and adolescents were served by the foster care system in the same fiscal year. According to the Federal Department of Health and Human Services AFCARS data, there were more than 402,000 children and adolescents in foster care as of September 30, 2013. Of those individuals, nearly 200,000 were living in non-relative foster family homes, which includes the therapeutic foster care market, the primary market for our residential ARY services.

•	ADH. The ADH portion of the elder services market is an estimated $6.2 billion, based on IBISWorld estimates. IBISWorld forecasts an annualized growth rate for ADH of 7% with revenue for this industry projected to reach $8.7 billion in 2018. We believe that there will be a growing demand for ADH services for several reasons, including that the population of adults 65 and older is a growing demographic. According to the United States Census Bureau (“Census Bureau”), the population of individuals age 65 and older will reach 83.7 million by 2050, almost double the estimated population of 43.1 million in 2012.

Industry Trends

We believe we are well positioned to benefit from a number of favorable trends in our industry:

There are large and growing must-serve populations for our services

The markets we serve are growing as a result of changing demographics, shifts in public policy, consumer awareness and increased focus on cost-effectiveness.

There is an expanding population of individuals with I/DD eligible for residential and other support services. This growth has been driven by a number of factors, including the following:

•	Longer lifespan. Increasingly, individuals with I/DD are living longer lives, with life expectancy climbing from 59 years in the 1970s to 66 years in 1993, the most recent year for which data is available. As these individuals increasingly live longer lives, they require additional care and in many cases outlive the ability to live independently or with family caregivers.

•	Aging caregivers. In 2013, approximately 71% of individuals with I/DD, or 3.5 million individuals, lived with family caregivers, including more than 863,000 with family caregivers aged 60 years or older. As these family caregivers age and become less capable of providing continuous care, we expect they will increasingly seek out-of-home or supported living arrangements, such as those we provide, for their relatives with disabilities.

•	Waiting lists. There is a significant unmet need for residential services for individuals with I/DD. Many states maintain waiting lists for individuals seeking placements for these services. Nationwide, as of 2012, there were an estimated 110,000 individuals with I/DD waiting for residential services, including approximately 77,000 on formal waiting lists in 31 states. There are legislative, advocacy and litigation efforts currently under way in many states to reduce waiting lists and provide additional access to residential services, which we believe will continue to drive additional demand for services such as those we provide.

•	De-institutionalization. As of 2013, there were approximately 73,600 individuals with I/DD residing in institutions with 16 or more beds, including nearly 25,000 in public institutions. At the federal and state levels, policy changes, legal decisions and cost containment efforts are driving a continuing trend of de-institutionalization for the treatment of individuals with disabilities and special needs. Several states are currently in the process of downsizing or closing I/DD institutions, including California, Georgia, New Jersey and Ohio.

The market for ABI services is growing due to several factors, including:

•	Advances in medical care. Advances in emergency care and medical technology are increasing the survival rate and extending the life span of those who suffer a catastrophic injury. This has served to both expand the overall population of these individuals and to place increased responsibility on payors and government agencies to seek cost-effective care.

•	Increasing public awareness. Increases in public awareness of the causes and potential complications of brain injury are driving an increased focus on the diagnosis and proper treatment of these injuries. In particular, the conflicts in Afghanistan and Iraq, where traumatic brain injury has been one of the signature wounds for our military, as well as significant research and media coverage related to the incidence of brain injury in contact sports, especially professional football, have contributed to this increased awareness. As a result, emergency room visits for traumatic brain injury increased by approximately 30% from 2006 to 2010, an eight times increase compared with the growth in emergency room visits generally.

•	Increasing demand for specialized care. Patients, families and payors are increasingly seeking specialized care provided in ABI-specific community-based settings such as those that we offer. There are tens of thousands of individuals with brain injuries currently in nursing facilities. We believe many of these patients, particularly younger individuals, would be better served in community-based rehabilitative programs, as evidenced and supported by growing advocacy, changes in public policy and legal precedents supporting their transition to specialized care settings.

•

Increasing funding for community-based settings. Both the public and private sectors finance post-acute services for individuals with ABI. We believe that payors are increasingly seeking to serve patients in more cost-effective and appropriate community-based settings. For example, in recent years the increase in state ABI waiver programs that provide easier access to Medicaid funds has expanded the number of individuals who can afford ABI services. According to the Centers for Medicare & Medicaid Services (“CMS”), the compound annual growth rate of individuals with ABI eligible to receive Medicaid funds pursuant to Section 1915(c) of the Home and Community Based Waiver program (“1915(c) waivers”) was 15.8% from 2006 to 2011.

We believe the ARY population is growing, along with the demand for many of the services we offer. Specific trends impacting the ARY population include:

•	Shifting demographics of children. An increasing number of children are living in poverty in the United States. According to the Children’s Defense Fund, the number of children living below the poverty line increased by more than 4.5 million from 2000 to 2012, and 2.75 million more children were categorized as poor in 2012 than before the economic downturn began in 2007. In addition, the number of children in single-parent families increased from 22.7 million in 2008 to 24.7 million in 2012, or an increase of approximately 9%. We believe these children are more likely to require the residential and periodic services offered through our ARY segment as their caregivers face greater demands.

•	Stabilization of the foster care population. The number of children in foster care reached a peak of 567,000 in 1999 and declined to approximately 402,000 as of September 30, 2013. The decline in the population was driven by several factors causing a shift in care delivery, but we believe the full impact of those factors has already been experienced. The population has stabilized, evidenced by the fact the number of children in foster care has been approximately 400,000 from 2010 to 2013.

•	Growing demand for periodic services. In an effort to prevent children and adolescents from requiring an out-of-home placement, public child welfare agencies have for several years been emphasizing periodic support services to strengthen families at-risk.

The market for ADH services is growing based on a number of factors, including:

•	Aging population. According to the Census Bureau, the population aged 65 and over is projected to reach 83.7 million by 2050, almost double the estimated population of 43.1 million in 2012. By 2030, elders will account for approximately 20% of the population, representing an increase from 2013 when elders accounted for approximately 14% of the population. The increase in the elder population is largely attributed to the aging “baby boomer” generation.

•	Increased life expectancy. The Census Bureau projects the average life expectancy for individuals born in 2050 will be 83.2 years, an increase of 4.7 years from individuals born in 2012. In addition, individuals 85 years of age in 2050 can expect to live for approximately another 7.7 years.

•	Growing need for services and supports. As the average life expectancy continues to rise, so does the number of individuals over 65 with two or more chronic diseases. The CDC reports that from 1999 to 2009, the percentage of adults over 64 years of age with two or more diagnoses of chronic disease increased from 37.2% to 45.3%. Chronic diseases, such as heart disease, emphysema, cancer, kidney disease and hypertension, can impair an individual’s functional and cognitive abilities, thus impacting his or her ability to live independently. Non-residential Long-Term Services and Supports (“LTSS”), which include ADH services, are alternatives to more restrictive and more costly settings such as nursing homes, and the demand for LTSS is expected to continue growing.

Clients, caregivers and payors are increasingly recognizing the value of home- and community-based services

We believe home- and community-based services are strongly preferred by clients and their caregivers. The less restrictive settings provide greater control over care delivery, support patient quality of life and independence, and facilitate stronger bonds between those we serve and their caregivers. Additionally, consumers are becoming increasingly aware of the full spectrum of services available in the market, and we believe they will continue to demand the type of tailored and cost-effective community-based care we offer.

Furthermore, we believe that in our target markets, both public and non-public payors will increasingly emphasize and fund community-based services that offer comprehensive care across the continuum at a better relative value. We believe tailored solutions and ongoing support, such as the services we provide, offer better overall outcomes for the populations we serve. For most of our patient populations, our customized service plans cost less than care plans in large-scale institutional settings. Home- and community-based services are also preferred as a clinically appropriate and less expensive “step-down” alternative for individuals who no longer require care in more expensive acute care settings.

Funding for home- and community-based services is expanding

We believe funding for home and community-based services is expanding for a variety of reasons, including the must-serve nature of our population, and legislation, legal precedents and advocacy efforts supporting the individuals we serve. Human services, including services for the I/DD and ARY populations, are generally funded by government programs, predominantly Medicaid, while ABI services are funded by a mix of government programs and private insurance. These programs are often administered on a state-wide level and, in selected states, decisions regarding funding for individual clients and programs occur at the county level, resulting in a large and diverse payor base. State governments are financially incentivized to continue funding services in our core markets because states receive matching federal funds for state expenditures. As a result of these factors, our rates have remained stable, with some rate contraction in 2009 through 2011 following the economic downturn and modest expansion starting in 2012. We believe improving state budgets resulting from a recovering economic environment will further drive growth in funding.

The health and human services markets we serve are highly fragmented, and we expect continued consolidation of the numerous local and regional providers who lack our scale and resources

The markets we serve are highly fragmented, with only a limited number of national providers of significant scale. We believe as payors and other stakeholders increasingly look to evidence-informed services and evidence-based outcomes, the demand will increase for more sophisticated reporting, quality, billing and clinical outcomes data, which require complex and robust administrative and IT systems. Small providers often lack the resources to implement and the scale to leverage these systems. We also believe that payors are increasingly seeking to contract with larger providers that can offer a more comprehensive suite of services across a continuum of care, deliver consistent quality of care and act quickly to establish new programs for populations in need of service.

Competitive Strengths

We believe we are uniquely positioned to be the preferred provider of home- and community-based health and human services in the markets we serve. In particular, our strengths include:

The Leading Provider of Home- and Community-Based Health and Human Services in the United States. As of June 30, 2015, we provided services to approximately 12,400 clients in residential settings and more than 17,800 clients in non-residential settings across 35 states, which are home to approximately 84% of the U.S. population. Our national scale and breadth of service offerings provide us with significant competitive advantages:

•	Responsiveness: Our scale enables us to deliver a broad range of highly customized services across a continuum of care with a greater level of responsiveness than many of our regional or local service competitors. We have the knowledge, financial resources and relationships to anticipate and rapidly respond to customer needs and market opportunities, positioning us well to capture new business.

•	Clinical Expertise: Given our extensive national network of clinicians and the wide variety of service models we use, we have developed a broad range of clinical expertise to address a range of disabilities and special needs. We leverage clinical best practices from across our network to expand into new markets and initiate new service lines and programs to address the needs of our payors, our clients and their caregivers. For example, to promote excellence in our ARY service line, we recently created a Children and Family Services Center of Excellence composed of child welfare experts who are focused on enhancing training programs, supporting adherence to clinical models and measuring outcomes for all ARY programs. We believe our ability to serve individuals with the most complex physical and behavioral challenges distinguishes us from many of our competitors.

•	Infrastructure: Unlike smaller competitors that lack our scale and resources, we have developed a robust infrastructure, including functions such as quality assurance, compliance, risk management, information technology, human resources, billing and financial management, that we leverage across our care-delivery network. This infrastructure enables our operations to focus on efficiently delivering consistent, high-quality care and enables us to respond to the increasing compliance, regulatory and fiscal requirements of payors.

Powerful Value Proposition. We believe we offer a powerful value proposition to our payors, our clients and their caregivers through our ability to design customized service plans to meet the unique needs of our clients in cost-effective settings. We specialize in adapting our service offerings to a wide range of intensities of care and other client requirements.

Proven Ability to Make Acquisitions at Attractive Valuations. We believe our scale, in-depth industry knowledge, payor relationships, reputation for quality and operational expertise strategically position us as a preferred acquirer, with an ability to efficiently and opportunistically deploy capital. We are the only company with a national platform dedicated to serving each of the I/DD, ABI, ARY and ADH populations. This positions us as a prime exit option for small providers in these highly-fragmented markets. We have completed 50 acquisitions at an aggregate purchase price of approximately $211.2 million from the beginning of fiscal 2009 through June 30, 2015.

Unique First Mover Advantage in SRS. Through our history of acquisitions and new starts, we now serve over 1,600 individuals in 26 states in our SRS segment. We are the only provider with a national platform dedicated to providing post-acute care for individuals with brain injuries or other catastrophic injuries and illnesses, and thus we believe we are the leader serving this market. Through our NeuroRestorative and CareMeridian business units, we offer solutions to SRS clients across the continuum of care, from post-acute care and neurorehabilitation to day treatment and supportive living services, that help individuals in their recovery and, in many cases, to regain independence. Our experience in SRS enables us to deliver high-quality specialized care and offer significant cost savings for payors, leading to an expanding pipeline of referrals. Our quality of care and outcomes, along with limited competition of scale in the underserved SRS market, position us to capitalize on this opportunity and benefit from its rapid growth.

Stable Cash Flows Fund Growth Opportunities. Our highly-diverse group of payors and the must-serve populations we support have insulated our revenue streams from significant and widespread rate reductions. This, coupled with our modest capital expenditures and working capital needs, has helped us deliver stable cash flows through periods of economic recession and prosperity. We have utilized our stable cash flows to invest in new growth opportunities and fuel the expansion of our services.

Proven Management Team with a Track Record of Performance. Our management team, having served previously as policy makers, fiscal managers and service providers, has extensive public and private sector experience in health and human services. Our executive officers have been with us for an average of 15 years and average approximately 24 years in the human services industry. Our management team has demonstrated the ability and experience to ensure the delivery of high quality services to clients, pursue and integrate numerous acquisitions, manage critical human resources, develop and maintain robust IT and financial systems, mitigate risk in the business and oversee our significant growth and expansion.

Our Business Strategy

We intend to continue leveraging our strengths to capitalize on the market opportunity for home-and community-based health and human services. The primary aspects of our strategy include:

Leverage our Core Competencies to Drive Organic Growth. We expect to capture the embedded growth opportunities resulting from recent organic growth initiatives and leverage our core competencies to further expand our presence in markets we currently serve and to further expand our geographic footprint in our existing service lines. During our 35-year history, we have developed and refined a core set of competencies through our experience developing customized service plans for complex cases and supporting our operations with expertise in areas such as risk management, compliance and quality assurance.

Pursue Opportunistic Acquisitions. We intend to continue to pursue acquisitions that are consistent with our mission and complement our existing operations. We have invested in a team dedicated to mergers and acquisitions, as well as the infrastructure and formalized processes to enable us to pursue acquisition opportunities and to integrate them into our business. We monitor the market nationally for businesses that we can acquire at attractive prices and efficiently integrate with our existing operations. From the beginning of fiscal 2009 through June 30, 2015, we have successfully acquired 50 companies, at an aggregate purchase price of approximately $211.2 million.

Continue to Invest in our New Start Programs. A key driver of growth has been our new start programs that have historically generated attractive returns on our investments. Our investment of approximately $8.1 million in new starts between fiscal 2007 and fiscal 2010 generated net revenues and operating income of approximately $70.7 million and $16.5 million, respectively, in fiscal 2014. We intend to continue to aggressively pursue new start opportunities with attractive rates of return.

Expand our SRS Platform. We intend to leverage our unique scale and leadership position to continue to expand our SRS platform through continued organic growth in new and existing markets, as well as through opportunistic acquisitions. We are the only provider with a national platform dedicated to providing post-acute care for individuals with brain injuries or other catastrophic injuries and illnesses, and thus we believe we are the leader serving this market. We have more than doubled the size and contribution of our SRS segment since 2009, achieving a 19% compound annual growth rate in net revenue over that period. Furthermore, our SRS business is funded by a highly attractive payor mix, with 53% of net revenues in fiscal 2014 derived from commercial insurers and other private entities.

Pursue Opportunities in Adjacent Markets and Complementary Service Lines that Diversify our Service Offerings. We have a proven track record of developing new service areas, as evidenced by the growth of our SRS segment, and we intend to leverage our core competencies and relationships with state agencies to pursue opportunities in adjacent markets, particularly the $6.2 billion market for ADH, which we entered in 2014 with the acquisition of the Mass Adult Day Health Alliance. Since completing this acquisition, we have opened two additional ADH centers in Massachusetts and are evaluating opportunities to expand this service both organically and through potential acquisitions in Massachusetts and several other states. In the future, we may explore additional opportunities to leverage our periodic, day and residential service models to support individuals in the broader elder care market as well as other adjacent markets, such as those serving youth with autism and individuals with mental health issues.

Risk Factors

An investment in our common stock involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock. Among these important risks are the following:

•	we rely on Medicaid funding as we derive approximately 89% of our revenue from contracts with state and local governments and a substantial portion of this revenue is state funded with federal matching Medicaid dollars; accordingly, reductions or changes in Medicaid funding or changes in budgetary priorities by the federal, state and local governments that pay for our services could have a material adverse effect on our revenue and profitability;

•	the nature of our operations subjects us to substantial claims, litigation and governmental proceedings;

•	an increase in labor costs or labor-related liability;

•	reductions in reimbursement rates, a failure to obtain increases in reimbursement rates or subsequent negative audit adjustments could adversely affect our revenue, cash flows and profitability;

•	our level of indebtedness could adversely affect our liquidity and ability to raise additional capital to fund our operations, and it could limit our ability to invest in our growth initiatives or react to changes in the economy or our industry; and

•	due in large part to our high level of indebtedness, we have a history of losses and we could report losses in the future.

Our Corporate Information

Civitas Solutions, Inc. (formerly known as NMH Holdings, Inc.) is a Delaware corporation incorporated on June 15, 2007. Our business was originally formed in 1980. We were acquired in 2006 pursuant to a merger and contribution (the “Merger”) by affiliates of Vestar Capital Partners (“Vestar”). Our principal executive office is located at 313 Congress Street, Boston, Massachusetts 02210, and our telephone number is (617) 790-4800. The address of our main website is www.civitas-solutions.com. You should not consider any information on, or that can be accessed through, our website as part of this prospectus.

Currently, Civitas’ largest stockholder, NMH Investment, LLC (the “LLC”) is controlled by investment funds managed by Vestar. The equity interests of the LLC are owned by Vestar and certain of our executive officers and directors and other members of management.

The Distribution

In connection with this offering, the LLC will distribute all of the 25,250,000 shares of our common stock it holds to its existing members in accordance with their respective membership interests and pursuant to the terms of the LLC’s limited liability company agreement and the management unitholders agreements (the “Distribution”). It is currently contemplated that the LLC will be dissolved following the Distribution, the completion of this offering and the winding up of the LLC’s affairs.

The Distribution will not affect our operations, which we will continue to conduct through our operating subsidiaries. The primary purpose of the Distribution is to give increased liquidity to those who currently hold equity interests in us indirectly through their ownership of units of the LLC.

Equity Sponsor

Founded in 1988, Vestar Capital Partners is a leading U.S. middle market private equity firm specializing in management buyouts and growth capital investments. Vestar invests and collaborates with incumbent management teams and private owners in a creative, flexible and entrepreneurial way to build long-term enterprise value. Since Vestar’s founding, Vestar funds have completed more than 70 investments in companies with a total value of more than $40 billion.

Vestar has extensive experience investing across a wide variety of industries, including healthcare, financial services, information services, consumer, digital media and diversified industries. Vestar Capital Partners has been making successful investments in the healthcare sector since the late 1990s, when the firm helped the physician managers of Sheridan Healthcare take the company private and build it from a local operation into a nationwide provider of outsourced medical services.

Since then, Vestar’s healthcare investments have spanned the healthcare spectrum, including, in addition to the Company, Essent Healthcare, a hospital management company, and more recently, healthcare information and measurement technologies investments, which include HealthGrades, Press Ganey and MediMedia.

Vestar currently manages funds with approximately $5 billion of assets and has offices in New York, Denver and Boston. Vestar’s investment in the LLC was funded by Vestar Capital Partners V, L.P., a $3.7 billion fund which closed in 2005, and affiliates.

The Offering

Issuer	Civitas Solutions, Inc.

Common stock offered by the selling stockholders	3,000,000 shares

Underwriters’ option to purchase additional shares	The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 450,000 shares at the public offering price less the underwriting discount.

Common stock to be outstanding immediately before and after completion of the Distribution and this offering	36,969,486 shares

Use of proceeds	We will not receive any of the proceeds from the sale of any shares of our common stock by the selling stockholders. See “Use of Proceeds.”

New York Stock Exchange symbol	“CIVI”

Director purchases	One of our directors, who is not affiliated with our sponsor, may purchase shares in this offering.

Risk factors	For a discussion of risks relating to us, our business and an investment in our common stock, see “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after this offering:

•	is based on the number of shares of common stock outstanding as of September 1, 2015;

•	excludes 571,495 shares of our common stock underlying stock options issued under our 2014 Incentive Plan (as defined herein), 555,518 shares of our common stock issuable upon the vesting of outstanding restricted stock unit awards under our 2014 Incentive Plan and 2,169,795 shares of our common stock reserved for issuance under our 2014 Incentive Plan; and

•	assumes no exercise by the underwriters of their option to purchase up to 450,000 additional shares from the selling stockholders.

Summary Consolidated Financial and Other Data

The following tables set forth our summary consolidated financial and other data as of and for the dates indicated. The consolidated financial and other data as of September 30, 2013 and 2014 and for the years ended September 30, 2012, 2013 and 2014 are derived from our audited consolidated financial statements, included elsewhere in this prospectus. The consolidated financial balance sheet data as of September 30, 2012 are derived from our audited consolidated financial statements not included in this prospectus. The consolidated financial and other data presented below as of and for the nine months ended June 30, 2014 and 2015 have been derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. Operating results for the nine months ended June 30, 2015 are not necessarily indicative of the results that may be expected for the entire fiscal year ending September 30, 2015.

Our results included below and elsewhere in this prospectus are not necessarily indicative of our future performance. The following summary consolidated financial and other data are qualified in their entirety by reference to, and should be read in conjunction with, our audited consolidated financial statements and the accompanying notes, included elsewhere in this prospectus, and the information under “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and notes thereto and other financial information included in this prospectus.

	Fiscal Year Ended September 30,			Nine Months Ended June 30,
	2012	2013	2014	2014	2015
(dollars in thousands, except per share data)
Statements of Operations Data:
Net revenue	$1,107,351	$1,182,509	$1,255,838	$928,547	$1,015,764
Cost of revenue (exclusive of depreciation expense shown separately below)	861,691	921,618	983,043	725,754	786,024
General and administrative expenses	139,630	145,184	145,041	108,104	119,452
Depreciation and amortization	59,987	63,573	67,488	50,594	64,278

Income from operations	46,043	52,134	60,266	44,095	46,010
Management fee of related party	(1,325)	(1,359)	(9,488)	(1,041)	(162)
Other income (expense), net	330	1,046	374	664	(333)
Extinguishment of debt	—	—	(14,699)	(14,699)	(17,058)
Interest expense	(79,445)	(78,075)	(69,349)	(53,204)	(28,868)

Loss from continuing operations before income taxes	(34,397)	(26,254)	(32,896)	(24,185)	(411)
Benefit for income taxes	(19,883)	(9,942)	(11,463)	(7,243)	(185)

Loss from continuing operations	(14,514)	(16,312)	(21,433)	(16,942)	(226)
Gain (loss) from discontinued operations, net of tax (1)	245	(1,984)	(1,382)	67	(966)

Net loss	$(14,269)	$(18,296)	$(22,815)	$(16,875)	$(1,192)

Per Share Data:
Net loss per common share, basic and diluted:
Loss from continuing operations	$(0.57)	$(0.65)	$(0.84)	$(0.67)	$(0.01)
Gain (loss) from discontinued operations	—	$(0.07)	$(0.05)	—	$(0.02)

Net loss per common share, basic and diluted	$(0.57)	$(0.72)	$(0.89)	$(0.67)	$(0.03)

Weighted-average common shares outstanding, basic and diluted:	25,250,000	25,250,000	25,538,493	25,250,000	36,950,000

Balance Sheet Data (at end of period):
Cash and cash equivalents	$125	$19,440	$196,147	$47,526	$16,665
Working capital (2)	26,192	59,262	49,555	66,085	54,755
Total assets	1,045,880	1,021,269	1,027,954	1,031,494	1,057,260
Total debt (3)	799,895	803,464	815,509	817,128	653,397
Stockholders’ equity (deficit)	(29,391)	(46,515)	115,538	(62,047)	120,064

Other Financial Data:
Cash flows provided by (used in):
Operating activities	$29,251	$55,738	$83,916	$66,667	$50,714
Investing activities	(42,662)	(39,377)	(88,924)	(39,711)	(67,534)
Financing activities	13,148	2,954	181,715	1,130	(162,662)
Capital expenditures	29,995	31,901	35,295	24,271	30,310
Program rent expense (4)	32,411	38,603	42,165	31,156	36,882
EBITDA (5)	104,707	115,259	103,758	79,450	92,985
Adjusted EBITDA (5)	106,704	116,107	128,840	95,293	116,637

(1)	During fiscal 2013, 2014 and 2015, we closed certain Human Services operations in the states of Virginia and Connecticut, sold our Rhode Island ARY business and closed our Rhode Island I/DD business. All fiscal years presented reflect the classification of these businesses as discontinued operations. In April 2014, the FASB issued Accounting Standards Update No. 2014-08 which was adopted by the Company on October 1, 2014. Under the new standard, which is applied prospectively, similar closures will no longer be classified as discontinued operations. In June 2015, we decided to discontinue ARY services in the states of Florida, Louisiana, Indiana, North Carolina and Texas. These businesses have not been classified as discontinued operations.
(2)	Calculated as current assets minus current liabilities.
(3)	Includes obligations under capital leases.
(4)	Program rent expense is defined as lease expenses related to buildings directly utilized in providing services to clients.
(5)	We define “EBITDA” as income before interest expense and interest income, taxes, depreciation and amortization. We define “Adjusted EBITDA” as EBITDA further adjusted to add back certain charges, fees and expenses. EBITDA and Adjusted EBITDA are presented because they are important measures used by management to assess financial performance, and management believes they provide a more transparent view of our operating performance and operating trends without the effect of non-cash charges and other items that vary from period to period without any correlation to our operating performance. We also believe these non-GAAP measures are useful to investors in assessing financial performance because these measures are similar to the metrics used by investors and other interested parties when comparing companies in our industry that have different capital structures, debt levels and/or tax rates.

EBITDA and Adjusted EBITDA are not determined in accordance with GAAP and should not be considered in isolation or as an alternative to net income, income from operations, net cash provided by operating, investing or financing activities or other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. Neither EBITDA nor Adjusted EBITDA should be considered as a measure of discretionary cash available to us to invest in the growth of our business. While EBITDA and Adjusted EBITDA are frequently used as measures of operating performance and the ability to meet debt service requirements, they are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual items.

The following table provides a reconciliation from net loss to EBITDA and Adjusted EBITDA:

	Fiscal Year Ended September 30,			Nine Months Ended June 30,
	2012	2013	2014	2014	2015
(dollars in thousands)
Net loss	$(14,269)	$(18,296)	$(22,815)	$(16,875)	$(1,192)
Loss (gain) from discontinued operations, net of tax	(245)	1,984	1,382	(67)	966
Benefit for income taxes	(19,883)	(9,942)	(11,463)	(7,243)	(185)
Interest expense, net	79,117	77,940	69,166	53,041	29,118
Depreciation and amortization	59,987	63,573	67,488	50,594	64,278

EBITDA	$104,707	$115,259	$103,758	$79,450	$92,985

Adjustments:
Management fee of related party (a)	1,325	1,359	9,488	1,041	162
Stock based compensation (b)	672	273	895	103	3,761
Predecessor provider tax reserve adjustments (c)	—	(2,118)	—	—	—
Extinguishment of debt (d)	—	—	14,699	14,699	17,259
Long-term compensation plan payment (e)	—	—	—	—	2,470
Non-cash impairment charges (f)	—	1,334	—	—	—

Adjusted EBITDA	$106,704	$116,107	$128,840	$95,293	$116,637

Supplemental Information:
Operating losses for new starts (g)	$7,460	$8,802	$6,148	$4,491	$3,898
Pro forma effect of acquired EBITDA (h)	3,450	2,229	6,582	1,748	2,693

(a)	Represents management fees and reimbursable expenses incurred under our management agreement with our private equity sponsor that terminated during the year ended September 30, 2014.

(b)	Represents non-cash stock-based compensation.
(c)	Represents an adjustment to a reserve for a provider tax.
(d)	Represents the write-off of the remaining deferred financings costs on debt that we refinanced during the year ended September 30, 2014, and the costs associated with the redemption of $212 million of senior notes during the nine months ended June 30, 2015, including the write-off of the associated deferred financing costs and original issue discount and costs associated with the $55 million term loan that closed in February 2015.
(e)	Represents payments associated with the termination of an equity-like plan for employees of the CareMeridian business unit made in connection with our initial public offering.
(f)	Represents impairment charges associated with indefinite lived intangible assets and goodwill related to the closing of underperforming programs.
(g)	Operating losses from new starts represent losses from any new start programs initiated within 18 months of the end of the period that had operating losses during the period. Net operating loss from a new start is defined as its revenue for the period less direct expenses but not including allocated overhead costs.
(h)	Represents the estimated additional EBITDA from acquisitions made during the periods presented assuming the acquisitions had occurred on the first day of each respective period.

RISK FACTORS

Investing in our common stock involves a number of risks. Before you purchase our common stock, you should carefully consider the risks described below and the other information contained in this prospectus, including our consolidated financial statements and accompanying notes. If any of the following risks actually occurs, our business, financial condition, results of operation or cash flows could be materially adversely affected. In any such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

Reductions or changes in Medicaid funding or changes in budgetary priorities by the federal, state and local governments that pay for our services could have a material adverse effect on our revenue and profitability.

We currently derive approximately 89% of our revenue from contracts with state and local governments. These governmental payors fund a significant portion of their payments to us through Medicaid, a joint federal and state health insurance program through which state expenditures are matched by federal funds typically ranging from 50% to approximately 75% of total costs, a number based largely on a state’s per capita income. Our revenue, therefore, is largely determined by the level of federal, state and local governmental spending for the services we provide.

Efforts at the federal level to reduce the federal budget deficit pose risk for reductions in federal Medicaid matching funds to state governments. Previously, the Joint Select Committee on Deficit Reduction’s failure to meet the deadline imposed by the Budget Control Act of 2011 triggered automatic across-the-board cuts to discretionary funding, including a 2% reduction to Medicare, which went into effect April 1, 2013, but specifically exempted Medicaid payments to states. While this development did not reduce federal Medicaid funding, reductions in other federal payments to states will put additional stress on state budgets, with the potential to negatively impact the ability of states to provide the state Medicaid matching funds necessary to maintain or increase the federal financial contribution to the program. Negotiations in recent years regarding deficit reduction efforts have been contentious and resulted in a 16-day government shutdown in October 2013. While Medicaid payments were not affected during this period, the potential of longer shutdowns in the future if new negotiations regarding the federal budget and/or the federal debt ceiling fail to produce a resolution could cause disruptions in Medicaid support and payments to states. Current projections estimate that the federal government will reach the debt ceiling during the fall of 2015, which could result in negotiations over the debt ceiling occurring at the same time as the federal budget debate. In addition, the federal government may choose to adopt alternative proposals to reduce the federal budget deficit. These alternative reductions could have a negative impact on state Medicaid budgets, including proposals to provide states with more flexibility to determine Medicaid benefits, eligibility or provider payments through the use of block grants or streamlined waiver approvals, as well as those that would reduce the amount of federal Medicaid matching funding available to states by curtailing the use of provider taxes or by adjusting the Federal Medical Assistance Percentage (FMAP). Furthermore, any new Medicaid-funded benefits and requirements established by Congress, particularly those included in the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, and the rules and regulations thereunder (together, the “Patient Protection and Affordable Care Act”), that mandate certain uses for Medicaid funds could have the effect of diverting those funds from the services we provide.

Budgetary pressures facing state governments, as well as other economic, industry, and political factors, could cause state governments to limit spending, which could significantly reduce our revenue, referrals, margins and profitability, and adversely affect our growth strategy. Governmental agencies generally condition their contracts with us upon a sufficient budgetary appropriation. If a government agency does not receive an appropriation sufficient to cover its contractual obligations with us, it may terminate a contract or defer or reduce our reimbursement. In addition, there is risk that previously appropriated funds could be reduced through subsequent legislation. Many states in which we operate experienced unprecedented budgetary deficits during and in the wake of the recession that began in 2008, and, as a result, implemented service reductions, rate freezes and/or rate reductions, including states such as Minnesota, California, Florida, Indiana and Arizona. Similarly, programmatic changes such as conversions to managed care with related contract demands regarding billing and services, unbundling of services, governmental efforts to increase consumer autonomy and reduce provider oversight, coverage and other changes under state Medicaid plans, may cause unanticipated costs and risks to our service delivery. The loss or reduction of or changes to reimbursement under our contracts could have a material adverse effect on our business, financial condition and operating results.

The nature of our operations subjects us to substantial claims, litigation and governmental proceedings.

We are in the health and human services business and, therefore, we have been and continue to be subject to substantial claims alleging that we, our employees or our Mentors failed to provide proper care for a client. We are also subject to claims by our clients, our employees, our Mentors or community members against us for negligence and intentional misconduct, or violation of applicable laws. Included in our recent claims are claims alleging personal injury, assault, abuse, wrongful death and other charges. Several years ago, we experienced a spike in claims filed against the Company, and we could face an increase in claims in the future. As a result of the prior increase in claims, we received less favorable insurance terms and have expensed greater amounts to fund potential claims. For more information, see “Business—Legal Proceedings”.

Professional and general liability expense totaled 0.8%, 0.8%, 0.9%, 1.0% and 1.0% of our net revenue for the nine months ended June 30, 2015 and 2014 and the fiscal years ended September 30, 2014, 2013 and 2012, respectively. We incurred professional and general liability expenses of $7.7 million, $7.9 million, $10.9 million, $12.1 million and $10.7 million for the nine months ended June 30, 2015 and 2014 and the fiscal years ended September 30, 2014, 2013 and 2012, respectively. These expenses are incurred in connection with our claims reserve and insurance premiums. For more information, see “—Our financial results could be adversely affected if claims against us are successful, to the extent we must make payments under our self- insured retentions, or if such claims are not covered by our applicable insurance or if the costs of our insurance coverage increase.” Increased costs of insurance and claims have negatively impacted our results of operations and have resulted in a renewed emphasis on reducing the occurrence of claims. Although insurance premiums did not increase in fiscal 2013 and 2014, they have increased in prior years and may increase in the future.

We are subject to employee-related claims under state and federal law, including claims for discrimination, wrongful discharge or retaliation, as well as claims for violations under the Fair Labor Standards Act or state wage and hour laws.

Regulatory agencies may initiate administrative proceedings alleging that our programs, employees or agents violate statutes and regulations and seek to impose monetary penalties on us or ask for recoupment of amounts paid. We could be required to incur significant costs to respond to regulatory investigations or defend against lawsuits and, if we do not prevail, we could be required to pay substantial amounts of money in damages, settlement amounts or penalties arising from these legal proceedings.

On April 24, 2015, the United States Senate Finance Committee (the “SFC”) sent a letter to the governor of every state requesting information regarding the state’s administration of its foster care system and, in particular, the role of privatized foster care involving both not-for-profit and for-profit agencies. On June 17, 2015, the SFC sent a letter to us requesting extensive information regarding our foster care services. On August 10, 2015, a staff member of the SFC requested additional information. We have been working diligently to respond to the SFC’s request for information in a timely manner. It is both costly and time consuming for us to comply with these inquiries. We currently provide privatized foster care in 13 states. We anticipate that upon completion of our previously announced strategic review and divestiture of our ARY service line in five states, we will provide foster care in eight states. At this juncture, we cannot predict the scope, duration or outcome of the SFC’s review. It is possible that the inquiries could result in negative publicly or other negative action that could harm our reputation.

A litigation award excluded by, or in excess of, our third-party insurance limits and self-insurance reserves could have a material adverse impact on our operations and cash flow and could adversely impact our ability to continue to purchase appropriate liability insurance. Even if we are successful in our defense, lawsuits or regulatory proceedings could also irreparably damage our reputation.

Reductions in reimbursement rates, a failure to obtain increases in reimbursement rates or subsequent negative audit adjustments could adversely affect our revenue, cash flows and profitability.

Our revenue and operating profitability depend on our ability to maintain our existing reimbursement levels and to obtain periodic increases in reimbursement rates to meet higher costs and demand for more services. Approximately 11.7% of our revenue is derived from contracts based on a retrospective cost reimbursement model, whereby we are required to maintain a certain cost structure in order to realize the specified rate. For such programs, if our costs are less than the required amount, we are required to return a portion of the revenue to the payor. Some of our programs are also subject to prospective rate adjustments based on current spending levels. For such programs, we could experience reduced rates in the future if our current spending is not sufficient. If we are not entitled to, do not receive or cannot negotiate increases in reimbursement rates, or are forced to accept a reduction in our reimbursement rates at approximately the same time as our costs of providing services increase, including labor costs and rent, our margins and profitability could be adversely affected.

Changes in how federal and state government agencies operate reimbursement programs can also affect our operating results and financial condition. Some states have, from time to time, revised their rate-setting methodologies in a manner that has resulted in rate decreases. In some instances, changes in rate-setting methodologies have resulted in third-party payors disallowing, in whole or in part, our requests for reimbursement. Any reduction in or the failure to maintain or increase our reimbursement rates could have a material adverse effect on our business, financial condition and results of operations. Changes in the manner in which state agencies interpret program policies and procedures or review and audit billings and costs could also adversely affect our business, financial condition and operating results.

As a result of cost reporting, we have from time to time experienced negative audit adjustments which are based on subjective judgments of reasonableness, necessity or allocation of costs in our services provided to clients. These adjustments are generally required to be negotiated as part of the overall audit resolution and may result in paybacks to payors and adjustments of our rates. We cannot assure you that our rates will be maintained or that we will be able to keep all payments made to us, until an audit of the relevant period is complete.

Our variable cost structure is directly related to our labor costs, which may be adversely affected by labor shortages, a deterioration in labor relations or increased unionization activities.

Our variable cost structure and operating profitability are directly related to our labor costs. Labor costs may be adversely affected by a variety of factors, including a limited supply of qualified personnel in any geographic area, local competitive forces, ineffective utilization of our labor force, increases in minimum wages or the need to increase wages to remain competitive, health care costs and other personnel costs, and adverse changes in client service models. We typically cannot recover our increased labor costs from payors and must absorb them ourselves. We have incurred higher labor costs in certain markets from time to time because of difficulty in hiring qualified direct care staff. These higher labor costs have resulted from increased wages and overtime and the costs associated with recruitment and retention, training programs and use of temporary staffing personnel. In part to help with the challenge of recruiting and retaining direct care staff, we offer these employees a benefits package that includes paid time off, health insurance, dental insurance, vision coverage, life insurance and a 401(k) plan, and these costs can be significant.

Although our employees are generally not unionized, we acquired one business in New Jersey in 2010 that currently has approximately 24 employees who are represented by a labor union. From time to time, we experience attempts to unionize certain of our non-union employees. Recently, the National Labor Relations Board (“NLRB”) issued a final rule that took effect April 14, 2015, that significantly reduces the maximum number of days to hold a union election. This reduction in the open election period may limit the Company’s ability to adequately inform employees regarding the risks associated with unionization. Future unionization activities could result in an increase of our labor and other costs. If any employees covered by a collective bargaining agreement were to engage in a strike, work stoppage or other slowdown, we could experience a disruption of our operations and/or higher ongoing labor costs, which could adversely affect our business, financial condition and results of operations.

Matters involving employees may expose us to potential liability.

We are subject to United States federal, state and local employment laws that expose us to potential liability if we are determined to have violated such employment laws. Failure to comply with federal and state labor laws pertaining to minimum wage, overtime pay, meal and rest breaks, unemployment tax rates, workers’ compensation rates, citizenship or residency requirements, and other employment-related matters may have a material adverse effect on our business or operations. In addition, employee claims based on, among other things, discrimination, harassment or wrongful termination may divert financial and management resources and adversely affect operations. We are further subject to the Fair Labor Standards Act (which governs such matters as minimum wages, overtime and other working conditions) as well as state and local wage and hour laws.

We expect increases in payroll expenses as a result of recent state and federal policy initiatives to increase the minimum wage. Although such increases are not expected to be material, we cannot assure you that there will not be material increases in the future.

On July 6, 2015, the Department of Labor announced a proposed rule that significantly raised the minimum salary required to classify an employee as exempt. The proposed rule would raise the current base salary minimum to be exempt from overtime pay for all hours worked over 40 hours in a designated workweek from $23,660 ($455 per week) to $50,440 ($970 per week) in 2016, with yearly adjustments tied to a designated index thereafter. Comments to the proposed rule are due by September 4, 2015. If the final rule adopts the minimum salary level for administrative, professional, and executive exempt employees, we are likely to incur additional labor costs in the form of increased salaries, overtime pay for previously exempt employees and additional hires to minimize overtime exposure.

The potential losses that may be incurred as a result of any violation of or change in employment laws are difficult to quantify, but they could be material.

Our level of indebtedness could adversely affect our liquidity and ability to raise additional capital to fund our operations, and it could limit our ability to invest in our growth initiatives or react to changes in the economy or our industry.

We have a significant amount of indebtedness and substantial leverage. As of June 30, 2015, we had total indebtedness, excluding capital lease obligations, of $645.7 million (after giving effect to $1.5 million of original issue discount on the term loan) and an ability to borrow up to an additional $119.1 million under our revolving credit facility. A portion of our indebtedness, including borrowings under the senior secured credit facilities, bears interest at rates that fluctuate with changes in certain short-term prevailing interest rates. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same. We expect to continue to make new investments in our growth that may reduce liquidity, and we may need to increase our indebtedness in the future.

Our substantial degree of leverage could have important consequences, including the following:

•	it may curtail our acquisitions program and may limit our ability to invest in our infrastructure and in growth opportunities;

•	it may diminish our ability to obtain additional debt or equity financing for working capital, capital expenditures, debt service requirements and general corporate or other purposes;

•	the debt service requirements of our indebtedness could make it more difficult for us to satisfy our indebtedness and contractual and commercial commitments;

•	a significant portion of our cash flows from operations will be dedicated to the payment of principal and interest on our indebtedness and will not be available for other purposes, including our operations, future business opportunities and acquisitions and capital expenditures;

•	interest rates on any portion of our variable interest rate borrowings under the senior secured credit facilities that we have not hedged may increase;

•	it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt and a lower degree of leverage; and

•	we may be vulnerable if the country falls into another recession, or if there is a downturn in our business, or we may be unable to carry out activities that are important to our growth.

Subject to restrictions in the senior credit agreement, we may be able to incur more debt in the future, which may intensify the risks described in this risk factor. All of the borrowings under our senior secured credit facilities are secured by substantially all of the assets of the National Mentor Holdings, Inc. (“NMHI”) and its subsidiaries.

In addition to our significant amount of indebtedness, we have significant rental obligations under our operating leases for our group homes, other service facilities and administrative offices. For the nine months ended June 30, 2015, our aggregate rental expense for these leases was $48.3 million. We expect this number will increase during the remainder of fiscal 2015 as a result of new leases entered into pursuant to acquisitions and new program starts. Our ongoing rental obligations could exacerbate the risks described above.

Our ability to generate sufficient cash flow to fund our debt service, rental payments and other obligations depends on many factors beyond our control. See “—Economic conditions could have a material adverse effect on our cash flows, liquidity and financial condition.” In addition, possible acquisitions or investments in organic growth and other strategic initiatives could require additional debt financing. If our future cash flows do not meet our expectations and we are unable to service our debt, or if we are unable to obtain additional debt financing, we may be forced to take actions such as revising or delaying our strategic plans, reducing or delaying acquisitions, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We may be unable to effect any of these transactions on satisfactory terms, or at all. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to obtain additional financing on satisfactory terms, or at all, could have a material adverse effect on our business, financial condition and operating results.

We have a history of losses, and we might not be profitable in the future.

Due in large part to our high levels of indebtedness, we have had a history of losses. For the years ended September 30, 2014, 2013 and 2012 and the nine months ended June 30, 2015, we generated net losses of $22.8 million, $18.3 million, $14.3 million, and $1.2 million respectively. Although we have decreased our interest payments by repaying all of our senior notes and refinancing our senior secured credit facilities, we could report losses in the future. Other factors may cause us to report losses in the future, including reductions in funding for our services, reductions in reimbursement rates, increases in our costs, increased competition and other factors described elsewhere under “Risk Factors—Risks Related to Our Business”.

Failure to comply with requirements to design, implement and maintain effective internal controls could have a material adverse effect on our business.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on the effectiveness of our internal control over financial reporting. For the first time, after the conclusion of this fiscal year ending September 30, 2015, we will be required, pursuant to Section 404, to furnish an attestation report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. We have identified significant deficiencies in our internal control over financial reporting related to information technology, revenue processes and financial reporting and disclosure. We have taken measures to remediate these deficiencies, but we have not yet completed the testing to determine if these deficiencies have been remediated. If we are unable to remedy past deficiencies, or if we identify additional deficiencies in the future, we may be unable to conclude that our internal control over financial reporting is effective or obtain an unqualified opinion from our independent registered public accounting firm.

No evaluation can provide complete assurance that our internal controls will operate as intended. Management’s report is required to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified opinion when they are required to do so. The generally decentralized nature of our operations and manual nature of many of our controls increases our risk of control deficiencies. In addition, future acquisitions may present challenges in implementing appropriate internal controls. Any future material weaknesses in internal control over financial reporting could result in material misstatements in our financial statements. Moreover, any future disclosures of additional material weaknesses, or errors as a result of those weaknesses, could result in a negative reaction in the financial markets if there is a loss of confidence in the reliability of our financial reporting.

State and local government payors with which we have contracts have complicated billing and collection rules and regulations, and if we fail to meet such requirements, our business could be materially impacted.

We derive approximately 89% of our revenue from contracts with state and local government agencies, and a substantial portion of this revenue is state-funded with federal Medicaid matching dollars. In billing for our services to third-party payors, we must follow complex documentation, coding and billing rules and there can be delays before we receive payment. These rules are based on federal and state laws, rules and regulations, various government pronouncements, and on industry practice. If we fail to comply with federal and state documentation, coding and billing rules, we could be subject to criminal and/or civil penalties, loss of licenses and exclusion from the Medicaid programs, which could materially harm us. Specifically, failure to follow these rules could result in potential criminal or civil liability under the False Claims Act and various federal and state criminal healthcare fraud statutes, under which extensive financial penalties and exclusion from participation in federal healthcare programs can be imposed.

Federal false claims laws prohibit any person from knowingly presenting or causing to be presented a false claim for payment to the federal government, or knowingly making or causing to be made a false statement to get a false claim paid. Penalties for a False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim, the potential for exclusion from participation in federal healthcare programs and criminal liability. The majority of states also have statutes or regulations similar to the federal false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. See “—We are subject to extensive governmental regulations, which require significant compliance expenditures, and a failure to comply with these regulations could adversely affect our business.”

We annually submit a large volume of claims for Medicaid and other payments, and there can be no assurance that there have not been errors. The rules are frequently vague and confusing, and we cannot assure that governmental investigators, private insurers, private whistleblowers or Medicaid auditors will not challenge our practices. Such a challenge could result in a material adverse effect on our business.

The International Statistical Classification of Diseases and Related Health Problems is a medical classification list created by the World Health Organization (WHO). It contains codes for diagnoses, which are used to bill Medicaid and Medicare for services. The tenth revision of the list, ICD-10, goes into effect on October 1, 2015, at which time all providers must use the updated codes for billing. Failure to adequately prepare for ICD-10 would result in the potential for rejected billing. In addition, payor readiness presents a risk, as payments could be delayed if payors’ systems are not updated and billing is rejected.

We are routinely subject to governmental reviews, audits and investigations to verify our compliance with applicable laws and regulations. As a result of these reviews, audits and investigations, these governmental payors may be entitled to, at their discretion:

•	require us to refund amounts we have previously been paid;

•	terminate or modify our existing contracts;

•	suspend or prevent us from receiving new contracts or extending existing contracts;

•	impose referral holds on us;

•	impose fines, penalties or other sanctions on us; and

•	reduce the amount we are paid under our existing contracts.

As a result of past reviews and audits of our operations, we have been and are subject to some of these actions from time to time. While we do not currently believe that our existing governmental reviews and audit proceedings will have a material adverse effect on our financial condition or significantly harm our reputation, we cannot assure you that such actions or similar actions in the future will not do so. In addition, such proceedings could have a material adverse impact on our results of operations in a future reporting period. Moreover, if we are required to restructure our billing and collection methods, these changes could be disruptive to our operations and costly to implement.

Complicated billing and collection procedures can result in delays in collecting payment for our services, which may adversely affect our liquidity, cash flows and operating results.

The reimbursement process is time consuming and complex, and there can be delays before we receive payment. Government reimbursement, facility credentialing, Medicaid recipient eligibility and service authorization procedures are often complicated and burdensome, and delays can result from, among other things, securing documentation and coordinating necessary eligibility paperwork between agencies. Similar issues arise in seeking payment from some of our private payors. These reimbursement and procedural issues occasionally cause us to have to resubmit claims several times and manage other administrative requests before payment is remitted. Missed filing deadlines can cause rejections of claims. If there is a billing error, the process to resolve the error may be time-consuming and costly. To the extent that complexity associated with billing for our services causes delays in our cash collections, we assume the financial risk of increased carrying costs associated with the aging of our accounts receivable as well as increased potential for write-offs. We can provide no assurance that we will be able to collect payment for claims at our current levels in future periods. The risks associated with third-party payors and the inability to monitor and manage accounts receivable successfully could have a material adverse effect on our liquidity, cash flows and operating results.

Economic conditions could have a material adverse effect on our cash flows, liquidity and financial condition.

Our government payors rely on tax revenue to pay for our services. In the wake of the last economic recession that began in 2008, most states faced unprecedented declines in tax revenues and, as a result, record budget gaps. Furthermore, even after six years of economic improvement, state tax revenue is only 5% above prerecession levels, after adjusting for inflation. If the economy were to contract into recession again, our government payors or other counterparties that owe us money could be delayed in obtaining, or may not be able to obtain, necessary funding and/or financing to meet their cash flow needs. In 2011, Standard & Poor’s downgraded the Federal government’s credit rating and additional downgrades are possible in the future. In October 2013, Fitch Ratings placed the Federal government’s credit rating on negative watch. If the credit rating of the federal government is downgraded again, it is possible there will be related downgrades of state credit ratings as well. If this or unrelated state downgrades occur, this could make it more expensive for states to finance their cash flow needs and put additional pressure on state budgets. Delays in payment could have a material adverse effect on our cash flows, liquidity and financial condition. In the event that our payors or other counterparties are financially unstable or delay payments to us, our financial condition could be further impaired if we are unable to borrow additional funds under our senior credit agreement to finance our operations.

Our financial results could be adversely affected if claims against us are successful, to the extent we must make payments under our self-insured retentions, or if such claims are not covered by our applicable insurance or if the costs of our insurance coverage increase.

We have been and continue to be subject to substantial claims against our professional and general liability and automobile liability insurance. Professional and general liability claims, if successful, could result in substantial damage awards which might require us to make significant payments under our self-insured retentions and increase future insurance costs. For claims made from October 1, 2011 to September 30, 2013, we were self-insured for the first $4.0 million of each and every claim with no aggregate limit. As of October 1, 2013, we are self-insured for $4.0 million per claim and $28.0 million in the aggregate. We may be subject to increased self-insurance retention limits in the future which could have a negative impact on our results. An award may exceed the limits of any applicable insurance coverage, and awards for punitive damages may be excluded from our insurance policies either contractually or by operation of state law. In addition, our insurance does not cover all potential liabilities including, for example, those arising from employment practice claims, wage and hour violations, and governmental fines and penalties. As a result, we may become responsible for substantial damage awards that are uninsured.

Insurance against professional and general liability and automobile liability can be expensive and our insurance premiums may increase in the future. Insurance rates vary from state to state, by type and by other factors. Rising costs of insurance premiums, as well as successful claims against us, could have a material adverse effect on our financial position and results of operations.

It is also possible that our liability and other insurance coverage will not continue to be available at acceptable costs or on favorable terms.

If payments for claims exceed actuarially determined estimates, if claims are not covered by insurance, or if our insurers fail to meet their obligations, our results of operations and financial position could be adversely affected.

The nature of services that we provide could subject us to significant workers’ compensation related liability, some of which may not be fully reserved for.

We use a combination of insurance and self-insurance plans to provide for potential liability for workers’ compensation claims. Because we have so many employees, and because of the inherent physical risk associated with the interaction of employees with our clients, many of whom have intensive care needs, the potential for incidents giving rise to workers’ compensation liability is high.

We estimate liabilities associated with workers’ compensation risk and establish reserves each quarter based on internal valuations, third-party actuarial advice, historical loss development factors and other assumptions believed to be reasonable under the circumstances. In prior years, our results of operations have been adversely impacted by higher than anticipated claims, and they may be adversely impacted in the future if actual occurrences and claims exceed our assumptions and historical trends.

The Patient Protection and Affordable Care Act may materially increase our costs and/or make it harder for us to compete as an employer.

The Patient Protection and Affordable Care Act imposed new mandates on employers and individuals. The mandate requiring all individuals to enroll in a health insurance plan deemed credible became effective on January 1, 2014, but the implementation of the requirement that all employers with 50 or more full-time employees provide to employees health insurance deemed credible or pay a penalty became effective on January 1, 2015. Despite the delayed implementation of the employer mandate, we redesigned our health benefits for calendar year 2014 to offer employees health coverage that meets the requirements of the Patient Protection and Affordable Care Act. We are now in just our second year of experience with our new plans. Depending upon claims experience or enrollment changes in our new plans, our cost for employee health insurance could materially increase. Moreover, if the coverage we are offering isn’t competitive with the health insurance benefits our employees could receive at other employers, we may become less attractive as an employer and it may become more difficult for us to compete for qualified employees.

We face substantial competition in attracting and retaining experienced personnel, and we may be unable to maintain or grow our business if we cannot attract and retain qualified employees.

Our success depends to a significant degree on our ability to attract and retain qualified and experienced human service and other professionals, who possess the skills and experience necessary to deliver quality services to our clients and manage our operations. We face competition for certain categories of our employees, particularly direct service professionals and managers, based on wages, benefits and other working conditions. Contractual requirements and client needs determine the number, as well as the education and experience levels, of health and human service professionals we hire. We face substantial turnover among our direct service professionals. Also, due to the nature of the services we provide, our working conditions require additional sensitivities and skills relative to traditional medical care environments. Our ability to attract and retain employees with the requisite credentials, experience and skills depends on several factors, including, but not limited to, our ability to offer competitive wages, benefits and professional growth opportunities. The inability to attract and retain experienced personnel could have a material adverse effect on our business.

If we fail to establish and maintain relationships with government agencies, we may not be able to successfully procure or retain government-sponsored contracts, which could negatively impact our revenue.

To facilitate our ability to procure or retain government-sponsored contracts, we rely in part on establishing and maintaining relationships with officials of various government agencies, primarily at the state and local level but also including federal agencies. These relationships enable us to maintain and renew existing contracts and obtain new contracts and referrals. The effectiveness of our relationships may be reduced or eliminated with changes in the personnel holding various government offices or staff positions. We also may lose key personnel who have these relationships, and such personnel may not be subject to non-compete or non-solicitation covenants. Any failure to establish, maintain or manage relationships with government and agency personnel may hinder our ability to procure or retain government-sponsored contracts, and could negatively impact our revenue.

Negative publicity or changes in public perception of our services may adversely affect our ability to obtain new contracts and renew existing ones or obtain third-party referrals.

Our success in obtaining new contracts and renewals of our existing contracts depends upon maintaining our reputation as a quality service provider among governmental authorities, advocacy groups, families of our clients, our clients and the public. Negative publicity, changes in public perception, quality lapses, legal proceedings and government investigations with respect to our operations could damage our reputation and hinder our ability to retain contracts and obtain new contracts, and could reduce referrals, increase government scrutiny and compliance or litigation costs, or generally discourage clients from using our services. Any of these events could have a material adverse effect on our business, financial condition and operating results.

Our reputation and prior experience with agency staff, care workers and others in positions to make referrals to us are important for building and maintaining our operations. Any event that harms our reputation or creates negative experiences with such third parties could impact our ability to receive referrals and maintain or grow our client base.

A loss of our status as a licensed service provider in any jurisdiction could result in the termination of existing services and our inability to market our services in that jurisdiction.

We operate in numerous jurisdictions and are required to maintain licenses and certifications in order to conduct our operations in each of them. Each state and local government has its own regulations, which can be complicated. Additionally, each of our service lines can be regulated differently within a particular jurisdiction. As a result, maintaining the necessary licenses and certifications to conduct our operations is cumbersome. Our licenses and certifications could be suspended, revoked or terminated for a number of reasons, including:

•	the failure by our direct care staff or host-home providers to properly care for clients;

•	the failure to submit proper documentation to the applicable government agency, including documentation supporting reimbursements for costs;

•	the failure by our programs to abide by the applicable laws and regulations relating to the provision of health and human services; and

•	the failure of our facilities to comply with the applicable building, health and safety codes and ordinances.

From time to time, some of our licenses or certifications, or those of our employees, are temporarily placed on probationary status or suspended. If we lost our status as a licensed provider of health and human services in any jurisdiction or any other required certification, we would be unable to market our services in that jurisdiction, and the contracts under which we provide services in that jurisdiction would be subject to termination. In providing services in certain jurisdictions, we subcontract to another provider. In those situations, the other provider may hold the license or certification. However, if the other provider’s license or certification were revoked or suspended, we may no longer be permitted to provide services in that jurisdiction. Loss of a license as a direct provider or subcontractor of another provider of health and human services could constitute a violation of provisions of contracts in other jurisdictions, resulting in other contract, license or certification terminations. Any of these events could have a material adverse effect on our financial performance and operations.

We have increased and will continue to make substantial expenditures to expand existing services, win new business and grow revenue, but we may not realize the anticipated benefits of such increased expenditures.

In order to grow our business, we must capitalize on opportunities to expand existing services and win new business, some of which require spending in advance of revenue. For example, states such as California and New Jersey are in the process of closing state institutions and transitioning individuals with intellectual and developmental disabilities into community-based settings such as ours. Responding to opportunities such as these typically requires significant investment of our resources in advance of revenue.

We spend a significant amount on growth initiatives, especially new starts. These investments have had a negative effect on our operating margin, and we may not realize the anticipated benefits of the spending as soon as we expect to or at any point in the future. If we target the wrong areas, or fail to identify the evolving needs of our payors by responding with service offerings that meet their fiscal and programmatic requirements, we may not realize the anticipated benefits of our investments and the results of our operations may suffer.

We may not realize the anticipated benefits of any future acquisitions, and we may experience difficulties in integrating these acquisitions.

As part of our growth strategy, we intend to make acquisitions. Growing our business through acquisitions involves risks because with any acquisition there is the possibility that:

•	the business we acquire may not continue to generate income at the same historical levels on which we based our acquisition decision;

•	we may be unable to maintain and renew the contracts of the acquired business;

•	unforeseen difficulties may arise in integrating the acquired operations, including employment practices, information systems and accounting controls;

•	we may not achieve operating efficiencies, synergies, economies of scale and cost reductions as expected;

•	we may be required to pay higher purchase prices for acquisitions than we have paid historically;

•	management may be distracted from overseeing existing operations by the need to integrate the acquired business;

•	we may acquire or assume unexpected liabilities or there may be other unanticipated costs;

•	we may encounter unanticipated regulatory risk;

•	we may experience problems entering new markets or service lines in which we have limited or no experience;

•	we may fail to retain and assimilate key employees of the acquired business;

•	we may finance the acquisition by incurring additional debt and further increase our leverage ratios; and

•	the culture of the acquired business may not match well with our culture.

As a result of these risks, there can be no assurance that any future acquisition will be successful or that it will not have a material adverse effect on our financial condition and results of operations.

If we are not successful in expanding into adjacent markets, our growth strategy could suffer.

Our growth strategy depends on pursuing opportunities in adjacent markets, and we may not be successful in adapting our service models to markets or service lines in which we have little or no prior experience. We recently expanded into the ADH services market. In the future, we may explore other adjacent markets, such as services to youth with autism and individuals with mental health issues, which would expose us to additional operational, regulatory and legal risks. Serving other populations may require compliance with additional federal and state laws and regulations which may differ from the laws and regulations that apply to the populations we currently serve. Compliance with new laws and regulations may result in unanticipated expenses or liabilities. Programs we open in adjacent markets may also take longer to reach expected revenue and profit levels on a consistent basis and may have higher occupancy or operating costs than programs in our existing markets, which may affect our overall profitability. Adjacent markets may have different payors, referral sources, staffing requirements, client preferences and competitive conditions. We may find it more difficult to hire, motivate and keep qualified direct care workers and other employees in these adjacent markets. We may need to augment our staffing to meet regulatory requirements, and the overall cost of labor may be higher. As a result, we may not be successful in diversifying the populations we serve, and we may fail to capture market share in adjacent markets. If any steps taken to expand our existing business into adjacent markets are unsuccessful, we may not be able to achieve our growth strategy and our business, financial condition or results of operations could be adversely affected.

We are subject to extensive governmental regulations, which require significant compliance expenditures, and a failure to comply with these regulations could adversely affect our business.

We are required to comply with comprehensive government regulation of our business, including statutes, regulations and policies governing the licensing of our facilities, the maintenance and management of our work place for our employees, the quality of our service, the revenue we receive for our services and reimbursement for the cost of our services. Compliance with these laws, regulations and policies is expensive, and if we fail to comply with these laws, regulations and policies, we could lose contracts and the related revenue, thereby harming our financial results. State and federal regulatory agencies have broad discretionary powers over the administration and enforcement of laws and regulations that govern our operations. A material violation of a law or regulation could subject us to fines and penalties and in some circumstances could disqualify some or all of the facilities and programs under our control from future participation in Medicaid or other government programs.

The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH Act”) and other federal and state data privacy and security laws govern the collection, dissemination, security, use and confidentiality of patient- identifiable health information. HIPAA and the HITECH Act require us to comply with standards for the use and disclosure of health information within our company and with third parties, including, among other things, the adoption of administrative, physical and technical safeguards to protect such information. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. While we have taken steps to comply with applicable health information privacy and security requirements to which we are aware that we are subject to, if we do not comply with existing or new federal or state laws and regulations related to patient health information, we could be subject to criminal or civil sanctions and any resulting liability could adversely affect our operations. The costs of complying with privacy and security related legal and regulatory requirements are burdensome and could have a material adverse effect on our operations.

Expenses incurred under governmental agency contracts for any of our services, as well as management contracts with providers of record for such agencies, are subject to review by agencies administering the contracts and services. Representatives of those agencies visit our group homes to verify compliance with state and local regulations governing our home operations. A negative outcome from any of these examinations could increase government scrutiny, increase compliance costs or hinder our ability to obtain or retain contracts. Any of these events could have a material adverse effect on our business, financial condition and operating results.

The federal Anti-Kickback Law and similar state statutes, prohibit the provision of kickbacks, rebates and any other form of remuneration in return for referrals. Any remuneration, direct or indirect, offered, paid, solicited or received, in return for referrals of patients or business for which payment may be made in whole or in part under Medicaid could be considered a violation of law. The Anti-Kickback Law also prohibits payments made to anyone to induce them to recommend purchasing, leasing or ordering any goods, facility, service or item for which payment may be made in whole or in part by Medicaid. Criminal penalties under the Anti-Kickback Law include fines up to $25,000, imprisonment for up to five years, or both. In addition, acts constituting a violation of the Anti-Kickback Law may also lead to civil penalties, such as fines, assessments, exclusion from participation in the Medicaid programs and liability under the False Claims Act.

We are subject to many different and varied audit mechanisms for post-payment review of claims submitted under the Medicaid program. These include Recovery Audit Contractor (“RAC”) auditors, State Medicaid auditors, surveillance integrity review audits and Payment Error Rate Measurement (“PERM”) audits, among others. Any one of these audit activities may identify claims that the auditors deem problematic and, following such determination, auditors may require recoupment of claims by Medicaid to us.

On March 17, 2014, a newly promulgated federal regulation governing home- and community-based services became effective. The rule establishes eligibility requirements for Medicaid home and community-based services provided under the “waiver” program. The waiver program allows the states to furnish an array of home- and community-based services and avoid institutional care. Under the new rule, home- and community-based settings must be integrated in and support full access to the greater community, be selected by the individual from different setting options, ensure individual rights of privacy, and optimize autonomy and independence in making life choices. The rule includes additional requirements for provider-owned or controlled home and community-based residential settings, including that the individual has a lease or other legally enforceable agreement, and standards related to the individual’s privacy, control over schedule and visitors, and physical accessibility of the setting. At this juncture it is unclear how individual states will seek to implement this newly adopted regulation. The rule presents some implementation challenges, as some of the broad requirements may conflict with the needs and/or precautions that we must take for some of the individuals that we serve. It is unclear how each state will seek to address this potential conflict, and the impact and costs of implementation and compliance with this regulation are currently unknown. States have the option to request a variation or delay of compliance with the federal standards for as long as five years from the effective date. Moreover, each state Medicaid agency may interpret and submit different requests and extension timelines.

Any change in interpretations or enforcement of existing or new laws and regulations could subject our current business practices to allegations of impropriety or illegality, or could require us to make changes in our homes, equipment, personnel, services, pricing or capital expenditure programs, which could increase our operating expenses and have a material adverse effect on our operations or reduce the demand for or profitability of our services.

Should we be found out of compliance with these statutes, regulations and policies, depending on the nature of the findings, our business, our financial position and our results of operations could be materially adversely impacted.

The high level of competition in our industry could adversely affect our contract and revenue base.

We compete in a highly fragmented industry with a wide variety of competitors, ranging from small, local agencies to a few large, national organizations. Competitive factors may favor other providers and reduce our ability to obtain contracts, which would hinder our growth. Not-for-profit organizations are active in all states and range from small agencies, serving a limited area with specific programs to multi-state organizations. Smaller local organizations may have a better understanding of the local conditions and may be better able to gain political and public acceptance. Not-for-profit providers may be affiliated with advocacy groups, health organizations or religious organizations that have substantial influence with legislators and government agencies. Increased competition may result in pricing pressures, loss of or failure to gain market share or loss of clients or payors, any of which could harm our business.

Home and community-based human services may become less popular among our targeted client populations and/or state and local governments, which would adversely affect our results of operations.

Our growth depends on the continuation of trends in our industry toward providing services to individuals in smaller, community-based settings and increasing the percentage of individuals served by non-governmental providers. For example, during the course of much of the last decade, state governments increasingly adopted policies that emphasized greater family preservation and family reunification for at-risk youth, which reduced the demand for foster care services and required that we adapt our service offerings. The ARY market in several states has continued to be volatile and challenging, which has resulted in a strategic review by us and completed and planned divestitures of operations in six states serving ARY contracts. Shifts in public policy and, therefore, our future success, are subject to a variety of political, economic, social and legal pressures, all of which are beyond our control. A reversal in the downsizing and privatization trends could reduce the demand for our services, which could adversely affect our revenue and profitability.

We conduct a significant percentage of our operations in Minnesota and, as a result, we are particularly susceptible to any reduction in budget appropriations for our services or any other adverse developments in that state.

For the fiscal year ended September 30, 2014 and the nine months ended June 30, 2015, 14% and 15% of our net revenue, respectively, was derived from contracts with government agencies in the State of Minnesota. Accordingly, any reduction in Minnesota’s budgetary appropriations for our services, whether as a result of fiscal constraints due to recession, changes in policy or otherwise, could result in a reduction in our revenues and possibly the loss of contracts. For example, our I/DD services in Minnesota were negatively impacted in 2009 and 2011 by rate cuts of 2.6% and 1.5%, respectively. We cannot assure you that we will not receive additional rate reductions this year or in the future. The concentration of our operations in Minnesota also makes us particularly susceptible to many of the other risks described above occurring in this state, including:

•	the failure to maintain and renew our licenses;

•	the failure to maintain important relationships with officials of government agencies; and

•	any negative publicity regarding our operations.

Any of these adverse developments occurring in Minnesota could result in a reduction in revenue or a loss of contracts, which could have a material adverse effect on our results of operations, financial position and cash flows.

Covenants in our senior credit agreement impose several restrictions on our business.

The senior credit agreement contains various covenants that limit our ability to, among other things:

•	incur additional debt or issue certain preferred shares;

•	pay dividends on or make distributions in respect of capital stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens on certain assets to secure debt;

•	enter into agreements that restrict dividends from subsidiaries;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

•	enter into certain transactions with our affiliates.

The senior credit agreement governing the senior secured credit facilities also requires us to maintain a specified financial ratio, which began in the quarter ended June 30, 2014, in the event that we draw greater than 30% of the revolving commitment under our senior revolver. Our ability to meet this financial ratio could be affected by events beyond our control. The breach of any of these covenants or financial ratio could result in a default under the senior secured credit facilities and our lenders could elect to declare all amounts borrowed thereunder, together with accrued interest, to be due and payable and could proceed against the collateral securing that indebtedness.

We depend upon the continued services of certain members of our senior management team, without whom our business operations could be significantly disrupted.

Our success depends, in part, on the continued contributions of our senior officers and other key employees. Our management team has significant industry experience and a long history with us, and would be difficult to replace. If we lose or suffer an extended interruption in the service of one or more of our key employees, our financial condition and operating results could be adversely affected. The market for qualified individuals is highly competitive and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees, should the need arise.

Our success depends on our ability to manage and integrate key administrative functions.

Our operations and administrative functions are largely decentralized and subject to disparate accounting and billing requirements established and often modified by our local payors and referral sources. Although in recent years we have undertaken an effort to consolidate accounting, billing, cash collections and other financial and administrative functions which may have mitigated this risk to some degree, there remains a substantial portion of the business that has not yet been centralized and some risk in the centralization process itself. If we encounter difficulties in integrating our operations further or fail to effectively manage these functions to ensure compliance with disparate and evolving requirements imposed by our payors and referral sources, it could have a material adverse effect on our results of operations, financial position and cash flows.

Our information systems are critical to our business and a failure of those systems, or a failure to upgrade them when required, could materially harm us.

We depend on our ability to store, retrieve, process and manage a significant amount of information, and to provide our operations with efficient and effective accounting, census, incident reporting and other quality assurance systems. Our information systems require maintenance and upgrading to meet our needs, which could significantly increase our administrative expenses.

Any system failure that causes an interruption in service or availability of our critical systems could adversely affect operations or delay the collection of revenues. Even though we have implemented network security measures, our servers are vulnerable to computer viruses, hacking and similar disruptions from unauthorized tampering. The occurrence of any of these events could result in interruptions, delays, the loss or corruption of data, or cessations in the availability of systems, all of which could have a material adverse effect on our financial position and results of operations and harm our business reputation. Furthermore, a loss of health care information could result in potential penalties in certain of our businesses if we fail to comply with privacy and security standards in violation of HIPAA, as amended by the HITECH Act.

The performance of our information technology and systems is critical to our business operations. Our information systems are essential to a number of critical areas of our operations, including:

•	accounting and financial reporting;

•	billing and collecting accounts;

•	coding and compliance;

•	clinical systems, including census and incident reporting;

•	records and document storage; and

•	monitoring quality of care and collecting data on quality and compliance measures.

In addition, as we continue to upgrade our systems, we run the risk of ongoing disruptions while we transition from legacy, and often paper-based, systems. Disruptions in our systems could result in delays and difficulties in billing, which could negatively affect our results from operations and cash flows. We may choose systems that ultimately fail to meet our needs, or that cost more to implement and maintain than we had anticipated. Such systems may become obsolete sooner than expected, our payors may require us to invest in other systems, and state and/or federal regulations may impose electronic records standards that we cannot easily address from our existing platform. If we fail to upgrade successfully and cost-effectively, or if we are forced to invest in new or incompatible technology, our financial condition, cash flows and results of operations may suffer.

We rely on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business.

We rely on information technology networks and systems to process, transmit and store electronic information in order to manage or support a variety of our business processes, including consumer records, financial transactions and maintenance of records. These processes may include sensitive financial information, personally identifiable information of clients and employees, and personal health information protected by HIPPA. Our business and operations may be harmed if we do not securely maintain our business processes and information systems or maintain the integrity of our confidential information. Although we have developed systems and processes that are designed to protect information against security breaches, it is impossible to prevent all security breaches. Failure to protect such information or mitigate any such breaches may adversely affect our operating results. Security breaches, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, can create system disruptions, shutdowns and unauthorized disclosure of confidential information. Any failure to maintain proper function, security and availability of our information systems could interrupt our operations, damage our reputation, subject us to liability claims or regulatory penalties, increase administrative expenses or lead to other adverse consequences.

Our financial results may suffer if we have to write off goodwill or other intangible assets.

A large portion of our total assets consists of goodwill and other intangible assets. Goodwill and other intangible assets, net of accumulated amortization, accounted for 55.8% and 48.5% of the total assets on our consolidated balance sheets as of June 30, 2015 and September 30, 2014, respectively. In connection with the decision to discontinue ARY services in the states of Florida, Louisiana, Indiana, North Carolina and Texas, we incurred an impairment charge of $8.2 million for intangible assets owned by the business. We may not realize the value of our goodwill or other intangible assets and we expect to engage in additional transactions that will result in our recognition of additional goodwill or other intangible assets.

We evaluate on a regular basis whether events and circumstances have occurred that indicate that all or a portion of the carrying amount of goodwill or other intangible assets may no longer be recoverable, and is therefore impaired. Under current accounting rules, any determination that impairment has occurred would require us to write-off the impaired portion of our goodwill or the unamortized portion of our intangible assets, resulting in a charge to our earnings.

We may be more susceptible to the effects of a natural disaster or public health catastrophe, compared with other businesses due to the vulnerable nature of our client population.

Our primary clients are individuals with developmental disabilities, brain injuries, or emotionally, behaviorally and/or medically complex challenges, many of whom would be more vulnerable than the general public in a natural disaster or public health catastrophe. In a natural disaster, we could be forced to relocate some of our clients on short notice under dangerous conditions and our new program starts and acquisitions could experience delays. Accordingly, natural disasters and certain public health catastrophes could have a material adverse effect on our financial condition and results of operations.

Our divestiture of ARY programs in five states may expose us to liability.

A planned and comprehensive analysis of the ARY market resulted in the review and planned divestitures of operations in five states serving ARY contracts. As part of acquiring or divesting certain business lines, the regulators may require that the acquiring entity or provider enter into a temporary management agreement whereby the acquiring entity operates under the existing license and provider number until such time as a new license and/or provider certification is issued to the acquiring entity. While we do not enter into such agreements frequently, we have identified that as part of our divestiture of the ARY business in five states, certain states will require a management agreement to accomplish the transaction. A management agreement carries with it certain risks in that acquiring entity will operate under our license and provider certification for some time period. While the acquiring entity operates under our license, the acquiring entity’s activities, over which we have no control, would be attributable to us, and could result in suspensions or revocations of our license if our license was deemed to be violated by the acquiring entity. While we endeavor to keep the duration of this arrangement as short term as possible, the time required to issue the new license and/or certification to the new provider is most often beyond our control and rests almost exclusively with the issuing state authority.

Risks Related to this Offering and Ownership of Our Common Stock

We are classified as a “controlled company” and, as a result, we qualify for, and rely on, certain exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

We are, and following the Distribution and this offering, we may continue to be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the rules of the New York Stock Exchange, a company of which more than 50% of the outstanding voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain stock exchange corporate governance requirements, including:

•	the requirement that a majority of the Board of Directors consists of independent directors;

•	the requirement that nominating and corporate governance matters be decided solely by independent directors; and

•	the requirement that employee and officer compensation matters be decided solely by independent directors.

We currently rely on each of these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the stock exchange corporate governance requirements.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

The market price for our common stock may be volatile. You may not be able to resell your shares at or above the public offering price, due to fluctuations in the market price of our common stock, which may be caused by a number of factors, many of which we cannot control, including those described under “—Risks Related to Our Business” and the following:

•	changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

•	downgrades by any securities analysts who follow our common stock;

•	future sales of our common stock by our officers, directors and significant stockholders;

•	market conditions or trends in our industry or the economy as a whole and, in particular, in the healthcare environment;

•	investors’ perceptions of our prospects;

•	announcements by us of significant contracts, acquisitions, joint ventures or capital commitments; and

•	changes in key personnel.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, including companies in the healthcare industry. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs, and our resources and the attention of management could be diverted from our business.

Our equity sponsor will have the ability to control significant corporate activities after the completion of this offering and our majority stockholder’s interests may not coincide with yours.

After the consummation of the Distribution and this offering, Vestar will own approximately 51.2% of our common stock, assuming the underwriters do not exercise their option to purchase additional shares. If the underwriters exercise in full their option to purchase additional shares, Vestar will own approximately 50.5% of our common stock. So long as Vestar holds a majority of our outstanding shares, Vestar will have the ability to control the outcome of matters submitted to a vote of stockholders and, through our Board of Directors, the ability to control decision-making with respect to our business direction and policies. In addition, under the director nominating agreement that we entered into with the LLC in connection with our IPO (the “Nominating Agreement”), affiliates of Vestar will have the right to nominate directors for election to our Board of Directors, and we will agree to support those nominees. Under certain circumstances, those nominees could constitute a majority of our Board of Directors even though affiliates of Vestar at the time owns less than a majority of our common stock, giving Vestar decision-making control over us. Matters over which Vestar will, directly or indirectly, exercise control following this offering include:

•	the election of our Board of Directors and the appointment and removal of our officers;

•	mergers and other business combination transactions, including proposed transactions that would result in our stockholders receiving a premium price for their shares;

•	other material acquisitions or dispositions of businesses or assets;

•	incurrence of indebtedness and the issuance of equity securities;

•	repurchase of stock and payment of dividends; and

•	the issuance of shares to management under our equity incentive plans.

Even if Vestar’s ownership of our shares falls below a majority, Vestar may continue to be able to influence or effectively control our decisions. Under our amended and restated certificate of incorporation, Vestar and its affiliates will not have any obligation to present to us, and Vestar may separately pursue, corporate opportunities of which they become aware, even if those opportunities are ones that we would have pursued if granted the opportunity. See “Description of Capital Stock—Corporate Opportunity.”

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. We had 36,969,486 shares of common stock outstanding as of September 1, 2015. The 11,700,000 shares of common stock sold in our initial public offering and the 3,000,000 shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be subject to the volume limits and other restrictions of Rule 144.

In addition, the 22,250,000 shares of our common stock to be distributed to the members of the LLC in the Distribution and not sold in this offering will be immediately saleable under Rule 144 under the Securities Act, except for any shares distributed in the Distribution to our directors, executive officers and other affiliates, which must be sold in accordance with the requirements of Rule 144 applicable to affiliates, including aggregation of sales by such persons in calculating the volume limits of Rule 144 for a period of six months following the Distribution. See “Shares Eligible for Future Sale.”

We, each of our executive officers, directors and our director designee, the selling stockholders and all of the other members of the LLC receiving shares of our common stock in the Distribution have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is 90 days after the date of this prospectus (subject to extension in certain circumstances). Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC may, in their discretion, release any of these shares from these restrictions at any time without notice. See “Underwriting.”

All of the members of the LLC receiving shares of common stock in the Distribution, who will hold 22,250,000 shares, or approximately 60% of our common stock, assuming the underwriters do not exercise their option to purchase additional shares, upon completion of the Distribution and this offering, will have the right to require us to register such shares pursuant to the terms of a registration rights agreement between us and the former members of the LLC. See “Shares Eligible for Future Sale—Registration Rights” for a more detailed description of these rights.

In the future, we may also issue our securities in connection with acquisitions or investments. The amount of shares of our common stock issued in connection with an acquisition or investment could constitute a material portion of our then-outstanding shares of our common stock.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of the Company more difficult without the approval of our Board of Directors. These provisions:

•	authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend or other rights or preferences superior to the rights of the holders of common stock;

•	prohibit stockholder action by written consent, requiring all stockholder actions be taken at a meeting of our stockholders, if Vestar ceases to own more than 40% of our common stock;

•	provide that the Board of Directors is expressly authorized to make, alter or repeal our amended and restated bylaws;

•	establish advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•	establish a classified Board of Directors, as a result of which our Board of Directors will be divided into three classes, with each class serving for staggered three-year terms, which prevents stockholders from electing an entirely new Board of Directors at an annual meeting;

•	limit the ability of stockholders to remove directors if Vestar ceases to own more than 40% of our common stock;

•	prohibit stockholders, other than Vestar for so long as it beneficially owns at least 40% of our common stock, from calling special meetings of stockholders; and

•	require the approval of holders of at least 75% of the outstanding shares of our voting common stock to amend our amended and restated certificate of incorporation and for stockholders to amend our amended and restated bylaws, in each case if Vestar ceases to own more than 40% of our common stock.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of the Company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. For a further discussion of these and other such anti-takeover provisions, see “Description of Capital Stock—Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.”

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware (the “DGCL”), our certificate of incorporation or our by-laws or (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

Because we do not intend to pay cash dividends in the foreseeable future, you may not receive any return on investment unless you are able to sell your common stock for a price greater than your purchase price.

The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial condition, contractual restrictions, including those under our senior secured credit facilities and the indenture governing our senior notes, any potential indebtedness we may incur, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers from our subsidiaries to meet our obligations. The deterioration of income from, or other available assets of, our subsidiaries for any reason could limit or impair their ability to pay dividends or other distributions to us.

FORWARD-LOOKING STATEMENTS

Some of the matters discussed in this prospectus may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

These statements relate to future events or our future financial performance, and include statements about our expectations for future periods with respect to demand for our services, the political climate and budgetary environment, our expansion efforts and the impact of our recent acquisitions, our plans for investments to further grow and develop our business, our margins and our liquidity. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

The information in this prospectus is not a complete description of our business or the risks associated with our business. There can be no assurance that other factors will not affect the accuracy of these forward-looking statements or that our actual results will not differ materially from the results anticipated in such forward-looking statements. While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us include, but are not limited to, those factors or conditions described under “Risk Factors” in this prospectus as well as the following:

•	reductions or changes in Medicaid or other funding or changes in budgetary priorities by federal, state and local governments;

•	substantial claims, litigation and governmental proceedings;

•	reductions in reimbursement rates, policies or payment practices by our payors;

•	an increase in labor costs or labor-related liability;

•	matters involving employees that expose us to potential liability;

•	our substantial amount of debt, our ability to meet our debt service obligations and our ability to incur additional debt;

•	our history of losses;

•	our ability to comply with requirements to maintain effective internal controls;

•	our ability to comply with complicated billing and collection rules and regulations;

•	failure to comply with reimbursement procedures and collect accounts receivable;

•	changes in economic conditions;

•	an increase in our self-insured retentions and changes in the insurance market for professional and general liability, workers’ compensation and automobile liability and our claims history and our ability to obtain coverage at reasonable rates;

•	an increase in workers’ compensation related liability;

•	our ability to control labor costs, including healthcare costs imposed by the Patient Protection and Affordable Care Act;

•	our ability to attract and retain experienced personnel;

•	our ability to establish and maintain relationships with government agencies and advocacy groups;

•	negative publicity or changes in public perception of our services;

•	our ability to maintain our status as a licensed service provider in certain jurisdictions;

•	our ability to maintain, expand and renew existing services contracts and to obtain additional contracts or acquire new licenses;

•	our ability to successfully integrate acquired businesses;

•	our inability to successfully expand into adjacent markets;

•	government regulations, changes in government regulations and our ability to comply with such regulations;

•	increased competition;

•	decrease in popularity of home- and community-based human services among our targeted client populations and/or state and local governments;

•	our susceptibility to any reduction in budget appropriations for our services in Minnesota or any other adverse developments in that state;

•	our ability to operate our business due to constraints imposed by covenants in NMHI’s senior credit agreement;

•	our ability to retain the continued services of certain members of our management team;

•	our ability to manage and integrate key administrative functions;

•	failure of our information systems or failure to upgrade our information systems when required;

•	write-offs of goodwill or other intangible assets;

•	natural disasters or public health catastrophes; and

•	potential exposure to liability in connection with our divestiture of ARY programs in five states.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, we do not assume responsibility for the accuracy and completeness of the forward-looking statements. All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the “Risk Factors” and other cautionary statements included herein. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling stockholders.

MARKET PRICE OF OUR COMMON STOCK

Our common stock began trading on the NYSE under the symbol “CIVI” on September 17, 2014. Prior to that, there was no public market for our common stock. The following table sets forth the high and low sales prices per share of our common stock as reported by the NYSE since September 17, 2014:

	High Sale Price	Low Sale Price
Fiscal 2015
Fourth Quarter (through September 16, 2015)	$26.54	$20.60
Third Quarter	$22.52	$17.78
Second Quarter	$21.12	$16.69
First Quarter	$17.50	$11.88

Fiscal 2014
Fourth Quarter (beginning September 17, 2014)	$17.19	$15.11

On September 1, 2015, there were 36,969,486 shares of our common stock outstanding, held by three stockholders of record, one of which was Cede & Co., which is the nominee of shares held through The Depository Trust Company. On September 16, 2015, the closing price of our common stock was $26.41.

DIVIDEND POLICY

Prior to our initial public offering, during fiscal 2013 and 2014, we paid dividends of $39,000 and $110,000, respectively, to the LLC, to fund repurchases of equity units from employees upon or after their departures. We have paid no dividends on our common stock since the time of our initial public offering.

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock will be limited by restrictions on the ability of our subsidiaries and us to pay dividends or make distributions under the terms of NMHI’s current and any future agreements governing our indebtedness. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in NMHI’s current and any future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that our Board of Directors deems relevant.

In addition, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings, cash flow and ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and restricted cash and our capitalization as of June 30, 2015.

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

June 30, 2015
(in thousands)
Cash and cash equivalents:
Cash and cash equivalents	$16,665
Restricted cash:
Restricted cash (1)	50,000
Debt:
Revolving Credit Facility	—
Term Loan Facility (2)	647,223

Total long-term debt (3)	647,223

Stockholders’ Equity:
Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares outstanding	—
Common stock, $0.01 par value, 350,000,000 shares authorized; 36,950,000 shares outstanding	370
Additional paid-in-capital	277,280
Accumulated gain on derivatives	1,381
Accumulated deficit	(158,967)

Total stockholders’ equity	120,064

Total capitalization	$767,287

(1)	Represents cash deposited in a cash collateral account in support of the issuance of undrawn letters of credit.
(2)	Excluding original issue discount, net of accumulated amortization of $1.5 million.
(3)	Includes current portion but excludes obligations under capital leases of $6.2 million.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On June 24, 2015, we announced our decision to discontinue ARY services in the states of Florida, Indiana, Louisiana, North Carolina and Texas. On August 26, 2015, we entered into an asset purchase agreement to sell our ARY operations in the five states in exchange for a promissory note in the principal amount of $2.5 million that is due and payable on the first anniversary of the closing date. The pro forma effect of the divestiture of the ARY operations in the five states is reflected in the Unaudited Pro Forma Condensed Consolidated Financial Information. We assessed the disposal group under the guidance of ASU 2014-08, “Discontinued Operations and Disclosures of Disposals of Components of an Entity” and concluded that the planned divestiture does not represent a “strategic shift,” and therefore will not be classified as discontinued operations.

The following Unaudited Pro Forma Condensed Consolidated Financial Information were prepared in accordance with GAAP and pursuant to U.S. Securities and Exchange Commission Regulation S-X Article 11, and present the pro forma results of operations of the Company, based upon the historical information, after giving effect to the divestiture and related adjustments described in the Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information. The Unaudited Pro Forma Condensed Consolidated Statements of Operations for the year ended September 30, 2014 and the nine months ended June 30, 2015 are presented as if the divestiture had occurred on October 1, 2013. The pro forma effect of the planned divestiture on the Condensed Consolidated Balance Sheet as of June 30, 2015 is immaterial; therefore, it has not been included in the following Unaudited Pro Forma Condensed Consolidated Financial Information.

The following Unaudited Pro Forma Condensed Consolidated Financial Information is presented for illustrative and informational purposes only and is not intended to represent or be indicative of the results of operations that would actually have been recorded if the divestiture of the ARY operations in Florida, Indiana, Louisiana, North Carolina and Texas had occurred during the periods presented. In addition, the Unaudited Pro Forma Condensed Consolidated Financial Information is not intended to represent our results of operations for any future date or period.

The unaudited pro forma financial information includes the adjustments deemed appropriate by the Company’s management for the fair presentation of the divestiture. An explanation of the adjustments is set forth under the Notes to Unaudited Pro Forma Condensed Consolidated Financial Information.

The unaudited pro forma financial information should be read in conjunction with the Company’s historical audited Consolidated Financial Statements for the years ended September 30, 2014, 2013 and 2012 and the unaudited Condensed Consolidated Financial Statements for the nine months ended June 30, 2015 and 2014 included elsewhere in this prospectus.

Civitas Solutions, Inc

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Nine Months Ended June 30, 2015

($ in thousands except share and per share amounts)

	Reported Nine Months Ended June 30, 2015	(a) Pro Forma Adjustments		Pro Forma Nine Months Ended June 30, 2015
Net revenue	$1,015,764	$37,672		$978,092
Cost of revenue (exclusive of depreciation expense shown below)	786,024	30,095		755,929
Operating expenses:
General and administrative	119,452	4,920		114,532
Depreciation and amortization	64,278	9,311	(b)	54,967

Total operating expenses	183,730	14,231		169,499

Income (loss) from operations	46,010	(6,654)		52,664
Other income (expense):
Management fee of related party	(162)	—		(162)
Other income (expense), net	(333)	—		(333)
Extinguishment of debt	(17,058)	—		(17,058)
Interest expense	(28,868)	—		(28,868)

(Loss) income from continuing operations before income taxes	(411)	(6,654)		6,243
(Benefit) expense for income taxes	(185)	(2,995	)(d)	2,810

(Loss) income from continuing operations	$(226)	(3,659)		$3,433

(Loss) income per common share, basic and diluted:
(Loss) income from continuing operations	$(0.01)			$0.09

Weighted average number of common shares outstanding, basic and diluted	36,950,000			37,046,897

Civitas Solutions, Inc

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Fiscal Year Ended September 30, 2014

($ in thousands except share and per share amounts)

	Reported Fiscal Year Ended September 30, 2014	(c) Pro Forma Adjustments		Pro Forma Fiscal Year Ended September 30, 2014
Net revenue	$1,255,838	$56,894		$1,198,944
Cost of revenue (exclusive of depreciation expense shown below)	983,043	46,902		936,141
Operating expenses:
General and administrative	145,041	7,931		137,110
Depreciation and amortization	67,488	1,915		65,573

Total operating expenses	212,529	9,846		202,683

Income from operations	60,266	146		60,120
Other income (expense):
Management fee of related party	(9,488)	—		(9,488)
Other income (expense), net	374	—		374
Extinguishment of debt	(14,699)	—		(14,699)
Interest expense	(69,349)	—		(69,349)

(Loss) income from continuing operations before income taxes	(32,896)	146		(33,042)
(Benefit) expense for income taxes	(11,463)	51	(d)	(11,514)

(Loss) income from continuing operations	$(21,433)	95		$(21,528)

Loss per common share, basic and diluted:
Loss from continuing operations	$(0.84)			$(0.84)

Weighted average number of common shares outstanding, basic and diluted	25,538,493			25,538,493

Note to Unaudited Pro Forma Condensed Consolidated Financial Information

Pro Forma Adjustments

The following is a summary of the pro forma adjustments reflected in the Unaudited Pro Forma Condensed Consolidated Financial Information based on preliminary estimates, which may change as additional information is obtained:

(a)	Represents the elimination of the historical financial results of ARY operations in Florida, Indiana, Louisiana, North Carolina and Texas for the nine months ended June 30, 2015.

(b)	Pro forma adjustment includes the intangible asset impairment charge of $8.2 million related to the planned divestiture of the ARY operations in Florida, Indiana, Louisiana, North Carolina and Texas that was recorded in the nine months ended June 30, 2015.

(c)	Represents the elimination of historical financial results of ARY operations in Florida, Indiana, Louisiana, North Carolina and Texas for the fiscal year ended September 30, 2014.

(d)	The tax effect of the pro forma adjustments was determined based on the Company’s effective tax rate for each respective period presented.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial data as of September 30, 2013 and 2014 and for the years ended September 30, 2012, 2013 and 2014 and are derived from the audited historical consolidated financial statements of the Company and the related notes included elsewhere in this prospectus. The selected consolidated financial data as of September 30, 2010, 2011 and 2012 and for the years ended September 30, 2010 and 2011 are derived from the Company’s audited consolidated financial statements not included in this prospectus, as adjusted for discontinued operations. All adjustments necessary for a fair presentation have been included. All such adjustments are considered to be of a normal recurring nature.

The statement of operations for each of the nine-month periods ended June 30, 2014 and June 30, 2015 and the balance sheet as of June 30, 2014 and June 30, 2015 set forth below are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and contain all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the periods presented. Operating results for the nine-month periods are not necessarily indicative of results for a full financial year, or any other periods.

You should read the following data in conjunction with “Capitalization,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited historical consolidated financial statements and the accompanying notes, included elsewhere in this prospectus, and other financial information included in this prospectus.

	Fiscal Year Ended September 30,					Nine Months Ended June 30,
	2010	2011	2012	2013	2014	2014	2015
(Dollars in thousands)
Statements of Operations Data:
Net revenue	$991,877	$1,048,949	$1,107,351	$1,182,509	$1,255,838	$928,547	$1,015,764
Cost of revenue (exclusive of depreciation expense shown separately below)	761,112	811,765	861,691	921,618	983,043	725,754	786,024
General and administrative expenses	132,467	143,516	139,630	145,184	145,041	108,104	119,452
Depreciation and amortization	55,496	60,804	59,987	63,573	67,488	50,594	64,278

Income from operations	42,802	32,864	46,043	52,134	60,266	44,095	46,010
Management fee of related party	(1,208)	(1,271)	(1,325)	(1,359)	(9,488)	(1,041)	(162)
Other income (expense), net	(290)	(97)	330	1,046	374	664	(333)
Extinguishment of debt	—	(23,684)	—	—	(14,699)	(14,699)	(17,058)

Interest expense	(62,233)	(67,511)	(79,445)	(78,075)	(69,349)	(53,204)	(28,868)

Loss from continuing operations before income taxes	(20,929)	(59,699)	(34,397)	(26,254)	(32,896)	(24,185)	(411)
Benefit for income taxes	(8,016)	(19,884)	(19,883)	(9,942)	(11,463)	(7,243)	(185)

Loss from continuing operations	(12,913)	(39,815)	(14,514)	(16,312)	(21,433)	(16,942)	(226)
(Loss) gain from discontinued operations, net of tax (1)	(4,362)	(3,686)	245	(1,984)	(1,382)	67	(966)

Net loss	$(17,275)	$(43,501)	$(14,269)	$(18,296)	$(22,815)	$(16,875)	$(1,192)

Net loss per common share, basic and diluted:
Loss from continuing operations	$(0.51)	$(1.58)	$(0.57)	$(0.65)	$(0.84)	$(0.67)	$(0.01)
(Loss) gain from discontinued operations	(0.17)	(0.15)	—	(0.07)	(0.05)	—	$(0.02)

Net loss	$(0.68)	$(1.73)	$(0.57)	$(0.72)	$(0.89)	$(0.67)	$(0.03)

Weighted-average common shares outstanding, basic and diluted:	25,250,000	25,250,000	25,250,000	25,250,000	25,538,493	25,250,000	36,950,000
Balance Sheet Data (at end of period):
Cash and cash equivalents	$26,635	$387	$125	$19,440	$196,147	$47,526	$16,665
Working capital (2)	44,848	12,634	26,192	59,262	49,555	66,085	54,755
Total assets	1,006,998	1,011,360	1,045,880	1,021,269	1,027,954	1,031,494	1,057,260
Total debt (3)	713,242	784,124	799,895	803,464	815,509	817,128	653,397
Stockholders’ equity (deficit)	28,377	(16,917)	(29,391)	(46,515)	115,538	(62,047)	120,064

(1)	During fiscal 2010, 2011, 2013, and 2014 we sold our home health business, closed certain Human Services operations in the states of Maryland, Colorado, Nebraska, New Hampshire, New York, Virginia and Connecticut, sold our Rhode Island ARY business and closed our Rhode Island I/DD business. All fiscal years presented reflect the classification of these businesses as discontinued operations. In April 2014, the FASB issued Accounting Standards Update No. 2014-08 which was adopted by the Company on October 1, 2014. Under the new standard, which is applied prospectively, similar closures will no longer be classified as discontinued operations. In June 2015, we decided to discontinue ARY services in the states of Florida, Indiana, Louisiana, North Carolina and Texas. These businesses have not been classified as discontinued operations.
(2)	Calculated as current assets minus current liabilities.
(3)	Includes obligations under capital leases.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the historical consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion may contain forward-looking statements about our markets, the demand for our services and our future results. We based these statements on assumptions that we consider reasonable. Actual results may differ materially from those suggested by our forward-looking statements for various reasons, including those discussed in the “Risk Factors” and “Forward-Looking Statements” sections of this prospectus.

Overview

We are the leading national provider of home- and community-based health and human services to must-serve individuals with intellectual, developmental, physical or behavioral disabilities and other special needs. Since our founding in 1980, we have been a pioneer in the movement to provide home- and community-based services for people who would otherwise be institutionalized. During our 35-year history, we have evolved from a single residential program serving at-risk youth to a diversified national network providing an array of high-quality services and care in large, growing and highly-fragmented markets. While we have the capabilities to serve individuals with a wide variety of special needs and disabilities, we currently provide our services to individuals with intellectual and/or developmental disabilities (“I/DD”), individuals with catastrophic injuries and illnesses, particularly acquired brain injury (“ABI”), youth with emotional, behavioral and/or medically complex challenges, or at-risk youth (“ARY”) and elders in need of day health services to support their independence, or adult day health (“ADH”). As of June 30, 2015, we operated in 35 states, serving approximately 12,400 clients in residential settings and more than 17,800 clients in non-residential settings. We have a diverse group of hundreds of public payors which fund our services with a combination of federal, state and local funding, as well as an increasing number of non-public payors related to our services for ABI and other catastrophic injuries and illnesses.

We have two reportable business segments: the Human Services Segment and the Post-Acute Specialty Rehabilitation Services (“SRS”) Segment. Through the Human Services Segment, we provide home and community-based human services to adults and children with intellectual and developmental disabilities, to youth with emotional, behavioral and/or medically complex challenges and, beginning in the quarter ended September 30, 2014, to elders. The operations of the Human Services Segment have been organized by management into three business units based upon geography and clients served. These business units, which comprise three operating segments, have been aggregated based on the criteria set forth in the accounting standards. Through the SRS Segment, we deliver services to individuals who have suffered acquired brain injury, spinal injuries and other catastrophic injuries and illnesses. The operations of the SRS Segment have been organized by management into two business units, NeuroRestorative and CareMeridian, based upon service type. These business units, which comprise two operating segments, have been aggregated based on the criteria set forth in the accounting standards. Each operating segment is aligned with the Company’s reporting structure and has a segment manager that is directly accountable for its operations and regularly reports results to the chief operating decision maker for the purpose of evaluating these results and making decisions regarding resource allocations.

Delivery of services to individuals with I/DD is the largest portion of our Human Services segment. Our I/DD programs include residential support, day habilitation, vocational services, case management, crisis intervention and hourly support care. Our Human Services segment also includes the delivery of ARY services. Our ARY programs include therapeutic foster care, family preservation, adoption services, early intervention, school-based services and juvenile offender programs. Our newest service line, ADH, delivers elder services including case management, nursing oversight, medication management, nutrition, daily living assistance, transportation, and therapeutic services. Within our SRS segment, our NeuroRestorative business unit is focused on rehabilitation and transitional living services and our CareMeridian business unit is focused on the more medically-intensive post-acute care services. Our SRS services range from sub-acute healthcare for individuals with intensive medical needs to day treatment programs, and include: neurorehabilitation; neurobehavioral rehabilitation; specialized nursing; physical, occupational and speech therapies; supported living; outpatient treatment; and pre-vocational services.

The Distribution

In connection with this offering, NMH Investment, LLC (the “LLC”) will distribute all of its shares of our common stock it holds to its existing members in accordance with their respective membership interests and pursuant to the terms of the LLC’s limited liability company agreement and the management unitholders agreements. It is currently contemplated that the LLC will be dissolved following the Distribution, the completion of this offering and the winding up of the LLC’s affairs.

In connection with this offering, each holder of vested units of the LLC will receive shares of our common stock in the Distribution. The unvested Class F Units and the unvested Class H Units are expected to vest in connection with the Distribution and this offering which will result in the recognition of $0.2 million of expense and $10.3 million of expense, respectively. Although this non-cash expense will impact our financial results, including per share results, the vesting of these awards does not impact the number of shares outstanding as it only reflects a reallocation of economic value among Vestar and the management investors in the LLC.

Factors Affecting our Operating Results

Demand for Home and Community-Based Health and Human Services

Our growth in revenue has historically been related to increases in the number of individuals served as well as increases in the rates we receive for our services. This growth has depended largely upon development-driven activities, including the maintenance and expansion of existing contracts and the award of new contracts, our new start program and acquisitions. We also attribute the long-term growth in our client base to certain trends that are increasing demand in our industry, including demographic, health-care and political developments.

Demographic trends have a particular impact on our I/DD business. Increases in the life expectancy of individuals with I/DD, we believe, have resulted in steady increases in the demand for I/DD services. In addition, caregivers currently caring for their relatives at home are aging and many may soon be unable to continue with these responsibilities. Many states continue to downsize or close large, publicly-run facilities for individuals with I/DD and refer those individuals to private providers of community-based services. Each of these factors affects the size of the I/DD population in need of services. Demand for our SRS services has also grown as emergency response and improved medical techniques have resulted in more people surviving a catastrophic injury. SRS services are increasingly sought out as a clinically-appropriate and less-expensive alternative to institutional care and as a “step-down” for individuals who no longer require care in acute settings.

Our residential ARY services were negatively impacted by a substantial decline in the number of children and adolescents in foster care placements during the last decade, although the population has stabilized in recent years. This decline has contributed to increased demand for periodic, non-residential services to support at-risk youth and their families. However, notwithstanding the increased demand for periodic services, during the past two fiscal years payor demand in the state of North Carolina for periodic ARY services has significantly contracted as a result of a statewide redesign of these programs and, as a result, negatively impacted our business in that state. In June 2015, we completed a six-month strategic review of our ARY service line. The goal of this initiative was to identify those states and markets where we can maintain services that are both high-quality and financially sustainable. As a result of this review we have decided to discontinue ARY services in the states of Florida, Louisiana, Indiana, North Carolina and Texas. The decision will not affect other services provided by us in those states.

Political and economic trends can also affect our operations. Budgetary pressures facing state governments, especially within Medicaid programs, as well as other economic, industry and political factors could cause state governments to limit spending, which could significantly reduce our revenue, referrals, margins and profitability, and adversely affect our growth strategy. Government agencies generally condition their contracts with us upon a sufficient budgetary appropriation. If the government agency does not receive an appropriation sufficient to cover its obligations with us, it may terminate a contract or defer or reduce our reimbursements. For example, during the economic downturn that began in 2008, our government payors in several states responded to deteriorating revenue collections by implementing service reductions, rate freezes and/or rate reductions. Beginning in fiscal 2012, the rate environment improved and, as a result, for fiscal years 2012, 2013 and 2014, pricing increases contributed to revenue growth. This positive trend has continued in fiscal year 2015.

Historically, our business has benefited from the trend toward privatization and the efforts of groups that advocate for the populations we serve. These groups lobby governments to fund residential services that use our small group home or host home models, rather than large, institutional models. Furthermore, we believe that successful lobbying by advocacy groups has preserved I/DD and ARY services and, therefore, our revenue base for these services, from significant reductions as compared with certain other human services, although we did suffer rate reductions during and after the recession that began in 2008. In addition, a number of states have developed community-based waiver programs to support long-term care services for survivors of a traumatic brain injury. However, the majority of our specialty rehabilitation services revenue is derived from non-public payors, such as commercial insurers, managed care and other private payors.

Expansion of Services

We have grown our business through expansion of existing markets and programs, entry into new geographical markets as well as through acquisitions.

Organic Growth

Various economic, fiscal, public policy and legal factors are contributing to an environment with an increased number of organic growth opportunities, particularly within the Human Services segment, and, as a result, we have a continued emphasis on growing our business organically and making investments to support the effort. Our future growth will depend heavily on our ability to expand our current programs and identify and execute upon new opportunities. Our organic expansion activities consist of both new program starts in existing markets and expansion into new geographical markets. Our new programs in new and existing geographic markets typically require us to incur and fund operating losses for a period of approximately 18 to 24 months (we refer to these new programs as “new starts”). Net operating loss or income of a new start is defined as its revenue for the period less direct expenses but not including allocated overhead costs. The aggregation of all programs with net operating losses that are less than 18 months old comprises the new start operating loss and the aggregation of all programs with net operating income that are less than 18 months old comprises the new start operating income for such period. During the nine months ended June 30, 2015 and 2014, new starts generated operating losses of $3.9 million and $4.5 million, respectively, and operating income of $2.0 million and $1.5 million, respectively.

Acquisitions

From the beginning of fiscal 2009 through June 30, 2015, we have completed 50 acquisitions, including several acquisitions of rights to government contracts or fixed assets from small providers, which we have integrated with our existing operations. We have pursued larger strategic acquisitions in the past and may opportunistically continue to do so in the future. Acquisitions could have a material impact on our consolidated financial statements.

During the nine months ended June 30, 2015, we acquired six companies complementary to our business in the Human Services segment and four companies in the SRS segment for total fair value consideration of $44.8 million, including $6.1 million of contingent consideration.

During the nine months ended June 30, 2014, we acquired six companies complementary to our business in the Human Services segment and one company in the SRS segment for total cash consideration of $16.6 million of which $1.5 million was paid in July 2014.

During the fiscal year ended September 30, 2014, we acquired ten companies complementary to our business in the Human Services segment and one company in the SRS segment for total fair value consideration of $56.1 million, including $2.4 million of contingent consideration.

During the fiscal year ended September 30, 2013, we acquired two companies complementary to our business in the Human Services segment and one company in the SRS segment, for a total cash consideration of $9.3 million.

Divestitures

We regularly review and consider the divestiture of underperforming or non-strategic businesses to improve our operating results and better utilize our capital. We have made divestitures from time to time and expect that we may make additional divestitures in the future. Divestitures could have a material impact on our consolidated financial statements.

During the second quarter of fiscal 2015 we announced our decision to discontinue ARY services in the state of Illinois. The comprehensive transition plan with Illinois Department of Children and Family Services was successfully completed during the quarter ended June 30, 2015. In connection with this closure, we recorded $0.1 million of expense for termination benefits and $0.2 million of expense for lease terminations during the nine months ended June 30, 2015. We also recorded an impairment charge of $2.2 million for intangible assets owned by the business unit during the quarter ended March 31, 2015.

In June 2015, we completed a six-month strategic review of our ARY service line. The goal of this initiative was to identify those states and markets where we can maintain services that are both high-quality and financially sustainable. As a result of this review we have decided to discontinue ARY services in the states of Florida, Louisiana, Indiana, North Carolina and Texas. This decision will not affect other services provided by us in these states. During the quarter ended June 30, 2015, we recorded an impairment charge of $8.2 million for intangible assets owned by the business units. On August 26, 2015, we entered into an asset purchase agreement to sell our ARY operations in Florida, Louisiana, Indiana, North Carolina and Texas in exchange for a promissory note in the principal amount of $2.5 million that is due and payable on the first anniversary of the closing date. This transaction, which is subject to regulatory approvals, is expected to be completed during the first quarter of fiscal 2016. Upon the completion of the sale, we expect to record a loss of approximately $2.7 million.

Revenue

Revenue is reported net of allowances for unauthorized sales and estimated sales adjustments, and net of any state provider taxes or gross receipts taxes levied on services we provide. We derive revenue from contracts with state, local and other government payors and non-public payors. During the fiscal years ended September 30, 2014 and 2013, we derived 90% of our net revenue from contracts with state, local and other government payors and 10% of our net revenue from non-public payors. During the nine months ended June 30, 2015, we derived 89% of our net revenue from contracts with state, local and other government payors and 11% of our net revenue from non-public payors, as compared to 90% of our net revenue from contracts with state, local and other government payors and 10% of our net revenue from non-public payors during the nine months ended June 30, 2014. Substantially all of our non-public revenue is generated by our SRS business through contracts with commercial insurers, workers’ compensation carriers and other private payors. The payment terms and rates of our contracts vary widely by jurisdiction and service type. We have four types of contractual arrangements with payors which include negotiated contracts, fixed fee contracts, retrospective reimbursement contracts and prospective payments contracts. Our revenue may be affected by adjustments to our billed rates as well as adjustments to previously billed amounts. Revenue in the future may be affected by changes in rates, rate-setting structures, methodologies or interpretations that may be proposed in states where we operate or by the federal government which provides matching funds. We cannot determine the impact of such changes or the effect of any possible governmental actions. In general, we take prices set by our payors and do not compete based on pricing.

We bill the majority of our residential services on a per person per-diem basis. We believe the key factors affecting our revenues in residential service business include average daily residential census and average daily billing rates. We bill the majority of our non-residential service on a per service unit basis. These service units, which vary in length, are converted to billable units which are the hourly equivalent for the service provided. We believe the key factors affecting our revenues in our non-residential service business include billable units and average billable unit rates. We calculate the impact of these factors on gross revenue rather than net revenue because the timing of sales adjustments, both positive and negative, is unpredictable. We define these factors and gross revenue as follows:

•	Gross Revenue: Revenues before adjusting for sales adjustments and state provider and gross receipts taxes.

•	Average Residential Census: The average daily residential census over the respective period.

•	Average Daily Rate: A mathematical calculation derived by dividing the gross residential revenue by the residential census and the resulting quotient by the number of days during the respective period.

•	Non-Residential Billable Units: The hourly equivalent of non-residential services provided.

•	Average Billable Unit Rate: Gross non-residential revenue divided by the billable units provided during the period.

A comparative summary of gross revenues by service line and our key metrics is as follows (dollars in thousands, except for daily and billable unit rates):

	Nine Months Ended June 30,		Year Ended September 30,
	2015 (1)	2014 (1)	2014 (1)	2013 (1)	2012 (1)
I/DD Services
Gross Revenues	$668,883	$619,087	$839,127	$768,362	$719,180
Average Residential Census	7,818	7,369	7,435	6,931	6,521
Average Daily Rate	$233.64	$228.16	$229.02	$222.53	$217.18
Non-Residential Billable Units	9,342,956	8,543,140	11,608,274	11,131,686	8,810,339
Average Non-Residential Billable Unit Rate	$18.22	$18.74	$18.75	$18.46	$22.80
Gross Revenue Growth %	8.0%		9.2%	6.8%
Gross Revenue growth due to:
Volume Growth	6.9%		6.5%	11.9%
Average Rate Growth	1.1%		2.7%	(5.0)%
At-Risk Youth Services
Gross Revenues	$147,772	$153,181	$203,353	$223,037	$214,405
Average Residential Census	3,594	3,858	3,840	4,094	3,856
Average Daily Rate	$106.81	$100.47	$101.11	$96.78	$97.96
Non-residential Billable Units	506,970	549,223	712,497	931,646	947,318
Average Non-Residential Billable Unit Rate	$84.78	$86.24	$86.51	$84.19	$80.39
Gross Revenue Growth %	(3.5%)		(8.8)%	4.0%
Gross Revenue growth due to:
Volume Growth	(7.1%)		(12.3)%	3.4%
Average Rate Growth	3.6%		3.5%	0.6%
Specialty Rehabilitation Services
Gross Revenues	$197,845	$172,256	$234,435	$213,465	$189,561
Average Residential Census	1,166	1,053	1,065	996	916
Average Daily Rate	$608.74	$599.24	$603.22	$587.14	$565.50
Non-Residential Billable Units	66,779	—	—	—	—
Average Non-Residential Billable Unit Rate	$62.17	—	—	—	—
Gross Revenue Growth %	14.9%		9.8%	12.6%
Gross Revenue growth due to:
Volume Growth	13.1%		6.9%	8.7%
Average Rate Growth	1.8%		2.9%	3.9%

(1)	During fiscal 2014 and 2015, the Company closed all Human Services operations in the State of Connecticut. All fiscal periods presented reflect the classification of these business as discontinued operations.

Expenses

Expenses directly related to providing services are classified as cost of revenue. These expenses consist of direct labor costs which principally include salaries and benefits for service provider employees and per diem payments to our Mentors; client program costs such as food, medicine and professional and general liability and employment practices liability expenses; residential occupancy expenses which are primarily comprised of rent and utilities related to facilities providing direct care; travel and transportation costs for clients requiring services; and other ancillary direct costs associated with the provision of services to clients including workers’ compensation expense.

General and administrative expenses primarily include salaries and benefits for administrative employees, or employees that are not directly providing services, administrative occupancy costs as well as professional expenses such as accounting, consulting and legal services. Depreciation and amortization includes depreciation for fixed assets utilized in both facilities providing direct care and administrative offices, and amortization related to intangible assets.

Wages and benefits to our employees and per diem payments to our Mentors constitute the most significant operating cost in each of our operations. Most of our employee caregivers are paid on an hourly basis, with hours of work generally tied to client need. Our Mentors are paid on a per diem basis, but only if the Mentor is currently caring for a client. Our labor costs are generally influenced by levels of service, and these costs can vary in material respects across regions.

Occupancy costs represent a significant portion of our operating costs. As of June 30, 2015, we owned 373 facilities and three offices and we leased 1,526 facilities and 249 offices. We expect occupancy costs to increase during fiscal 2015 as a result of new leases entered into pursuant to acquisitions and new starts. We incur no facility costs for services provided in the home of a Mentor.

Professional and general liability expense totaled 0.8%, 0.8%, 0.9%, 1.0% and 1.0% of our net revenue for the nine months ended June 30, 2015 and 2014 and the fiscal years ended September 30, 2014, 2013 and 2012, respectively. We incurred professional and general liability expenses of $7.7 million, $7.9 million, $10.9 million, $12.1 million and $10.7 million for the nine months ended June 30, 2015 and 2014 and the fiscal years ended September 30, 2014, 2013 and 2012, respectively.

Results of Operations

During the second quarter of fiscal 2015, we revised the presentation of our expenses and operating margin as a percentage of revenue. Accordingly, the calculations of our costs categories and operating margin as a percentage of revenue for the nine months ended June 30, 2015 and 2014 shown below are based on gross revenue rather than net, as disclosed prior to the second quarter of fiscal 2015. There has been no change to the expenses categories compared to prior periods.

The following table sets forth our consolidated results of operations as a percentage of total gross revenues for the nine months ended June 30, 2015 and 2014 and as a percentage of net revenue for the fiscal year ended September 30, 2014, 2013 and 2012.

	Nine Months Ended June 30,		Year Ended September 30,
	2015	2014	2014	2013	2012
Gross revenue	100.00%	100.00%
Sales adjustments	(1.2)%	(1.7)%

Net revenues	98.8%	98.3%	100.0%	100.0%	100.0%
Cost of revenue (exclusive of depreciation and amortization expense shown below)	76.4%	76.8%	78.3%	77.9%	77.8%
Operating expenses:
General and administrative	11.6%	11.4%	11.5%	12.3%	12.6%
Depreciation and amortization	6.2%	5.4%	5.4%	5.4%	5.4%

Total operating expense	17.8%	16.8%	16.9%	17.7%	18.0%
Income from operations	4.6%	4.7%	4.8%	4.4%	4.2%
Other income (expense):
Management fee of related party	0.0%	(0.1)%	(0.8)%	(0.1)%	(0.1)%
Other income (expense), net	0.0%	0.1%	0.0%	0.1%	0.0%
Extinguishment of debt	(1.7)%	(1.6)%	(1.2)%	0.0%	0.0%
Interest expense	(2.9)%	(5.6)%	(5.5)%	(6.6)%	(7.2)%

Loss from continuing operations before income taxes	0.0%	(2.5)%	(2.6)%	(2.2)%	(3.1)%
Benefit for income taxes	0.0%	(0.8)%	(0.9)%	(0.8)%	(1.8)%

Loss from continuing operations	0.0%	(1.7)%	(1.7)%	(1.4)%	(1.3)%
(Loss) gain from discounted operations, net of tax	(0.1)%	0.0%	(0.1)%	(0.2)%	0.0%

Net loss	(0.1)%	(1.7)%	(1.8%)	(1.5%)	(1.3%)

Nine Months Ended June 30, 2015 compared to Nine Months Ended June, 2014

The calculations of our cost categories and operating margin as a percentage of revenue for the nine months ended June 30, 2015 compared to the nine months ended June 30, 2014 are based on gross revenue.

Consolidated Overview

	Nine Months Ended June 30,		Increase (Decrease)
	2015	2014
Gross revenue	$1,028,498	$944,524	$83,974
Sales adjustments	(12,734)	(15,977)	3,243

Net revenue	1,015,764	928,547	87,217

Income from operations	$46,010	$44,095	$1,915
Operating margin	4.5%	4.7%	(0.2)%

Consolidated gross revenue for the nine months ended June 30, 2015 increased by $84.0 million, or 8.9%, compared to gross revenue for the nine months ended June 30, 2014. Gross revenue increased $40.6 million from organic growth, including growth related to new programs, and $43.4 million from acquisitions that closed during and after the nine months ended June 30, 2014. Our Human Services segment contributed 59.0% of the organic revenue growth with the remaining 41.0% contributed by our SRS segment. Sales adjustments as a percentage of gross revenue decreased by 0.5% from 1.7% during the nine months ended June 30, 2014 to 1.2% during the nine months ended June 30, 2015. The decrease was the result of improvements in authorization management, claims processing, and collections.

Consolidated operating margin decreased from 4.7% of gross revenue, or $44.1 million, for the nine months ended June 30, 2014 to 4.5% of gross revenue, or $46.0 million, for the nine months ended June 30, 2015. The decrease in our operating margin was primarily due to intangible assets impairment charges of $10.4 million related to completed and planned closures of our ARY services in six states, a $3.7 million increase in stock-based compensation and increases in client occupancy costs due to increases in rent and higher levels of excess capacity within our Human Services segment. The decrease was partially offset by increases in revenue and lower expense in the self insured portion of our employee health and other insurance plans.

Revenues by segment

The following table sets forth revenue for the Human Services segment for the periods indicated (in thousands):

	Nine Months Ended June 30,		Increase (Decrease)	Percentage Increase (Decrease)
	2015	2014
I/DD gross revenue	$668,883	$619,087	$49,796	8.0%
ARY gross revenue	147,772	153,181	(5,409)	(3.5)%
ADH gross revenue	13,998	—	13,998	NM

Total Human Services gross revenue	830,653	772,268	58,385	7.6%
Sales adjustments	(10,541)	(13,396)
Sales adjustments as a percentage of gross revenue	(1.3)%	(1.7)%

Total Human Services net revenue	$820,112	$758,872	$61,240	8.1%

Human Services gross revenue for the nine months ended June 30, 2015 increased by $58.4 million, or 7.6%, compared to the nine months ended June 30, 2014. The increase in gross revenue was driven by a $49.8 million increase in I/DD gross revenue while ARY gross revenue decreased by $5.4 million compared to the nine months ended June 30, 2014. Gross revenue for ADH, which was acquired in fiscal 2014, was $14.0 million.

The increase in I/DD gross revenue included $29.3 million from organic growth and $20.4 million from acquisitions that closed during and after the nine months ended June 30, 2014. The organic growth was the result of a 3.8% increase in volume coupled with a 1.0% increase in average billing rates for the nine months ended June 30, 2015 compared to the nine months ended June 30, 2014.

The $5.4 million decrease in ARY gross revenue was due to a 7.1% decrease in volume partially offset by a 3.6% increase in the average billing rate during the nine months ended June 30, 2015 compared to the nine months ended June 30, 2014. The decrease in volume was primarily due to a reduction in services in North Carolina due to a state wide redesign of these programs and the voluntary termination of our contracts to provide services with a managed care organization. This reduction resulted in a decrease of approximately $6.6 million in gross revenue partially offset by volume and average billing rate activity in other states.

Sales adjustments for the nine months ended June 30, 2015 decreased by $2.9 million compared to the nine months ended June 30, 2014. The decrease was the result of improvements in authorization management, claims processing, and collections.

The following table sets forth revenue for the SRS segment for the periods indicated (in thousands):

	Nine Months Ended June 30,		Increase (Decrease)	Percentage Increase (Decrease)
	2015	2014
SRS gross revenue	$197,845	$172,256	$25,589	14.9%
Sales adjustments	(2,193)	(2,581)
Sales adjustments as a percentage of gross revenue	(1.1)%	(1.5)%

SRS net revenue	$195,652	$169,675	$25,977	15.3%

The SRS segment’s gross revenue for the nine months ended June 30, 2015 increased by $25.6 million, or 14.9%, compared to the nine months ended June 30, 2014. The increase included $16.6 million from organic growth and $9.0 million from acquisitions that closed during and after the nine months ended June 30, 2014. The organic growth was driven by an increase in volume of 6.6% and an increase in the average billing rate of 3.2%. The increase in volume was primarily due to lower levels of excess capacity resulting from the maturation of programs started in recent years.

Cost of revenues by segment

The following table sets forth cost of revenues for the Human Services segment for the periods indicated (in thousands):

	Nine Months Ended June 30,
	2015		2014			Change in % of gross revenue
	Amount	% of gross revenue	Amount	% of gross revenue	Increase (Decrease)
Direct labor costs	$525,706	63.3%	$491,780	63.7%	$33,926	(0.4)%
Client program costs	31,480	3.8%	30,537	4.0%	943	(0.2)%
Client occupancy costs	47,497	5.7%	40,591	5.3%	6,906	0.4%
Travel & transportation costs	21,760	2.6%	20,402	2.6%	1,358	—%
Other direct costs	17,786	2.1%	16,499	2.1%	1,287	—%

Total cost of revenues	$644,229	77.5%	$599,809	77.7%	$44,420	(0.2)%

Human Services cost of revenues for the nine months ended June 30, 2015 decreased as a percentage of gross revenue by 0.2%, as compared to the nine months ended June 30, 2014. This was primarily due to a decrease in direct labor costs of 0.4% and client program costs of 0.2%, partially offset by an increase in client occupancy costs of 0.4%. The decrease in direct labor costs and client program costs as a percentage of gross revenue was primarily due to lower expense in the self-insured portion of our employee health and other insurance plans, including a favorable adjustment to our health insurance reserves in the first quarter of fiscal 2015 of $2.6 million resulting from lower than expected claims expense for our new consumer driven insurance plans. The increase in client occupancy costs as a percentage of gross revenue was due to increases in rent expense and programs with higher levels of excess capacity compared to the same period of the prior year.

The following table sets forth cost of revenues for the SRS segment for the periods indicated (in thousands):

	Nine Months Ended June 30,
	2015		2014			Change in % of gross revenue
	Amount	% of gross revenue	Amount	% of gross revenue	Increase (Decrease)
Direct labor costs	$99,336	50.2%	$88,754	51.5%	$10,582	(1.3)%
Client program costs	13,886	7.0%	12,575	7.3%	1,311	(0.3)%
Client occupancy costs	22,207	11.2%	19,151	11.1%	3,056	0.1%
Travel and transportation costs	2,494	1.3%	2,271	1.3%	223	—%
Other direct costs	3,429	1.7%	3,065	1.8%	364	(0.1)%

Total cost of revenues	$141,352	71.4%	$125,816	73.0%	$15,536	(1.6)%

SRS segment’s cost of revenues for the nine months ended June 30, 2015 decreased as a percentage of gross revenue by 1.6% as compared to the nine months ended June 30, 2014. This was primarily due to a decrease in direct labor costs of 1.3% and client program costs of 0.3%. The decrease in direct labor costs and client program costs as a percentage of gross revenue was primarily due to higher revenues resulting from lower levels of excess capacity and lower expense in the self-insured portion of our employee health and other insurance plans.

Consolidated operating expenses

General and administrative and depreciation and amortization expense were as follows (in thousands):

	Nine Months Ended June 30,
	2015		2014			Change in % of gross revenue
	Amount	% of gross revenue	Amount	% of gross revenue	Increase (Decrease)
General and administrative	$119,452	11.6%	$108,104	11.4%	$11,348	0.2%
Depreciation and amortization	64,278	6.2%	50,594	5.4%	13,684	0.8%

Total operating expense	$183,730	17.8%	$158,698	16.8%	$25,032	1.0%

General and administrative expenses for the nine months ended June 30, 2015 increased by $11.3 million, or 10.5%, as compared to the nine months ended June 30, 2014. As a percentage of gross revenue, general and administrative expenses increased by 0.2% as compared to the nine months ended June 30, 2014. The increase as a percentage of gross revenue was primarily due to an increase of $3.7 million in stock based compensation expense and $2.5 million of expense associated with the payment of a long-term compensation plan, partially offset by the impact of leveraging certain general and administrative expenses.

Depreciation and amortization expense increased by $13.7 million, or 27.0%, during the nine months ended June 30, 2015. As a percentage of gross revenue, depreciation and amortization expense increased by 0.8% as compared to the nine months ended June 30, 2014. The increase in depreciation and amortization expense as a percentage of gross revenue is primarily due to an intangible impairment charge of $10.4 million resulting from the completed and planned closures of our ARY services in six states.

Other (income) expense

Management fee of related party: Management fee decreased $0.9 million during the nine months ended June 30, 2015 as compared to the nine months ended June 30, 2014. The decrease is due to the termination of our management agreement with Vestar in connection with our initial public offering.

Other income (expense), net: Other income (expense), net, which primarily consists of interest income, mark to market adjustments of the cash surrender value of Company owned life insurance policies and the accretion of interest on acquisition related contingent consideration liabilities, decreased from income of $0.7 million in the nine months ended June 30, 2014 to expense of $0.3 million in the nine months ended June 30, 2015.

Loss on extinguishment of debt: Extinguishment of debt was $17.1 million in the nine months ended June 30, 2015. On October 17, 2014 and March 4, 2015, the Company redeemed $162.0 million and $50.0 million in aggregate principal amount of senior notes, respectively, resulting in expensing deferred financing fees of $1.0 million, original issue discount of $4.4 million, and the associated redemption premiums related to the the senior notes of $11.7 million.

Interest expense: Interest expense decreased by $24.3 million during the nine months ended June 30, 2015 as compared to the nine months ended June 30, 2014 due to a lower interest rate on the senior secured credit facilities as a result of the refinancing on January 31, 2014 and the redemption of $38.0 million, $162.0 million, and $50.0 million of senior notes on February 26, 2014, October 17, 2014, and March 4, 2015, respectively.

Benefit for income taxes

For the nine months ended June 30, 2015, our effective income tax rate was 45.0% compared to an effective tax rate of 29.9% for the nine months ended June 30, 2014. During the nine months ended June 30, 2015, our effective tax rate was higher than the federal statutory tax rate of 35.0% due to the impact of state income taxes and other non-deductible expenses.

Fiscal Year Ended September 30, 2014 compared to Fiscal Year Ended September 30, 2013

The calculations of our cost categories and operating margin as a percentage of revenue for the fiscal year ended September 30, 2014 compared to the fiscal year ended September 30, 2013 are based on net revenue.

Consolidated overview

	Year ended September 30,		Increase (Decrease)
	2014	2013
Gross revenue	$1,277,957	$1,204,864	$73,093
Sales adjustments	(22,119)	(22,355)	$236

Net revenue	$1,255,838	$1,182,509	$73,329

Income from operations	$60,266	$52,134	$8,132
Operating margin	4.8%	4.4%

Consolidated gross revenue for the fiscal year ended September 30, 2014 (“fiscal 2014”) increased by $73.1 million, or 6.1%, compared to gross revenue for the fiscal year ended September 30, 2013 (“fiscal 2013”). Sales adjustments as a percentage of gross revenue decreased from 1.9% to 1.7% during fiscal 2014. Gross revenue increased $42.5 million from organic growth, including growth related to new programs, and $30.6 million from acquisitions that closed during and after fiscal 2013. Our Human Services segment contributed 66% of the organic revenue growth with the remaining 34% contributed by our SRS segment.

Consolidated income from operations increased from $52.1 million, or 4.4% of net revenue, in fiscal 2013 to $60.3 million, or 4.8% of net revenue, in fiscal 2014. The increase in our operating margin was primarily due to the increase in revenue, as well as, expense leveraging and cost containment efforts in our direct labor costs and general administrative expenses. The improvement in operating margin was partially offset by the increase in client occupancy costs due to new programs with higher levels of open occupancy and increases in rent, utilities and repair and maintenance costs related to our business.

Revenues by segment

The following table sets forth net revenue for the Human Services segment for the periods indicated (in thousands):

	Year ended September 30,		Increase (Decrease)	Percentage Increase (Decrease)
	2014	2013
I/DD gross revenue	$839,127	$768,362	$70,765	9.2%
ARY gross revenue	203,353	223,037	(19,684)	(8.8)%
ADH gross revenue	1,042	—	1,042	NM

Total Human Services gross revenue	1,043,522	991,399	52,123	5.3%
Sales adjustments	(17,850)	(17,311)
Sales adjustments as a percentage of gross revenue	(1.7)%	(1.7)%

Total Human Services net revenue	$1,025,672	$974,088	$51,584	5.3%

Human Services gross revenue for fiscal 2014 increased by $52.1 million, or 5.3%, compared to fiscal 2013. The $52.1 million increase in gross revenue was driven by a $70.8 million increase in I/DD gross revenue while ARY gross revenue decreased by $19.7 million. The increase in I/DD gross revenue included $47.6 million from organic growth and $23.2 million from acquisitions that closed during and after fiscal 2013. The organic growth was the result of a 4.4% increase in volume coupled with a 1.8% increase in average billing rates for fiscal 2014 compared to fiscal 2013. The $19.7 million decrease in ARY gross revenue was due to a 12.3% decrease in volume partially offset by a 3.5% increase in the average billing rate during fiscal 2014 compared to fiscal 2013. The majority of the decrease in volume was caused by a reduction in services in North Carolina due to a state wide redesign of these programs and the voluntary termination of our contracts to provide services with a single managed care organization. The impact of this reduction accounted for approximately $17.6 million of the decrease in gross revenue.

Sales adjustments as a percentage of gross revenue were consistent at 1.7% during fiscal 2014 and fiscal 2013.

The following table sets forth net revenue for the SRS segment for the periods indicated (in thousands):

	Year ended September 30,		Increase (Decrease)	Percentage Increase (Decrease)
	2014	2013
SRS gross revenue	$234,435	$213,465	$20,970	9.8%
Sales adjustments	(4,269)	(5,044)
Sales adjustments as a percentage of gross revenue	(1.8)%	(2.4)%

SRS net revenue	$230,166	$208,421	$21,745	10.4%

The SRS segment’s gross revenue for fiscal 2014 increased by $21.0 million, or 9.8%, compared to fiscal 2013. The increase included $14.6 million from organic growth and $6.3 million from acquisitions that closed during and after fiscal 2013. The organic growth was driven by an increase in the average billing rate of 4.5% and an increase in volume of 2.4%.

Cost of revenues by segment

The following table sets forth cost of revenues for the Human Services segment for the periods indicated (in thousands):

	Year ended September 30,
	2014		2013			Change in % of net revenue
	Amount	% of net revenue	Amount	% of net revenue	Increase (Decrease)
Direct labor costs	$664,032	64.7%	$632,456	64.9%	$31,576	(0.2)%
Client program costs	42,133	4.1%	39,722	4.1%	2,411	0.0%
Client occupancy costs	55,025	5.4%	50,411	5.2%	4,614	0.2%
Travel & transportation costs	27,935	2.7%	26,288	2.7%	1,647	0.0%
Other direct costs	23,375	2.3%	18,353	1.9%	5,022	0.4%

Total cost of revenue	$812,500	79.2%	$767,230	78.8%	$45,270	0.4%

Human Services cost of revenue for fiscal 2014 increased by $45.3 million, or 5.9%, as compared to fiscal 2013 primarily due to an increase in direct labor costs of $31.6 million, an increase in client occupancy costs of $4.6 million, and an increase in other direct costs of $5.0 million. The increases in direct labor costs and client occupancy costs were primarily attributable to additional costs associated with new programs and acquisitions that closed during and after fiscal 2013, as well as, a new compensation program for our direct care workers. The increase in other direct costs during fiscal 2014 was primarily due to an increase in workers’ compensation claims compared to fiscal 2013.

The decrease of direct labor costs as a percentage of net revenue was primarily due to expense leveraging. The increase in client occupancy costs as a percentage of net revenue was the result of new programs with higher levels of open occupancy and an increase in rent, utilities and repairs and maintenance expense related to our business and the increase in other direct costs of revenue as a percentage of net revenue was primarily due to an increase in workers’ compensation claims compared to fiscal 2013.

The following table sets forth cost of revenues for the SRS segment for the periods indicated (in thousands):

	Year ended September 30,
	2014		2013			Change in % of net revenue
	Amount	% of net revenue	Amount	% of net revenue	Increase (Decrease)
Direct labor costs	$119,397	51.9%	$110,508	53.0%	$8,889	(1.1)%
Client program costs	17,483	7.6%	14,486	7.0%	2,997	0.6%
Client occupancy costs	25,987	11.3%	22,662	10.9%	3,325	0.4%
Travel & transportation costs	3,134	1.4%	2,635	1.3%	499	0.1%
Other direct costs	4,480	1.9%	3,144	1.5%	1,336	0.4%

Total cost of revenue	$170,481	74.1%	$153,435	73.7%	$17,046	0.4%

The SRS segment’s cost of revenue for fiscal 2014 increased by $17.0 million, or 11.1%, as compared to fiscal 2013, primarily due to an increase in direct labor costs of $8.9 million, an increase in client program costs of $3.0 million and an increase in client occupancy costs of $3.3 million. These increases were primarily attributable to additional costs associated with new programs and acquisitions that closed during and after fiscal 2013.

The decrease of direct labor costs as a percentage of net revenue was primarily due to expense leveraging. The increase in client program costs as a percentage of net revenue during fiscal 2014 was due to an increase in medical supply and pharmacy costs relating to the SRS segment’s client mix. The increase in client occupancy costs as a percentage of net revenue during fiscal 2014 was due to new programs with higher levels of open occupancy and an increase in rent, utilities and repairs and maintenance expense related to our business.

Consolidated operating expenses

General and administrative and depreciation and amortization expense were as follows (in thousands):

	Year ended September 30,					Change in % of net revenue
	2014		2013
	Amount	% of net revenue	Amount	% of net revenue	Increase (Decrease)
General and administrative	$145,041	11.5%	$145,184	12.3%	$(143)	(0.8)%
Depreciation and amortization	67,488	5.4%	63,573	5.4%	3,915	0.0%

Total operating expense	$212,529	16.9%	$208,757	17.7%	$3,772	(0.8)%

General and administrative expenses for fiscal 2014 decreased by $0.1 million, or 0.1%, as compared to fiscal 2013. As a percentage of net revenue, general and administrative expenses decreased by 0.8% as compared to fiscal 2013. This decrease was attributable to cost containment efforts in administrative staffing, business and office related costs.

Depreciation and amortization expense increased $3.9 million during fiscal 2014 from the prior year period primarily due to an increase in leasehold improvements to our properties and the acquisition of amortizable assets. Depreciation and amortization expense as a percentage of net revenue remained consistent.

Other (income) expense

Management fee of related party: Management fee increased $8.1 million during fiscal 2014 as compared to fiscal 2013. In connection with the Company’s IPO, the Company terminated the management agreement with Vestar and paid a one-time transaction advisory fee of $8.0 million to Vestar.

Other income, net: Other income, net, which primarily consists of mark to market adjustments of the cash surrender value of Company owned life insurance policies and interest income, decreased from $1.0 million in fiscal 2013 to $0.4 million in fiscal 2014.

Loss on extinguishment of debt: Extinguishment of debt was $14.7 million in the fiscal year ended September 30, 2014. The prior senior secured credit facilities were repaid and replaced with the senior secured credit facilities on January 31, 2014, and $38.0 million of the senior notes were redeemed on February 26, 2014, resulting in the write-off of deferred financing fees, original issue discount, redemption premium and initial purchase discount related to the prior senior secured credit facilities and the partial redemption of the senior notes totaling $14.7 million.

Interest Expense: Interest expense decreased by $8.7 million during fiscal 2014 compared to fiscal 2013 due to lower interest expense on the senior secured credit facilities as a result of the refinancing on January 31, 2014 and the redemption of $38.0 million of the senior notes on February 26, 2014.

Benefit for income taxes

For fiscal 2014, our effective income tax rate was 34.8% compared to an effective tax rate of 37.9% for fiscal 2013. These rates differ from the federal statutory income tax rate primarily due to nondeductible permanent differences such as meals and nondeductible compensation, and net operating losses not benefited.

Loss from discontinued operations

Loss from discontinued operations net of taxes for fiscal 2014 was $1.4 million as compared to $2.0 million for fiscal 2013. During fiscal 2014, the Company gave notice of its intention to close all Human Services operations in the state of Connecticut. The Company recorded impairment charges of $1.6 million and $0.7 million for intangible assets and properties owned by the business unit, respectively, and $0.1 million of severance expense. The impairment charge and operations of these businesses, including the expenses to close these operations, are included in discontinued operations.

Fiscal Year Ended September 30, 2013 compared to Fiscal Year Ended September 30, 2012

The calculations of our cost categories and operating margin as a percentage of revenue for the fiscal year ended September 30, 2013 compared to the fiscal year ended September 30, 2012 are based on net revenue.

Consolidated overview

	Year ended September 30,		Increase (Decrease)
	2013	2012
Gross revenue	$1,204,864	$1,123,146	$81,718
Sales adjustments	(22,355)	(15,795)	$(6,560)

Net revenue	$1,182,509	$1,107,351	$75,158

Income from operations	$52,134	$46,043	$6,091
Operating margin	4.4%	4.2%

Consolidated gross revenue for the fiscal year ended September 30, 2013 increased by $81.7 million, or 7.3%, compared to gross revenue for the fiscal year ended September 30, 2012. Sales adjustments as a percentage of gross revenue increased by 0.5% from 1.4% during fiscal 2012 to 1.9% during fiscal 2013. The increase in sales adjustments was primarily in our Human Services segment. Gross revenue increased $57.2 million from organic growth, including growth related to new programs, and $24.5 million from acquisitions that closed during and after fiscal 2012. The organic growth was partially offset by a reduction in revenue of $3.6 million from businesses we divested during fiscal 2013.

Consolidated income from operations increased from $46.0 million, or 4.2% of net revenue, in fiscal 2012 to $52.1 million, or 4.4% of net revenue, in fiscal 2013. The increase in our operating margin was primarily due to expense leveraging and cost containment efforts in our direct labor costs and general and administrative expenses. The improvement in operating margin was partially offset by an increase in other costs of revenues. Client occupancy expense increased by $10.4 million due to new programs and acquisitions that closed during and after fiscal 2012. Additionally, our health insurance expense and professional and general liability expense increased in fiscal 2013 as compared to fiscal 2012. Our health insurance expense increased approximately $3.0 million in fiscal 2013 compared to fiscal 2012, $2.4 million of which was included in cost of revenue. Professional and general liability expense increased by approximately $1.4 million in fiscal 2013 compared to fiscal 2012 due to an increase in our tail reserve for professional and general liability claims.

Revenues by segment

The following table sets forth net revenue for the Human Services segment for the periods indicated (in thousands):

	Year ended September 30,		Increase (Decrease)	Percentage Increase (Decrease)
	2013	2012
I/DD gross revenue	$768,362	$719,180	$49,182	6.8%
ARY gross revenue	223,037	214,405	8,632	4.0%

Total Human Services gross revenue	991,399	933,585	57,814	6.2%
Sales adjustments	(17,311)	(11,700)
Sales adjustments as a percentage of gross revenue	(1.7)%	(1.3)%

Total Human Services net revenue	$974,088	$921,885	$52,203	5.7%

Human Services gross revenue for fiscal 2013 increased by $57.8 million, or 6.2%, compared to fiscal 2012. The increase was driven by a 6.8% increase in I/DD gross revenue and 4.0% increase in ARY gross revenue. The increase in I/DD gross revenue included $37.3 million from organic growth and $11.9 million from acquisitions that closed during and after fiscal 2012. The increase from organic growth was driven by an increase in volume of 10.7% offset by a decrease in average billing rate of 5.5% during fiscal 2013 compared to fiscal 2012. The organic growth was partially offset by a reduction in revenue of $3.6 million from businesses we divested during fiscal 2013. The increase of $8.6 million in ARY gross revenue was derived from organic growth which was driven by a 4.0% increase in volume during fiscal 2013 compared to fiscal 2012.

Sales adjustments increased by $5.6 million in fiscal 2013 compared to fiscal 2012. Sales adjustments as a percentage of gross revenue increased by 0.4% to 1.7% during fiscal 2013. The increase was primarily due to increases in sales adjustment allowances in our Florida, North Carolina and Pennsylvania business units for the potential write-off of outstanding aged receivables that are in dispute with certain payors.

The following table sets forth net revenue for the SRS segment for the periods indicated (in thousands):

	Year ended September 30,		Increase (Decrease)	Percentage Increase (Decrease)
	2013	2012
SRS gross revenue	$213,465	$189,561	$23,904	12.6%
Sales adjustments	(5,044)	(4,095)
Sales adjustments as a percentage of gross revenue	(2.4)%	(2.2)%

SRS net revenue	$208,421	$185,466	$22,955	12.4%

The SRS segment’s gross revenue for fiscal 2013 increased by $23.9 million, or 12.6%, compared to fiscal 2012. The increase in gross revenue included $11.0 million from organic growth and $12.9 million from acquisitions that closed during and after fiscal 2012. The organic growth was driven by an increase in volume of 2.1% and an increase in average billing rate of 3.7% during fiscal 2013 compared to fiscal 2012.

Cost of revenues by segment

The following table sets forth cost of revenues for the Human Services segment for the periods indicated (in thousands):

	Year ended September 30,
	2013		2012			Change in % of net revenue
	Amount	% of net revenue	Amount	% of net revenue	Increase (Decrease)
Direct labor costs	$632,456	64.9%	$601,867	65.3%	$30,589	(0.4)%
Client program costs	39,722	4.1%	38,658	4.2%	1,064	(0.1)%
Client occupancy costs	50,411	5.2%	44,365	4.8%	6,046	0.4%
Travel & transportation costs	26,288	2.7%	25,841	2.8%	447	(0.1)%
Other direct costs	18,353	1.9%	20,390	2.2%	(2,037)	(0.3)%

Total cost of revenue	$767,230	78.8%	$731,121	79.3%	$36,109	(0.5)%

Human Services cost of revenue for fiscal 2013 increased by $36.1 million, or 4.9%, compared to fiscal 2012. This increase was driven by $30.6 million increase in direct labor costs and a $6.0 million increase in client occupancy costs and was offset by a $2.0 million decrease in other direct costs.

The increase in direct labor costs was primarily due to increased staffing in connection with new programs and acquisitions that closed during and after fiscal 2012. The decrease in direct labor costs as a percentage of net revenue during fiscal 2013 compared to fiscal 2012 was due to expense leveraging. The increases in client occupancy costs and in client occupancy costs as a percentage of net revenue were attributable to acquisitions and new programs with higher levels of open occupancy and increases in rent, utilities and repairs and maintenance expense related to our businesses. The decrease in other direct costs was primarily due to a reduction of $1.5 million in the cash bonus provided to our direct care workers in fiscal 2013 compared to fiscal 2012.

The following table sets forth cost of revenues for the SRS segment for the periods indicated (in thousands):

	Year ended September 30,				Increase (Decrease)	Change in % of net revenue
	2013		2012
	Amount	% of net revenue	Amount	% of net revenue
Direct labor costs	$110,508	53.0%	$93,412	50.4%	$17,096	2.6%
Client program costs	14,486	7.0%	13,634	7.4%	852	(0.4)%
Client occupancy costs	22,662	10.9%	18,291	9.9%	4,371	1.0%
Travel & transportation costs	2,635	1.3%	2,383	1.3%	252	0.0%
Other direct costs	3,144	1.5%	2,935	1.6%	209	(0.1)%

Total cost of revenue	$153,435	73.7%	$130,655	70.6%	$22,780	3.1%

The SRS segment’s cost of revenue for fiscal 2013 increased by $22.8 million, or 17.4%, compared to fiscal 2012. This increase was driven by $17.1 million increase in direct labor costs, and a $4.4 million increase in client occupancy costs.

The increase in direct labor costs period to period and as a percentage of net revenue was primarily due to increased staffing in connection with new programs and acquisitions and due to additional staff to facilitate higher quality and service. The increase in client occupancy expense was primarily attributable to acquisitions that have closed during and after fiscal 2012, and new starts. Client occupancy costs have also been affected by increases in rent, utilities and repairs and maintenance expense related to our existing businesses.

Consolidated operating expenses

General and administrative and depreciation and amortization expense were as follows (in thousands):

	Year ended September 30,				Increase (Decrease)	Change in % of net revenue
	2013		2012
	Amount	% of net revenue	Amount	% of net revenue
General and administrative	$145,184	12.3%	$139,630	12.6%	$5,554	(0.3)%
Depreciation and amortization	63,573	5.4%	59,987	5.4%	3,586	0.0%

Total operating expense	$208,757	17.7%	$199,617	18.0%	$9,140	(0.3)%

General and administrative expenses for fiscal 2013 increased by $5.6 million, or 4.0%, as compared to fiscal 2012 due to increases in professional service fees and administrative staffing costs. Additionally, we wrote off goodwill related underperforming programs within the Human Services segment which were closed in fiscal 2013. The total impairment charge for goodwill that was included in general and administrative expense was $1.3 million.

Depreciation and amortization expense for fiscal 2013 increased $3.6 million, or 6.0%, as compared to fiscal 2012 but remained consistent as a percent of net revenue at 5.4%. The increase in depreciation and amortization expense was primarily due to an increase in leasehold improvements to our properties and the acquisition of amortizable assets. Partially offsetting this increase was a decrease in depreciation and amortization expense as certain assets became fully depreciated. Additionally, we wrote off $1.0 million of intangible assets related to underperforming programs within the Human Services segment which were closed during fiscal 2013.

Non-operating (income) expense

Management fee of related party: Management fee has remained consistent during fiscal 2013 compared to fiscal 2012.

Other income, net: Other income, net which primarily consists of mark to market adjustments of the cash surrender value of Company owned life insurance policies and interest income, increased from $0.3 million in fiscal 2012 to $1.0 million in fiscal 2013.

Interest expense: Interest expense for fiscal 2013 decreased $1.4 million to $78.1 million as compared to fiscal 2012. The decrease is due to the lower interest rate we pay on our borrowings under the prior senior secured credit facilities as a result of the amendment to our prior senior credit agreement during fiscal 2013.

Benefit for income taxes

For fiscal 2013, our effective income tax rate was 37.9% compared to an effective tax rate of 57.8% for fiscal 2012. These rates differ from the federal statutory income tax rate primarily due to nondeductible permanent differences such as meals and nondeductible compensation, and net operating losses not benefited. In addition, our effective tax rate for fiscal 2012 was impacted by a $5.6 million reduction in our reserve for uncertain income tax positions, including interest and penalties, as a result of favorable settlement of an audit.

Loss from discontinued operations

Loss from discontinued operations net of taxes for fiscal 2013 was $2.0 million as compared to a gain of $0.2 million for fiscal 2012. During the second quarter of fiscal 2013, we adopted a plan to sell certain Human Services operations in the State of Rhode Island and completed the sale in the third quarter of fiscal 2013.

Additionally, we closed certain Human Services operations in the Commonwealth of Virginia during the second quarter of fiscal 2013. We recorded a total impairment charge of $4.1 million to write off the related intangible assets. The impairment charge and operations of these businesses including the expenses to close these operations are included in discontinued operations.

Liquidity and Capital Resources

Our principal uses of cash are to meet working capital requirements, fund debt obligations and finance capital expenditures and acquisitions. Cash flows from operations have historically been sufficient to meet these cash requirements. Our principal sources of funds are cash flows from operating activities, cash on hand, and available borrowings under our senior revolver.

Operating activities

Net cash provided by operating activities was $50.7 million for the nine months ended June 30, 2015, compared to $66.7 million for the nine months ended June 30, 2014. The decrease in cash provided by operating activities was primarily attributable to the net effect of changes in operating assets and liabilities including a reduction in Other accrued liabilities primarily resulting from a decrease in accrued compensation and an increase in Accounts receivable resulting from revenue growth and the effect of a more consistent average days sales outstanding compared to the nine months ended June 30, 2014.

Cash flows provided by operating activities were $83.9 million, $55.7 million and $29.3 million for fiscal 2014, 2013 and 2012, respectively. The increase in cash provided by operating activities in 2014 is primarily attributable to the management of working capital items. The increase in cash provided by operating activities in 2013 and 2014 is also attributable to the decrease in our days sales outstanding. Our days sales outstanding decreased from 47 days to 43 days at September 30, 2014 as compared to September 30, 2013 and from 52 days to 47 days at September 30, 2013 as compared to September 30, 2012. This is primarily due to efficiencies resulting from the centralization of certain billing and accounts receivable functions as well as the process improvement of our billing and collections process and review of aged receivables.

Investing activities

Net cash used in investing activities was $67.5 million and $39.7 million for the nine months ended June 30, 2015 and 2014, respectively. Cash paid for property and equipment for the nine months ended June 30, 2015 was $30.3 million, or 3.0% of net revenue, compared to $24.3 million, or 2.6% of net revenue, for the nine months ended June 30, 2014. During the nine months ended June 30, 2015 we paid $38.7 million for ten acquisitions. During the nine months ended June 30, 2014, we paid $15.2 million for seven acquisitions.

Net cash used in investing activities was $88.9 million, $39.4 million and $42.7 million for fiscal 2014, 2013 and 2012, respectively. Cash paid for acquisitions was $53.7 million, $9.3 million and $16.5 million for fiscal 2014, 2013 and 2012, respectively. We acquired eleven, three and seven companies in each of fiscal 2014, 2013 and 2012, respectively. Cash paid for property and equipment for fiscal 2014 was $35.3 million, or 2.8% of net revenue, compared to $31.9 million, or 2.7% of net revenue for fiscal 2013, and $30.0 million or 2.7% of net revenue for fiscal 2012. During fiscal 2012, we sold certain real estate assets for total cash proceeds of $2.8 million, which we subsequently leased back.

Financing activities

Net cash used in financing activities was $162.7 million for the nine months ended June 30, 2015 as compared to net cash provided by financing activities of $1.1 million for the nine months ended June 30, 2014. The increase in cash used by financing activities is due to the redemption of $212.0 million in aggregate principal amount of our senior notes during fiscal 2015, partially offset by the net proceeds received from the incremental term loan of $55.0 million.

Net cash provided by financing activities was $181.7 million, $3.0 million and $13.1 million for fiscal years 2014, 2013 and 2012, respectively. The increase in cash provided by financing activities in fiscal 2014 is primarily due to the $182.2 million in proceeds as a result of the September 2014 IPO. On October 17, 2014, $172.1 million of these proceeds was used to repay principal and the associated call premium on the senior notes.

During the nine months ended June 30, 2015 and 2014, we borrowed an aggregate of $206.7 million and $9.3 million, respectively, under our senior revolver and repaid $206.7 million and $9.3 million, respectively, during the same periods. During fiscal 2014, we borrowed an aggregate of $9.3 million under our senior revolver and repaid $9.3 million during the same period. During fiscal 2013, we borrowed an aggregate of $469.4 million under our senior revolver and repaid $488.4 million during the same period. At June 30, 2015, we had no outstanding borrowings and $119.1 million of availability under the senior revolver due to $0.9 million in standby letters of credit issued under the senior revolver, which reduces the availability under the senior revolver. Letters of credit can be issued under our institutional letter of credit facility up to the $50.0 million limit, subject to certain maintenance and issuance limitations and letters of credit in excess of that amount reduce availability under our senior revolver. As of June 30, 2015, $48.4 million of letters of credit were issued under the institutional letter of credit facility and $0.9 million of letters of credit were issued under the senior revolver.

On January 31, 2014, NMHI and NMH Holdings, LLC (“NMHH”), wholly owned subsidiaries of Civitas, entered into a new senior credit agreement consisting of a term loan facility and a senior revolver. The new term loan facility has a seven-year maturity and the new senior revolver has a five-year maturity. We also redeemed $38.0 million aggregate principal amount of the senior notes on February 26, 2014. If these refinancing transactions had occurred at the beginning of fiscal 2013, they would have reduced our interest expense by approximately $11.6 million, based on (i) a reduction in the applicable margin and “LIBOR floor” used to calculate interest rates under the senior secured credit facilities, partially offset by the increase in the principal amount outstanding under the term loan, and (ii) the elimination of interest expense on the $38.0 million principal amount of our senior notes that were redeemed. Assuming an effective tax rate of 40%, this reduction in interest expense would have reduced our fiscal 2013 net loss by approximately $7.0 million. See Note 9 to our consolidated financial statements included elsewhere herein for further information about our senior secured credit facilities.

On September 22, 2014, we completed an initial public offering resulting in net proceeds of $182.2 million after deducting underwriting discounts, commissions, and offering expenses. The net proceeds received from our initial public offering were used to pay a one-time transaction advisory fee to of $8.0 million and to redeem $162.0 million in aggregate principle amount of senior notes issued by NMHI at a redemption price of 106.25%. The redemption of the senior notes occurred on October 17, 2014, and as of that date, $50.0 million in principal amount of senior notes remained.

On February 27, 2015, NMHI and NMHH, wholly-owned subsidiaries of Civitas, and certain subsidiaries of NMHI, as guarantors, entered into Amendment No. 3 (the “Incremental Amendment”) to the senior credit agreement. The Incremental Amendment provided for an additional $55.0 million term loan, which was funded on February 27, 2015, under the term loan. The proceeds from the Incremental Amendment were used to redeem the remaining $50.0 million of outstanding senior notes on March 4, 2015. See “—Debt and Financing Arrangements” for further information on the Incremental Amendment.

During fiscal 2014, 2013 and 2012, the LLC repurchased equity units from employees upon or after their departures from the Company for $110 thousand, $39 thousand and $75 thousand, respectively.

We believe that available borrowings under our senior revolver and cash flow from operations will provide sufficient liquidity and capital resources to meet our financial obligations for the next twelve months, including scheduled principal and interest payments, as well as to provide funds for working capital, acquisitions, capital expenditures and other needs. No assurance can be given, however, that this will be the case.

Debt and Financing Arrangements

Senior Secured Credit Facilities

On January 31, 2014, NMHI and NMHH, wholly-owned subsidiaries of Civitas, entered into a new senior credit agreement (the “senior credit agreement”) with Barclays Bank PLC, as administrative agent, and the other agents and lenders named therein, for the new senior secured credit facilities (the “senior secured credit facilities”), consisting of a $600.0 million term loan facility (the “term loan facility”), of which $50.0 million was deposited in a cash collateral account in support of issuance of letters of credit under an institutional letter of credit facility (the “institutional letter of credit facility”), and a $100.0 million senior secured revolving credit facility (the “senior revolver”). On October 21, 2014, NMHI increased the revolving commitment under the senior revolver by $20.0 million, on terms identical to those applicable to the existing senior revolver. The aggregate amount of the revolving commitment under the senior revolver is now $120.0 million. The term loan facility has a seven-year maturity and the senior revolver has a five-year maturity. The senior credit agreement provides that we may make one or more offers to the lenders, and consummate transactions with individual lenders that accept the terms contained in such offers, to extend the maturity date of the lender’s term loans and/or revolving commitments, subject to certain conditions, and any extended term loans or revolving commitments will constitute a separate class of term loans or revolving commitments.

On February 27, 2015, NMHI and NMHH, and certain subsidiaries of NMHI, as guarantors, entered into the Incremental Amendment to the senior credit agreement. The Incremental Amendment provided for an additional $55.0 million term loan, which was funded on February 27, 2015, pursuant to the terms of the senior credit agreement that permit up to $125.0 million of incremental borrowings plus any additional amounts so long as NMHI’s consolidated first lien leverage ratio, as defined in the senior credit agreement, does not exceed 4.50 to 1.00 on a pro forma basis, subject to the conditions set forth in the senior credit agreement. All of the other terms of the additional $55.0 million term loan are identical to the term loan facility.

As of June 30, 2015, NMHI had $647.2 million of borrowings outstanding under the term loan facility. The aggregate amount of the revolving commitment under the senior revolver as of June 30, 2015 was $120.0 million. At June 30, 2015, NMHI had no outstanding borrowings and $119.1 million of availability under the senior revolver due to $0.9 million in standby letters of credit issued under the senior revolver, which reduces the availability under the senior revolver. As of June 30, 2015, $48.4 million of letters of credit were issued under the institutional letter of credit facility.

All of the obligations under the senior secured credit facilities are guaranteed by NMHH and the subsidiary guarantors named therein (the “Subsidiary Guarantors”). Pursuant to the Guarantee and Security Agreement, dated as of January 31, 2014 (the “guarantee and security agreement”), among NMHH, as parent guarantor, NMHI, certain of its subsidiaries, as subsidiary guarantors, and Barclays Bank, PLC, as administrative agent, subject to certain exceptions, the obligations under the senior secured credit facilities are secured by a pledge of 100% of NMHI’s capital stock and the capital stock of domestic subsidiaries owned by NMHI and any other domestic Subsidiary Guarantor and 65% of the capital stock of any first tier foreign subsidiaries and a security interest in substantially all of NMHI’s tangible and intangible assets and the tangible and intangible assets of NMHH and each Subsidiary Guarantor.

The senior revolver includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as the “swingline loans.” Any issuance of letters of credit or borrowing on a swingline loan will reduce the amount available under the senior revolver.

At our option, we may add one or more new term loan facilities or increase the commitments under the senior revolver (collectively, the “incremental borrowings”) in an aggregate amount of up to $125.0 million plus any additional amounts so long as certain conditions, including a consolidated first lien leverage ratio (as defined in the senior credit agreement) of not more than 4.50 to 1.00 on a pro forma basis, are satisfied.

Borrowings under the senior secured credit facilities bear interest, at our option, at: (i) an ABR rate equal to the greater of (a) the prime rate, (b) the federal funds rate plus 1/2 of 1.0%, and (c) the Eurodollar rate for an interest period of one-month beginning on such day plus 100 basis points, plus 2.25% (provided that the ABR rate applicable to the term loan facility will not be less than 2.00% per annum); or (ii) the Eurodollar rate (provided that the Eurodollar rate applicable to the term loan facility will not be less than 1.00% per annum), plus 3.25%. NMHI is also required to pay a commitment fee to the lenders under the senior revolver at an initial rate of 0.50% of the average daily unutilized commitments thereunder. NMHI must also pay customary letter of credit fees.

The senior credit agreement requires us to make mandatory prepayments, subject to certain exceptions, with: (i) beginning in fiscal year 2015, 50% (which percentage will be reduced upon its achievement of certain first lien leverage ratios) of our annual excess cash flow; (ii) 100% of net cash proceeds of all non-ordinary course assets sales or other dispositions of property, subject to certain exceptions and thresholds; and (iii) 100% of the net cash proceeds of any debt incurrence, other than debt permitted under the senior credit agreement. Excess cash flow is defined in our senior credit agreement as (A) the sum of (i) consolidated net income (as defined in the senior credit agreement), plus (ii) the net decrease in working capital, plus (iii) noncash charges previously deducted from consolidated net income, plus (iv) non-cash losses from assets sales, minus (B) the sum of (i) certain amortization and other mandatory prepayment of indebtedness, plus (ii) unfinanced capital expenditures plus (iii) the cash portion of permitted investments plus (iv) noncash gains previously including in consolidated net income, plus (v) the net increase in working capital, plus (vi) certain cash payments of long-term liabilities, plus (vii) cash restricted payments, plus (viii) cash expenditures not expensed during such period, plus (ix) penalties paid in connection with the repayment of indebtedness, plus (x) certain cash distributions from the SRS business, plus (xi) aggregate unfinanced portion of contract consideration for acquisition or capital expenditures to be consummated, plus (xii) aggregate amount of cash amounts received in such period but excluded from consolidated net income, plus (xiii) certain cash payments in respect of earnout obligations, plus (xiv) certain voluntary prepayments of indebtedness, plus (xv) certain cash payments of non-cash charges added back in a prior period, plus (xvi) all charges or expenses incurred in such period but excluded from consolidated net income. NMHI is required to repay the term loan facility portion of the senior secured credit facilities in quarterly principal installments of 0.25% of the principal amount, with the balance payable at maturity. The senior credit agreement permits NMHI to offer to its lenders newly issued notes in exchange for their term loans in one or more permitted debt exchange offers, subject to the conditions set forth in the senior credit agreement.

Senior Notes

On October 17, 2014, NMHI redeemed $162.0 million in aggregate principal amount of the outstanding senior notes using proceeds of the Company’s initial public offering at a redemption price of 106.25% plus accrued and unpaid interest thereon to, but not including, the date of redemption. As a result of this redemption, the Company expensed deferred financing fees of $0.8 million, original issue discount of $3.4 million, and the call premium of $10.1 million resulting in $14.3 million of expense reflected in extinguishment of debt in the statement of operations for the nine months ended June 30, 2015.

On March 4, 2015, NMHI paid $51.9 million to redeem the remaining $50.0 million in aggregate principal of senior notes plus accrued interest of $0.3 million using the net proceeds from the Incremental Amendment. In accordance with the provisions of the indenture governing the senior notes, the amount paid included an associated call premium of $1.6 million. As a result of this redemption, the Company expensed deferred financing fees of $0.2 million, original issue discount of $0.9 million, and the call premium of $1.6 million resulting in $2.7 million of expense reflected in extinguishment of debt in the statement of operations for the nine months ended June 30, 2015. As of June 30, 2015, NMHI had no senior notes outstanding.

Covenants

The senior credit agreement contains negative financial and non-financial covenants, including, among other things, limitations on the ability of NMHI and its restricted subsidiaries to incur additional debt, create liens on assets, transfer or sell assets, pay dividends, redeem stock or make other distributions or investments, and engage in certain transactions with affiliates. NMHI was in compliance with these covenants as of June 30, 2015.

The senior credit agreement contains a springing financial covenant. If, at the end of any fiscal quarter, NMHI’s usage of the senior revolver exceeds 30% of the commitments thereunder, NMHI is required to maintain at the end of each such fiscal quarter a consolidated first lien leverage ratio of not more than 5.50 to 1.00. This consolidated first lien leverage ratio will step down to 5.00 to 1.00 commencing with the fiscal quarter ending March 31, 2017. The springing financial covenant was not in effect as of June 30, 2015 or September 30, 2014 as NMHI’s usage of the senior revolver did not exceed the threshold for those quarters.

The senior credit agreement also contains a number of customary covenants that, among other things, restrict, subject to certain exceptions, NMHI’s ability and the ability of its subsidiaries to: (i) incur additional indebtedness; (ii) create liens on assets; (iii) engage in mergers or consolidations; (iv) sell assets; (v) pay dividends and distributions or repurchase our capital stock; (vi) enter into swap transactions; (vii) make investments, loans or advances; (viii) repay certain junior indebtedness; (ix) engage in certain transactions with affiliates; (x) enter into sale and leaseback transactions; (xi) amend material agreements governing certain of our junior indebtedness; (xii) change our lines of business; (xiii) make certain acquisitions; and (xiv) limitations on the letter of credit cash collateral account. NMHI was in compliance with these covenants as of June 30, 2015 and September 30, 2014. If NMHI withdraws any of the $50.0 million from the cash collateral account supporting the issuance of letters of credit, NMHI must use the cash to either prepay the term loan facility or to secure any other obligations under the senior secured credit facilities in a manner reasonably satisfactory to the administrative agent. The senior credit agreement contains customary affirmative covenants and events of default.

Contractual Commitments Summary

The following table summarizes our contractual obligations and commitments as of September 30, 2014:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands)
Long-term debt obligations (1)	$1,011,136	$206,380	$80,997	$120,388	$603,371
Operating lease obligations (2)	208,411	52,748	78,397	43,757	33,509
Capital lease obligations	6,509	451	1,046	1,282	3,730
Purchase obligations (3)	11,230	4,699	6,100	431	—
Standby letters of credit	44,287	44,287	—	—	—

Total obligations and commitments	$1,281,573	$308,565	$166,540	$165,858	$640,610

(1)	Represents the principal amount of our long-term debt and the expected cash payments for interest on our long-term debt based on the interest rates in place and amounts outstanding at September 30, 2014. The maturity of the term loan principal and interest, which is due in quarterly installments through January 31, 2021, is subject to acceleration to November 15, 2017. The interest payments do not reflect the projected impact of interest rate swap agreements. See Note 9 to our consolidated financial statements included elsewhere herein for further information about our senior secured credit facilities.
(2)	Includes the fixed rent payable under the leases and does not include additional amounts, such as taxes, that may be payable under the leases.
(3)	Represents purchase obligations related to information technology services and maintenance contracts.

The following table summarizes our contractual obligations and commitments as of June 30, 2015:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands)
Long-term debt obligations (1)	$799,031	$34,414	$67,828	$66,771	$630,018
Operating lease obligations (2)	245,906	57,786	89,306	49,763	49,051
Capital lease obligations	6,175	485	1,127	1,388	3,175
Purchase obligations (3)	8,179	4,733	3,338	108	—
Standby letters of credit	49,354	49,354	—	—	—
Contingent consideration obligations (4)	8,817	3,439	5,378	—	—

Total obligations and commitments	$1,117,462	$150,211	$166,977	$118,030	$682,244

(1)	Represents the principal amount of our long-term debt and the expected cash payments for interest on our long-term debt based on the interest rates in place and amounts outstanding at June 30, 2015. The interest payments do not reflect the projected impact of interest rate swap agreements. The principal and interest payments are due in quarterly installments through January 31, 2021. See Note 4 to our unaudited condensed consolidated financial statements included elsewhere herein for further information about our senior secured credit facilities.
(2)	Includes the fixed rent payable under the leases and does not include additional amounts, such as taxes, that may be payable under the leases.
(3)	Represents purchase obligations related to information technology services and maintenance contracts.
(4)	In connection with certain of our acquisitions, additional contingent consideration may become payable to the sellers upon the satisfaction of certain performance milestones. Amounts represent the estimated fair value of these obligations. For further information pertaining to our contingent consideration arrangements see Note 9 to our unaudited condensed consolidated financial statements included elsewhere herein.

Inflation

We do not believe that general inflation in the U.S. economy has had a material impact on our financial position or results of operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet transactions or interests.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

We believe our application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are constantly reevaluated, and adjustments are made when facts and circumstances dictate a change.

During the nine months ended June 30, 2015, there has been no material change in our accounting policies or the underlying assumptions or methodology used to fairly present our financial position, results of operations and cash flows for the periods covered by this prospectus. In addition, no triggering events have come to our attention pursuant to our review of goodwill that would indicate impairment as of June 30, 2015.

The following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Revenue is reported net of allowances (discussed below) and state provider taxes. Revenue is recognized when evidence of an arrangement exists, the service has been provided, the price is fixed or determinable and collectability is reasonably assured.

Generally, we recognize revenue for services provided to our clients when earned. Our services fall into two general categories: residential and non-residential. In residential services, we are providing a living environment, usually a community residence, to a client and providing care on a 24-hour basis. Non-residential services are provided to a client on an hourly (or other unit of time) basis for therapy, community support or in our day program centers. Revenues for residential services are recognized for the number of days in the accounting period that the client is in our service. Periodic service revenue is recognized when the related services are performed.

In addition, we operate under four distinct types of contracting arrangements with our payors:

•	Negotiated Contracts. For these contracts, services are priced pursuant to a “plan of care” for the client which encompasses habilitation and therapies. Such contracts are not subject to retroactive adjustment or cost reimbursement requirements. However, we may petition for a change in rate based upon a change in circumstances with a particular client or in situations where additional services are needed. For these contracts, we recognize revenue at the negotiated rate when earned. Subsequent adjustments to rates, if any, are recognized when approved by the payor. For fiscal years ended 2012, 2013 and 2014 and the nine months ended June 30, 2015, 40.8%, 40.4%, 32.7% and 30.5%, respectively, of our revenues were earned from contracts that fall into this category.

•	Fixed Fee Contracts. For these contracts, payors set a standard rate or set of rates for a particular service usually dependent on the acuity of the client. These rates are the same for all agencies providing the service. For these contract types, there is generally no cost report required or if a cost report is required it is used for informational purposes only. For these contracts, we recognize revenue at the standard rate as earned. For fiscal years ended 2012, 2013 and 2014 and the nine months ended June 30, 2015, 39.6%, 40.1%, 46.5% and 49.5%, respectively, of our revenues were earned from contracts that fall into this category.

•	Retrospective reimbursement contracts. For these contracts, a provisional rate is set for the year pending the filing of an annual cost report that may further adjust that rate. Cost reimbursement rules differ by jurisdiction and program type but generally include direct costs, indirect costs, depreciation, interest, overhead allocations with interest, overhead and profit usually subject to limitation. Should the cost report indicate that allowable rate is lower than what has been billed, we record a liability and these funds are adjusted back or refunded to the state payor at some time in the future. For these contracts we prepare an analysis quarterly to determine if any of the revenue that has been billed and recognized should be deferred and if so record that portion as a current liability. In a subsequent quarter, allowable costs may increase which would result in a reversal of the liability but if this condition persists through the end of the statutory annual period, we would refund the unallowed portion of the revenue to the state and offset the liability. For fiscal years ended 2012, 2013 and 2014 and the nine months ended June 30, 2015, 10.1%, 10.7%, 11.7% and 11.5%, respectively, of our revenues were earned from contracts that fall into this category.

•	Prospective payment contracts. These contracts are cost reported in the same way as retrospective contracts, except the cost report for the annual period is used to set the rates in a future period. For these contracts, changes in rates are recognized in revenue prospectively. For fiscal years ended 2012, 2013 and 2014 and the nine months ended June 30, 2015, 9.5%, 8.8%, 9.1% and 8.5%, respectively, of our revenues were earned from contracts that fall into this category.

All four types of contracting arrangements are subject to audit by the payor and may be subject to recoupments of revenue if in performing our services we have not adhered to the terms of the contract, or not documented our services as specified by the payor. For fiscal years ended 2012, 2013 and 2014 and the nine months ended June 30, 2015, liabilities to payors for cost based contracts were $5.4 million, $3.6 million, $3.7 million and $10.6 million, respectively.

Accounts Receivable and Reserves

Accounts receivable primarily consists of amounts due from state payors, not-for-profit providers and commercial insurance companies. Generally there is no bad debt risk with government payors or insurance companies. However, allowances are still required for disallowances of revenue that have not been billed timely or if authorizations to deliver services have been exceeded. In addition, there are numerous retroactive adjustments to revenue in cases where rates are adjusted by payors, often after an assessment of our client that takes effect retroactively. We record the following reserves against revenue:

Sales Adjustment Allowance. The types of sales adjustments that we record typically involves rate adjustments due to billing errors or an agreed upon settlement of rate or level of services disputes with the payors. Sales adjustments expense is recorded against revenue in accordance with industry practice. We estimate the sales adjustment allowance based on historical sales adjustments experience. In addition, we also regularly evaluate our accounts receivable, especially receivables that are past due, and reassess our sales adjustment allowance based on specific payor collection issues and may record a specific addition to our sales adjustment allowance to reduce the net recognized receivable to the amount we reasonably expect to collect. As of September 30, 2012, 2013 and 2014 and June 30, 2015, our sales adjustment allowance was $9.3 million, $12.5 million, $11.5 million and $11.4 million, respectively.

Non Authorized Sales Allowance. Our clients are generally long-term recipients of our services and require continuous care. The majority of the services are paid for through state Medicaid programs. When we enter into an arrangement to provide services to a client, we obtain an “authorization” to provide services for a specified period of time such as a six months or one year. When an authorization expires we generally do not discontinue providing service to our clients and in some cases are prevented from doing so legally. Therefore, it is not uncommon for us to serve a client without a current authorization. In this situation we determine whether a non-authorized sales allowance is required by whether the lapse in authorization is within the documented customary business practice period that we have established for that particular payor. Once the lapse in authorization extends beyond the normal period for that payor, we adjust the non-authorized sales allowance to reserve the revenue. As of September 30, 2012, 2013 and 2014 and June 30, 2015, our non-authorized sales allowance was $1.7 million, $1.8 million, $2.3 million and $3.2 million, respectively.

Goodwill and Indefinite-lived Intangible Assets

We review goodwill and indefinite-lived intangible assets for impairment annually, as of July 1st, or whenever events or changes in circumstances indicate the carrying value of these assets may not be recoverable to determine whether any impairment exists, and, if so, the extent of such impairment. Our goodwill balance represents the difference between the purchase price of acquired businesses and the fair value of the identifiable tangible and intangible net assets when accounted for using the purchase method of accounting. We test goodwill at the reporting unit level, which is the same level as our operating segments. We have the option to first assess qualitative factors to determine whether further impairment testing is necessary. We have elected to bypass the qualitative assessments and proceed directly to the two-step impairment test. The first step is to compare the fair value of the reporting unit with its carrying value. We estimated the fair value of each of our reporting units using the income approach. The income approach is based on a discounted cash flow analysis and calculates the fair value of a reporting unit by estimating the after–tax cash flows attributable to a reporting unit and then discounting them to a present value using a risk-adjusted discount rate. In our discounted cash flow analysis, we forecasted cash flows by reporting unit for each of the next seven years and applied a long term growth rate to the final years of the forecasted cash flows to estimate terminal value. The cash flows were then discounted to a present value using a risk-adjusted discount rate. The discount rates, which are intended to reflect the risks inherent in future cash flow projections used in the discounted cash flow analysis are based on estimates of the weighted average costs of capital of market participants relative to each respective reporting unit. If the carrying amount of the reporting unit exceeds its estimated fair value, we are required to perform the second step, or Step 2, of the goodwill impairment test to measure the amount of impairment loss. Step 2 of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying value of that goodwill in order to determine the amount of impairment to be recognized. The implied fair value of goodwill is calculated as the difference between the fair value of the reporting unit and the estimated fair value of its assets and liabilities.

Our indefinite lived intangible assets primarily consist of trade names acquired in business combinations. For these assets, we have the option to first assess qualitative factors to determine whether further impairment testing is necessary. The Company has elected to bypass the qualitative assessments and proceed directly to the quantitative impairment test. The impairment test for indefinite-lived intangible assets requires the determination of the fair value of the intangible asset. If the fair value of the indefinite-lived intangible asset is less than its carrying value, an impairment loss is recognized in an amount equal to the difference. Fair values are established using the relief from royalty method.

The estimated fair values of our reporting units and indefinite lived intangibles are based on discounted estimated future cash flows. The discounted cash flow analysis requires significant judgment, including judgments about the appropriate discount rates and terminal values, future growth, capital expenditures and market conditions over the estimated remaining operating period. As such, actual results may differ from these estimates and lead to a revaluation of our goodwill and indefinite-lived intangible assets. If updated estimates indicate that the fair value of goodwill or any indefinite-lived intangibles is less than the carrying value of the asset, an impairment charge is recorded in the consolidated statements of operations in the period of the change in estimate.

We completed our annual impairment tests in the fourth quarter of 2014, 2013 and 2012 and determined in each of those periods that the carrying value of goodwill and indefinite-lived assets was not impaired. In fiscal 2014, the fair value of each of our reporting units was in excess of its carrying value and passed with a substantial margin, except for one reporting unit, whose fair value exceeded the carrying value by approximately $13.2 million. For this reporting unit, we performed a sensitivity analysis on our significant assumptions and determined that none of (i) a 10% reduction in projected free cash flows, (ii) a 50 basis point increase in the weighted average cost of capital or (iii) a 50 basis point reduction in terminal growth rate, individually, which we determined to be reasonable, would impact our conclusions.

Impairment of Long-Lived Assets

Intangible assets with finite lives consist of agency contracts, acquired licenses and permits and non-competition agreements and are valued according to the future cash flows they are estimated to produce. Tangible assets with finite lives consist of property and equipment, which are depreciated over their estimate useful lives. We review these long-lived assets for impairment by continually evaluating whether circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded.

Income Taxes

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. These deferred tax assets and liabilities are separated into current and long-term amounts based on the classification of the related assets and liabilities for financial reporting purposes and netted by jurisdiction. Valuation allowances on deferred tax assets are estimated based on our assessment of the realizability of such amounts.

The ultimate recovery of certain of our deferred tax assets is dependent on the amount and timing of taxable income we will ultimately generate in the future, as well as other factors. A high degree of judgment is required to determine the extent a valuation allowance should be provided against deferred tax assets. On a quarterly basis, we assess the likelihood of realization of our deferred tax assets considering all available evidence, both positive and negative. Our operating performance in recent years, the scheduled reversal of temporary differences, our forecast of taxable income in future periods in each applicable tax jurisdiction, our ability to sustain a core level of earnings, and the availability of prudent tax planning strategies are important considerations in our assessment. Our forecast of future earnings includes assumptions about service volumes, payor reimbursement, labor costs, operating expenses, and interest expense. Based on the weight of available evidence, we determine if it is more likely than not our deferred tax assets will be realized in the future.

We also recognize the benefits of tax positions when certain criteria are satisfied. Companies may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to uncertain tax positions as a component of income tax expense which is consistent with the recognition of these items in prior reporting periods.

Stock-Based Compensation

The LLC adopted an equity-based compensation plan, and issued units of limited liability company interests consisting of Class B Common Units, Class C Common Units, Class D Common Units, Class E Common Units, Class F Common Units, Class G Common Units, and Class H Common Units pursuant to such plan. The units are limited liability company interests and are available for issuance to our employees and members of the Board of Directors for incentive purposes. Compensation expense is recorded for these awards based on the estimated fair value on the grant date. Compensation expense reflects an estimate of the number of awards expected to vest and is recognized on a straight-line basis over the requisite service period or at the time it is probable that certain performance conditions will be met.

For purposes of determining the estimated fair value of these grants, which were issued prior to the IPO, management valued the business enterprise using a variety of widely accepted valuation techniques which considered a number of factors such as our financial performance, the values of comparable companies and the lack of marketability of our equity. We then used the option pricing method to determine the fair value of these units at the time of grant. Significant assumptions included the expected term in which the units will be realized; a risk-free interest rate equal to the U.S. federal treasury bond rate consistent with the term assumption; expected dividend yield, for which there is none; and expected volatility based on the historical data of equity instruments of comparable companies. For Class B Common Units, Class C Common Units, Class D Common Units, Class E Common Units and Class F Common Units, the estimated fair value of the units, less an assumed forfeiture rate, is recognized in expense on a straight-line basis over the requisite service periods of the awards. We use the historical forfeiture patterns to determine the forfeiture rate. The Class G Common Units vest upon a liquidity event and/or upon the occurrence of certain investment return conditions. The Class H Common Units vest upon the earlier to occur of a sale of the Company or the achievement of a multiple of investment return threshold by Vestar and its affiliates. At the time these events are determined to be probable, compensation expense will then be recognized in its entirety. During fiscal 2014, the Class G Units fully vested as a result of the completion of the IPO on September 22, 2014. As a result, the company recognized $0.6 million of expense in fiscal 2014. As of June 30, 2015, the achievement of the vesting conditions for the Class H Common Units was not determined to be probable; therefore, no expense was recognized.

In connection with this offering, each holder of vested units of the LLC will receive shares of our common stock in the Distribution. The unvested Class F Units and the unvested Class H Units are expected to vest in connection with the Distribution and this offering which will result in the recognition of $0.2 million of expense and $10.3 million of expense, respectively. Although this non-cash expense will impact our financial results, including per share results, the vesting of these awards does not impact the number of shares outstanding as it only reflects a reallocation of economic value among Vestar and the management investors in the LLC.

In fiscal 2014, the Company adopted an equity-based compensation plan and issued stock-based awards including non-qualified stock options and restricted stock units. The Company recognizes the fair value of stock-based compensation expense over the requisite service period of the individual grantee, which equals the vesting period. The Company is required to estimate future forfeitures of stock-based awards for recognition of compensation expense. The Company will record additional expense if the actual forfeitures are lower than estimated and will record a recovery of prior recognized expense if the actual forfeitures are higher than estimated. The actual expense recognized over the vesting period will only be for those awards that vest.

The fair value of each award granted was estimated on the grant date using the Black-Scholes valuation model. Significant assumptions include the expected term in which the awards will be realized; a risk-free interest rate equal to the U.S. federal treasury bond rate consistent with the term assumption; expected dividend yield, for which there is none; and expected volatility. The Company has estimated volatility for the awards granted based on the historical volatility for a group of companies believed to be a representative peer group, selected based on industry and market capitalization, due to lack of sufficient historical publicly traded prices of our own common stock. The fair value of the stock options and restricted stock awards on the date of grant, less an assumed forfeiture rate of 9.3% for employee grants, will be recognized as expense in the Company’s consolidated financial statements on a straight-line basis over the requisite service periods of the awards. The Company does not have a history with these types of awards, and as such, the historical forfeiture rate of the Unit Plan was used as the basis for determining the assumed forfeiture rate. The Company has not applied a forfeiture rate to the restricted awards granted to the Board of Directors as the awards vest 100% on the first anniversary of the grant date.

Derivative Financial Instruments

We report derivative financial instruments on the balance sheet at fair value and establish criteria for designation and effectiveness of hedging relationships. Changes in the fair value of derivatives are recorded each period in current operations or in the consolidated statements of comprehensive income (loss) depending upon whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

We, from time to time, enter into interest rate swap agreements to hedge against variability in cash flows resulting from fluctuations in the benchmark interest rate, which is LIBOR, on our debt. These agreements involve the exchange of variable interest rates for fixed interest rates over the life of the swap agreement without an exchange of the notional amount upon which the payments are based. On a quarterly basis, the differential to be received or paid as interest rates change is accrued and recognized as an adjustment to interest expense in the accompanying consolidated statement of operations. In addition, on a quarterly basis the mark to market valuation is recorded as an adjustment to gain (loss) on derivative within the consolidated statements of comprehensive income (loss). The related amount receivable from or payable to counterparties is included as an asset or liability, respectively, in our consolidated balance sheets.

The fair value of the swap arrangements are determined based on pricing models and independent formulas using current assumptions that include swap terms, interest rates and forward LIBOR curves and our credit risk.

On January 20, 2015, NMHI entered into two interest rate swap agreements in an aggregate notional amount of $375.0 million in order to reduce the variability of cash flows of our variable rate debt. We entered into these interest rate swaps to hedge the risk of changes in the floating rate of interest on borrowings under the term loan.

Under the terms of the swaps, we receive from the counterparty a quarterly payment based on a rate equal to the greater of 3-month LIBOR or 1.00% per annum, and we make payments to the counterparty based on a fixed rate of 1.795% per annum, in each case on the notional amount of $375.0 million, settled on a net payment basis. The swap agreements expire on March 31, 2020.

Accruals for Self-Insurance

We maintain employment practices liability, professional and general liability, workers’ compensation, automobile liability and health insurance with policies that include self-insured retentions. Employment practices liability is fully self-insured. We record expenses related to claims on an incurred basis, which includes estimates of fully developed losses for both reported and unreported claims. The accruals for the health, workers’ compensation, automobile, employment practices liability and professional and general liability programs are based on analyses performed internally by management and for certain balances, take into account reports by independent third party actuaries.

We regularly analyze our reserves for incurred but not reported claims and for reported but not paid claims related to our self-insured retentions and fully self-insured programs. We believe our reserves are adequate. However, significant judgment is involved in assessing these reserves, such as assessing historical paid claims, average lags between the claims’ incurred date, reported dates and paid dates and the frequency and severity of claims. There may be differences between actual settlement amounts and recorded reserves and any resulting adjustments are included in expense once a probable amount is known. Any significant increase in the number of claims or costs associated with claims made under these programs above our reserves could have a material adverse effect on our financial results.

Legal Contingencies

We are regularly involved in litigation and regulatory proceedings in the operation of our business. We reserve for costs related to contingencies when a loss is probable and the amount is reasonably estimable. While we believe our provision for legal contingencies is adequate, the outcome of our legal proceedings is difficult to predict, and we may settle legal claims or be subject to judgments for amounts that differ from our estimates. In addition, legal contingencies could have a material adverse impact on our results of operations in any given future reporting period. See “Risk Factors” and “Business—Legal Proceedings” for additional information.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to changes in interest rates as a result of our outstanding variable rate debt. The variable rate debt outstanding relates to the term loan and the senior revolver, which bears interest at (i) a rate equal to the greater of (a) the prime rate, (b) the federal funds rate plus 1/2 of 1% and (c) the Eurodollar rate for an interest period of one-month beginning on such day plus 100 basis points plus 2.25%; or (ii) the Eurodollar rate (subject to a LIBOR floor of 1.00%), plus 3.25%, at our option. A 1% increase in the interest rate on our floating rate debt as of June 30, 2015 would have increased cash interest expense on the floating rate debt by approximately $6.6 million per annum, without giving effect to the interest rate swap agreement discussed below.

To reduce the interest rate exposure related to our variable debt, NMHI entered into two interest rate swaps in an aggregate notional amount of $375.0 million, effective on January 20, 2015. Under the terms of the swap, we receive from the counterparty a quarterly payment based on a rate equal to the greater of 3-month LIBOR or 1.00% per annum, and we make payments to the counterparty based on a fixed rate of 1.795% per annum, in each case on the notional amount of $375.0 million, settled on a net payment basis.

BUSINESS

Company Overview

We are the leading national provider of home- and community-based health and human services to must-serve individuals with intellectual, developmental, physical or behavioral disabilities and other special needs. These populations are large, growing and increasingly being served in home- and community-based settings such as those we provide. Our clinicians and caregivers develop customized service plans, delivered in non-institutional settings, designed to address a broad range of often life-long conditions and to enable those we serve to thrive in less-restrictive settings. We believe we offer a powerful value proposition to government and non-public payors, referral sources and individuals and families by providing innovative, high-quality and cost-effective services that enable greater client independence, skill building and community involvement.

Since our founding in 1980, we have been a pioneer in the movement to provide home- and community-based services for people who would otherwise be institutionalized. During our 35-year history, we have evolved from a single residential program serving at-risk youth to a diversified national network providing an array of high-quality services and care in large, growing and highly-fragmented markets. While we have the capabilities to serve individuals with a wide variety of special needs and disabilities, the current principal focus of our business is on the provision of services to individuals with intellectual and/or developmental disabilities, individuals with catastrophic injuries and illnesses, particularly acquired brain injury, youth with emotional, behavioral and/or medically complex challenges, or at-risk youth and elders. As of June 30, 2015, we operated in 35 states, serving approximately 12,400 clients in residential settings and more than 17,800 clients in non-residential settings. We have a diverse group of hundreds of public payors which fund our services with a combination of federal, state and local funding, as well as an increasing number of non-public payors related to our services for ABI and other catastrophic injuries and illnesses.

Our core strength is providing a continuum of residential, day and vocational programs, and periodic services to support diverse populations with disabilities and special needs. We currently offer our services through a variety of models, including (i) neighborhood group homes, most of which are residences for six or fewer individuals, (ii) host homes, or the “Mentor” model, in which a client lives in the private home of a licensed caregiver, (iii) in-home settings, within which we support clients’ independent living or provide therapeutic services, (iv) specialized community facilities to support individuals with more complex medical, physical and behavioral challenges, and (v) non-residential care, consisting primarily of day and vocational programs and periodic services that are provided outside the client’s home. As of June 30, 2015, our services were provided by over 22,000 full-time equivalent employees, as well as approximately 4,900 independently-contracted host home caregivers.

The following table presents an overview of our two reportable segments:

Segment:	Human Services			Post-Acute Specialty Rehabilitation Services
Populations Served:	I/DD: Individuals with intellectual and/or developmental disabilities	ARY: Youth with emotional, behavioral and/or medically complex challenges	ADH: Elders in need of day health services to support their independence	ABI: Individuals who have sustained brain, spinal cord and other catastrophic injuries and illnesses

Core Services:	• Residential support • Day habilitation • Vocational services • Case management • Crisis intervention • Hourly support	• Therapeutic foster care • Family preservation • Adoption services • Early intervention • School-based services • Juvenile offender programs	• Case management • Nursing oversight • Medication management • Nutrition • Daily living assistance • Transportation • Therapeutic services	• Neurorehabilitation • Neurobehavioral rehabilitation • Specialized nursing • Physical, occupational and speech therapies • Supported living • Outpatient treatment • Pre-vocational services

Payors / Referral Sources	• State governments • County governments • Managed care organizations		• State governments • Managed care organizations	• Commercial insurers • Workers compensation companies • Veterans Health Administration • Managed care organizations • State governments • County governments

Number of Individuals Served	~17,000	~5,500(1)	~1,400	~1,700

Number of States	22	8(1)	1	26

Market Size	$61.5 billion in 2013(2)	$28.2 billion in state fiscal year 2012(3)	$6.2 billion in 2010(4)	$10 billion spent annually(5)

Net Revenue (Fiscal 2014)	$826.8 million (66% of total)	$197.8 million (16% of total)	$1.0 million (less than 1% of total)(6)	$230.2 million (18% of total)

(1)	In June 2015, we decided to discontinue ARY services in the states of Florida, Indiana, Louisiana, North Carolina and Texas. The number of states presented in this table gives effect to the discontinuation of ARY services in these five states, which we expect to be complete during the first quarter of fiscal 2016.

(2)	Based on data from the Braddock Report.
(3)	Based on data from Child Trends.
(4)	Based on data from IBISWorld estimated for spending on ADH in 2010.
(5)	Based on data from the CDC.
(6)	Represents net revenue from September 8, 2014, the date we acquired Mass Adult Day Health Alliance, to September 30, 2014, our fiscal year end.

For fiscal 2014 and the nine months ended June 30, 2015, we generated net revenue of $1,256 million and $1,016 million, respectively. Over the last three fiscal years ended September 30, 2014, we grew our annual revenue 20%, or $207 million, 65% of which was from organic growth and 35% of which was through acquisitions. In each of these years our revenue growth has accelerated, driven in large part by a rapid expansion in organic growth resulting from our investment in our de novo, or “new start,” programs. We believe that our new start investments, coupled with new opportunities to expand our services in existing and new markets, as well as our substantial acquisition pipeline, have positioned us for continued strong growth.

Our Industry

We provide home- and community-based services to large populations of individuals with intellectual, developmental, physical or behavioral disabilities and other special needs. These populations are must-serve due to the nature of their disabilities, which in many cases are life-long and irreversible, or their status as children, adolescents or elders. Within the broader health and human services market, we currently serve four primary populations:

•	I/DD. Based on reports prepared by Dr. David Braddock, public spending on I/DD services was estimated to be $61.5 billion in 2013, of which approximately 81% was spent to provide services in community settings of six or fewer beds, our target market, and for other non-institutional services, including supported living, supported employment and family assistance. In 2013, there were approximately 5.0 million individuals with an intellectual or developmental disability across the nation. Over the past two decades, the delivery of services to the I/DD population in supervised residential settings has grown significantly and, at the same time, there has been a shift from institutional settings to home- and community-based settings.

•	ABI. The market for post-acute care and rehabilitation for individuals with ABI, the largest of these populations, is approximately $10 billion annually, according to the Centers for Disease Control and Prevention (the “CDC”). According to the Brain Injury Association of America (“BIAA”), more than 3.5 million children and adults sustain a brain injury each year, many of which result in complex, life-long medical and/or behavioral issues that require specialized care. Approximately 5.3 million individuals in the United States are living with permanent disability as a result of an ABI. Many of these individuals are currently served in costly and often medically inappropriate care settings such as long-term acute care facilities and nursing homes. We expect that there will be a continuing shift in care delivery to more appropriate community-based settings such as those that we offer.

•	ARY. According to reports published by the organization Child Trends, an estimated $28.2 billion was spent in state fiscal year 2012 on child welfare, including spending for residential and non-residential family support services such as those that we offer. Approximately 3.4 million referrals for abuse or neglect, which involved an estimated 6.3 million children, were investigated or assessed in the United States in federal fiscal year 2012. An estimated 638,000 children and adolescents were served by the foster care system in the same fiscal year. According to the Federal Department of Health and Human Services AFCARS data, there were more than 402,000 children and adolescents in foster care as of September 30, 2013. Of those individuals, approximately 200,000 are living in non-relative foster family homes, which includes the therapeutic foster care market, the primary market for our residential ARY services. Furthermore, over the last decade state and local agencies have increasingly favored innovative solutions that provide at-risk youth and families with periodic support services to promote and preserve successful family environments.

•	ADH. The ADH portion of the elder services market is an estimated $6.2 billion based on IBISWorld estimates for spending in 2010. IBISWorld forecasts growth to be at an annualized rate for ADH of 7% with revenue for this industry projected to reach $8.7 billion in 2018. We believe that there will be a growing demand for ADH services for several reasons, including that the population of adults 65 years of age and older is a growing demographic. According to the United States Census Bureau (“Census Bureau”), the population of individuals age 65 and older will reach 83.7 million by 2050, almost double the estimated population of 43.1 million in 2012. Moreover, states are increasingly looking for alternatives to more expensive models of home-based, residential and institutional care. The ADH market, like other markets in which we operate, is highly fragmented with opportunities for consolidation.

Industry Trends

We believe we are well positioned to benefit from a number of favorable trends in our industry:

There are large and growing must-serve populations for our services

The markets we serve are growing as a result of changing demographics, shifts in public policy, consumer awareness and increased focus on cost-effectiveness.

There is an expanding population of individuals with I/DD eligible for residential and other support services. This growth has been driven by a number of factors, including the following:

•	Longer lifespan. Increasingly, individuals with I/DD are living longer lives, with life expectancy climbing from 59 years in the 1970s to 66 years in 1993, the most recent year for which data is available. As these individuals increasingly live longer lives, they require additional care and in many cases outlive the ability to live independently or with family caregivers.

•	Aging caregivers. In 2013, approximately 71% of individuals with I/DD, or 3.5 million individuals, lived with family caregivers, including more than 863,000 with family caregivers aged 60 years or older. As these family caregivers age and become less capable of providing continuous care, we expect they will increasingly seek out-of-home or supported living arrangements, such as those we provide, for their relatives with disabilities.

•	Waiting lists. There is a significant unmet need for residential services for individuals with I/DD. Many states maintain waiting lists for individuals seeking placements for these services. Nationwide, as of 2012, there were an estimated 110,000 individuals with I/DD waiting for residential services, including approximately 77,000 on formal waiting lists in 31 states. There are legislative, advocacy and litigation efforts currently under way in many states to reduce waiting lists and provide additional access to residential services, which we believe will continue to drive additional demand for services such as those we provide.

•	De-institutionalization. As of 2013, there were approximately 73,600 individuals with I/DD residing in institutions with 16 or more beds, including nearly 25,000 in public institutions. At the federal and state levels, policy changes, legal decisions and cost containment efforts are driving a continuing trend of de-institutionalization for the treatment of individuals with disabilities and special needs. Several states are currently in the process of downsizing or closing I/DD institutions, including California, Georgia, New Jersey and Ohio.

The market for ABI services is growing due to several factors, including:

•	Advances in medical care. Advances in emergency care and medical technology are increasing the survival rate and extending the life span of those who suffer a catastrophic injury. This has served to both expand the overall population of these individuals and to place increased responsibility on payors and government agencies to seek cost-effective care.

•	Increasing public awareness. Increases in public awareness of the causes and potential complications of brain injury are driving an increased focus on the diagnosis and proper treatment of these injuries. In particular, the conflicts in Afghanistan and Iraq, where traumatic brain injury has been one of the signature wounds for our military, as well as significant research and media coverage related to the incidence of brain injury in contact sports, especially professional football, have contributed to this increased awareness. As a result, emergency room visits for traumatic brain injury increased by approximately 30% from 2006 to 2010, an eight times increase compared with the growth in emergency room visits generally.

•	Increasing demand for specialized care. Patients, families and payors are increasingly seeking specialized care provided in ABI-specific community-based settings such as those that we offer. There are tens of thousands of individuals with brain injuries currently in nursing facilities. We believe many of these patients, particularly younger individuals, would be better served in community-based rehabilitative programs, as evidenced and supported by growing advocacy, changes in public policy and legal precedents supporting their transition to specialized care settings.

•	Increasing funding for community-based settings. Both the public and private sectors finance post-acute services for individuals with ABI. We believe that payors are increasingly seeking to serve patients in more cost-effective and appropriate community-based settings. For example, in recent years the increase in state ABI waiver programs that provide easier access to Medicaid funds has expanded the number of individuals who can afford ABI services. According to CMS, the compound annual growth rate of individuals with ABI eligible to receive Medicaid funds pursuant to 1915(c) waivers was 15.8% from 2006 to 2011.

We believe the ARY population is growing, along with the demand for many of the services we offer. Specific trends impacting the ARY population include:

•	Shifting demographics of children. An increasing number of children are living in poverty in the United States. According to the Children’s Defense Fund, the number of children living below the poverty line increased by more than 4.5 million from 2000 to 2012, and 2.75 million more children were categorized as poor in 2012 than before the economic downturn began in 2007. In addition, the number of children in single-parent families increased from 22.7 million in 2008 to 24.7 million in 2012, or an increase of approximately 9%. We believe these children are more likely to require the residential and periodic services offered through our ARY segment as their caregivers face greater demands.

•	Stabilization of the foster care population. The number of children in foster care reached a peak of 567,000 in 1999 and declined to approximately 402,000 as of September 30, 2013. The decline in the population was driven by several factors causing a shift in care delivery, but we believe the full impact of those factors has already been experienced. The population has stabilized, evidenced by the fact the number of children in foster care has been approximately 400,000 from 2010 to 2013.

•	Growing demand for periodic services. In an effort to prevent children and adolescents from requiring an out-of-home placement, public child welfare agencies have for several years been emphasizing periodic support services to strengthen families at-risk.

The market for ADH services, which is a portion of the $75 billion elder services market, is growing based on a number of factors, including:

•	Aging population. According to the Census Bureau, the population aged 65 and over is projected to reach 83.7 million by 2050, almost double the estimated population of 43.1 million in 2012. By 2030, elders will account for approximately 20% of the population, representing an increase from 2013 when elders accounted for 14% of the population. The increase in the elder population is largely attributed to the aging “baby boomer” generation.

•	Increased life expectancy. The Census Bureau projects the average life expectancy for individuals born in 2050 will be 83.2 years, an increase of 4.7 years from individuals born in 2012. In addition, individuals 85 years of age in 2050 can expect to live for approximately another 7.7 years.

•	Growing need for services and supports. As the average life expectancy continues to rise, so does the number of individuals over 65 with two or more chronic diseases. The CDC reports that from 1999 to 2009, the percentage of adults over 64 years of age with two or more diagnoses of chronic disease increased from 37.2% to 45.3%. Chronic diseases, such as heart disease, emphysema, cancer, kidney disease and hypertension, can impair an individual’s functional and cognitive abilities, thus impacting his or her ability to live independently. Non-residential Long-Term Services and Supports (“LTSS”), which include ADH services, serve as alternatives to restrictive and more costly settings such as nursing homes, and the demand for LTSS is expected to continue growing.

Clients, caregivers and payors are increasingly recognizing the value of home- and community-based services

We believe home- and community-based services are strongly preferred by clients and their caregivers. The less restrictive settings provide greater control over care delivery, support patient quality of life and independence, and facilitate stronger bonds between those we serve and their caregivers. Additionally, consumers are becoming increasingly aware of the full spectrum of services available in the market, and we believe they will continue to demand the type of tailored and cost-effective community-based care we offer.

Furthermore, we believe that in our target markets, both public and non-public payors will increasingly emphasize and fund community-based services that offer comprehensive care across the continuum at a better relative value. We believe tailored solutions and ongoing support, such as the services we provide, offer better overall outcomes for the populations we serve. For most of our patient populations, our customized service plans cost less than care plans in large-scale institutional settings. Home- and community-based services are also preferred as a clinically appropriate and less expensive “step-down” alternative for individuals who no longer require care in more expensive acute care settings.

Funding for home- and community-based services is expanding

We believe funding for home- and community-based services is expanding for a variety of reasons, including the must-serve nature of our population, and legislation, legal precedents and advocacy efforts supporting the individuals we serve.

Human services, including services for the I/DD and ARY populations, are generally funded by government programs, predominantly Medicaid, while ABI services are funded by a mix of government programs and private insurance. These programs are often administered on a state-wide level and, in selected states, decisions regarding funding for individual clients and programs occur at the county level, resulting in a large and diverse payor base. State governments are financially incentivized to continue funding services in our core markets because states receive matching federal funds for state expenditures. As a result of these factors, our rates have remained stable, with some rate contraction in 2009 through 2011 following the economic downturn and modest expansion starting in 2012. We believe improving state budgets resulting from a recovering economic environment will further drive growth in funding.

The individuals we serve are faced with significant challenges in everyday life, and require outside care and support to reach independence and successfully integrate within their communities. Funding for this support is established by legislation and legal precedents, and driven by strong advocacy groups. For example, funding for services in our I/DD segment is supported by the Olmstead decision by the U.S. Supreme Court in 1999, which held that, under the Americans with Disabilities Act of 1990 (“ADA”), state governments are required to support persons with I/DD in the least restrictive setting that is medically appropriate. The U.S. Department of Justice (“DOJ”) has significantly intensified Olmstead enforcement actions in recent years, most notably in a 2010 settlement with the state of Georgia under which the state agreed to a five-year plan to fund residential waiver services for 1,150 people with I/DD living in state institutions or waiting for residential services. For example, in 2011, the DOJ issued findings against Virginia for non-compliance with the ADA due to the number of people still living in the Central Virginia Training Center and other institutions. As a result, the state agreed to create developmental disabilities waivers for approximately 4,200 people who were on waitlists and people transitioning to the community over a ten year period. Prompted by the Olmstead decision, policy makers, civil rights lawyers, social workers and advocacy groups are driving states to offer individuals with I/DD and other disabilities the option to live and receive services in home- and community-based settings.

The health and human services markets we serve are highly fragmented, and we expect continued consolidation of the numerous local and regional providers who lack our scale and resources

The markets we serve are highly fragmented, with only a limited number of national providers of significant scale. For example, within the I/DD market the two leading national providers only account for less than 5% of services by revenue, with the remaining services provided primarily by smaller, local providers. We believe as payors and other stakeholders increasingly look to evidence-informed services and evidence-based outcomes, the demand will increase for more sophisticated reporting, quality, billing and clinical outcomes data, which require complex and robust administrative and IT systems. Small providers often lack the resources to implement and the scale to leverage these systems. We also believe that payors are increasingly seeking to contract with larger providers that can offer a more comprehensive suite of services across a continuum of care, deliver consistent quality of care and act quickly to establish new programs for populations in need of service. As a result of these trends, we believe our industry will continue to consolidate and larger, well-capitalized providers will be well positioned to benefit from this consolidation.

Competitive Strengths

We believe our scale, broad range of services, high-quality reputation and longstanding relationships with a diverse group of referral services and payors have made us the leading provider of home- and community-based health and human services in the markets we serve. The current healthcare environment that demands better access to high-quality care at a lower cost, improved patient experience and continuous clinical improvement and administrative efficiency aligns well with our competitive strengths.

The Leading Provider of Home- and Community-Based Health and Human Services in the United States

Since our founding in 1980, our company has evolved to become the largest provider of home- and community-based health and human services in the markets we serve. As of June 30, 2015, we provided services to approximately 12,400 clients in residential settings and more than 17,800 clients in non-residential settings across 35 states, which are home to approximately 84% of the U.S. population. Our national scale and breadth of service offerings provide us with significant competitive advantages:

•	Responsiveness: Our scale enables us to deliver a broad range of highly customized services across a continuum of care with a greater level of responsiveness than many of our regional or local service competitors. We have the knowledge, financial resources and relationships to anticipate and rapidly respond to customer needs and market opportunities, positioning us well to capture new business.

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Clinical Expertise: Given our extensive national network of clinicians and the wide variety of service models we use, we have developed a broad range of clinical expertise to address a range of disabilities and special needs. We leverage clinical best practices from across our network to expand into new markets and initiate new service lines and programs to address the needs of our payors, our clients and their caregivers. For example, to promote excellence in our ARY service line, we recently created a

Children and Family Services Center of Excellence composed of child welfare experts who are focused on enhancing training programs, supporting adherence to clinical models and measuring outcomes for all ARY programs. We believe our ability to serve individuals with the most complex physical and behavioral challenges distinguishes us from many of our competitors.

•	Infrastructure: Unlike smaller competitors that lack our scale and resources, we have developed a robust infrastructure, including functions such as quality assurance, compliance, risk management, information technology, human resources, billing and financial management, that we leverage across our care-delivery network. This infrastructure enables our operations to focus on efficiently delivering consistent, high-quality care and enables us to respond to the increasing compliance, regulatory and fiscal requirements of payors.

Powerful Value Proposition

We believe we offer a powerful value proposition to our payors, our clients and their caregivers through our ability to design customized service plans to meet the unique needs of our clients in cost-effective settings. We specialize in adapting our service offerings to a wide range of intensities of care and other client requirements. Through our customized service plans we believe we are able to deliver better outcomes, more community integration and a better quality of life for the individuals we serve. We deliver our services in appropriate non-institutional settings, enabling us to provide significant cost savings for our payors while maintaining high quality standards.

Our recent strategic focus in California highlights the powerful value proposition we offer. Through the recent economic downturn, the state of California faced unprecedented fiscal distress, with a budget deficit at one point of approximately $42 billion. As a result, state and local payors were receptive to innovative care models to achieve cost savings. Over a four-year period from fiscal year 2010 to fiscal year 2014, we worked with state and local regulators to create innovative solutions, and despite the economic downturn, we were able to grow our net revenue in California at a compound annual growth rate of 8.5% during that period. Our strategic response was to:

•	Aggressively market our Family Home Agency (“FHA”) host home model, which was underutilized in California. Payors have embraced this model, which allows individuals with I/DD to live with host home families at a significantly lower cost to payors. This effort increased FHA census by approximately 64% to 742 in the last five years.

•	Deploy a new model for adult residential care to accommodate the transition of individuals with I/DD and intensive medical needs from public institutions to community-based settings, resulting in substantial cost savings for our payors.

•	Significantly expand day and vocational programming. For example, we launched a new College to Career program aimed at helping young adults with developmental disabilities succeed in college and reducing their dependency on government services.

Proven Ability to Make Acquisitions at Attractive Valuations

We believe our scale, in-depth industry knowledge, payor relationships, reputation for quality and operational expertise strategically position us as a preferred acquirer, with an ability to efficiently and opportunistically deploy capital. We are the only company with a national platform dedicated to serving each of the I/DD, ABI, ARY and ADH populations. This positions us as a prime exit option for small providers in these highly-fragmented markets. We believe we appeal to small providers looking to ensure their clients and businesses are well cared for following a sale.

We have completed 50 acquisitions at an aggregate purchase price of approximately $211.2 million from the beginning of fiscal 2009 through June 30, 2015. The majority of the acquisitions we make are small and of a

“tuck-in” nature, although we have completed more transformative acquisitions, including REM, Inc. in 2003, CareMeridian, LLC in 2006 and Mass Adult Day Health Alliance in 2014. We have a demonstrated history of both in-market acquisitions and acquisitions that expand market segments.

Unique First Mover Advantage in SRS

Through our history of acquisitions and new starts, we now serve over 1,600 individuals in 26 states in our SRS segment. We are the only provider with a national platform dedicated to providing post-acute care for individuals with brain injuries or other catastrophic injuries and illnesses, and thus we believe we are the leader serving this market. Through our NeuroRestorative and CareMeridian business units, we offer solutions to SRS clients across the continuum of care, from post-acute care and neurorehabilitation to day treatment and supportive living services, that help individuals in their recovery and, in many cases, to regain independence. On this continuum of care, our CareMeridian business unit is focused on the more medically-intensive post-acute care services, including specialty rehabilitation and specialized nursing services, and our NeuroRestorative business unit is focused on rehabilitation and transitional living services, including neurorehabilitation, neurobehavioral, transitional living, supported living and outpatient services. Our experience in SRS enables us to deliver high-quality specialized care and offer significant cost savings for payors, leading to an expanding pipeline of referrals. Our quality of care and outcomes, along with limited competition of scale in the underserved SRS market, position us to capitalize on this opportunity and benefit from its rapid growth.

Stable Cash Flows Fund Growth Opportunities

Our highly-diverse group of payors and the must-serve populations we support have insulated our revenue streams from significant and widespread rate reductions. This, coupled with our modest capital expenditures and working capital needs, has helped us deliver stable cash flows through periods of economic recession and prosperity. We have utilized our stable cash flows to invest in new growth opportunities and fuel the expansion of our services.

Proven Management Team with a Track Record of Performance

Our management team, having served previously as policy makers, fiscal managers and service providers, has extensive public and private sector experience in health and human services. Our management team has a history of identifying market opportunities and providing creative solutions to states and payors, as demonstrated by the continued growth of I/DD services and identification of the growth opportunity in our ABI services. Our executive officers have been with us for an average of 15 years and average approximately 24 years in the human services industry. Our management team has demonstrated the ability and experience to ensure the delivery of high quality services to clients, pursue and integrate numerous acquisitions, manage critical human resources, develop and maintain robust IT and financial systems, mitigate risk in the business and oversee our significant growth and expansion.

Our Business Strategy

We believe the market opportunity for home- and community-based health and human services that increase client independence and participation in community life while reducing costs will continue to grow. We intend to continue leveraging our strengths to capitalize on this trend, both in existing markets and in new markets where we believe significant opportunities exist. The primary aspects of our strategy include the following:

Leverage our Core Competencies to Drive Organic Growth

We expect to capture the embedded growth opportunities resulting from recent organic growth initiatives and leverage our core competencies to further expand our presence in markets we currently serve and to further expand our geographic footprint in our existing service lines. During our 35-year history, we have developed and refined a core set of competencies through our experience developing customized service plans for complex cases and supporting our operations with expertise in areas such as risk management, compliance and quality assurance.

Continue to Invest in our New Start Programs

A key driver of growth has been our new start programs that have historically generated attractive returns on our investments. Our demonstrated ability to quickly launch new start programs positions us well to meet new sources of market demand. New starts, which typically turn profitable within 18-24 months, require modest investments, consisting of operating losses and capital expenditures. Our investment of approximately $8.1 million in new starts between fiscal 2007 and fiscal 2010 generated net revenues and operating income of approximately $70.7 million and $16.5 million, respectively, in fiscal 2014. We have made a number of recent investments that we believe will continue to drive near term growth as they reach maturity. In 2011, we dramatically increased our level of new start investment, expanding it from an average of $3.1 million in fiscal 2009 and fiscal 2010 to an average of more than $7.5 million in fiscal 2013 and fiscal 2014. We intend to continue to aggressively pursue new start opportunities with attractive rates of return.

Pursue Opportunistic Acquisitions

As a leading provider in our markets with national scale and a proven track record of quality care, we are well positioned as an acquiror of choice for small operators in a highly-fragmented industry. This dynamic leads to a number of attractive tuck-in acquisition opportunities that can drive returns and create stockholder value. We continue to maintain a robust acquisition pipeline and deploy capital in a disciplined and opportunistic manner to pursue acquisitions.

We intend to continue to pursue acquisitions that are consistent with our mission and complement our existing operations. We have invested in a team dedicated to mergers and acquisitions, as well as the infrastructure and formalized processes to enable us to pursue acquisition opportunities and to integrate them into our business. We monitor the market nationally for businesses that we can acquire at attractive prices and efficiently integrate with our existing operations. From the beginning of fiscal 2009 through June 30, 2015, we have successfully acquired 50 companies, at an aggregate purchase price of approximately $211.2 million.

Expand our SRS Platform

We intend to leverage our unique scale and leadership position to continue to expand our SRS platform through continued organic growth in new and existing markets, as well as through opportunistic acquisitions. We are the only provider with a national platform dedicated to providing post-acute care for individuals with brain injuries or other catastrophic injuries and illnesses, and thus we believe we are the leader serving this market. We have more than doubled the size and contribution of our SRS segment since fiscal 2009, achieving a 19% compound annual growth rate in net revenue over that period. Furthermore, our SRS business is funded by a highly attractive payor mix, with 53% of net revenues in fiscal 2014 derived from commercial insurers and other private entities.

Pursue Opportunities in Adjacent Markets and Complementary Service Lines that Diversify our Service Offerings

We have a proven track record of developing new service areas, as evidenced by the growth of our SRS segment. We believe our reputation and credibility in existing markets and service lines will facilitate our entry into adjacent markets, particularly the $6.2 billion market for ADH services, which we entered in 2014 with the acquisition of the Mass Adult Day Health Alliance. Since completing this acquisition, we have opened two additional ADH centers in Massachusetts and are evaluating opportunities to expand this service both organically and through potential acquisitions in Massachusetts and several other states. We may also explore strategic acquisitions to enhance our ability to pursue adjacent markets. We intend to leverage our core competencies and relationships with state agencies to pursue opportunities in adjacent markets, including potentially those serving youth with autism and individuals with mental health issues, and the market we recently entered serving elders. In the future, we may explore additional opportunities to leverage our periodic, day and residential services models to support individuals in the broader elder care market as well as other adjacent markets, such as those serving youth with autism and individuals with mental health issues.

Customers and Contracts

Our customers, that pay us to provide services to our clients, are governmental agencies, non-public payors and not-for-profit organizations. Our I/DD and ARY services, as well as a significant portion of our SRS services, are delivered pursuant to contracts with various governmental agencies, such as state departments of developmental disabilities, juvenile justice, child welfare and the Federal Veterans Health Administration. Such contracts may be issued at the county or state level, depending upon the structure of the service system of the state in question. In addition, a majority of our SRS revenue is derived from contracts with commercial insurers, workers’ compensation carriers and other non-public payors.

In all of our service lines, the clients and/or the payors/referral sources (e.g., state agencies) select us as a provider and, although clients funded by Medicaid have the right to choose an alternative provider at any time, it has been our experience that our clients change providers infrequently. We believe that many of our clients develop close relationships with their direct care workers and our organization. Although a client may develop a close relationship with his or her direct care worker, it is our experience that if such direct care worker leaves our employment, clients rarely elect to switch providers based on such direct care worker’s departure. The length of stay of our clients varies widely based on their individual needs. For instance, in our SRS segment, a client’s care may be focused on rehabilitation, in which case we will provide services for several months, or, if a client suffered a catastrophic illness or accident, that client could remain in our care for the duration of that individual’s life, which could span years or decades. In our I/DD business, the length of stay is generally years, with many of our clients having used our services for decades. For our ARY clients, the length of treatment can vary widely but most often is for several months.

Contracts may cover a range of individuals such as all children referred for host home services in a county or a particular set of individuals who will share group living arrangements. Contracts are sometimes issued for specific individuals, where rates are individually determined based on need. Although our contracts generally have a stated term of one year and generally may be terminated without cause on 60 days’ notice, the contracts are typically renewed annually if we have complied with licensing, certification, program standards and other regulatory requirements. As a provider of record, we contractually obligate ourselves to adhere to the applicable federal and state regulations regarding the provision of services, the maintenance of records and submission of claims for reimbursement under Medicaid and other government programs. In addition, while we are not obligated to serve each individual that is referred to us, we make every effort to review referrals made and accept individuals who need our services.

During fiscal 2014 and 2013, revenue from our contracts with state and local governmental payors in the states of Minnesota, California, West Virginia, Florida and New Jersey, our five largest revenue-generating states, comprised 45% and 46% of our revenue, respectively. Revenue from our contracts with state and local governmental payors in the State of Minnesota, our largest state, accounted for 14% of our revenue in each of fiscal 2014 and 2013.

Training and Supporting Our Direct Service Professionals

We provide pre-service and in-service education to all of our direct service professionals and clinical and administrative staff, and we encourage staff to avail themselves of outside training opportunities whenever possible. Employees participate in orientation programs designed to increase their understanding of our mission, philosophy of service, and our Code of Conduct and compliance program. Our employees benefit from our library of training materials and an intranet site that facilitates the identification and exchange of expertise across all of our operations. We work to increase individual job satisfaction and retention of motivated and qualified employees.

We use equally rigorous methods to identify and contract with independent contractor providers (host home providers), whether in an adult host home or foster care environment. In addition to pre-service and in-service orientation to familiarize the host home providers to the specifics of our model and expectations, the contracted host home providers in our ARY business receive a detailed briefing tailored to the individualized needs of the individual or child placed in their home. Prior to any placements being made, we conduct a home study to evaluate the appropriateness of any placement and conduct interviews and criminal background checks on adult members residing in the host home provider household. The services provided by host home providers are evaluated for contractual compliance by our case manager or coordinator according to standards set by licensing and regulatory agencies as well as our own strict quality standards. While all host home providers can provide services independently and with minimal oversight, they have access to emergency telephone triage and on-site crisis intervention, when necessary. Host home providers also avail themselves of support groups, whether independent or offered at the program office.

Employees and Independent Contractors

As of June 30, 2015, we had approximately 22,000 full-time equivalent employees and approximately 4,900 independent contractors. Although our employees are generally not unionized, we have one business in New Jersey with approximately 24 employees who are represented by a labor union. We consider our employee relations to be good.

Sales/Business Development and Marketing

We market our services nationally as The MENTOR Network, a national network of local service providers. We operate under several brands across the country, predominantly under the REM and MENTOR brands in our Human Services segment and the NeuroRestorative and CareMeridian brands in our SRS segment.

The majority of our human services clients come to us through third-party referrals, and frequently our I/DD referrals come through recommendations to family members from state or local agencies. Since our operations depend heavily on these referrals, we seek to ensure that we provide high-quality services in all states in which we operate, allowing us to enhance our name recognition and maintain a positive reputation with state and local agencies.

Relationships with referral sources are cultivated and maintained at the local level by key operations managers and supported by an array of corporate supports including marketing communications, government relations and business development services to promote both new and existing product lines.

Our SRS sales activities are independently organized from those of our Human Services businesses. We have dedicated, geographically assigned clinical marketing and sales staff cultivating relationships with public and private payors, referral sources and directly with potential participants and their families. These regional teams are also supported by corporate resources as outlined above.

To further distinguish ourselves in both segments, we have established a comprehensive presence at both the national and local level through a robust online presence, including social media. Additionally, through our government relations and business development activities, we have successfully positioned ourselves to anticipate and meet the needs of our public partners.

Competition

I/DD

The I/DD market is highly fragmented, with both not-for-profit and for-profit providers ranging in size from small, local agencies to large, national organizations. We and the other leading national provider only account for less than 5% of services by revenue in the I/DD market. Although state and local governments continue to supply a small percentage of services, the majority of services are provided by the private sector. Not-for-profit organizations are also active in all states and range from small agencies serving a limited area with specific programs to multi-state organizations. Many of the not-for-profit companies are affiliated with advocacy groups such as community mental health and religious organizations.

SRS

We compete with local providers, both large and small, including hospitals, post-acute rehabilitation facilities, residential community-based facilities, day treatment centers and outpatient centers specializing in long-term catastrophic care and short-term rehabilitation. This market also includes several large national providers of general inpatient and outpatient rehabilitation services.

ARY

The at-risk youth market is extremely fragmented, with several thousand providers in the United States. Competitors include both not-for-profit and for profit local providers serving one particular geographic area to a single state, and, to a limited extent, multi-state providers.

ADH

The ADH market in the United States is highly fragmented, with approximately 3,700 providers operating 4,800 centers according to IBISWorld and the National Center on Health Statistics. The majority of providers are relatively small companies, and only 33% of these providers have two or more locations according to a 2010 MetLife study. In 2014, the National Center on Health Statistics reported that in 2012, for-profit providers served nearly one-half, or 47%, of the nearly 275,000 individuals who received this service.

Properties

Our principal executive office is located at 313 Congress Street, Boston, Massachusetts 02210. We operate a number of facilities and administrative offices throughout the United States. As of June 30, 2015, we owned 373 facilities and leased 1,526 facilities. We also provided services in homes owned by our Mentors. We also own three offices and lease 249 offices. We believe that our properties are adequate for our business as presently conducted and we believe we can meet requirements for additional space by exercising options on leases or by finding alternative space.

Regulatory Framework

We must comply with comprehensive government regulation of our business, including federal, state and local statutes, regulations and policies governing the licensing of services, the quality of service, the revenues received for services, and reimbursement for the cost of services. State and federal regulatory agencies have broad discretionary powers over the administration and enforcement of laws and regulations that govern our operations.

The following regulatory considerations are critical to our operations:

New federal regulation regarding “waivered” services. Individuals with disabilities or chronic illnesses who need certain levels of care may qualify for home- and community-based “waivered” services (“HCBS

Waiver”). The waiver program allows the states to furnish an array of home- and community-based services and avoid institutional care. On March 17, 2014, a newly promulgated federal regulation governing HCBS Waiver programs became effective. The rule establishes eligibility requirements for payment for Medicaid home and community-based services provided under the “waiver” program. Under the new rule, home- and community-based settings must be integrated in and support full access to the greater community, be selected by the individual from different setting options, ensure individual rights of privacy, and optimize autonomy and independence in making life choices. The rule includes additional requirements for provider-owned or controlled home and community-based residential settings, including that the individual has a lease or other legally enforceable agreement, and standards related to the individual’s privacy, control over schedule and visitors, and physical accessibility of the setting. At this juncture it is unclear how individual states will seek to implement this newly adopted regulation. The rule may present some implementation costs and challenges. Some of the broad requirements may conflict with individual recipient needs and/or precautions that we must undertake to assure individual services and safety. It is unclear how each state will seek to address this potential conflict. The impact and costs of implementation and compliance with this regulation are currently unknown. States have the option to request a variation or delay of compliance with the federal standards for as long as five (5) years from the effective date.

Funding. Federal and state funding for our services is subject to frequent statutory and regulatory changes, contracting and managed care initiatives, level of care assessments, court orders, rate setting and state budgetary considerations, all of which may materially increase or decrease reimbursement for our services. We actively participate in local and national legislative initiatives that seek to impact funding and regulation of our services. We derive revenues for our I/DD and ARY services and a significant portion of our SRS services from Medicaid programs.

Licensure and qualification to deliver service. We are required to comply with extensive licensing and regulatory requirements applicable to the services we deliver. These include requirements for participation in the Medicaid program, state and local contractual obligations, and requirements relating to individual rights, the credentialing of individual employees and contract Mentors (including background and Office of Inspector General checks), the quality of care delivered, the physical plant and facilitation of community participation. Compliance with state licensing requirements is a prerequisite for participation in government-sponsored public health care assistance programs, such as Medicaid. To qualify for reimbursement under Medicaid, facilities and programs are subject to various requirements imposed by federal and state authorities. We maintain a licensing database that tracks activity impacting licenses governing the provision of services.

In addition to Medicaid participation requirements, our facilities and services are subject to annual or semi-annual licensing and other regulatory requirements of state and local authorities. These requirements relate to the condition of the facilities, the quality and adequacy of personnel staff and service ratios and the quality of services provided. State licensing and other regulatory requirements vary by jurisdiction and are subject to change and local interpretation.

From time to time we receive notices from regulatory inspectors that, in their opinion, there are deficiencies resulting from a failure to comply with various regulatory requirements. We review such notices and take corrective action as appropriate. In most cases we and the reviewing agency agree upon the steps to be taken to address the deficiency and, from time to time, we or one or more of our subsidiaries may enter into agreements with regulatory agencies requiring us to take certain corrective action in order to maintain our licenses or certification. Serious or repeat deficiencies, or failure to comply with any regulatory agreements, may result in the assessment of fines or penalties, referral holds, payment suspensions and/or decertification or de-licensure actions by various federal or state regulatory agencies.

We deliver services and support under a number of different funding and program provisions. Our most significant sources of funding for our I/DD services are HCBS Waiver programs, Medicaid programs for which eligibility is based on a set of criteria typically disability or age) established by the state and approved by the federal government. There is no uniformity among states and/or regulations governing our delivery of waivered services to individuals. Each state where we deliver services operates under a plan submitted by the state to Centers for Medicare and Medicaid Services (“CMS”) which authorizes the state to use Medicaid funds in non-institutional settings using federal financial participation (“FFP”). Typically the state writes state specific regulations governing providers and services provided under the state waiver program. Consequently, there is no uniform method of describing or predicting the content or impact of regulations across states where we deliver HCBS Waiver services. In addition, our ICFs-IDD are governed by federal regulations, and may also be subject to individual state rules that vary widely in application and content. Federal regulations require that in order to maintain Medicaid certification as an ICF-IDD, the facility is subject to annual on-site survey (a federal rule and process implemented by state agencies), the results of which provide or deny the certification necessary to bill Medicaid for services in the facility. Failure to successfully pass this inspection and remedy all defects or conditions cited may result in a finding of immediate jeopardy or other serious sanction and, ultimately, may cause a loss of both certification and funding for that particular facility.

Similarly, child foster care and other children’s services are largely governed by individual state regulations which vary both in terms and regulatory content. Failure to comply with any state’s regulations requires remedial action on our part and a failure to adequately remedy the problem may result in provider or contract termination.

All states in which we operate have adopted laws or regulations which generally require that a state agency approve us as a provider, and many require a determination that a need exists prior to the admission of covered individuals or services. Provider licenses are not transferable. Consequently, should we intend to acquire, develop, expand or divest services in any state or to enter a new state, we may be required to undergo a rigorous licensing, transfer and approval process prior to conducting business or completing any transaction.

Similarly, some states have a formal Certificate of Need (“CON”) process, whereby the state health care authority must first determine that a service proposed is needed under the state health plan, prior to any service being licensed or applied for. The CON process varies by state and may be formal in design, encompassing any transfer, organizational change, capital improvements, divestitures or acquisitions. Formal processes may include public notice, opportunity for affected parties to request a hearing prior to the health care authority approving the project, as well as an opportunity for the state authority to deny the project. Other states have a less formal process for CON application and approval and may be limited to new or institutional projects. Very few states require CON approval for waivered services. Failure to comply with a state CON process may result in a prohibition on Medicaid billing and may subject the provider to fines, penalties, other civil sanctions or criminal penalties for the operators or owners of an unapproved health service.

Other regulatory matters. The Health Insurance Portability and Accountability Act of 1996, or “HIPAA,” as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH Act”), set national standards for the protection of health information created, maintained or transmitted by health providers. Under the law and regulations known collectively as the privacy and security rules, covered entities must implement standards to protect and guard against the misuse of individually identifiable health information, report breaches and undertake notification and remedial steps consistent with regulation.

Federal regulations issued pursuant to HIPAA and the HITECH ACT contain, among other measures, provisions that require organizations to implement significant and expensive computer systems, employee training programs and business procedures. Rules have been established to protect the integrity, security and distribution of electronic health and related financial information. Many states have also implemented extensive data privacy and security laws and regulations. Failure to timely implement or comply with HIPAA or other data privacy and security regulations may, under certain circumstances, trigger the imposition of civil or criminal penalties.

The federal False Claims Act imposes civil liability on individuals and entities that submit or cause to be submitted false or fraudulent claims for payment to the government. Violations of the False Claims Act may include treble damages and penalties of up to $11,000 per false or fraudulent claim. Similarly, retention of any overpayments may be regarded by the government as a false claim.

In addition to actions being brought by government officials under the False Claims Act, this statute and analogous state laws also allow a private individual with direct knowledge of fraud to bring a “whistleblower” claim on behalf of the government for violations. The whistleblower receives a statutory amount of up to 30% of the recovered amount from the government’s litigation proceeds if the litigation is successful or if the case is successfully settled. Recently, the number of whistleblower suits brought against healthcare providers has increased dramatically, and has included suits based (among other things) upon alleged violations of the Federal Anti-Kickback Law.

The Anti-Kickback Law prohibits kickbacks, rebates and any other forms of remuneration in return for referrals. Any remuneration, direct or indirect, offered, paid, solicited or received, in return for referrals of patients or business for which payment may be made in whole or in part under Medicaid, could be considered a violation of law. The language of the Anti-Kickback law also prohibits payments made to anyone to induce them to recommend purchasing, leasing, or ordering any goods, facility, service or item for which payment may be made in whole or in part by Medicaid. Criminal penalties under the Anti-Kickback Law include fines up to $25,000, imprisonment for up to 5 years, or both. In addition, acts constituting a violation of the Anti-Kickback Law may also lead to civil penalties, such as fines, assessments and exclusion from participation in the Medicaid program.

Additionally we must comply with local zoning and licensing ordinances and requirements. The Federal Fair Housing Amendments Act of 1988 protects the interests of the individuals we serve, prohibits local discriminatory ordinance practices and provides additional opportunities and accommodations for people with disabilities to live in their community of choice.

Federal regulations promulgated by the Occupational Safety and Health Administration (“OSHA”) require us to have safety plans for blood borne pathogens and other work place risks. At any point in time OSHA investigators may receive a complaint which requires on-site inspection and/or audit, the outcome of which may adversely affect our operations.

Periodically, new statutes and regulations are written and adopted that directly affect our business. It is often difficult to predict the impact a new regulation will have on our operations until we have taken steps to implement its requirements. For example, the Patient Protection and Affordable Care Act of 2010 provided a mandate for more vigorous and widespread enforcement and directed state Medicaid agencies to establish Recovery Audit Contractor (“RAC”) programs. RACs are private entities which will perform audits on a contingency fee basis, giving them an incentive to identify discrepancies in payments, from which they may be permitted to extrapolate disproportionately large penalties and fines. States were required to be in compliance by January 1, 2012 unless granted an extension. We have experienced only modest RAC auditing activity to date; however this remains a fairly new federal initiative and the ultimate impact remains unclear. Only the passage of time and our experience with enforcement and compliance will permit our assessment of the exact impact the new statute and regulations have on our business.

Similarly the HIPAA and HITECH Regulations increased both the scope of liability and obligations of business associates with whom such covered entities contract for services, as well as increase disclosure obligations of providers in the event of a breach. The Federal enforcement agency has expressed an intent to increase investigations and potential penalties for noncompliance in part due to these new standards.

Managed care initiatives undertaken in a given state may impact our business by modifying the types of services eligible for payment, the qualifications required for payment and the rates that are paid for those services. Similarly, some states are pursuing waivers for dual-eligible populations (that is, persons eligible for both Medicare and Medicaid), and our ability to participate in such waivered services may depend on our ability to become a Medicare provider.

We participate in Medicare in a very select number of areas of the country, as well as in managed care projects that allocate funds for recipients who are dually eligible for Medicare and Medicaid. Medicare has a unique and different set of regulations, funding mechanisms and audit and compliance risks compared to Medicaid. In recent years, states have begun working toward maximizing Medicare funding for services for dual eligible populations due to the fiscal incentive to lower state contributions and shift the cost of service to Medicare. In some state markets “equalization” of rates is required, thereby mandating that the rates we charge to private payors may not exceed rates established and paid by Medicaid and/or Medicare. Public policy initiatives and cost-containment initiatives in the Medicare program may continue and may affect our operating margins where we participate in Medicare.

Conviction of abusive or fraudulent behavior with respect to one facility or program may subject other facilities and programs under common control or ownership to disqualification from participation in the Medicaid program. Executive Order 12549 prohibits any corporation or facility from participating in federal contracts if it or its principals (included but not limited to officers, directors, owners and key employees) have been debarred, suspended or declared ineligible or have been voluntarily excluded from participating in federal contracts. In addition, some state regulators provide that all facilities licensed with a state under common ownership or control are subject to delicensure if any one or more of such facilities are delicensed.

We must also comply with the standards set forth by the Office of Inspector General (“OIG”) governing internal compliance and external reporting requirements. We regularly review and monitor OIG advisory opinions, although they are limited in their application to community-based Medicaid providers. Significant legislative, media and public attention has recently focused on health care. Because the law in this area is complex and continuously evolving, ongoing or future governmental investigations or litigation may result in interpretations that are inconsistent with our current practices. It is possible that outside entities could initiate investigations or future litigation impacting our services and that such matters could result in penalties and adverse publicity. It is also possible that our executive and other management personnel could be included in these investigations and litigation or be named defendants.

The Patient Protection and Affordable Care Act and Health Care and Education Reconciliation Act of 2010, and the rules and regulations thereunder (together, the “Affordable Care Act”) were signed into law in March 2010 and represent significant changes to the U.S. healthcare system. The legislation is far-reaching and it is intended to expand access to health insurance coverage over time. The legislation includes requirements that most individuals obtain health insurance coverage beginning in 2014 and that most employers offer coverage meeting certain requirements to their employees or they will be required to pay a financial penalty beginning in 2015. We expect to pay a modest penalty and additional fees in the 2016 calendar year and have included the estimated amount of such penalty and fees in our budget.

The legislation also imposes new requirements and restrictions, including, but not limited to, guaranteed coverage requirements, prohibitions on some annual and all lifetime limits on amounts paid on behalf of or to our employees, increased restrictions on rescinding coverage, establishment of minimum medical loss ratio requirements, the establishment of state insurance exchanges and essential benefit packages, and greater limitations on product pricing.

The Affordable Care Act has already had a significant impact on the structure of the health plans we offer our employees. We have redesigned our health benefits to only offer employees health coverage that meets the requirements of the Affordable Care Act.

Finally, we are also subject to a large number of employment related laws and regulations, including laws regarding discrimination, wrongful discharge, retaliation, and federal and state wage and hours laws.

A material violation of a law or regulation could subject us to fines and penalties and in some circumstances could disqualify some or all of the facilities and programs under our control from future participation in Medicaid or other government programs. Failure to comply with laws and regulations could have a material adverse effect on our business.

A Compliance Officer (vice president level position) oversees our compliance program and reports to our Chief Legal Officer, a management compliance committee, the board’s quality and risk management committee and the board’s audit committee as applicable. The program activities are reported regularly to the management compliance committee which includes the CEO, CFO, as well as HR, legal and quality assurance leaders. In addition, the program activities are periodically reported at the board level.

Seasonality

In general, our financial performance is not significantly impacted by fluctuations from seasonality.

Legal Proceedings

We are in the health and human services business and, therefore, we have been and continue to be subject to substantial claims alleging that we, our employees or our Mentors failed to provide proper care for a client. We are also subject to claims by our clients, our employees, our Mentors or community members against us for negligence, intentional misconduct or violation of applicable laws. Included in our recent claims are claims alleging personal injury, assault, abuse, wrongful death and other charges. Regulatory agencies may initiate administrative proceedings alleging that our programs, employees or agents violate statutes and regulations and seek to impose monetary penalties on us. We could be required to incur significant costs to respond to regulatory investigations or defend against civil lawsuits and, if we do not prevail, we could be required to pay substantial amounts of money in damages, settlement amounts or penalties arising from these legal proceedings.

We also are subject to potential lawsuits under the False Claims Act and other federal and state whistleblower statutes designed to combat fraud and abuse in the health care industry. These lawsuits can involve significant monetary awards that may incentivize private plaintiffs to bring these suits. If we are found to have violated the False Claims Act, we could be excluded from participation in Medicaid and other federal healthcare programs. The Patient Protection and Affordable Care Act provides a mandate for more vigorous and widespread enforcement activity to combat fraud and abuse in the health care industry.

Finally, we are also subject to employee-related claims under state and federal law, including claims for discrimination, wrongful discharge or retaliation and claims for wage and hour violations under the Fair Labor Standards Act or state wage and hour laws.

We reserve for costs related to contingencies when a loss is probable and the amount is reasonably estimable. While we believe our provision for legal contingencies is adequate, the outcome of our legal proceedings is difficult to predict, and we may settle legal claims or be subject to judgments for amounts that differ from our estimates. In addition, legal contingencies could have a material adverse impact on our results of operations in any given future reporting period.

MANAGEMENT

The following table sets forth the name, age and position of each of our directors and executive officers as of September 1, 2015:

Name	Age	Position
Edward M. Murphy (1)	68	Executive Chair and Director
Bruce F. Nardella	58	President, Chief Executive Officer and Director
Denis M. Holler	61	Chief Financial Officer
Neil D. Brendmoen	58	Hastings Operating Group President
Jeffrey M. Cohen	47	Chief Information Officer
Linda De Renzo	55	Chief Legal Officer, General Counsel and Secretary
Kathleen P. Federico	56	Chief Human Resources Officer
Gerald J. Morrissey, Jr.	62	Chief Quality Officer
Robert M. Melia	59	Chief Business Development Officer
David M. Petersen	67	Redwood Operating Group President
Dwight D. Robson	44	Chief Public Strategy and Marketing Officer
Chris A. Durbin	50	Director
James L. Elrod, Jr.	60	Director
Patrick M. Gray	66	Director
Pamela F. Lenehan	63	Director
Kevin A. Mundt	61	Director
Gregory S. Roth	58	Director
Guy Sansone	50	Director
Gregory T. Torres (2)	65	Director
Mary Ann Tocio	67	Director Designee

(1)	Mr. Murphy has informed our Board of Directors that he intends to retire from employment with us on December 31, 2015 and that he will not stand for re-election as a director at our 2016 annual meeting of stockholders.
(2)	Mr. Torres has tendered his resignation from our Board of Directors, which will be effective September 30, 2015.

Directors are elected at the annual meeting of our sole stockholder and hold office until the next annual meeting or a special meeting in lieu thereof, and until their successors are elected and qualified, or upon their earlier resignation or removal. There are no family relationships between any of the directors and executive officers listed in the table. There are no arrangements or understandings between any executive officer and any other person pursuant to which he or she was selected as an officer.

Edward M. Murphy has served as Executive Chair of the Board of Directors since January 2014 and as Director since September 2004. Mr. Murphy served as Chief Executive Officer from January 2005 until December 2013. He also served as our President from September 2004 until December 2009. Mr. Murphy founded Alliance Health and Human Services, Inc. (“Alliance”) in 1999 and served as the organization’s President and CEO until September 2004. Prior to founding Alliance, he was a Senior Vice President at Tucker Anthony and President and Chief Operating Officer of Olympus Healthcare Group. Mr. Murphy is a former Commissioner of the Massachusetts Department of Youth Services and the Massachusetts Department of Mental Health, and the former Executive Director of the Massachusetts Health and Educational Facilities Authority. Mr. Murphy earned an A.B. from Boston College, and an M.A. and Ph.D in Communications from the University of Massachusetts at Amherst. On August 14, 2015, Mr. Murphy informed our Board of Directors that he intends to retire from employment with us on December 31, 2015 and that he will not stand for re-election as a director at our 2016 annual meeting of stockholders.

Bruce F. Nardella has served as Chief Executive Officer and Director since January 2014 and has served as President since December 2009. Mr. Nardella was our President and Chief Operating Officer from December 2009 to December 2013, as well as our Executive Vice President and Chief Operating Officer from May 2007 to December 2009. Mr. Nardella joined the Company in 1996 as a state director and in May 2003 he was named President of our Eastern Division. Prior to that, he was a deputy commissioner for the Massachusetts Department of Youth Services. Mr. Nardella earned an A.B. from Colgate University, an M.A. in Education from Boston University and an M.P.A. from the Kennedy School of Government at Harvard University.

Denis M. Holler was appointed Chief Financial Officer in May 2007 and served as Treasurer from May 2007 through February 2015. Mr. Holler joined the Company in 2000 and was named Senior Vice President of Finance in January 2002. He has led the Company’s finance function since our acquisition by Vestar in 2006. In addition to overseeing all financial operations, he manages external relationships with our equity sponsor, investment banking and banking partners, high-yield investors and, most recently, in September 2014, our initial public offering. Prior to joining the Company in October 2000 as Vice President of Financial Operations, Mr. Holler was Chief Financial Officer of the Fortress Corporation. Mr. Holler earned a B.A. from Fordham University, an M.S. in Accounting and an M.B.A. from Northeastern University.

Neil D. Brendmoen was named Hastings Operating Group President in July 2014, where he oversees all human services operations in Alabama, Delaware, Florida, Georgia, Louisiana, Maryland, Massachusetts, Mississippi, Missouri, New Jersey, North Carolina, South Carolina and Texas and services for at-risk youth in Indiana, Illinois, Ohio and Pennsylvania. Mr. Brendmoen began his human services career in 1979 as a direct care worker in a state institution for individuals with developmental disabilities. Mr. Brendmoen joined REM Minnesota in 1980 as a Program Director before being appointed as Executive Director and Vice President of Operations for the Redwood Operating Group’s eastern region. Mr. Brendmoen earned a B.A. from Southwest State University.

Jeffrey M. Cohen joined the Company as its Chief Information Officer in November 2011. From 2008 until joining the Company, Mr. Cohen served as Vice President of Information Technology for Magellan Biosciences, a private equity backed medical device company, where he oversaw the strategic transformation of its worldwide IT and communications systems. Prior to that, Mr. Cohen was Director of Information Technology at Biogen Idec, where he was responsible for its ERP, SOX program and ancillary systems for finance, human resources, legal and business development. He started his career at Cambridge Technology Partners, in various consulting roles culminating as a Vice President for its eBusiness practice. Mr. Cohen earned a B.S. from Cornell University and an M.B.A. from the Wharton School at the University of Pennsylvania.

Linda De Renzo was named our Chief Legal Officer in March 2011, and has served as our General Counsel and Secretary since March 2006. Ms. De Renzo oversees the corporate, litigation and risk management, regulatory, compliance and labor and employment legal functions. Prior to joining the Company, Ms. De Renzo was a partner at Testa, Hurwitz & Thibeault, LLP in Boston from 1992 to 2004 and was an associate with the firm from 1986 to 1992. Ms. De Renzo represented high-growth companies and their financiers in a variety of industries including information technology, life sciences and health services. She also represented both issuers and underwriters in public offerings. She has an advanced professional director certification from the American College of Corporate Directors, a national public company director education organization. Ms. De Renzo earned an A.B. from Dartmouth College and a J.D. from Harvard Law School.

Kathleen P. Federico joined the Company in December 2008 as our Senior Vice President, Human Resources, and was named our Chief Human Resources Officer in March 2011. From 2005 until joining the Company, Ms. Federico served as Senior Vice President, Sales and Human Resources, for World Travel Holdings in Woburn, Massachusetts, and was its Senior Vice President, Human Resources, from 2002 to 2005. Prior to that, she served as Vice President of Human Resources for KaBloom LLC, NE Restaurant Company and Sodexho Marriott Services. Ms. Federico was also Chief Operating Officer for Sheehan Associates, an employee benefits brokerage firm. Ms. Federico earned a B.A. from Merrimack College.

Gerald J. Morrissey, Jr. was named Chief Quality Officer in July 2014. Mr. Morrissey joined the Company in 2007 as Director, Operations and became Senior Director, Program Services later that year. In 2008, Mr. Morrissey became Vice President of Quality Assurance and Service Development. Prior to joining the Company, Mr. Morrissey devoted more than thirty years of his career to the Commonwealth of Massachusetts, having served for four years as Assistant Secretary for Disabilities and Community Services and more than a decade as the Commissioner of the Department of Developmental Services. Mr. Morrissey formerly served as President and Board Member of the National Association of State Directors of Developmental Disabilities Services. Mr. Morrissey earned a B.A. from the University of Massachusetts at Amherst, an M.Ed. from Antioch University, and an M.P.A. from the Kennedy School of Government at Harvard University.

Robert M. Melia was named Chief Business Development Officer in July 2014. Mr. Melia joined the Company in 2007, serving first as the head of the affiliated employment services business and then as Senior Vice President, Mergers & Acquisitions, before assuming the role of Cambridge Operating Group President in 2011, which included oversight of human services operations in seventeen states. Prior to joining the Company, Mr. Melia served as President of the Workforce Services Division at MAXIMUS and spent 12 years in a variety of positions at Massachusetts state agencies. Mr. Melia earned a B.A. from the University of Massachusetts and an M.A. in Management of Human Services from the Florence Heller School at Brandeis University.

David M. Petersen served as our Redwood Operating Group President since June 2007. He had been serving as Senior Vice President and President of our Central Division since May 2003. Prior to joining the Company, Mr. Petersen worked for REM beginning in 1972, managing various operations in Minnesota, Montana, North Dakota and Wisconsin. Mr. Petersen earned a B.S. and M.A. in Fine Arts from St. Cloud State University.

Dwight D. Robson was named Chief Public Strategy and Marketing Officer in March 2011 after serving as Vice President of Public Strategy since joining the Company in 2003. He leads the work of the Public Strategy Group, which is responsible for developing and implementing the Company’s agenda with respect to communications, investor relations, marketing and proposal development, and government and community affairs. Mr. Robson’s experience prior to joining the Company includes senior policy and management positions in Massachusetts state government, most recently as Assistant State Treasurer. Mr. Robson earned a B.A. from the University of Massachusetts.

Chris A. Durbin was elected to our board of directors in December 2010. He is a Managing Director in the Vestar Resources group of Vestar Capital Partners. Before joining Vestar in 2007, Mr. Durbin was Managing Director of Strategy and Business Development in Bank of America’s Global Wealth and Investment Management business from 2001 to 2007. Prior to this, he worked at Mercer Management Consulting and Corporate Decisions, Inc., where he designed and implemented growth strategies for clients including several Vestar portfolio companies. Mr. Durbin is currently a director of and serves on the Audit Committee for Triton Container International Limited. He also serves as Director of International Asset Systems (IAS). Mr. Durbin was selected as a director for his knowledge and experience in strategy and operations. Mr. Durbin earned a B.B.A. from the University of Notre Dame and an M.B.A. from Northwestern University’s J.L. Kellogg School of Management.

James L. Elrod, Jr. joined our board of directors in June 2006. Mr. Elrod is a Managing Director of Vestar Capital Partners, having joined Vestar in 1998. Previously, he was Executive Vice President, Finance and Operations, for Physicians Health Service, a public managed care company. Prior to that, he was a Managing Director and Partner of Dillon, Read & Co. Inc. Mr. Elrod is currently a director of 21st Century Oncology (formerly known as Radiation Therapy Services, Inc.). Mr. Elrod was selected as a director for his knowledge and experience in finance and the health care industry. Mr. Elrod earned an A.B. from Colgate University and an M.B.A. from Harvard Business School.

Patrick M. Gray was named a director upon the completion of the Company’s initial public offering in September 2014. Mr. Gray brings extensive experience in accounting and financial reporting to our board of directors, having spent over 37 years with PricewaterhouseCoopers LLP (“PwC”) until his retirement in 2009. He is a Certified Public Accountant who spent 25 years as an Audit Partner serving clients ranging from Fortune 500 companies and multi-national companies to rapid-growth companies pursuing an initial public offering. At the time of his retirement, he served as the lead partner for the PwC U.S. firm Corporate Governance Group. Mr. Gray is currently a member of the board of Sancilio & Company, a privately-held, research-based biopharmaceutical company, where he has served in such capacity since 2012. Mr. Gray also serves on the Board of Datto, Inc., a private company which provides backup, disaster recovery and business continuity services. Mr. Gray was selected as a director for his knowledge and experience in accounting and finance. Mr. Gray is a certified public accountant and holds an Executive Masters Professional Director Certificate from the American College of Corporate Directors. He earned a B.S. from the Wharton School at the University of Pennsylvania.

Pamela F. Lenehan was elected to our board of directors in December 2008. Ms. Lenehan has served as President of Ridge Hill Consulting, a strategy consulting firm, since 2002. Prior to this, Ms. Lenehan was self-employed as a private investor. From 2000 to 2001, she was vice president and chief financial officer of Convergent Networks. From 1995 to 2000, she was senior vice president of corporate development and treasurer of Oak Industries Inc., which was acquired by Corning Inc. in 2000. Prior to that, Ms. Lenehan was a Managing Director in Credit Suisse First Boston’s Investment Banking division and a vice president of Corporate Banking at Chase Manhattan Bank. Ms. Lenehan is currently a member of the boards of directors of Monotype Imaging Holdings Inc., where she is a member of the Audit Committee and chair of the Management Development and Compensation Committee, and American Superconductor Corporation where she chairs the Audit Committee. From 2004 to 2013, she was a member of the board of directors of Spartech Corporation until it was acquired by PolyOne and from 2001 to 2007 she was a member of the board of directors of Avid Technology. Ms. Lenehan was selected as a director for her knowledge and experience in finance and strategy and holds an Executive Masters Professional Director Certificate from the American College of Corporate Directors. Ms. Lenehan earned a B.A. and an M.A. in Economics from Brown University.

Kevin A. Mundt joined our board of directors in March 2008. He is a Managing Director at Vestar Capital Partners, and is President of the Vestar Resources group. Before joining Vestar in 2004, Mr. Mundt spent 23 years as a strategy and operations consultant specializing in consumer products, retailing and multi-point distribution, as well as healthcare and industrial marketing. For eleven of those years, Mr. Mundt was a strategic adviser to Vestar, and served on the boards of several Vestar portfolio companies. He began his consulting career at Bain and Company, and went on from there to co-found Corporate Decisions, Inc. When that firm was acquired by Marsh and McLennan, Mr. Mundt became a Managing Director of Marsh and McLennan’s financial consulting arm, Mercer Oliver Wyman. Mr. Mundt is currently a Director of Hearthside Food Solutions, The Woodstream Group, The Sun Products Corp. and Roland Foods, companies in which Vestar or its affiliates have a significant equity interest. Additionally, Mr. Mundt is an Observer on the Board of Directors of The J.M. Smucker Company. Further, Mr. Mundt is a member of the President’s Leadership Council at Brigham & Women’s Hospital and a member of the Corporation of Brown University. He is also a past director of MediMedia USA, Inc., Solo Cup Company, Fiorucci Foods, Birds Eye Foods, Sunrise Medical, Duff & Phelps and Big Heart Pet Brands. Mr. Mundt was selected as a director for his knowledge and experience in strategy and operations. Mr. Mundt earned a B.A. from Brown University and an M.B.A. from Harvard Business School.

Gregory S. Roth joined our board of directors in September 2015. Mr. Roth joined TeamHealth, Inc., a supplier of outsourced healthcare professional staffing and administrative services, in November 2004. After serving as its President and Chief Operating Officer, Mr. Roth was promoted in May 2008 to Chief Executive Officer, and remained in this role until his retirement in September 2014. Prior to joining TeamHealth, Mr. Roth was employed by HCA—The Healthcare Company beginning in January 1995. Beginning in July 1998, Mr. Roth served as President of HCA, Ambulatory Surgery Division. Prior to his appointment as President, Mr. Roth served in the capacity of Senior Vice President of Operations, Western Region from May 1997 to July 1998 and the Division’s Chief Financial Officer from January 1995 to May 1997. Prior to these positions, Mr. Roth held various financial and operational positions in the healthcare industry. Mr. Roth currently serves as a Director of SpecialtyCare, a leading provider of clinical services to hospitals, Press Ganey Holdings, Inc., a strategic business partner to more than 10,000 health care organizations across the country dedicated to improving the entire patient experience, and One Call Care Management, a leading provider of specialized services to the workers’ compensation industry. He previously served as a Director of Team Health Holdings, Inc. Mr. Roth was selected as a director for his knowledge and experience in the healthcare industry and his board experience. Mr. Roth received a B.S. from The Ohio State University and a Master’s in Health and Hospital Administration from Xavier University. He is a Certified Public Accountant and a Registered Respiratory Therapist.

Guy Sansone was elected to our Board of Directors in December 2009. Mr. Sansone is a Managing Director at Alvarez & Marsal in New York and serves as head of its Healthcare Industry Group. Over the past 20 years, he has invested in and consulted as an executive to numerous companies, focusing on developing and evaluating strategic and operating alternatives designed to enhance value. Since November 2014, Mr. Sansone has been serving as the interim Chief Executive Officer of the VNSNY, the largest post-acute home-based services provider in New York State. Also, while at Alvarez & Marsal, Mr. Sansone served as Chief Executive Officer and Chief Restructuring Officer at Saint Vincent Catholic Medical Centers in New York from October 2005 to August 2007 and as interim Chief Financial Officer of HealthSouth Corporation from March 2003 to October 2004, among other positions. He most recently served as Chief Restructuring Officer for Erickson Retirement Communities, which filed for bankruptcy protection in October 2009. Mr. Sansone served as a director of Rotech Healthcare, Inc. from March 2002 to August 2005. Mr. Sansone was selected as a director for his knowledge and experience in strategy and operations, with an emphasis on the health care industry. Mr. Sansone earned a B.S. from the State University of New York at Albany.

Gregory T. Torres was elected to our board of directors in 1980 as a member of our first board of directors. Mr. Torres served as Chairman of the board of directors from September 2004 to December 2013. He was also the Company’s Chief Executive Officer from January 1996 to January 2005, as well as its President from January 1996 until September 2004. Prior to joining the Company in 1980, Mr. Torres held prominent positions within the public sector, including chief of staff of the Massachusetts Senate Committee on Ways and Means and assistant secretary of human services. Since May 2007, Mr. Torres has been president and chief executive officer of the Massachusetts Institute for a New Commonwealth, known as “MassINC”, an independent, nonpartisan research and educational institute in Boston. On December 16, 2013, the Board of Directors accepted the resignation of Mr. Torres as Chairman and employee of the Company, effective as of January 1, 2014. Mr. Torres was selected as a director for his knowledge and experience in the human services industry, in the nonprofit, public and private sectors. Mr. Torres earned a B.A. from St. Vincent’s College and an M.P.A. from the Kennedy School of Government at Harvard University. On August 14, 2015, Mr. Torres tendered his resignation from our Board of Directors, which will be effective September 30, 2015.

Mary Ann Tocio will become a director effective October 1, 2015. Until her retirement in July 2015, Ms. Tocio served since 1998 as the Chief Operating Officer of Bright Horizons Family Solutions, Inc., a leading provider of high-quality child care, early education and other services designed to help employers and families better address the challenges of work and life, and served as its President since 2000. Ms. Tocio began her career with Bright Horizons in 1992 as Vice President and General Manager of Child Care Operations. Before that, she served in several positions with Wellesley Medical Management, Inc., including as its Senior Vice President of Operations, where she managed more than 100 ambulatory care centers nationwide from 1983 to 1992. Ms. Tocio has been a Director of Bright Horizons Family Solutions, Inc. since November 2001 and of Harvard Pilgrim Health Care Inc. since 2004. Since 2013, she has also served as a Director of Ella Health, Inc., a 3-D mammography and women’s health services provider, CareWell, which operates urgent care centers, and Horizons for Homeless Children, a non-profit organization serving young homeless children and their families. Previously, she also served as a Director of Mac-Gray Corporation, Telecare Corporation, The George B.H. Macomber Company, and Zany Brainy, Inc. Ms. Tocio was selected as a director for her public company board experience and expertise with managing growing organizations. Ms. Tocio received an M.B.A. from Simmons College Graduate School of Management.

Controlled Company

We are a “controlled company” under the New York Stock Exchange corporate governance standards because the LLC holds, and following the Distribution and the completion of this offering, Vestar may continue to hold, a majority of the voting power of our outstanding common stock. As a controlled company, we are exempt from the rules that would otherwise require that:

•	a majority of our Board of Directors consist of “independent directors,” as defined under the rules of the New York Stock Exchange;

•	we have a nominating and corporate governance committee that is composed entirely of independent directors; and

•	we have a compensation committee that is composed entirely of independent directors.

In accordance with those exemptions, we do not have a majority of independent directors on our Board, and our Nominating and Corporate Governance Committee and Compensation Committee are not composed entirely of independent directors.

Based upon the information submitted by each director, the Board of Directors has affirmatively determined that Messrs. Gray, Sansone and Roth and Mses. Lenehan and Tocio is each an “independent director,” as such term is defined in the New York Stock Exchange rules. The Board of Directors regularly re-evaluates the independence of each director and may in the future determine that other current directors are independent under the New York Stock Exchange rules.

Board Composition

In connection with our IPO, we entered into a director nominating agreement that provides the LLC or affiliates of Vestar the right to nominate: (i) eight of nine directors so long as the LLC and affiliates of Vestar collectively own at least 40% of the total voting power of Civitas; (ii) seven of nine directors so long as the LLC and affiliates of Vestar collectively own at least 35% of the total voting power of Civitas; (iii) six of nine directors so long as the LLC and affiliates of Vestar collectively own at least 30% of the total voting power of Civitas; (iv) five of nine directors so long as the LLC and affiliates of Vestar collectively own at least 25% of the total voting power of Civitas; (v) four of nine directors so long as the LLC and affiliates of Vestar collectively own at least 20% of the total voting power of Civitas; (vi) three of nine directors so long as the LLC and affiliates of Vestar collectively own at least 15% of the total voting power of Civitas; (vii) two of nine directors so long as the LLC and affiliates of Vestar collectively own at least 10% of the total voting power of Civitas; (viii) one of nine directors so long as the LLC and affiliates of Vestar collectively own at least 5% of the total voting power of Civitas. See “Certain Relationships and Related Party Transactions—Director Nominating Agreement.” Since the IPO, Messrs. Durbin, Gray, Nardella and Roth and Ms. Tocio were designated as nominees by the LLC and Vestar.

Our Board of Directors is divided into three classes as follows:

•	Class I directors, Messrs. Nardella, Durbin and Gray, whose term expires at the 2018 annual meeting of the stockholders;

•	Class II directors, Messrs. Murphy, Mundt, Roth and Sansone, whose term expires at the 2016 annual meeting of the stockholders; and

•	Class III directors, Mr. Torres, whose resignation from the Board of Directors will be effective September 30, 2015, and Mr. Elrod and Ms. Lenehan and, upon her appointment, Ms. Tocio, whose term expires at the 2017 annual meeting of the stockholders.

Directors in a particular class will be elected for three-year terms at the annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

Our certificate of incorporation provides that, subject to any rights applicable to any then-outstanding preferred stock, the Board shall consist of such number of directors as is determined from time to time by resolution adopted by a majority of the total number of authorized directors, whether or not there are any vacancies in previously authorized directorships. The Board currently consists of ten directors. Subject to any rights applicable to any then-outstanding preferred stock, any vacancies resulting from an increase in the size of the Board or otherwise must be filled by the directors then in office unless otherwise required by law or by a resolution passed by the Board.

Board Committees

Our Board has four standing committees: an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Quality and Risk Management Committee. Each of the committees reports to the Board as it deems appropriate, and as the Board may request. The composition, duties and responsibilities of these committees are set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Board Member	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Quality and Risk Management Committee
Bruce F. Nardella				X
Chris A. Durbin		✓	X
Patrick M. Gray	X
Edward M. Murphy (1)			X
Kevin A. Mundt			✓
Guy Sansone		X
Gregory T. Torres (2)				X
James L. Elrod, Jr.		X		✓
Pamela F. Lenehan	✓
Gregory S. Roth	X
Mary Ann Tocio (3)				X

✓	Chair of the committee
(1)	Mr. Murphy has informed our Board of Directors that he will not stand for re-election as a director at our 2016 annual meeting of stockholders.
(2)	Mr. Torres has tendered his resignation from our Board of Directors, which will be effective September 30, 2015.
(3)	Effective October 1, 2015, Ms. Tocio will serve on the Quality and Risk Management Committee.

Audit Committee

The Audit Committee is responsible for, among other matters: (i) appointing, compensating, retaining, overseeing and terminating our independent registered public accounting firm; (ii) reviewing our independent registered public accounting firm’s independence from management; (iii) reviewing with our independent registered public accounting firm the scope of their audit; (iv) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (v) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual consolidated financial statements that we file with the SEC; (vi) reviewing and monitoring our accounting principles, accounting policies, financial reporting processes and controls and compliance with applicable legal and regulatory requirements; (vii) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; (viii) reviewing and approving related party transactions; and (ix) reviewing and discussing policies and guidelines with respect to risk assessment and risk management.

The Audit Committee consists of Ms. Lenehan (Chair), Mr. Gray and Mr. Roth. Our Board has affirmatively determined that each of Ms. Lenehan and Messrs. Gray and Roth meet the definition of “independent director” for purposes of serving on the Audit Committee under applicable SEC and New York Stock Exchange rules. In addition, both Ms. Lenehan and Mr. Gray qualify as an “audit committee financial expert,” as such term is defined in Item 407 of Regulation S-K.

The written charter for the Audit Committee is available on our corporate website at www.civitas-solutions.com. Our website is not part of this prospectus.

Compensation Committee

The Compensation Committee is responsible for, among other matters: (i) reviewing and approving executive officer compensation goals, objectives and plans; (ii) reviewing and recommending the compensation of our directors; (iii) reviewing and approving employment agreements, severance arrangements and change in control agreements/provisions between us and our executive officers; and (vi) administering our stock plans and other incentive compensation plans.

Our Compensation Committee consists of Mr. Durbin (Chair), Mr. Elrod and Mr. Sansone. The written charter for the Compensation Committee is available on our corporate website at www.civitas-solutions.com. Our website is not part of this prospectus.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for, among other matters: (i) identifying individuals qualified to become members of our Board, consistent with criteria approved by our Board; (ii) overseeing the organization of our Board to discharge the Board’s duties and responsibilities properly and efficiently; (iii) identifying best practices and recommending corporate governance principles; and (iv) reviewing and recommending to our Board any changes to a set of corporate governance guidelines and principles applicable to us.

Our Nominating and Corporate Governance Committee consists of Mr. Mundt (Chair), Mr. Murphy and Mr. Durbin. The written charter for the Nominating and Corporate Governance Committee is available on our corporate website at www.civitas-solutions.com. Our website is not part of this prospectus.

Quality and Risk Management Committee

The Quality and Risk Management Committee is responsible for, among other matters: (i) oversight of our management compliance committee, which is responsible for the structure and implementation of our compliance plan and service delivery risk management plan; (ii) discussing specific material compliance and other legal issues with the Audit Committee, the Chief Legal Officer and the Compliance Officer, as appropriate; (iii) oversight of our quality assurance and quality improvement programs; and (iv) conducting such investigations into matters relating to compliance matters as the committee may deem necessary.

Our Quality and Risk Management Committee consists of Mr. Elrod (Chair), Mr. Torres and Mr. Nardella. Effective October 1, 2015, Ms. Tocio will serve on the Quality and Risk Management Committee. The written charter for the Quality and Risk Management Committee is available on our corporate website at www.civitas-solutions.com. Our website is not part of this prospectus.

Risk Oversight

Our Board has delegated to the Audit Committee oversight of our risk management process. The Audit Committee focuses on our general risk management strategy and the most significant risks facing us, and directs management to implement appropriate risk mitigation strategies. The Quality and Risk Management Committee focuses on our service delivery risk management process, and directs management to implement appropriate risk mitigation strategies with respect to service delivery. Our other Board committees also consider and address risk as they perform their respective committee responsibilities. All committees report to the full Board as appropriate, including when a matter rises to the level of a material or enterprise level risk. Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

Compensation Committee Interlocks and Insider Participation

Messrs. Durbin, Elrod and Sansone are the members of our Compensation Committee, and none of them is or has been our officer or employee. Messrs. Durbin and Elrod are managing directors of Vestar, which controls Civitas. For a description of the transactions between us and Vestar, see “Certain Relationships and Related Party Transactions.” Apart from these relationships, no member of the Compensation Committee has any relationship that would be required to be reported under Item 404 of Regulation S-K. No member of the Compensation Committee serves or served during the fiscal year as a member of the board of directors or compensation committee of a company that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Code of Conduct and Code of Ethics

We have adopted the MENTOR Network Code of Conduct that applies to our directors, officers and employees. We have also adopted a code of ethics for senior financial officers that applies to our chief executive officer, chief financial officer, principal accounting officer and all persons performing similar functions. The MENTOR Network Code of Conduct and the code of ethics for senior financial officers are publicly available on our website at www.civitas-solutions.com. If we make any substantive amendments to the MENTOR Network Code of Conduct, or grant any waiver from a provision of the code of ethics for senior financial officers to our chief executive officer, chief financial officer or principal accounting officer, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction. This Compensation Discussion and Analysis (“CDA”) describes the compensation arrangements we have with our Named Executive Officers (“NEOs”) as required under the rules of the SEC. The SEC rules require disclosure for our principal executive officer and principal financial officer, regardless of their compensation levels, and our three most highly compensated executive officers in our last completed fiscal year, other than our principal executive officer and principal financial officer.

For the fiscal year ended September 30, 2014, our NEOs were:

Name	Position
Bruce F. Nardella	President and Chief Executive Officer, Director
Edward M. Murphy	Executive Chair, Director
Denis M. Holler	Chief Financial Officer
Neil D. Brendmoen	Hastings Operating Group President
Jeffrey M. Cohen	Chief Information Officer

Compensation Policies and Practices. The objectives of our executive compensation program are to:

•	attract and retain top executive talent;

•	drive accountability for performance by linking annual cash incentive awards to achievement of measurable performance objectives; and

•	align executive officers with our stockholders, create an ownership culture, and drive long-term business success by providing opportunity for significant equity-based rewards.

Our executive compensation program is designed to reward our executive officers to operate the business in a manner that best serves our clients, payors and other public partners, as well as our stockholders and employees, thereby enhancing equity value. We do this by:

•	awarding a significant portion of our executives’ overall compensation based on our financial performance, specifically, revenue and achievement of earnings before interest, taxes, depreciation and amortization, or EBITDA (with certain adjustments) and including a modifier based on the quality of services managed and work performed;

•	mitigating undue risk in compensation programs; and

•	including double-trigger change of control provisions for stock options and restricted stock units.

Our executive compensation program provides foundational elements such as base salary and benefits, and the opportunity for significant performance-based annual cash incentives and longer-term equity-based incentives.

Elements of Compensation. Each element of our executive compensation program is designed to meet the objectives of our executive compensation program. They are as follows:

•	base salary;

•	annual cash incentives;

•	long-term incentive compensation in the form of equity;

•	deferred compensation;

•	severance benefits and equity vesting upon a change in control; and

•	other benefits.

Base salaries for our executive officers are designed to recognize the contributions of the executive team and provide a base source of cash income in line with the market for comparable positions. Our annual incentive compensation payouts reward executive officers for achievement of business performance, primarily EBITDA (with certain adjustments) and revenue. In addition, we consider quality of services managed and work performed by the executive officers because we believe that service, quality and growth are inextricably linked with service outcomes and consumer and payor satisfaction. Our equity component of compensation which, prior to the IPO was in the form of equity units in the LLC, and post IPO is in the form of Restricted Stock Units and Non-Qualified Stock Options granted by Civitas is designed to reward equity value creation over a longer period of time.

The charts below highlight each NEO’s percentage contribution of salary, non-equity incentive compensation, equity grants and other compensation that comprised their 2014 compensation. Other compensation includes all other compensation paid to the NEOs, including non-qualified deferred compensation and other perquisites.

Murphy	Nardella

Holler	Brendmoen	Cohen

Executive Compensation Decisions. For executive officers, other than the Chief Executive Officer and President and the Executive Chair, the Chief Executive Officer considers performance and makes recommendations to the Compensation Committee on base salary, annual incentive and long-term equity compensation. On at least an annual basis, the Compensation Committee reviews, discusses, modifies and approves, as appropriate, these compensation recommendations. For the Chief Executive Officer and Executive

Chair, the Compensation Committee reviews and evaluates the performance of the Chief Executive Officer and Executive Chair and approves their base salary, annual incentive and equity grants. Executive officers do not determine the compensation of the Chief Executive Officer and Executive Chair.

Executive Compensation Study. In fiscal 2014 we retained Frederic W. Cook & Co. (“FWC”), a nationally recognized compensation consulting firm to evaluate our executive compensation program. FWC conducted an extensive analysis of the competitiveness and appropriateness of our cash and equity compensation opportunity and made recommendations based on this analysis. FWC reviewed market data from multiple commercial survey sources and reviewed public company peer group data. Set forth below is the peer group that FWC used to evaluate compensation. The companies were chosen based on industry (health and human services), and size (revenue and number of employees) as of their then-most recent proxy filings. There were 14 U.S. -based companies, 13 of which were public, with median revenue of $1.176 billion and a median employee population of 12,662 selected as the peer group. The Compensation Committee has reviewed FWC’s analysis and has adopted this list of companies as the Company’s peer group.

Name of Company	Revenue (In millions)	Employees
Amedisys Inc	$1,222	14,300
Amsurg Corp	$1,083	6,200
Bioscrip, Inc.	$883	3,031
Chemed Corp.	$1,405	13,952
Ensign Group Inc	$926	11,372
Gentiva Health Services, Inc.	$1,799	39,200
HealthSouth Corp.	$2,266	23,600
Healthways, Inc.	$675	2,500
Kindred Healthcare, Inc.	$4,922	63,300
LHC Group Inc.	$660	8,186
Mednax	$2,218	8,800
Providence Service Corp.	$1,131	8,547
Res-Care, Inc.	$1,617	49,00
Skilled Healthcare Group, Inc.	$835	15,050

FWC reviewed base salary, annual cash bonus incentives and long-term incentive compensation in the form of equity in the peer group. After completing its review, and presenting its findings to the Compensation Committee Chair, FWC determined that broad adjustments to our executive compensation program were not necessary but that the Compensation Committee should consider increasing the base salaries of our President and Chief Executive Officer and Chief Financial Officer. FWC did not recommend any additional changes to the base salary or incentive compensation of our executive officers but did provide guidance regarding the Company’s equity compensation in light of the IPO.

Base Salary. Base salary provides executives with a fixed amount of compensation paid on a regular basis throughout the year. The NEOs’ base salaries were reviewed in December 2013. At that time, the salaries of each of the NEOs, other than Messrs. Murphy and Nardella, were to remain the same in fiscal year 2014. In light of the management transition that occurred as of January 1, 2014, the salaries of Messrs. Murphy and Nardella were changed to reflect the corresponding changes in their responsibilities. Accordingly, in connection with Mr. Murphy’s election to Executive Chair of the Board of Directors and resignation as Chief Executive Officer, Mr. Murphy’s salary was decreased from $500,000 to $400,000, as of January 1, 2014. In connection with Mr. Nardella’s promotion to Chief Executive Officer and his continuing service as President, Mr. Nardella’s salary was increased from $400,000 to $500,000, as of January 1, 2014. The salary of Mr. Holler was set at $335,000 per annum and the salary of Mr. Cohen was set at $275,000 per annum. Mr. Brendmoen was promoted to the Hastings Group Operating President on July 1, 2014 and his salary was set at $275,000 per annum.

Based on FWC’s compensation analysis, prepared in connection with the IPO, FWC found that the base salary of the President and Chief Executive Officer was below a competitive range of the peer group median as well as the survey median. According to FWC, a base salary between $600,000 and $650,000 would have elevated the base salary of the Chief Executive Officer to a competitive range. FWC also found that the base salary of the Chief Financial Officer was below a competitive range of the peer group median but within the competitive range of the survey median. After a review of the FWC’s recommendations and discussions with Mr. Nardella, the Compensation Committee increased the base salary of Mr. Nardella from $500,000 per annum to $575,000 per annum, as of September 1, 2014 and Mr. Holler’s base salary was increased from $335,000 to $375,000 per annum, as of September 1, 2014.

Annual Incentive Compensation. In addition to base salary, each NEO participates in The MENTOR Network Human Services and Corporate Management Incentive Compensation Plan, an annual cash incentive plan, which constitutes the variable, performance-based component of an executive’s annual cash compensation. Under the Plan, an executive’s incentive compensation payout is determined by first calculating the executive’s potential payout based on financial performance and then by applying a quality of services/work modifier followed by a days sales outstanding (“DSO”) modifier. Based on quality of services and/or quality of work, an executive’s potential payout can be reduced by up to 50 percent. This modifier is an important aspect of the Plan as we view quality of services/work as critical to achieving our mission as well as our financial success.

On December 16, 2013, we amended and restated The MENTOR Network Human Services and Corporate Management Incentive Compensation Plan, effective October 1, 2013, to incorporate the modifier for DSO performance. The amended and restated plan applies to fiscal years beginning with fiscal 2014. Specifically, the plan was amended to include a further modifier to the plan to increase or decrease (up to a maximum increase or decrease of ten percent (10%)) of the amount of incentive compensation to be paid to certain employees based on the DSO achieved by us as of the end of fiscal 2014 compared to the target approved by the Chief Executive Officer at the beginning of each fiscal year. Each of the NEOs is subject to the DSO modifier in the calculation of the amount of incentive compensation due to such executive officer in fiscal year 2014. For fiscal 2014, the DSO target of the Company as a whole was 47 days.

For purposes of determining an executive’s potential payout, we use a payout scale with payout levels as a percentage of target incentive compensation that corresponds to performance levels. The maximum payout for executive officers (other than Operating Group Presidents) is payable for achievement of 107.5% of the adjusted EBITDA and revenue targets.

For fiscal 2014, the incentive compensation payout opportunity at threshold, target and maximum performance levels was as follows:

Officers	Threshold payout (% of base salary)	Target payout (% of base salary)	Maximum payout (% of base salary)
Messrs. Murphy and Nardella	50	100	150
Messrs. Holler and Cohen	25	50	75

Mr. Brendmoen is not included in the chart because his promotion to Operating Group President did not occur until July 1, 2014. Prior to his promotion, Mr. Brendmoen had a target payout of 30 percent of base salary. Following his promotion, Mr. Brendmoen has the same incentive compensation payout opportunity as Messrs. Holler and Cohen.

The annual incentive plan for fiscal 2014 was structured to provide incentive compensation based upon our and/or the relevant Operating Group’s attainment of certain financial targets for fiscal 2014, which were approved by the Compensation Committee, and includes a rating of quality that considers an individual participant’s quality of work or quality of services managed. The Chief Executive Officer and President is responsible for certification of the quality ratings of the executive officers (other than the Executive Chair) and the Compensation Committee is responsible for the certification of the Executive Chair’s and Chief Executive Officer’s quality rating.

The calculation of awards under the plan followed a three-step process in fiscal 2014.

First, a “potential payout” was calculated. As in prior years, the potential payout was based on achievement of revenue and adjusted EBITDA goals, adjusted to exclude the revenue and costs relating to companies that were acquired for more than $3 million during fiscal 2014, certain new program starts that were identified at the beginning of fiscal 2014, and operations identified as discontinued operations in our financial statements, as well as certain additional operations that were closed or sold during fiscal 2014. In fiscal 2014, adjusted EBITDA was weighted 50 percent and revenue was weighted 50 percent for all participants in the plan. The weighting reflects an equal emphasis on promoting organic growth in addition to profitability. Potential payouts for the NEOs (other than Mr. Brendmoen) were calculated based on the consolidated Adjusted EBITDA and revenue results of the Company.

On October 18, 2013 the Compensation Committee approved the following financial targets for the Company for fiscal 2014: Target Revenue of $1,247.6 million and Target Adjusted EBITDA of $138.6 million.

The Compensation Committee chose these targets as profitability continues to be a major objective of the Company, while the continuing focus on revenue is meant to incentivize management to expand the Company’s overall business in order to grow its adjusted EBITDA.

In the case of the NEOs (other than Mr. Brendmoen), the potential payout ranged from 50% of target for achievement of 92.5% of the Adjusted EBITDA or revenue goals, to 150% of target for achievement of 107.5% of the Adjusted EBITDA or revenue goals. Because Mr. Brendmoen’s promotion did not occur until July 1, 2014, his incentive compensation was calculated differently for fiscal year 2014. Going forward, Mr. Brendmoen’s payout will be aligned with the other executive officers.

Payouts for performance levels between threshold and target, and between target and maximum, are calculated proportionately. For fiscal year 2014 the Company achieved the following results for incentive compensation purposes: Actual Revenue of $1,234.4 million and Target Adjusted EBITDA of $136.7 million.

After calculating the payout amounts, the potential payout was subject to reduction of up to 50% based on the participant’s quality of services or work. A participant could also receive no incentive payout, notwithstanding the potential payout calculation or quality rating, if he or she engaged in exceptionally poor conduct or poor performance during the fiscal year.

In fiscal 2014, Messrs. Murphy’s and Nardella’s potential payout was reduced by 10 percent with respect to quality of services at their own recommendation because of quality issues in one business unit.

The quality modifier was applied in the calculation of incentive compensation of Messrs. Murphy and Nardella because it reinforces our primary mission of providing high-quality services to individuals with disabilities and other challenges and because management strongly believes that service, quality and growth are inextricably linked with service outcomes and the satisfaction of those we serve as well as our payor and referral sources driving our ability to maintain existing levels of service and expand our operation by receiving additional referrals and winning new contracts. No reduction for quality of services or work was applied to the potential payouts for Messrs. Holler, Brendmoen, or Cohen.

Performance with respect to DSO for FY 2014 exceeded goals and as a result, each of the executive officers received an increase to their potential payout after any adjustment for quality of services in the amount of 10 percent. Based on the Revenue, Adjusted EBITDA and quality and DSO performance, Messrs. Murphy and Nardella received 92.3% of their target payout. Messrs. Holler and Cohen received 102.6% of their target payout.

Because Mr. Brendmoen was promoted to Hastings Operating Group President as of July 1, 2014 his incentive compensation was calculated differently than the other executive officers. Prior to his promotion, Mr. Brendmoen was a Vice President of Operations for Redwood Operating Group. Because Mr. Brendmoen was promoted nine months into the fiscal year, the Chief Executive Officer determined that Mr. Brendmoen’s bonus for fiscal 2014 should be based on the results of the Redwood Operating Group that Mr. Brendmoen managed, not Hastings. Accordingly, Mr. Brendmoen’s bonus for fiscal 2014 was determined as follows: 75 percent of his potential payout was based upon the financial results of the portion of the Redwood Operating Group that Mr. Brendmoen previously managed (“REM East”) and 25 percent on Company results. With respect to REM East, the potential payout ranged from 50% of target for the achievement of 92.5% of Adjusted EBITDA/CTO or revenue goals, to 150% of target for achievement of 104% of the Adjusted EBITDA/CTO or revenue goals. Moreover, as a result of his increased compensation that occurred when he was promoted to Operating Group President, 75 percent of his incentive compensation was calculated based on his former annual salary of $195,000 and target incentive compensation of 30 percent, and 25 percent was based on his new annual salary of $275,000 and target incentive compensation of 50 percent. Using a weighted average of base salary and target payout and based on the Revenue, Adjusted EBITDA and quality and DSO performance achieved by REM East and the Company, Mr. Brendmoen received 135.2% of his target payout.

Each participant may receive additional discretionary incentive compensation. In the case of executive officers, discretionary incentive compensation is determined by the Chief Executive Officer and approved by the Committee. In fiscal 2014, none of the NEOs received a discretionary award.

On December 16, 2014, the Compensation Committee approved the Fifth Amendment and Restatement of The MENTOR Network Human Services and Corporate Management Incentive Compensation Plan (the “5th Amended and Restated IC Plan”). The 5th Amended and Restated IC Plan made two changes to the Plan. The first change to the 5th Amended and Restated IC Plan was to increase the Company’s revenue targets for all executive officers and any Vice President of Financial Planning and Analysis, Human Resources, Quality Assurance and Operations in Hastings and Redwood, as well as the chief financial officers of Hastings and Redwood. The increase in revenue targets takes into account the Company’s estimate for revenue to be generated in fiscal year 2015 due to acquisitions. The modification to the Plan is designed to reward senior management for successfully executing and integrating acquisitions. The second change to the Plan is to the calculation of the quality modifier. Previously, the quality modifier applied to 50 percent of a payout. As a result, if incentive compensation was to be reduced by 10%, the participant would have received a quality rating of 80%. In an effort to be simpler and more transparent, management decided that 100 percent of the payout should be subject to a quality modifier and that the rating should correspond directly to the payout amount. Under the 5th Amended and Restated IC Plan, a 10% reduction would be applied to a 90% quality rating.

Equity-Based Compensation.

Prior to the IPO, long-term incentive compensation was provided in the form of non-voting equity units in the LLC, pursuant to the NMH Investment 2006 Unit Plan. The plan allows certain of our officers, employees, directors and consultants to participate in our long-term growth and financial success through acquisition of equity interests in the LLC, including Class B, Class C, Class D, Class E, Class F, Class G and Class H Common Units of the LLC. The purpose of the plan was to promote our long-term growth and profitability by aligning the interests of our management with the interests of our ultimate parent and by encouraging retention. The plan was administered by the Committee which recommends awards to the management committee of the LLC. The management committee determines, among other things, specific participants in the plan as well as the amount and value of any units awarded.

In connection with the acquisition of the Company in 2006 by affiliates of Vestar, a pool of units was set aside for management employees, including Messrs. Murphy, Nardella, Holler and Brendmoen, and granted to executive officers during the second quarter of fiscal 2007. Messrs. Holler and Nardella received additional grants of B, C and D Common Units during fiscal 2007 in recognition of their promotions, and each of Messrs.

Murphy, Nardella, Holler and Brendmoen received subsequent grants of B, C and D Common Units during the fourth quarter of fiscal 2008. All of the Class B, C and D Common Units that had been unvested became vested during fiscal 2011 concurrently with the creation of a new pool of Class F Common Units. In June 2011, the Class F Common Units were issued to management employees, including all of the NEOs, other than Mr. Cohen. The earned equity program was designed to motivate management to achieve financial results that would enhance the valuation of the Company upon a sale of the Company or other liquidity event. Pursuant to the terms of the LLC’s limited liability company agreement, holders of the Class B, C, D and F Common Units would receive distributions representing 10% of the total increase in common equity value upon a sale or other liquidity event involving the LLC.

In November 2011, Mr. Cohen joined the Company and in January 2012, he was issued 100,000 Class F Common Units.

In 2012, based upon the recommendation of a previously engaged compensation consultant and following numerous conversations between our then-current Chief Executive Officer and members of the Board of Directors in which equity compensation was considered and discussed, the LLC decided to grant earned equity to the executive officers and certain other senior leaders of the Company. On August 13, 2012, a new pool of Class G Common Units and Class H Common Units was created and on September 20, 2012, 1,000,000 Class H Common Units were issued to Messrs. Murphy, Nardella and Holler and other executive officers and 130,000 Class G Common Units were issued to employees, including Messrs. Brendmoen and Cohen. The Compensation Committee designed the Class H Common Units to have the potential to more tightly align management and equity sponsor interests in creating stockholder value.

In connection with his promotion to Chief Executive Officer in January 2014, the LLC issued 100,000 Class F Common Units and 100,000 Class H Common Units to Mr. Nardella. The Class F Common Units are scheduled to vest over a three-year period.

In connection with the IPO, we amended the terms of the Class H Common Units so that they vest upon the earlier to occur of a sale of the Company and the achievement of a multiple of investment return threshold by Vestar and its affiliates. Once vested, the holders of Class H Units are entitled to receive between 0.0% and 5.0% of the common equity value distributed by the LLC to its unitholders depending upon the multiple of investment achieved by Vestar and its affiliates.

As of the IPO, all of the Class A, B, C, D and G Units had vested and all Class F Units held by executive officers (other than those issued to Mr. Nardella in January 2014) had vested. None of the Class H Common Units had vested as of June 30, 2015.

In connection with this offering, each holder of vested units of the LLC will receive shares of our common stock in the Distribution. The Class F and Class H Units are expected to vest in connection with the Distribution and this offering.

If an executive’s employment is terminated, the LLC may repurchase the executive’s Class B, C, D and F Common Units, and all unvested Class H Common Units will be forfeited (or Class G Common Units, as applicable), except that, pursuant to the terms of the employment agreements described under “—Severance and Employment Agreements,” if an executive’s employment is terminated due to death or disability, all of his or her unvested Class F Common Units and Class H Common Units will vest. Class B, C, D and F Common Units that are already vested would be purchased for fair market value, except in the case of a termination for cause. In the case of a termination for cause, the units would be purchased at cost (or forfeited with no payment, in the case of the Class F and H Common Units, or Class G Common Units, as applicable). Pursuant to the terms of Mr. Murphy’s retirement agreement, Mr. Murphy’s unvested Class H Common Units will remain outstanding following his retirement date. See “—Retirement Agreement.” If an executive officer’s employment is terminated due to death, disability or retirement prior to the earlier of certain specified events, the NEO and each of his or her permitted transferees (collectively, the “NEO group”) has the right, subject to certain limitations, for 45 days following the six month anniversary of his or her termination, to sell to the LLC, on one occasion, a number of Class F Common Units equal to a specified percentage (the “specified percentage”) of the total number of Class F Common Units held by the NEO group, at a purchase price equal to fair market value (the “put right”). In order to exercise this put right, the NEO group will also be required to simultaneously sell to the LLC a number of Class B, C and D Common Units equal to the specified percentage of the total number of such Class B, C and D Common Units held by the NEO group.

2014 Omnibus Incentive Plan.

In connection with the IPO, we adopted the 2014 Omnibus Incentive Plan (the “2014 Incentive Plan”). The 2014 Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, are eligible for grants under the 2014 Incentive Plan. The purpose of the 2014 Incentive Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through an ownership interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities.

In connection with the IPO, we granted equity awards under the 2014 Incentive Plan to our employees and our non-management directors who are not affiliated with Vestar. The awards to our employees, including our executive officers, were in the form of stock options (“NQSOs”) and restricted stock units (“RSUs”) that vest in equal annual increments over a three year period. We awarded stock options to purchase an aggregate of 559,575 shares of common stock with an aggregate value of $4.3 million and an aggregate of 523,420 RSUs with an aggregate value of $8.9 million to our employees.

In connection with the IPO, we granted NQSOs and/or RSUs to our directors, executive officers and other senior management. Accordingly, Mr. Nardella received a grant of NQSOs and RSUs in value equal to 375% of his annual base salary. Mr. Murphy received a grant of NQSOs and RSUs equal to 187.5% of his salary. Messrs. Holler, Cohen and Brendmoen each received a grant of NQSUs and RSUs equal to 112.5% of his salary. The NQSOs and RSUs for the executive officers vest over a three year period beginning September 16, 2014 and for the directors vest over a one year period beginning September 16, 2014.

In addition to the grants based on annual salary, the Compensation Committee, after lengthy discussions with the Chief Executive Officer and Executive Chair, decided to grant Mr. Cohen and Mr. Brendmoen with additional RSUs to give Messrs. Cohen and Brendmoen greater parity to the equity held by other executive officers. Accordingly, Mr. Brendmoen received an additional 22,798 RSUs (valued at $387,571) and Mr. Cohen received an additional 18,387 RSUs (valued at $312,586). The additional RSUs granted to Messrs. Brendmoen and Cohen vest over a three year period with a vesting period beginning July 1, 2014.

Deferred Compensation. Under the National Mentor Holdings, LLC Executive Deferred Compensation Plan, the NEOs receive an allocation to their account based on a percentage of base salary. Mr. Murphy receives an allocation of 13% and Mr. Holler receives an allocation of 11% and Mr. Cohen receives an allocation of 9%. In connection with Mr. Nardella’s promotion, the percentage of base salary allocated to Mr. Nardella as of January 1, 2014 was increased from 12% to 13%. In connection with Mr. Brendmoen’s promotion, he is eligible to receive an allocation of 9% beginning July 1, 2014. These allocations are made as of the end of the plan year, December 31, for service rendered during the prior fiscal year. The balances earn a return, which for plan years 2014, 2013 and 2012 was a fixed rate of 6%. The plan is an unfunded, nonqualified deferred compensation arrangement, which provides deferred compensation to the executive officers. We may make additional discretionary allocations to the plan, although we did not do so in fiscal 2014. A participant’s account balance is 100% vested and non-forfeitable and will be distributed to a participant following his or her retirement or termination from us, disability or death, or at our direction under certain circumstances.

A 401(k) plan is available to eligible employees, including the NEOs. Under the plan, we may make an annual discretionary matching contribution and/or profit-sharing contribution. To supplement the 401(k) plan, the National Mentor Holdings, LLC Executive Deferral Plan is available to highly compensated employees (as defined by Section 414(q) of the Internal Revenue Code), including the NEOs. Participants may contribute up to 100% of salary and/or incentive compensation bonus earned during the plan year. This plan is a nonqualified deferred compensation arrangement and is coordinated with our 401(k) plan so as to maximize a participant’s contributions and the Company’s matching contributions to the 401(k) plan, with the residual remaining in the Executive Deferral Plan. Amounts contributed to the 401(k) and/or Executive Deferral Plan are matched by us up to 1.5% of base salary (subject to Internal Revenue Service (“IRS”) compensation limits). Distributions are made upon a participant’s termination of employment, disability, death, retirement or at a time specified by the participant when he or she makes a deferral election. Participants can elect to have distributions made in a lump sum or in monthly installments over a five-year period. A specific-date election may be made only in a lump sum. We have established a grantor trust to accumulate assets to provide for the obligations under the plan. Any assets of the grantor trust are subject to the claims of our general creditors.

Severance and Change-in-Control Benefits. In connection with the IPO, we entered into an amended and restated employment agreement with Mr. Nardella and a third amended and restated employment agreement with Mr. Murphy. We also entered into employment agreements with each executive officer as of September 17, 2014. Each of these agreements provides for severance benefits to be paid to the NEO if the Company terminates his employment without “cause” or he resigns for “good reason”, each as defined in the applicable agreement. In connection with his retirement, we entered into a retirement agreement with Mr. Murphy. See “—Retirement Agreement.”

Other Benefits. The NEOs are entitled to participate in group health and welfare benefits on the same basis as all regular, full-time employees. These benefits include medical, dental, vision care, flexible spending accounts, term life insurance, short-term and long-term disability insurance and other benefits. In addition, all employees, including the executive officers, have the option of purchasing supplemental group term life insurance for themselves as well as coverage for their spouses and dependent children. Executive officers may also elect to receive Company-paid parking (plus gross-up for tax liability) and supplemental disability insurance and long-term care insurance, with the premiums paid for by us.

Compensation Risk. The Compensation Committee has considered the compensation policies and practices throughout the Company to assess the risks presented by such policies and practices. Based on this review, we have determined that such policies and practices are not reasonably likely to have a material adverse effect on us. In reaching this determination, we have taken into account the following design elements of our compensation programs and policies and practices: mixture of cash and equity opportunities, use of performance-based pay vehicles, use of financial metrics that are easily capable of review and avoidance of uncapped rewards.

Fiscal 2014 Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($) (a)	Bonus ($) (b)	Equity Awards ($) (c)		Non-Equity Incentive Plan Compensation ($) (d)	Nonqualified Deferred Compensation Earnings ($) (e)	All Other Compensation ($) (f)	Total ($)
Edward M. Murphy	2014	429,073	0	750,000		369,321	10,881	77,555	1,636,830
Executive Chair	2013	461,923	—	—		470,858	12,577	82,269	1,027,627
(former Chief Executive Officer)	2012	350,000	—	—		335,760	11,217	68,091	765,069

Bruce F. Nardella	2014	482,885	0	2,323,250	(g)	530,899	44,640	73,999	3,455,673
President and Chief	2013	375,250	—	—		282,515	61,289	57,354	776,408
Executive Officer	2012	302,500	—	—		217,644	47,829	48,097	616,070

Denis M. Holler	2014	343,495	0	421,875		192,355	52,971	50,067	1,060,763
Chief Financial Officer	2013	322,308	—	—		157,737	65,449	47,613	593,107
	2012	285,000	—	—		136,702	73,353	43,318	538,374

Neil D. Brendmoen	2014	211,667	0	696,946		109,681	6,442	10,886	1,035,621
President, Hastings Operating Group

Jeffrey M. Cohen	2014	279,879	0	621,961		141,060	1,426	32,283	1,076,610
Chief Information Officer

(a)	Includes individual’s pre-tax contributions to health plans and contributions to retirement plans.
(b)	No bonuses were awarded to an NEO in fiscal years 2012, 2013 or 2014.
(c)	Other than the Class F Common Units awarded to Mr. Nardella (as further discussed in footnote g below), figures represent respective grant date fair value of the NQSOs and RSUs granted pursuant to the 2014 Incentive Plan. As described in “—Compensation Discussion and Analysis,” the Class H units were modified in connection with our IPO in fiscal 2014. As of the modification date, none of the Class H units were considered probable of achieving their vesting conditions, so the incremental fair value as of the modification date for purposes of the Summary Compensation Table was zero. The incremental fair value of the Class H units as of the modification date, assuming that the highest level of performance will be achieved, was as follows: Mr. Murphy – $1.4 million; Mr. Nardella – $1.7 million; and Mr. Holler – $1.0 million.
(d)	Represents cash bonuses under The MENTOR Network Human Services and Corporate Management Incentive Compensation Plan.
(e)	Represents earnings in excess of 120% of the applicable federal long-term rate under the Executive Deferred Compensation Plan and the Executive Deferral Plan.
(f)	Includes Company contributions to the Executive Deferred Compensation Plan and the Company match on executive contributions to the 401(k) plan and Executive Deferral Plan. The amounts in this column were estimated at the time and have not been restated, as any differences were immaterial. Also included are Company paid parking, tax gross-ups for Company paid parking, imputed income on group term life insurance premiums and Company contributions for supplemental disability insurance and long-term care insurance premiums available to the executive officers. For fiscal 2014, the components of All Other Compensation were as follows:

	Company Contributions to Executive Deferred Compensation Plan ($)	Company Match on Contributions to 401(k) and Executive Deferral Plan ($)	Company Paid Parking ($)	Gross- ups ($)	Group Term Life Insurance ($)	Supplemental Disability Insurance ($)	Long- Term Care Insurance ($)
Edward M. Murphy	55,250	3,881	1,260	586	3,213	5,563	7,803
Bruce F. Nardella	61,563	3,881	1,260	586	1,813	2,313	2,583
Denis M. Holler	37,217	3,881	1,260	586	2,111	2,565	2,446
Neil D. Brendmoen	6,187.50	3,881	—	—	817	—	—
Jeffrey M. Cohen	23,783	3,881	—	—	407	1,710	2,548

(g)	Includes $167,000 in respect of estimated value of Class F Common Units that were granted to Mr. Nardella in connection with his promotion to Chief Executive Officer in January 2014.

Grants of Plan-Based Awards in Fiscal 2014

The amounts below under “Estimated possible payouts under non-equity incentive plan awards” represent potential payouts relating to fiscal 2014 under The MENTOR Network Human Services and Corporate Management Incentive Compensation Plan based on percentages of base salary as in effect at September 30, 2014. For a description of the plan, see “—Compensation Discussion and Analysis—Annual Incentive Compensation”.

Name	Grant Date	Estimated possible payouts under non-equity incentive plan awards			All other stock awards: Number of shares of stock or units (#)	All other option awards: Number of securities underlying options (#)	Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards
		Threshold ($)	Target ($)	Maximum ($)
Edward M. Murphy	N/A	200,000	400,000	600,000	—	—	—	—
	9/16/2014	—	—	—	22,059	—	—	375,000
	9/16/2014	—	—	—	—	48,911	17.00	375,000

Bruce F. Nardella	N/A	287,500	575,000	862,500	—	—	—	—
	9/16/2014	—	—	—	63,419	—	—	1,078,125
	9/16/2014	—	—	—	—	140,619	17.00	1,078,125

Denis M. Holler	N/A	93,700	187,500	281,250	—	—	—	—
	9/16/2014	—	—	—	12,408	—	—	210,938
	9/16/2014	—	—	—	—	27,512	17.00	210,938

Neil D. Brendmoen	N/A	68,750	137,500	206,250	—	—	—	—
	9/16/2014	—	—	—	31,897	—	—	542,259
	9/16/2014	—	—	—	—	20,176	17.00	154,688

Jeffrey M. Cohen	N/A	68,750	137,500	206,250	—	—	—	—
	9/16/2014	—	—	—	27,486	—	—	467,274
	9/16/2014	—	—	—	—	20,176	17.00	154,688

Outstanding Equity Awards at Fiscal 2014 Year-End

In connection with the IPO, each NEO received NQSOs and RSUs. Below is a chart of the NQSOs and RSUs of the Company issued to the NEOs and outstanding as of September 30, 2014.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (# Exercisable)	Number of Securities Underlying Unexercised Options (# Not Exercisable)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value or Shares of Units of Stock that Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares
Edward M. Murphy	—	48,911	$17.00	9/16/2024	22,059	$15.62	$344,561.58
Bruce F. Nardella	—	140,619	$17.00	9/16/2024	63,419	$15.62	$990,604.78
Denis M. Holler	—	27,512	$17.00	9/16/2024	12,408	$15.62	$193,812.96
Neil D. Brendmoen	—	20,176	$17.00	9/16/2024	31,897	$15.62	$498,231.14
Jeffrey M. Cohen	—	20,176	$17.00	9/16/2024	27,486	$15.62	$429,331.32

The following shows the units of the LLC held by the NEOs that were outstanding at fiscal year-end.

	Equity Incentive Plan Awards
Name	Number and Class of Earned Units Not Vested (#)	Payout Value of Earned Units Not Vested ($) (i)	Number and Class of Unearned Units Not Vested (#)	Payout Value of Unearned Units Not Vested ($) (h)
Edward M. Murphy	664.13 B Common Units(a)	3,466.76
	696.90 C Common Units(a)	3,623.88
	26,095.96 D Common Units(a)	135,177.07
	6,737.50 B Common Units(b)	35,169.75
	7,070.00 C Common Units(b)	36,764.00
	7,490.00 D Common Units(b)	38,798.20
	701,245.51 F Common Units(c)	3,625,439.29
			200,000 H Common Units(d)	2,308,000.00

Bruce F. Nardella	664.13 B Common Units(a)	3,466.76
	696.90 C Common Units(a)	3,623.88
	21,723.95 D Common Units(a)	112,530.06
	962.50 B Common Units(f)	5,024.25
	1,010.00 C Common Units(f)	5,252.00
	1,070.00 D Common Units(f)	5,542.60
	5,775.00 B Common Units(b)	30,145.50
	6,060.00 C Common Units(b)	31,512.00
	6,420.00 D Common Units(b)	33,255.60
	455,617.52 F Common Units(c)	2,355,542.58
			100,000 F Common Units(e) 100,000 H Common Units(d) 150,000 H Common Units (e)	517,000.00 1,154,000.00 1,731,000.00

Denis M. Holler	664.13 B Common Units(a)	3,466.76
	696.90 C Common Units(a)	3,623.88
	21,723.95 D Common Units(a)	112,530.06
	481.25 B Common Units(f)	2,512.13
	505.00 C Common Units(f)	2,626.00
	535.00 D Common Units(f)	2,771.30
	6,256.25 B Common Units(b)	32,657.63
	6,565.00 C Common Units(b)	34,138.00
	6,955.00 D Common Units(b)	36,026.91
	355,617.52 F Common Units(c)	1,838,542.58
			150,000 H Common Units(d)	1,731,000.00

Neil D. Brendmoen	2,406.25 B Common Units(a)	12,560.63
	2,525.00 C Common Units(b)	13,130.00
	2,675.00 D Common Units(b)	13,856.50
	47,393.75 F Common Units(c)	245,025.43
	10,000.00 G Common Units(g)	288,600.00

Jeffrey M. Cohen	66,666.67 F Common Units(h)	344,666.68
	10,000.00 G Common Units(g)	288,600.00
			33,333.33 F Common Units(h)	172,333.32

(a)	Granted on August 22, 2008 in connection with compensatory grants under the NMH Investment, LLC 2006 Unit Plan, as amended. The units fully vested on May 10, 2011. Because payment of the value of the B, C and D Common Units is deferred until termination of a recipient’s employment with the Company or the occurrence of a liquidity event, we have included all such awards under the column for equity incentive plan awards that have been earned but have not vested. Vesting is explained in more detail above, under “—Compensation Discussion and Analysis—Equity-Based Compensation”.
(b)	Granted on January 12, 2007 in connection with the initial compensatory grants under the NMH Investment, LLC 2006 Unit Plan. The units fully vested on May 10, 2011. Because payment of the value of the B, C and D Common Units is deferred until termination of a recipient’s employment with the Company or the occurrence of a liquidity event, we have included all such awards under the column for equity incentive plan awards that have been earned but have not vested. Vesting is explained in more detail above, under “—Compensation Discussion and Analysis—Equity-Based Compensation”.
(c)	Granted on June 15, 2011, in connection with compensatory grants under the NMH Investment, LLC 2006 Unit Plan, as amended. The units were 75% vested upon grant date, and the remaining 25% vested on December 15, 2012. Because payment of the value of the F Common Units is deferred until termination of a recipient’s employment with the Company or the occurrence of a liquidity event, we have included all such awards under the column for equity incentive plan awards that have been earned but have not vested. Vesting is explained in more detail above, under “—Compensation Discussion and Analysis—Equity-Based Compensation”. The F Common Units are subject to a put right of the NEOs, as described under “—Compensation Discussion and Analysis—Equity-Based Compensation”.

(d)	Granted on September 20, 2012 in connection with compensatory grants under the NMH Investment, LLC 2006 Unit Plan, as amended. The units will vest if and to the extent that the multiple of investment received by Vestar and its affiliates meets or exceeds 1.5. Because payment of the value of the H Common Units is deferred until the occurrence of a specified liquidity threshold, we have included all such awards under the column for equity incentive plan awards that have not been earned and have not vested. Vesting is explained in more detail above, under “—Compensation Discussion and Analysis—Equity-Based Compensation”.
(e)	In connection with his promotion to Chief Executive Officer effective as of January 1, 2014, Mr. Nardella was granted 100,000 F Common Units and 100,000 H Common Units. Pursuant to the terms of his Class F-1 MUSA, one third (or 33,333) of Mr. Nardella’s Class F Units vested as of January 24, 2015. Vesting is explained in more detail above, under “—Compensation Discussion and Analysis—Equity-Based Compensation”.
(f)	Granted on August 14, 2007 under the NMH Investment, LLC 2006 Unit Plan, as amended, in recognition of the NEO’s promotion. The units fully vested on May 10, 2011, to the extent not already vested. Because payment of the value of the B, C and D Common Units is deferred until termination of a recipient’s employment with the Company or the occurrence of a liquidity event, we have included all such awards under the column for equity incentive plan awards that have been earned but have not vested. Vesting is explained in more detail above, under “—Compensation Discussion and Analysis—Equity-Based Compensation”.
(g)	Granted on September 14, 2012 in connection with compensatory grants under the NMH Investment, LLC 2006 LLC Unit Plan, as amended. The G Common Units fully vested upon the completion of the IPO. Vesting is explained in more detail above, under “—Compensation Discussion and Analysis—Equity-Based Compensation”.
(h)	Granted on January 18, 2012 pursuant to the NMH Investment, LLC 2006 Unit Plan, as amended, following Mr. Cohen’s hiring as Chief Information Officer in November 2011. Mr. Cohen’s F Units fully vested as of January 15, 2015. Vesting is explained in more detail above, under “—Compensation Discussion and Analysis—Equity-Based Compensation”. The F Common Units are subject to a put right of the NEOs, as described under “—Compensation Discussion and Analysis—Equity-Based Compensation”.
(i)	To estimate the value of the units, the Company used the stock price of Civitas as of year-end ($15.62 per share) to calculate the enterprise value of the Company. The value of each unit was then determined based on the distribution scheme for each unit provided for in the LLC’s Operating Agreement. The estimated value using this calculation has been determined to be $5.22 per Class B Common Unit, $5.20 per Class C Common Unit, $5.18 per Class D Common Unit, $5.17 per Class F Common Unit, $28.86 per Class G Common Unit and $11.54 per Class H Common Unit. For purposes of calculating the estimated value, we assumed hypothetical transaction costs in a liquidity event of the Company.

Option Exercises and Stock Vested

No options were exercised during fiscal 2014. None of the units issued by the LLC nor any NQSOs or RSUs granted to the NEOs in connection with the IPO vested in fiscal 2014.

Pension Benefits

We do not have any pension plans.

Fiscal 2014 Nonqualified Deferred Compensation

Name	Executive Contributions in Last Fiscal Year ($) (a)(b)	Company Contributions in Last Fiscal Year ($) (b)(c)	Aggregate Earnings in Last Fiscal Year ($) (b)(d)	Aggregate Earnings in Last Fiscal Year ($) (b)(d)	Aggregate Balance at Last Fiscal Year End ($) (f)
Edward M. Murphy	12,831	59,131	33,721	—	644,375
Bruce F. Nardella	66,382	65,444	73,369	1,221	887,618
Denis M. Holler	6,746	41,098	81,127	—	1,063,371
Neil D. Brendmoen	18,729	10,069	11,040	9,138	150,585
Jeffrey M. Cohen	15,000	27,619	3,355	3,350	74,904

(a)	Represents amounts contributed to the Executive Deferral Plan during fiscal 2014. The Executive Deferral Plan is available to highly compensated employees to supplement the 401(k) plan. For details about the plan, see “—Compensation Discussion and Analysis—Deferred Compensation”, above.

(b)	All of the amounts reported under “Executive Contributions in Last Fiscal Year” and “Company Contributions in Last Fiscal Year” are reported as compensation for fiscal 2014 in the Summary Compensation Table. Under “Aggregate Earnings in Last Fiscal Year”, the following amounts are reported as compensation in the Summary Compensation Table that were in excess of 120% of the applicable federal long-term rate are as follows:

Edward M. Murphy	$10,881
Bruce F. Nardella	44,640
Denis M. Holler	52,971
Neil D. Brendmoen	6,442
Jeffrey M. Cohen	1,426

(c)	Represents Company match (up to 1.5% of base salary) on executive contributions to the Executive Deferral Plan, plus Company contributions to the Executive Deferred Compensation Plan. The Executive Deferred Compensation Plan is an unfunded, nonqualified deferred compensation arrangement to provide deferred compensation to executive officers. For details about both these plans, see “—Compensation Discussion and Analysis—Deferred Compensation” above.
(d)	Represents the 6% return credited to the participant’s account in the Executive Deferred Compensation Plan for balances in fiscal 2014, plus the executives’ respective returns for amounts invested in the Executive Deferral Plan.
(e)	Represents amounts withdrawn from the Executive Deferral Plan and deposited into the executive’s respective 401(k) account in accordance with IRS rules.
(f)	Represents aggregate balances in Executive Deferral Plan and Executive Deferred Compensation Plan for each executive as of fiscal year-end. Of the amounts in this column, the following amounts have been reported as Company contributions in the All Other Compensation column in the Summary Compensation Table for fiscal 2014, fiscal 2013 and fiscal 2012.

	Fiscal 2014	Fiscal 2013	Fiscal 2012
Edward M. Murphy	$59,131	$63,931	$49,231
Bruce F. Nardella	65,444	48,881	40,031
Denis M. Holler	41,098	39,281	35,081
Neil D. Brendmoen	10,069	—	—
Jeffrey M. Cohen	27,619	—	—

Severance and Employment Agreements

In connection with the IPO, we amended the employment agreements with Messrs. Murphy and Nardella. Mr. Murphy’s employment agreement provides for an annual base salary of $400,000 with an annual bonus from the incentive compensation plan equal to no less than Mr. Murphy’s base salary if the Company reaches certain yearly determined performance objectives and an initial term of one-year after which the agreement automatically renews each year for a one-year term, unless terminated earlier by the parties. Mr. Nardella’s employment agreement provides for an annual base salary of $575,000 with an annual bonus from the incentive compensation plan equal to no less that Mr. Nardella’s base salary if the Company reaches certain yearly determined performance objectives and an initial three-year term after which the agreement automatically renews each year for a one-year term, unless terminated earlier by the parties. Each of Messrs. Murphy and Nardella’s employment agreement was modified to provide as follows: (i) if Mr. Murphy or Mr. Nardella is terminated due to death or disability, he is entitled to accelerated vesting of a pro rata portion of his unvested time-based equity awards under the 2014 Incentive Plan and accelerated vesting of all of his unvested Class F Common Units and Class H Common Units, (ii) if Mr. Murphy or Mr. Nardella is terminated (other than for cause and other than due to death or disability) within six months prior to or 24 months following a change in control, he is entitled to accelerated vesting of all of his unvested time-based equity awards under the 2014 Incentive Plan and accelerated vesting of all of his unvested Class F Common Units and Class H Common Units. The payment of severance benefits will be conditioned upon the execution and non- revocation of a release. The amended employment agreements also revise the definition of the scope of our business for purposes of the noncompetition and nonsolicitation provisions set forth therein. See “—Retirement Agreement” for a description of the benefits to be paid to Mr. Murphy in connection with his retirement.

In connection with the IPO, we entered into new employment agreements with each of our executive officers who had a severance agreement (including Messrs. Holler, Cohen and Brendmoen, who are NEOs). The employment agreements addressed the terms not covered by the previous severance agreements, including (i) making explicit that the agreement has a term of one year with automatic renewals unless terminated in accordance with the agreement, (ii) specifying the individual’s position, duties, annual base salary and target bonus and (iii) providing for customary business expense reimbursement. The employment agreements for these executive officers provides that if the executive officer is terminated without “cause” or resigns for “good reason,” he will be, subject to execution and non-revocation of a release, entitled to (i) continued payment of his base salary for one year, (ii) payment of an amount equal to his target bonus, (iii) payment of a pro rata bonus for the year in which such termination occurs if termination occurs within the second half of the year and (iv) a monthly payment of $2,000 for 24 months. If the executive officer is terminated due to death or disability, he is entitled to (i) payment of a pro rata bonus for the year in which such termination occurs and (ii) accelerated vesting of a pro rata portion of his unvested time-based equity awards and accelerated vesting of his unvested Class F Common Units and Class H Common Units. If the executive officer is terminated (other than for cause and other than due to death or disability) within six months prior to or 24 months following a change in control, he is entitled to (i) the same severance payments as provided for in the event of a termination without “cause” or for “good reason,” except that the payment of his base salary will continue for 18 months instead of 12 months following such termination and (ii) accelerated vesting of all of his unvested time-based equity awards under the 2014 Incentive Plan and accelerated vesting of all of his unvested Class F Common Units and Class H Common Units. In addition the new employment agreements update the description of the scope of our business for purposes of the noncompetition and nonsolicitation provisions set forth therein.

Retirement Agreement

In connection with Mr. Murphy’s retirement, we entered into a retirement agreement with him (the “Retirement Agreement”) on August 19, 2015. Pursuant to the Retirement Agreement, provided that he executes a customary general release of claims against us, Mr. Murphy will receive severance benefits including (i) any earned but unpaid base salary, any earned but unpaid bonus for fiscal 2015 and accrued but unpaid vacation and reimbursable travel and work-related expenses through December 31, 2015 (the “Retirement Date”); (ii) his base salary in effect as of the Retirement Date for a period of two years beginning on the Retirement Date; (iii) an additional amount equal to $2,000 per month for a period of two years beginning on the Retirement Date; and (iv) an amount equal to Mr. Murphy’s target annual bonus under the annual incentive plan of 100% of base salary in each of 2016 and 2017. In addition, provided Mr. Murphy remains employed with us through the Retirement Date, Mr. Murphy’s unvested Class H Units will remain outstanding following the Retirement Date and will continue to have the opportunity to vest, subject to the satisfaction of certain performance goals, pursuant to the agreement by which the Class H Units were granted. The Retirement Agreement confirms that Mr. Murphy may exercise any of his vested stock options within the 90 days following the end of his service on the Board of Directors. The Retirement Agreement also reaffirms Mr. Murphy’s agreements under his existing employment agreement not to disclose confidential information, not to solicit our employees or contractors and not to compete with us for a period of two years beginning on the Retirement Date.

Pursuant to the Retirement Agreement, we expect to pay him the following amounts in connection with his retirement: (i) $800,000 over a period of two years, representing a continuation of his salary, (ii) $48,000 over a period of two years (representing a payment of $2,000 per month for 24 months in lieu of continuing health and welfare benefits) and (iii) $800,000 over the next two years, representing his target annual bonus of 100% of base salary under the incentive compensation plan for two years after his retirement.

Estimated Severance and Change-in-Control Payments

The employment agreements of the executive officers provide for severance benefits in the event of termination under certain circumstances. The following table shows the amount of potential severance benefits for the NEOs pursuant to their employment or severance arrangements, assuming (1) the NEO was terminated under circumstances qualifying for the benefits, (2) the termination occurred six months prior to or twelve months following a change of control and (3) that termination occurred as of September 30, 2014, our fiscal year-end.

Name	Salary ($) (a)	Bonus ($) (b)	Value of Continued Benefits ($) (c)	Total ($)
Edward M. Murphy (d)	800,000	1,196,321	48,000	2,044,321
Bruce F. Nardella	1,150,000	1,680,899	48,000	2,878,321
Denis M. Holler	562,500	379,855	48,000	990,355
Neil D. Brendmoen	412,500	247,181	48,000	707,681
Jeffrey M. Cohen	412,500	278,560	48,000	739,060

(a)	Under Messrs. Murphy and Nardella’s employment agreements, salary would continue for two years. For each of the other NEOs, if there is a termination without cause or resignation for good reason but no change of control, then salary would continue for twelve months upon a termination as of September 30, 2014. These amounts would be payable over time in accordance with the Company’s regular payroll practices.
(b)	Messrs. Murphy and Nardella would receive an amount equal to his earned but unpaid bonus as of September 30, 2014 plus his target annual bonus of 100 percent of base salary under the incentive compensation plan for two years after termination. Each of the other NEOs would receive an amount equal to his earned but unpaid bonus as of September 30, 2014 plus his target annual bonus of 50 percent of the NEO’s salary for one year following the date of termination. These amounts would be payable over time in accordance with the Company’s regular payroll practices.
(c)	Under each NEO’s employment agreement, each NEO is entitled to receive $2,000 per month for 24 months in lieu of continuing health and welfare benefits.
(d)	For a description of the benefits to be paid pursuant to Mr. Murphy’s Retirement Agreement, see “—Retirement Agreement.”

Director Compensation

We reimburse directors for any out-of-pocket expenses incurred by them in connection with services provided in such capacity. The table below sets forth the compensation of our non-employee directors in fiscal 2014. Messrs. Durbin, Elrod and Mundt are employees of Vestar and do not receive any additional compensation for their service as directors.

Name	Fees Earned or Paid in Cash ($)		Equity Awards ($) (a)	Nonqualified Deferred Compensation Earnings ($)		All Other Compensation ($)		Total ($)
Gregory T. Torres	42,795	(b)	115,005	1,662	(c)	247,897	(d)	407,359
Pamela F. Lenehan	25,430	(e)	115,005	—		—		140,435
Guy Sansone	21,979	(e)	115,005	—		—		136,984
Patrick M. Gray	3,069	(f)	115,005	—		—		118,074

(a)	In connection with the Company’s IPO, on September 16, 2014, each of the non-management, non-Vestar directors was awarded 6,765 time based restricted stock units. The restricted stock units will vest on September 16, 2015.
(b)

In 2014, Mr. Torres’ amended and restated employment agreement was terminated by the Termination Agreement dated December 16, 2013, by and between Gregory T. Torres and Civitas’s indirect subsidiary, National Mentor Holdings, Inc. (“NMHI”), pursuant to which NMHI agreed to make a donation in the amount of $100,000 to MassINC. Effective as of January 1, 2014, Mr. Torres received a fee of $5,000 for each meeting of the Board of Directors attended in person and a fee of $1,000 for each meeting attended by phone and each committee meeting attended. Effective as of September 17, 2014, Mr. Torres will receive an annual retainer of $75,000 plus $7,500 annual fee as a member of the Quality and Risk Management Committee paid quarterly in arrears.
(c)	Represents earnings in excess of 120% of the applicable federal long-term rate. Mr. Torres continued to accrue interest on amounts credited to him in the National Mentor Holdings, LLC Executive Deferred Compensation Plan (the “Executive Deferred Compensation Plan”) during his service as our President and Chief Executive Officer.
(d)	In connection with his termination as an employee of National Mentor Holdings, Inc., Mr. Torres received a distribution in respect of amounts earned and accrued during his tenure under the Executive Deferred Compensation Plan in the amount of $247,785, plus $112 in respect of imputed income for the payment of group term life premiums paid by the Company prior to Mr. Torres’ termination.
(e)	Prior to September 17, 2014, Ms. Lenehan and Mr. Sansone received a fee of $5,000 for each meeting of the Board of Directors attended in person and a fee of $1,000 for each meeting attended by phone and each committee meeting attended. As of September 17, 2014, Ms. Lenehan will receive an annual retainer of $75,000 plus an annual fee of $20,000 for her role as Chair of the Audit Committee. As of September 17, 2014, Mr. Sansone will receive an annual retainer of $75,000 plus an annual fee of $7,500 as a member of the Compensation Committee.
(f)	Effective as of September 17, 2014, Mr. Gray was appointed to the Board. As a member of the Board he will receive an annual retainer of $75,000 plus an annual payment of $10,000 as a member of the Audit Committee.

We have a director compensation program for our non-employee directors who are not affiliated with Vestar. These directors receive an annual retainer of $75,000. These directors receive fees for committee membership that are paid as follows: (i) $20,000 annual fee for the Chair of the Audit Committee and $10,000 annual fee for other members of the Audit Committee; (ii) $15,000 annual fee for the Chair of the Compensation Committee and $7,500 annual fee for other members of the Compensation Committee, (iii) $10,000 annual fee for the Chair of the Nominating and Corporate Governance Committee and $5,000 annual fee for other members of the Nominating and Corporate Governance Committee and (iv) $15,000 annual fee for the Chair of the Quality and Risk Management Committee and $7,500 annual fee for other members of the Quality and Risk Management Committee. We do not pay fees for attendance at committee meetings. We intend to grant deferred or restricted stock units to these directors annually on the date of our annual meeting of stockholders, beginning with the 2016 annual meeting. These awards will have vesting periods of one year. We do not intend to impose any holding requirements but have adopted a stock ownership guideline for these directors which will require them to hold shares of our common stock with a value equal to three times their annual cash retainer, or $225,000, by September 16, 2019, or in the case of directors who join after September 16, 2014, within five years of their election to the Board. These directors will be required to hold 100% of their equity awards until this guideline is met.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table shows information about the beneficial ownership of our common stock after giving effect to the Distribution to be completed prior to the completion of this offering (1) immediately prior to and (2) as adjusted to give effect to this offering by:

•	each person known by us to beneficially own 5% or more of our outstanding common stock;

•	each of our directors and NEOs and our director designee;

•	all of our directors and executive officers and our director designee as a group; and

•	each selling stockholder.

The numbers (including percentages) listed below are based on 36,969,486 shares of our common stock outstanding as of September 1, 2015, after giving effect to the Distribution of the 25,250,000 shares of our common stock held by the LLC to its members, as if such event had occurred on that date.

For further information regarding material transactions between us and the selling stockholders, see “Certain Relationships and Related Party Transactions.”

	Common stock owned before the offering		Shares to be sold in this offering assuming no exercise of option	Shares to be sold in this offering assuming full exercise of option	Common stock owned after this offering assuming no option exercise		Common stock owned after this offering assuming full option exercise
Name of Beneficial Owner (1)	Number	Percentage	Number	Number	Number	Percentage	Number	Percentage
Principal Stockholder:
Funds affiliated with Vestar (2)(3)	20,777,399	56.2%	1,851,781	2,129,548	18,925,618	51.2%	18,647,851	50.5%
FMR LLC (4)	5,542,500	15.0%	—	—	5,542,500	15.0%	5,542,500	15.0%
Directors, Director Designee and Named Executive Officers:
Edward M. Murphy (5)	870,144	2.4%	296,270	345,427	573,874	1.6%	524,717	1.4%
Bruce F. Nardella (6)	617,432	1.7%	82,413	94,775	535,019	1.4%	522,657	1.4%
Denis M. Holler (7)	422,252	1.1%	61,341	70,542	360,911	1.0%	351,710	1.0%
Neil D. Brendmoen (8)	108,794	*	23,371	26,877	85,423	*	81,917	*
Jeffrey M. Cohen (9)	76,833	*	15,728	18,087	61,105	*	58,746	*
Chris A. Durbin (10)	—	—	—	—	—	—	—	—
James L. Elrod, Jr. (10)	—	—	—	—	—	—	—	—
Patrick M. Gray (11)	6,765	*	—	—	6,765	*	6,765	*
Pamela F. Lenehan (12)	27,813	*	—	—	27,813	*	27,813	*
Kevin A. Mundt (10)	—	—	—	—	—	—	—	—
Guy Sansone (13)	14,344	*	—	—	14,344	*	14,344	*
Gregory S. Roth	—	—	—	—	—	—	—	—
Gregory T. Torres (14)	76,655	*	—	—	76,655	*	76,655	*
Mary Ann Tocio	—	—	—	—	—	—	—	—
Other Executive Officers:
Linda De Renzo (15)	267,165	*	64,263	73,902	202,902	*	193,263	*
Kathleen P. Federico (16)	222,789	*	53,213	61,195	169,576	*	161,594	*
Robert M. Melia (17)	282,083	*	68,081	78,293	214,002	*	203,790	*
Gerald J. Morrissey, Jr. (18)	37,697	*	6,048	6,955	31,649	*	30,742	*
David M. Petersen (19)	330,017	*	79,665	91,615	250,352	*	238,402	*
Dwight D. Robson (20)	212,154	*	50,820	58,443	161,334	*	153,711	*
All directors, executive officers and director designee as a group (20 persons) (21)	3,572,937	9.7%	801,213	926,111	2,771,724	7.5%	2,646,826	7.2%

	Common stock owned before the offering		Shares to be sold in this offering assuming no exercise of Option	Shares to be sold in this offering assuming full exercise of Option	Common stock owned after this offering assuming no option exercise		Common stock owned after this offering assuming full option exercise
Name of Beneficial Owner (1)	Number	Percentage	Number	Number	Number	Percentage	Number	Percentage
Other Selling Stockholders:
Patricia A. Abeling (22)	21,497	*	7,073	8,134	14,424	*	13,363	*
William R. Allen (23)	53,475	*	17,615	20,257	35,860	*	33,218	*
Jamison J. Ashby (24)	30,663	*	6,644	7,641	24,019	*	23,022	*
Wendy K. Bagwell	3,760	*	1,880	2,162	1,880	*	1,598	*
Andrea T. Beaudry (25)	26,958	*	8,565	9,850	18,393	*	17,108	*
Margie A. Blazier (26)	16,952	*	3,665	4,215	13,287	*	12,737	*
Jennifer R. Bligh (27)	27,099	*	8,565	9,850	18,534	*	17,249	*
Sean M. Byrne (28)	38,294	*	12,359	14,213	25,935	*	24,081	*
Lori L. Campbell	7,274	*	3,637	4,183	3,637	*	3,091	*
Dana Delman (29)	9,514	*	3,082	3,544	6,432	*	5,970	*
Darlene Dockins (30)	7,632	*	2,403	2,763	5,229	*	4,869	*
David S. Doth (31)	57,221	*	17,762	20,426	39,459	*	36,795	*
William F. Duffy (32)	95,850	*	26,541	30,522	69,309	*	65,328	*
Robert J. Efford (33)	45,864	*	14,951	17,194	30,913	*	28,670	*
Jonathan A. Fisher (34)	20,591	*	6,221	7,154	14,370	*	13,437	*
Jessica A. Foster (35)	11,759	*	2,974	3,420	8,785	*	8,339	*
Kathleen M. Gass (36)	19,013	*	6,417	7,380	12,596	*	11,633	*
John J. Green (37)	105,256	*	15,309	17,605	89,947	*	87,651	*
Juanita Hayes	15,801	*	15,801	15,801	—	—	—	—
Cynthia M. Herr (38)	4,899	*	1,525	1,754	3,374	*	3,145	*
Michael E. Hofmeister (39)	38,614	*	12,356	14,209	26,258	*	24,405	*
Robin E. Jacome (40)	8,922	*	2,790	3,209	6,132	*	5,713	*
Jane S. Ketcham (41)	17,988	*	5,961	6,855	12,027	*	11,133	*
Chris Kozakis (42)	36,044	*	11,746	13,508	24,298	*	22,536	*
Joy A. Kruppa (43)	11,327	*	2,900	3,335	8,427	*	7,992	*
Peter Kurylo (44)	7,035	*	2,058	2,367	4,977	*	4,668	*
Daniel S. Larson (45)	26,192	*	7,751	8,914	18,441	*	17,278	*
Loren Lucchesi (46)	4,330	*	1,316	1,513	3,014	*	2,817	*
Thomas O. MacDonald (47)	14,662	*	4,041	4,647	10,621	*	10,015	*
Sarah E. Magazine-Yount (48)	11,325	*	2,974	3,420	8,351	*	7,905	*
Patricia Maguire (49)	52,081	*	17,127	19,696	34,954	*	32,385	*
Preston Scott Martin (50)	7,547	*	6,753	6,753	794	*	794	*
Patrick Masyga (51)	15,151	*	5,041	5,797	10,110	*	9,354	*
Maria D. McGee (52)	11,382	*	3,044	3,501	8,338	*	7,881	*
Lisa A. Pakkebier (53)	9,391	*	3,083	3,545	6,308	*	5,846	*
Catherine Brooks Palopoli (54)	5,535	*	1,525	1,754	4,010	*	3,781	*
Carla A. Parker (55)	38,754	*	12,868	14,798	25,886	*	23,956	*
Binh C. Quan (56)	31,643	*	10,131	11,651	21,512	*	19,992	*
Mary Rodenberg-Roberts (57)	16,763	*	3,522	4,050	13,241	*	12,713	*
Pamela L. Sande (58)	28,635	*	9,152	10,525	19,483	*	18,110	*
Brianne Smith (59)	11,495	*	8,888	8,888	2,607	*	2,607	*
Joanna L. Spargo (60)	7,456	*	2,403	2,763	5,053	*	4,693	*
John J. Sweeney, Jr. (61)	24,181	*	7,641	8,787	16,540	*	15,394	*
David R. Turgeon (62)	25,902	*	8,052	9,260	17,850	*	16,642	*
Jane A. Wiemerslage (63)	11,372	*	3,044	3,501	8,328	*	7,871	*
Michael Wilder (64)	7,459	*	2,363	2,717	5,096	*	4,742	*
Claire L. Williamson (65)	9,587	*	3,084	3,547	6,503	*	6,040	*
Darrell A. Wright (66)	7,426	*	2,403	2,763	5,023	*	4,663	*

*	Denotes less than 1%
(1)	A “beneficial owner” of a security is determined in accordance with Rule 13d-3 under the Exchange Act and generally means any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares:

•	voting power which includes the power to vote, or to direct the voting of, such security; and/or

•	investment power which includes the power to dispose, or to direct the disposition of, such security.

Common stock subject to options that are currently exercisable or exercisable within 60 days of September 1, 2015 and common stock subject to restricted stock units that vest within 60 days of September 1, 2015, are deemed to be outstanding and beneficially owned by the person holding the options. Such securities, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(2)	The address for Vestar Capital Partners V, L.P. is c/o Vestar Capital Partners, Inc., 245 Park Avenue, 41st Floor, New York, New York 10167.
(3)	Includes (A) before the offering, 15,428,110 shares of common stock that will be held directly by Vestar Capital Partners V, L.P. (“Vestar V”), 4,243,088 shares of common stock that will be held directly by Vestar Capital Partners V-A, L.P. (“Vestar V-A”), 558,683 shares of common stock that will be held directly by Vestar Capital Partners V-B, L.P. (“Vestar V-B”), and 547,518 shares of common stock that will be held directly by Vestar/NMH Investors, LLC (“Vestar/NMH Investors”) following the Distribution; (B) after the offering, assuming no exercise of the underwriters’ option, 14,053,082 shares of common stock held directly by Vestar V, 3,864,924 shares of common stock held directly by Vestar V-A, 508,891 shares of common stock held directly by Vestar V-B and 498,721 shares of common stock held directly by Vestar/NMH Investors; and (C) after the offering, assuming full exercise of the underwriters’ option, 13,846,829 shares of common stock held directly by Vestar V, 3,808,199 shares of common stock held directly by Vestar V-A, 501,422 shares of common stock held directly by Vestar V-B and 491,401 shares of common stock held directly by Vestar/NMH Investors. Vestar V is the managing member of Vestar/NMH Investors, and Vestar Executives V, L.P. (“Vestar Executives V”) and Vestar Co-Invest V, L.P. (“Vestar Co-Invest V”) are members of Vestar/NMH Investors. Vestar Associates V, L.P. (“Vestar Associates V”) is the general partner of Vestar V, Vestar V-A, Vestar V-B and Vestar Executives V. Vestar Managers V, Ltd. (“VMV”) is the general partner of Vestar Associates V and Vestar Co-Invest V. Daniel S. O’Connell is the sole director of VMV. As a result of these relationships, each of Vestar Associates V, VMV and Mr. O’Connell may be deemed to have beneficial ownership of securities held by Vestar V, Vestar V-A, Vestar V-B and Vestar/NMH Investment (including the securities beneficially owned by Vestar Executives V and Vestar Co-Invest V. Each of Vestar Associates V, VMV and Mr. O’Connell disclaims beneficial ownership of the securities beneficially owned by Vestar V, Vestar V-A, Vestar V-B and Vestar/NMH Investors (including the securities beneficially owned by Vestar Executives V and Vestar Co-Invest V except to the extent its or his respective pecuniary interest therein. The address of Vestar V, Vestar V-A, Vestar V-B, Vestar/NMH Investors, Vestar Executives V, Vestar Co-Invest V, Vestar Associates V, VMV and Mr. O’Connell is 245 Park Avenue, 41st Floor, New York, NY 10167.
(4)	Based on Form 13G filed by FMR LLC on October 10, 2014. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.
(5)	Includes 7,353 restricted stock units and options to purchase 16,303 shares that vest within 60 days of September 1, 2015.
(6)	Includes 21,139 restricted stock units and options to purchase 46,873 shares that vest within 60 days of September 1, 2015.
(7)	Includes 4,136 restricted stock units and options to purchase 9,170 shares that vest within 60 days of September 1, 2015.
(8)	Includes 3,033 restricted stock units and options to purchase 6,725 shares that vest within 60 days of September 1, 2015.
(9)	Includes 3,033 restricted stock units and options to purchase 6,725 shares that vest within 60 days of September 1, 2015.
(10)	Messrs. Elrod, Mundt and Durbin are Managing Directors of Vestar. Each of Messrs. Elrod, Mundt and Durbin disclaims beneficial ownership of any shares beneficially owned by the Fund, except to the extent of his indirect pecuniary interest therein.
(11)	Includes 6,765 restricted stock units that vest within 60 days of September 1, 2015.
(12)	Includes 6,765 restricted stock units that vest within 60 days of September 1, 2015.
(13)	Includes 6,765 restricted stock units that vest within 60 days of September 1, 2015.
(14)	Includes 6,765 restricted stock units that vest within 60 days of September 1, 2015.
(15)	Includes 3,143 restricted stock units and options to purchase 6,969 shares that vest within 60 days of September 1, 2015.
(16)	Includes 3,088 restricted stock units and options to purchase 6,847 shares that vest within 60 days of September 1, 2015.
(17)	Includes 3,033 restricted stock units and options to purchase 6,725 shares that vest within 60 days of September 1, 2015.
(18)	Includes 2,647 restricted stock units and options to purchase 5,869 shares that vest within 60 days of September 1, 2015.
(19)	Includes 3,529 restricted stock units and options to purchase 7,825 shares that vest within 60 days of September 1, 2015.
(20)	Includes 2,757 restricted stock units and options to purchase 6,114 shares that vest within 60 days of September 1, 2015.
(21)	Includes 83,951 restricted stock units and options to purchase 126,145 shares that vest within 60 days of September 1, 2015.
(22)	Includes 1,286 restricted stock units that vest within 60 days of September 1, 2015.
(23)	Includes 978 restricted stock units and options to purchase 2,168 shares that vest within 60 days of September 1, 2015.
(24)	Includes 2,647 restricted stock units and options to purchase 5,869 shares that vest within 60 days of September 1, 2015.
(25)	Includes 772 restricted stock units and options to purchase 1,712 shares that vest within 60 days of September 1, 2015.
(26)	Includes 712 restricted stock units and options to purchase 1,579 shares that vest within 60 days of September 1, 2015.
(27)	Includes 816 restricted stock units and options to purchase 1,809 shares that vest within 60 days of September 1, 2015.
(28)	Includes 926 restricted stock units and options to purchase 2,054 shares that vest within 60 days of September 1, 2015.
(29)	Includes 706 restricted stock units that vest within 60 days of September 1, 2015.
(30)	Includes 764 restricted stock units that vest within 60 days of September 1, 2015.
(31)	Includes 1,055 restricted stock units and options to purchase 2,339 shares that vest within 60 days of September 1, 2015.
(32)	Includes 2,294 restricted stock units and options to purchase 5,086 shares that vest within 60 days of September 1, 2015.
(33)	Includes 978 restricted stock units and options to purchase 2,168 shares that vest within 60 days of September 1, 2015.
(34)	Includes 875 restricted stock units and options to purchase 1,940 shares that vest within 60 days of September 1, 2015.
(35)	Includes 838 restricted stock units and options to purchase 1,858 shares that vest within 60 days of September 1, 2015.
(36)	Includes 676 restricted stock units that vest within 60 days of September 1, 2015.

(37)	Includes 992 restricted stock units and options to purchase 2,201 shares that vest within 60 days of September 1, 2015.
(38)	Includes 541 restricted stock units that vest within 60 days of September 1, 2015.
(39)	Includes 1,029 restricted stock units and options to purchase 2,282 shares that vest within 60 days of September 1, 2015.
(40)	Includes 948 restricted stock units that vest within 60 days of September 1, 2015.
(41)	Includes 956 restricted stock units that vest within 60 days of September 1, 2015.
(42)	Includes 772 restricted stock units and options to purchase 1,712 shares that vest within 60 days of September 1, 2015.
(43)	Includes 772 restricted stock units and options to purchase 1,712 shares that vest within 60 days of September 1, 2015.
(44)	Includes 1,154 restricted stock units that vest within 60 days of September 1, 2015.
(45)	Includes 1,257 restricted stock units and options to purchase 2,788 shares that vest within 60 days of September 1, 2015.
(46)	Includes 570 restricted stock units that vest within 60 days of September 1, 2015.
(47)	Includes 926 restricted stock units and options to purchase 2,054 shares that vest within 60 days of September 1, 2015.
(48)	Includes 706 restricted stock units and options to purchase 1,565 shares that vest within 60 days of September 1, 2015.
(49)	Includes 978 restricted stock units and options to purchase 2,168 shares that vest within 60 days of September 1, 2015.
(50)	Includes 794 restricted stock units that vest within 60 days of September 1, 2015.
(51)	Includes 748 restricted stock units that vest within 60 days of September 1, 2015.
(52)	Includes 661 restricted stock units and options to purchase 1,467 shares that vest within 60 days of September 1, 2015.
(53)	Includes 581 restricted stock units that vest within 60 days of September 1, 2015.
(54)	Includes 1,176 restricted stock units that vest within 60 days of September 1, 2015.
(55)	Includes 617 restricted stock units and options to purchase 1,369 shares that vest within 60 days of September 1, 2015.
(56)	Includes 838 restricted stock units and options to purchase 1,858 shares that vest within 60 days of September 1, 2015.
(57)	Includes 661 restricted stock units and options to purchase 1,467 shares that vest within 60 days of September 1, 2015.
(58)	Includes 772 restricted stock units and options to purchase 1,712 shares that vest within 60 days of September 1, 2015.
(59)	Includes 810 restricted stock units and options to purchase 1,797 shares that vest within 60 days of September 1, 2015.
(60)	Includes 588 restricted stock units that vest within 60 days of September 1, 2015.
(61)	Includes 1,213 restricted stock units that vest within 60 days of September 1, 2015.
(62)	Includes 838 restricted stock units and options to purchase 1,858 shares that vest within 60 days of September 1, 2015.
(63)	Includes 661 restricted stock units and options to purchase 1,467 shares that vest within 60 days of September 1, 2015.
(64)	Includes 706 restricted stock units that vest within 60 days of September 1, 2015.
(65)	Includes 773 restricted stock units that vest within 60 days of September 1, 2015.
(66)	Includes 558 restricted stock units that vest within 60 days of September 1, 2015.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Set forth below are certain transactions and relationships between us and our directors, executive officers and equityholders that have occurred during the last three years.

Limited Liability Company Agreement

On September 16, 2014, the LLC entered into the Seventh Amended and Restated Limited Liability Company Agreement (as amended, the “Limited Liability Company Agreement”) by and among the LLC, Vestar, an affiliate of Vestar, the management and director investors and future parties to such agreement. Under the Limited Liability Company Agreement, the management committee of the LLC consists of members elected by a plurality vote of the holders of the LLC’s Class A Common Units consisting of the designees of Vestar as determined in accordance with the Securityholders Agreement described below and one additional person. The management committee has four members. Subject to the terms of the Securityholders Agreement, any member of the management committee may be removed at any time by the holders of a majority of the total voting power of the outstanding Class A Common Units.

The management committee manages and controls the business and affairs of the LLC and has the power to, among other things, amend the Limited Liability Company Agreement, approve any significant corporate transactions and appoint officers. It can also delegate such authority by agreement or authorization.

The Limited Liability Company Agreement also contains agreements among the parties with respect to the allocation of net income and net loss and the distribution of assets among the holders of the Preferred Units and the Common Units. The value of the Preferred Units accrues over time so that holders of the Preferred Units are entitled to receive a specified rate of return upon distributions by the LLC prior to any distributions in respect of the Common Units. On July 5, 2007, the Company paid a dividend to its largest stockholder, the LLC, which was used by the LLC to pay a return of capital with respect to its Preferred Units. The LLC froze the accrual of the Preferred Units as of December 31, 2010, and the LLC restarted the accrual of the Preferred Units from July 1, 2013.

Following the consummation of the Distribution, this offering and the winding up of the LLC’s affairs, the LLC is expected to be dissolved, at which time the Limited Liability Company Agreement will be terminated.

Management Unit Subscription Agreements

In connection with the acquisition of the LLC by Vestar on June 29, 2006, the LLC entered into several agreements with management investors and with Mr. Torres, pursuant to which such investors subscribed for and purchased Preferred Units and Class A Common Units (which is the only class of voting equity interests in the LLC). Robert Melia, our Chief Business Development Officer, and Kathleen Federico, our Chief Human Resources Officer, also subscribed for and purchased Preferred Units and Class A Common Units after their respective start dates with the Company. The Preferred Units and 30% of the Class A Common Units were vested with respect to appreciation upon issuance. The remaining 70% of the units vested ratably over 49 months, and thus all of the issuances are fully vested.

In addition, the LLC has previously entered into agreements with management investors, including all of the executive officers, whereby such management investors were granted non-voting Class B management Common Units, Class C Common Units, Class D Common Units, Class F Common Units and/or, for certain investors, Class G Common Units or Class H Common Units, all at either nominal or no cost. The Class B, Class C and Class D Common Units’ rights to share in an increase in value of the LLC are fully vested for all holders. With respect to the executive officers except for Mr. Cohen, based on the fact they were hired before December 31, 2008, the Class F Common units were 75% vested when issued, and the remaining 25% vested as of December 15, 2012. Mr. Cohen was issued Class F Common Units at no cost in December 2011 after he joined the Company. In connection with his promotion, Mr. Nardella was issued Class F Common Units at no cost in January 2014. Mr. Cohen’s and Mr. Nardella’s Class F Common Units are vesting over a three-year period, with one-third vesting each year upon the anniversary of the date the units were issued. Mr. Cohen’s Class F Common Units fully vested as of December 31, 2014. The Class G Common Units vested upon the consummation of our IPO. The agreement governing the Class H Common Units originally provided that such units would vest upon the consummation of a sale of the Company. In connection with our IPO, we amended the terms of the Class H Common Units so that they will vest upon the earlier to occur of a “sale of the Company” and the achievement of a multiple of investment return threshold by Vestar and its affiliates.

In the aggregate, the Class B, Class C, Class D and Class F Common Units represent the right to receive 10.0% of the increase in value of the common equity interests in the LLC. The Class G Common Units will share with the Class A Common Units the increase in value of the common equity interests in the LLC that was formerly allocated solely to the Class A Common Units. Once vested, the holders of Class H Common Units will be entitled to receive between 0.0% and 5.0% of the common equity value distributed by the LLC to its unitholders depending upon the multiple of investment achieved by Vestar and its affiliates.

The LLC may be required to purchase a certain percentage of an executive officer’s Preferred, Class A, Class B, Class C, Class D and Class F Common Units in the event of such investor’s disability, death or retirement. In addition, the LLC has the right to purchase all or a portion of a management investor’s units upon the termination of such investor’s active employment with the Company or its affiliates. The price at which the units will be purchased will vary depending on a number of factors, including (i) the circumstances of such termination of employment and whether the management investor engages in certain proscribed competitive activities following employment, (ii) the length of time such units were held and (iii) the financial performance of the LLC over a certain specified time period. However, the LLC shall not be obligated to purchase any units at any time to the extent that the purchase of such units, or a payment to the LLC by one of its subsidiaries in order to fund such purchase, would result in a violation of law, a financing default or adverse accounting consequences, or if a financing default exists which prohibits such purchase or payment. From time to time, the LLC may enter into additional management subscription agreements with the management investors or additional members of management pursuant to which it may issue additional units.

Following the consummation of the Distribution, this offering and the winding up of the LLC’s affairs, the LLC is expected to be dissolved, at which time the management unit subscription agreements will be terminated.

Director Unit Subscription Agreements

In connection with her election to our board of directors in December 2008, Pamela F. Lenehan entered into a Director Unit Subscription Agreement with the LLC. Ms. Lenehan subscribed for specified amounts of Preferred Units, Class A Common Units and Class E Common Units of the LLC for an aggregate purchase price of $125,159. These units were issued to Ms. Lenehan in January 2009. In connection with his election to our board of directors in December 2009, Guy Sansone was offered the opportunity to subscribe for 3,187 Class E Common Units of the LLC for an aggregate purchase price of $159.35. These units were issued to Mr. Sansone in September 2010.

Following the consummation of the Distribution, this offering and the winding up of the LLC’s affairs, the LLC is expected to be dissolved, at which time the director unit subscription agreements will be terminated.

Securityholders Agreement

On September 16, 2014, the LLC entered into an Amended and Restated Securityholders Agreement (the “Securityholders Agreement”) among the LLC, Vestar, an affiliate of Vestar, the management and director investors and any future parties to such agreement as amended (collectively, the “Securityholders”).

The Securityholders Agreement provides that the Securityholders will vote all of their units to elect and continue in office a management committee of the LLC composed of: (a) up to three designees of Vestar; and (b) one designee of the employee investors.

In addition, each Securityholder has agreed, subject to certain limited exceptions, that he or she will vote all of his units as directed by Vestar in connection with amendments to the LLC’s organizational documents, mergers or other business combinations, the disposition of all or substantially all of the LLC’s property and assets, reorganizations, recapitalizations or the liquidation, dissolution or winding up of the LLC.

The Securityholders Agreement provides (i) the LLC has a right of first refusal with respect to proposed transfers of securities of the LLC by the employee investors, (ii) the management with “tag-along” rights with respect to transfers of securities beneficially owned by Vestar, its partners or their transferees, (iii) Vestar with “take-along” rights with respect to securities owned by the investors in a sale of a majority of the equity or voting interests of the LLC, NMH Holdings, LLC or certain of their holding company subsidiaries, or in a sale of all or substantially all of the assets of the LLC and its subsidiaries and (iv) the employee investors who own Preferred Units or Class A Common Units with certain participation rights in issuances of new Preferred Units or Common Units by the LLC to Vestar and its affiliates. In addition, Vestar has certain rights to require the LLC (or its successors) to register securities held by the Securityholders under the Securities Act of 1933, as amended (the “Securities Act”) up to eight times, and Vestar and the other Securityholders have certain rights to participate in publicly registered offerings of the LLC’s common equity initiated by the LLC or other third parties; provided that Vestar and the other Securityholders will not have registration rights with respect to registerable securities under the Securityholders Agreement if such Securityholder has registration rights under the registration rights agreement described below under “—Registration Rights Agreement” with respect to such securities.

Following the consummation of the Distribution, this offering and the winding up of the LLC’s affairs, the LLC is expected to be dissolved, at which time the Securityholders Agreement will be terminated.

Director Nominating Agreement

On September 16, 2014, we entered into a director nominating agreement with the LLC, which contains provisions relating to nominations for the election of directors. The director nominating agreement provides that the LLC or affiliates of Vestar will have the right to nominate: (i) eight of nine directors so long as the LLC and affiliates of Vestar collectively own at least 40% of the total voting power of Civitas; (ii) seven of nine directors so long as the LLC and affiliates of Vestar collectively own at least 35% of the total voting power of Civitas; (iii) six of nine directors so long as the LLC and affiliates of Vestar collectively own at least 30% of the total voting power of Civitas; (iv) five of nine directors so long as the LLC and affiliates of Vestar collectively own at least 25% of the total voting power of Civitas; (v) four of nine directors so long as the LLC and affiliates of Vestar collectively own at least 20% of the total voting power of Civitas; (vi) three of nine directors so long as the LLC and affiliates of Vestar collectively own at least 15% of the total voting power of Civitas; (vii) two of nine directors so long as the LLC and affiliates of Vestar collectively own at least 10% of the total voting power of Civitas; (viii) one of nine directors so long as the LLC and affiliates of Vestar collectively own at least 5% of the total voting power of Civitas. In each case we will agree to take certain actions to support those nominees for election and include the nominees in the proxy statements for the stockholders meetings at which directors are to be elected.

Registration Rights Agreement

On September 16, 2014, we entered into a registration rights agreement with the LLC. Pursuant to the registration rights agreement, the LLC is entitled to request that we register the shares of our common stock held by the LLC on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations.” The LLC is also entitled to participate in certain registered offerings by us, subject to the terms and conditions in the registration rights agreement. We will pay the LLC’s expenses in connection with the LLC’s exercise of these rights. The registration rights described in this paragraph apply to (i) shares of our common stock held by the LLC as of the closing of our IPO and (ii) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the common stock described in clause (i) with respect to any dividend, distribution, recapitalization, reorganization, or certain other corporate transactions (“Registrable Securities”). These registration rights are also for the benefit of any subsequent holder of Registrable Securities. However, any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the Securities Act or repurchased by us or our subsidiaries. In addition, with our consent and the consent of the holders of a majority of Registrable Securities, any Registrable Securities held by a person other than Vestar Capital Partners V, L.P. and its affiliates, upon notice from us, will cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act.

This offering is being made as a demand registration by the LLC. In connection with the Distribution, the LLC’s registration rights are being assigned to all of the members of the LLC, upon each such member’s execution of a joinder to that agreement pursuant to which they agree to become subject to all of the rights and obligations thereunder, and the members of the LLC will become subsequent holders of the Registrable Securities. Prior to the Distribution, we and the LLC will amend and restate the registration rights agreement to provide that, notwithstanding the general rule that underwriter cutbacks will be applied pro rata among the subsequent holders of Registrable Securities, (i) in this offering, the Management Committee of the LLC will determine the limitation on inclusion of Registrable Securities for each subsequent holder of Registrable Securities on an individual basis, except that Vestar and its affiliates may include more than their pro rata share only if the holders of a majority of the Registrable Securities held by subsequent holders who are employees consent, and (ii) in this offering and in all future offerings, Edward M. Murphy will be permitted to include at least 35% of the Registrable Securities he receives in the Distribution, if the underwriters agree that the Registrable Securities he includes in excess of his pro rata portion can be sold without any adverse effect to the offering, and the Registrable Securities to be included by Vestar and its affiliates will be reduced by the amount by which Mr. Murphy’s participation exceeds his pro rata portion.

Management Agreement

Prior to the completion of our IPO in September 2014, Vestar and NMHI were parties to a management agreement relating to certain advisory and consulting services rendered by Vestar. In consideration of those services, Vestar earned an aggregate per annum management fee equal to the greater of (i) $850,000 or (ii) an amount per annum equal to 1.00% of NMHI’s consolidated earnings before depreciation, amortization, interest and taxes for each fiscal year before deduction of Vestar’s fee, determined as set forth in NMHI’s senior credit agreement. NMHI also agreed to indemnify Vestar and its affiliates from and against all losses, claims, damages and liabilities arising out of the performance by Vestar of its services pursuant to the management agreement. The management agreement provided for the payment of reasonable and customary transaction advisory fees to Vestar for services in connection with our IPO; provided that such fees were paid pursuant to the consent of the directors of NMHI who are not affiliated with or employed by Vestar.

Pursuant to the management agreement, NMHI paid Vestar annual fees of $1.3 million, $1.4 million and $9.5 million in the fiscal years ended September 30, 2012, 2013 and 2014, respectively. In connection with our IPO on September 16, 2014, we paid Vestar a transaction advisory fee of $8.0 million, which was approved by a majority of our directors who are not affiliated with or employed by Vestar. The management agreement terminated on September 16, 2014 upon completion of our IPO.

Indemnification Agreements

We have indemnification agreements with each of our directors and executive officers. Under the indemnification agreements, directors and executive officers are indemnified against certain expenses, judgments and other losses resulting from involvement in legal proceedings arising from service as a director or executive officer. Civitas will advance expenses incurred by directors or executive officers in defending against such proceedings, and indemnification is generally not available for proceedings brought by an indemnified person (other than to enforce his or her rights under the indemnification agreement). If an indemnified person elects or is required to pay all or any portion of any judgment or settlement for which Civitas is jointly liable, Civitas will contribute to the expenses, judgments, fines and amounts paid in settlement incurred by the indemnified person in proportion to the relative benefits received by Civitas (and its officers, directors and employees other than the indemnified person) and the indemnified person, as may, to the extent necessary to conform to law, be further adjusted by reference to the relative fault of NMHI (and its officers, directors and employees other than the indemnified person) and the indemnified person in connection with the events that resulted in such losses, as well as any other equitable considerations which the law may require to be considered. NMHI is a guarantor of Civitas’ obligations under this agreement.

Policies and Procedures for Related Party Transactions

In connection with our IPO, we adopted a policy which provides that our Audit Committee is responsible for reviewing and approving or ratifying related party transactions. For purposes of the policy, a “related party transaction” means a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which Civitas was, is or will be a participant and the amount involved will or may be expected to exceed $120,000, and in which our executive officers, directors, director nominees or any stockholder beneficially owning in excess of five percent of our stock (each, a “related party”) had, has or will have a direct or indirect material interest (including any transactions requiring disclosure under Item 404 of Regulation S-K). Any related party who intends to enter into a related party transaction shall promptly disclose that intention and all material facts with respect to such transaction to our Chief Legal Officer. The Chief Legal Officer will then promptly communicate that information to the Audit Committee of the Board. The Audit Committee will review all related party transactions and approve such transactions (subject to a delegation of authority as provided in the policy). In determining whether to approve or ratify a related party transaction, the Audit Committee will take into account, among other factors it deems appropriate, whether the related party transaction is on terms no less favorable than the terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. It is our policy that directors interested in a related party transaction will recuse themselves from any such vote.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facilities

On January 31, 2014, NMHI and NMH Holdings entered into the senior credit agreement with Barclays Bank PLC, as administrative agent, and the other agents and lenders named therein, for the senior secured credit facilities, consisting of a $600.0 million term loan facility, of which $50.0 million was deposited in a cash collateral account in support of issuance of letters of credit under an institutional letter of credit facility, and a $100.0 million senior secured revolving credit facility. The term loan facility has a seven-year maturity and the senior revolver has a five-year maturity. The senior credit agreement provides that NMHI may make one or more offers to the lenders, and consummate transactions with individual lenders that accept the terms contained in such offers, to extend the maturity date of the lender’s term loans and/or revolving commitments, subject to certain conditions, and any extended term loans or revolving commitments will constitute a separate class of term loans or revolving commitments.

On October 21, 2014, NMHI increased the revolving commitment under the senior revolver by $20.0 million, on terms identical to those applicable to the existing senior revolver.

On February 27, 2015, NMHI and NMHH, and certain subsidiaries of NMHI, as guarantors, entered into Amendment No. 3 (the “Incremental Amendment”) to the senior credit agreement. The Incremental Amendment provided for an additional $55.0 million term loan, which was funded on February 27, 2015, pursuant to the terms of the senior credit agreement that permit up to $125.0 million of incremental borrowings plus any additional amounts so long as NMHI’s consolidated first lien leverage ratio, as defined in the senior credit agreement, does not exceed 4.50 to 1.00 on a pro forma basis, subject to the conditions set forth in the senior credit agreement. All of the other terms of the additional $55.0 million term loan are identical to the term loan facility.

As of June 30, 2015, NMHI had $647.2 million of borrowings outstanding under the term loan facility. The aggregate amount of the revolving commitment under the senior revolver as of June 30, 2015 was $120.0 million. As of June 30, 2015, NMHI had no borrowings outstanding under the senior revolver and $48.4 million of letters of credit issued under the institutional letter of credit facility. As of June 30, 2015, $0.9 million of letters of credit were issued under the senior revolver. As of June 30, 2015, NMHI had $119.1 million of available credit under the senior revolver.

All of NMHI’s obligations under the senior secured credit facilities are guaranteed by NMHH and the Subsidiary Guarantors. Pursuant to the guarantee and security agreement, among NMHH, as parent guarantor, NMHI, certain of NMHI’s subsidiaries, as subsidiary guarantors and Barclays Bank, PLC, as administrative agent, subject to certain exceptions, the obligations under the senior secured credit facilities are secured by a pledge of 100% of NMHI’s capital stock and the capital stock of domestic subsidiaries owned by NMHI and any other domestic Subsidiary Guarantor and 65% of the capital stock of any first tier foreign subsidiaries, and a security interest in substantially all of NMHI’s tangible and intangible assets and the tangible and intangible assets of NMHH and each Subsidiary Guarantor.

The senior revolver includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as the “swingline loans.” Any issuance of letters of credit or making of a swingline loan will reduce the amount available under the senior revolver.

At NMHI’s option, NMHI may add one or more term loan facilities or increase the commitments under the senior revolver in an aggregate amount of up to $125.0 million plus any additional amounts so long as certain conditions, including a consolidated first lien leverage ratio (as defined in the senior credit agreement) of not more than 4.50 to 1.00 on a pro forma basis, are satisfied.

Borrowings under the senior secured credit facilities bear interest, at NMHI’s option, at: (i) an ABR rate equal to the greater of (a) the prime rate, (b) the federal funds rate plus 1/2 of 1.0%, and (c) the Eurodollar rate for an interest period of one-month beginning on such day plus 100 basis points, plus a margin of 2.25% (provided that the ABR rate applicable to the term loan facility will not be less than 2.00% per annum); or (ii) the Eurodollar rate (provided that the Eurodollar rate applicable to the term loan facility shall not be less than 1.00% per annum), plus a margin of 3.25%. NMHI is also required to pay a commitment fee to the lenders under the senior revolver at an initial rate of 0.50% of the average daily unutilized commitments thereunder. NMHI must also pay customary letter of credit fees.

The senior credit agreement requires NMHI to make mandatory prepayments, subject to certain exceptions, with: (i) 50% (which percentage will be reduced upon NMHI’s achievement of certain first lien leverage ratios) of NMHI’s annual excess cash flow; (ii) 100% of net cash proceeds of all non-ordinary course assets sales or other dispositions of property, subject to certain exceptions and thresholds; and (iii) 100% of the net cash proceeds of any debt incurrence, other than debt permitted under the senior credit agreement. NMHI is required to repay the term loan facility portion of the senior secured credit facilities in quarterly principal installments of 0.25% of the principal amount, with the balance payable at maturity. The senior credit agreement permits NMHI to offer to the lenders newly issued notes in exchange for their term loans in one or more permitted debt exchange offers, subject to the conditions set forth in the senior credit agreement.

The senior credit agreement contains a springing financial covenant. If, at the end of any fiscal quarter, NMHI’s usage of the senior revolver exceeds 30% of the commitments thereunder, then NMHI is required to maintain at the end of each such fiscal quarter, a consolidated first lien leverage ratio of not more than 5.50 to 1.00. This consolidated ratio will step down to 5.00 to 1.00 commencing with the fiscal quarter ending March 31, 2017. The springing financial covenant was not in effect as of June 30, 2015 or September 30, 2014 as NMHI’s usage of the senior revolver did not exceed the threshold for that quarter.

The senior credit agreement also contains a number of covenants that, among other things, restrict, subject to certain exceptions, NMHI’s ability and the ability of NMHI’s subsidiaries to: (i) incur additional indebtedness; (ii) create liens on assets; (iii) engage in mergers or consolidations; (iv) sell assets; (v) pay dividends and distributions or repurchase NMHI’s capital stock; (vi) enter into swap transactions; (vii) make investments, loans or advances; (viii) repay certain junior indebtedness; (ix) engage in certain transactions with affiliates; (x) enter into sale and leaseback transactions; (xi) amend material agreements governing certain of NMHI’s junior indebtedness; (xii) change NMHI’s lines of business; (xiii) make certain acquisitions; and (xiv) limitations on the letter of credit cash collateral account. If NMHI withdraws any of the $50.0 million from the cash collateral account supporting the issuance of letters of credit, NMHI must use the cash to either prepay the term loan facility or to secure any other obligations under the senior secured credit facilities in a manner reasonably satisfactory to the administrative agent. The senior credit agreement contains customary affirmative covenants and events of default.

DESCRIPTION OF CAPITAL STOCK

The following summary of certain provisions of our capital stock does not purport to be complete and is subject to our amended and restated certificate of incorporation, our amended and restated bylaws and the provisions of applicable law. Copies of our amended and restated certificate of incorporation and amended and restated bylaws will be filed as exhibits to the registration statement, of which this prospectus is a part.

Authorized Capitalization

General

The total amount of our authorized capital stock consists of 350,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of undesignated preferred stock. As of September 1, 2015, we had 36,969,486 shares of common stock outstanding and no shares of preferred stock outstanding.

The following summary describes all material provisions of our capital stock. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

As of September 1, 2015, there were three stockholders of record of our common stock.

Preferred Stock

We do not have any shares of preferred stock outstanding. Our Board of Directors has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL. The issuance of our preferred stock could have the effect of decreasing the trading price of our common stock, restricting dividends on our capital stock, diluting the voting power of our common stock, impairing the liquidation rights of our capital stock, or delaying or preventing a change in control of our company.

Voting Rights

Each holder of our common stock is entitled to one vote per share on each matter submitted to a vote of stockholders. Our amended and restated bylaws provide that the presence, in person or by proxy, of holders of shares representing a majority of the outstanding shares of capital stock entitled to vote at a stockholders’ meeting shall constitute a quorum. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law or our certificate of incorporation, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights.

Dividend Rights

Each holder of shares of our capital stock will be entitled to receive such dividends and other distributions in cash, stock or property as may be declared by our Board of Directors from time to time out of our assets or funds legally available for dividends or other distributions. See the section entitled “Dividend Policy.” These rights are subject to the preferential rights of any other class or series of our preferred stock.

Other Rights

Each holder of common stock is subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that we may designate and issue in the future. This offering is not subject to pre-emptive rights.

Liquidation Rights

If our company is involved in a consolidation, merger, recapitalization, reorganization, or similar event, each holder of common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the Board of Directors the power to discourage acquisitions that some stockholders may favor.

Action by Written Consent, Special Meeting of Stockholders and Advance Notice Requirements for Stockholder Proposals

Our amended and restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once Vestar and its affiliates cease to beneficially own more than 40% of our outstanding shares. Our amended and restated certificate of incorporation and bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can be called only pursuant to a resolution adopted by a majority of the total number of directors that we would have if there were no vacancies or, until the date that Vestar ceases to beneficially own more than 40% of our outstanding shares, at the request of Vestar and its affiliates. Except as described above, stockholders will not be permitted to call a special meeting or to require the Board of Directors to call a special meeting. In addition, our amended and restated bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Classified Board

Our amended and restated certificate of incorporation provides that our Board of Directors is divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our Board of Directors is elected each year. The classification of directors may have the effect of making it more difficult for stockholders to change the composition of our board.

Removal of Directors

Our amended and restated certificate of incorporation provides that directors may be removed with or without cause at any time upon the affirmative vote of holders of at least a majority of the voting power of all outstanding shares of capital stock entitled to vote in the election of directors until Vestar ceases to beneficially own more than 40% of our outstanding shares. After such time, directors may only be removed from office only for cause and only upon the affirmative vote of at least 75% of the voting power of our outstanding shares of common stock entitled to vote in the election of directors.

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended, altered, changed or repealed by a majority vote of our Board of Directors, provided that, in addition to any other vote otherwise required by law, after the date on which Vestar ceases to beneficially own more than 40% of our outstanding shares, any amendment, alteration, change, or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of at least 75% of the voting power of our outstanding shares of common stock. Additionally, after the date on which Vestar ceases to beneficially own more than 40% of our outstanding shares, the affirmative vote of at least 75% of the voting power of the outstanding shares of capital stock entitled to vote on the adoption, alteration, amendment or repeal of our amended and restated certificate of incorporation, voting as a single class, will be required to amend or repeal or to adopt any provision inconsistent with specified provisions of our amended and restated certificate of incorporation. This requirement of a supermajority vote to approve amendments to our amended and restated certificate of incorporation and amended and restated bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless: (1) the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of 2/3 of the holders of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

Under our amended and restated certificate of incorporation, we opted into Section 203 of the DGCL, and will therefore be subject to Section 203.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board of Directors because the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Corporate Opportunity

Messrs. Durbin, Elrod and Mundt, who are managing directors of Vestar, serve on our board of directors. Our amended and restated certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to Vestar or any of its officers, directors, agents, stockholders, members, managers, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for Vestar, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, to the fullest extent permitted by law by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us. Neither Vestar nor any of its representatives has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

Exclusive Jurisdiction of Certain Actions

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of fiduciary duty and certain other actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc. Its address is 1717 Arch Street, Suite 1300, Philadelphia, Pennsylvania 19103.

Listing

Our common stock is listed on the New York Stock Exchange under the trading symbol “CIVI”.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Sale of Restricted Shares

Upon completion of this offering, we will have 36,969,486 shares of common stock outstanding, based on the number of shares outstanding on September 1, 2015. Of these shares of common stock, the 11,700,000 shares of common stock sold in our initial public offering and the 3,000,000 shares of common stock being sold in this offering will be freely tradable without restriction under the Securities Act, except for any such shares which are held by or may be acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act (“Rule 144”), which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The 22,250,000 shares of our common stock distributed to the members of the LLC in the Distribution but not sold in this offering will be “restricted securities,” as that term is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemption provided by Rule 144 under the Securities Act, which rule is summarized below.

Rule 144

In general, under Rule 144 as currently in effect, persons who acquire shares of our common stock in the Distribution and are not one of our affiliates at any time during the three months preceding a sale may sell the shares they receive in the Distribution upon the earlier of (1) the expiration of a six-month holding period, if we have filed all required reports for at least 90 days prior to the date of sale, or (2) the expiration of a one-year holding period. We believe that all holders who receive common stock in the Distribution will be permitted to “tack” the holding period of the LLC to their own holding periods with respect to their common stock for purposes of establishing the requisite six-month or one-year holding period. As a result, following the Distribution, a person who was not one of our affiliates at any time during the three months preceding a sale will be entitled to sell all of the shares of common stock they receive in the Distribution under Rule 144 without restriction.

Provided current public information about us is available at the time of sale, a person who acquires shares of our common stock in the Distribution and is or was one of our affiliates at any time during the three months preceding a sale (or group of persons who were affiliates at any time during the three months preceding a sale whose shares are required to be aggregated) will be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 369,695 shares immediately after this offering, based on the number of shares of our common stock outstanding as of September 1, 2015; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates will be required to be aggregated in calculating compliance with the volume limits of Rule 144 described above for a period of six months following the Distribution and are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Stock Plans

We have filed a registration statement on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under the equity incentive plan we adopted in connection with our initial public offering. Shares registered under such registration statement are available for sale in the open market, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We, each of our executive officers, directors and director designee, the selling stockholders and all of the other members of the LLC receiving shares of our common stock in the Distribution have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC for a period of 90 days after the date of this prospectus (subject to extension in certain circumstances). For additional information, see “Underwriting.”

Registration Rights

Following completion of the Distribution and this offering, affiliates of Vestar and the other members of the LLC, which will collectively hold an aggregate of 22,250,000 shares of our common stock, and their transferees will be entitled to certain rights with respect to the registration of their shares under the Securities Act. Shares covered by a future registration statement will be eligible for sales in the public market upon the expiration or release from the terms of the lock-up agreements referred to above. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for more information.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of certain U.S. federal income tax consequences to non-U.S. holders, as defined below, of the ownership and disposition of shares of our common stock. This summary applies to you only if you are a non-U.S. holder of shares of our common stock that purchases the shares in this offering and will hold such shares as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This summary also assumes that no item of income or gain in respect of the such common stock at any time will be effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of shares of our common stock that, for U.S. federal income tax purposes, is not any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized (or deemed to be created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership considering an investment in shares of our common stock, you should consult your tax advisors.

This summary does not address tax considerations applicable to entities that are disregarded for U.S. federal income tax purposes (regardless of their place of organization or formation). This summary is based upon provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, rulings and other administrative pronouncements, and judicial decisions, all as of the date hereof. These authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not significantly alter the tax considerations described in this summary.

This summary does not address all aspects of U.S. federal income taxation (such as the alternative minimum tax or the additional 3.8% Medicare tax on “net investment income”), and does not address any aspects of other federal taxes (such as gift and estate taxes) or state, local or non-U.S. taxes that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not describe the U.S. federal income tax consequences applicable to you if you are subject to special treatment under U.S. federal income tax laws (including if you are a U.S. expatriate or an entity subject to the U.S. anti-inversion rules, a bank or other financial institution, an insurance company, a tax-exempt entity (including private foundations) or tax-qualified retirement plans, a trader, broker or dealer in securities or currencies, a regulated investment company, a real estate investment trust, a “controlled foreign corporation,” a “passive foreign investment company,” an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes (or an investor in such a pass-through entity), a corporation that accumulates earnings to avoid U.S. federal income tax, a person who acquired shares of our common stock as compensation or otherwise in connection with the performance of services, a person whose functional currency is other than the United States dollar, or a person who has acquired shares of our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment).

We have not sought and do not expect to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the ownership or disposition of shares of our common stock that differ from those discussed below.

This summary is for general information only and is not intended to constitute a complete description of all U.S. federal income tax consequences for non-U.S. holders relating to the ownership and disposition of shares of our common stock. If you are considering the purchase of shares of our common stock, you should consult your tax advisors concerning the particular U.S. federal income tax consequences to you of the ownership and disposition of shares of our common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Dividends

In general, cash distributions on shares of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent any such distributions exceed both our current and our accumulated earnings and profits, they will first be treated as a return of capital reducing a non-U.S. holder’s tax basis in our common stock (determined on a share by share basis), but not below zero, and thereafter will be treated as gain from the sale of stock, the treatment of which is discussed below under “Gain on Disposition of Shares of Common Stock.”

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay dividends, subject to the discussions below of backup withholding and the Foreign Account Tax Compliance Act (“FATCA”) legislation, dividends paid to a non-U.S. holder generally will be subject to a U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding, as discussed below) for dividends generally will be required (a) to complete IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a “United States person” as defined under the Code and is eligible for treaty benefits, or (b) if shares of our common stock are held through certain foreign intermediaries (including certain foreign partnerships), satisfy the relevant certification requirements of applicable U.S. Treasury Regulations. This certification must be provided to us or our paying agent prior to the payment to the non-U.S. holder of any dividends, and may be required to be updated periodically.

A non-U.S. holder of shares of our common stock eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Shares of Common Stock

Subject to the discussions below of backup withholding and the FATCA legislation, any gain realized by a non-U.S. holder on the sale or other disposition of shares of our common stock generally will not be subject to United States federal income tax, unless:

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition, and certain other conditions are met; or

•	we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our common stock (the “applicable period”).

We believe that we have not been, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of other business assets, there can be no assurance that we are not currently or will not become a USRPHC in the future. Even if we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, a non-U.S. holder will be subject to U.S. federal income tax on any gain not otherwise taxable only if such non-U.S. holder actually or constructively owned more than five percent of our outstanding common stock at some time during the applicable period. You should consult your tax advisor about the consequences that could result if we are, or become, a USRPHC.

Any individual non-U.S. holder described in the first bullet above will be required to pay a flat 307a tax on the gain derived from the sale, exchange, or other disposition of our common shares, or such other reduced rate as may be specified by an applicable income tax treaty, which gain may be offset by U.S. source capital losses (even though the non-U.S. holder is not considered a resident of the U.S.).

Information Reporting and Backup Withholding

The amount of dividends paid to each non-U.S. holder, and the tax withheld with respect to such dividends generally will be reported annually to the IRS and to each such holder, regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder generally will be subject to backup withholding with respect to dividends paid to such holder unless such holder certifies under penalty of perjury (generally on an applicable IRS Form W-8) that it is not a “United States person” as defined under the Code (and the payer does not have actual knowledge or reason to know that such holder is such a United States person), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition by a non-U.S. holder of shares of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless such non-U.S. holder certifies under penalty of perjury that it is not a “United States person” (as defined under the Code), and the payer does not have actual knowledge or reason to know that the non-U.S. holder is such a United States person, or such non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Legislation Affecting Taxation of Common Stock Held by or Through Foreign Entities

Legislation enacted in 2010, known as the “FATCA” legislation, generally imposes a withholding tax of 30% on dividend income from our common stock and on the gross proceeds of a sale or other disposition of our common stock paid to certain “foreign financial institutions” (as specifically defined under FATCA), unless such institution (i) enters into an agreement with the U.S. government, or (ii) is required by and complies with applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction, in either case to, among other things, collect and provide to the U.S. or other relevant tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners). The FATCA legislation also generally will impose a withholding tax of 30% on dividend income from our common stock and the gross proceeds of a sale or other disposition of our common stock paid to a non-U.S. entity that is not a “foreign financial institution” unless such entity provides the applicable withholding agent with a certification identifying the substantial U.S. owners of the entity (if any), which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity (or more than zero percent in the case of some entities), or another exception applies. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such withholding taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Under final U.S. Treasury Regulations and subsequent administrative guidance, this legislation only applies to payments of dividends made after June 30, 2014 and payments of gross proceeds made after December 31, 2016. Non-U.S. holders should consult their tax advisors regarding the implications of this legislation on their investment in our common stock.

THE SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS OF OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC are acting as representatives of the underwriters and joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from the selling stockholders the respective number of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
Raymond James & Associates, Inc.
SunTrust Robinson Humphrey, Inc.
BMO Capital Markets Corp.
Avondale Partners, LLC

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we and the selling stockholders deliver customary closing documents to the underwriters.

One of our directors, who is not affiliated with our sponsor, may purchase shares in this offering.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions the selling stockholder will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the offering price to the public and the amount the underwriters pay to the selling stockholders for the shares.

Selling Stockholder
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $         per share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us and the selling stockholders are estimated to be approximately $0.9 million (excluding underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commissions. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $25,000.

Option to Purchase Additional Shares

Certain of the selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 450,000 shares from such selling stockholders at the public offering price less underwriting discounts and commissions. This option may be exercised to the extent the underwriters sell more than 3,000,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We, all of our executive officers, directors and director designee, the selling stockholders and all of the other members of the LLC receiving shares of our common stock in the Distribution have agreed that, for a period of 90 days after the date of this prospectus, subject to certain limited exceptions, we and they will not directly or indirectly, without the prior written consent of each of Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus), or sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) file or cause to be filed a registration statement, including any amendments thereto, with respect to any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing.

If:

•	during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

the 90-day restricted period described above will be extended (and the restrictions above will continue to apply) until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of the material event, unless Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, in their sole discretion, confirm to us in writing that such extension will not be required. However, such extension of the 90-day restricted period shall not apply if at the expiration of the 90-day restricted period (i) the common stock meets the definition of “actively traded securities” (as defined in Regulation M under the Exchange Act) and (ii) we meet the applicable requirements if paragraph (a)(1) of Rule 139 under the Securities Act in the manner contemplated by NASD Rule 2711(f)(4) of the FINRA Manual.

Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, in their discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Listing on the NYSE

Our common stock is listed on the New York Stock Exchange under the symbol “CIVI.”

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses. In particular, affiliates of Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC are lenders under our senior revolver.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the shares of common stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of common stock offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the shares of common stock or possession or distribution of this prospectus or any other offering or publicity material relating to the shares of common stock in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any shares of common stock or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of shares of common stock by it will be made on the same terms.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any common stock which are the subject of the offering contemplated herein may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined under the Prospectus Directive;

•	by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common stock shall result in a requirement for us, the selling stockholder or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any common stock under, the offers contemplated here in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter, the selling stockholder and us that:

•	it is a qualified investor as defined under the Prospectus Directive; and

•	in the case of any common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the common stock acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in the circumstances in which the prior consent of the representatives of the underwriters has been given to the offer or resale or (ii) where common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of such common stock to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation and the provision above, the expression an “offer of common stock to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common stock to be offered so as to enable an investor to decide to purchase or subscribe for the common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) as received in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Kirkland & Ellis LLP, Chicago, Illinois will pass upon the validity of the common stock offered hereby on our behalf. Kirkland & Ellis LLP represents Vestar and some of its affiliates from time to time in connection with various legal matters, and some of the partners of Kirkland & Ellis LLP are, through various entities, investors in investment funds affiliated with Vestar. The underwriters are represented by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements as of September 30, 2014 and 2013, and for each of the three years in the period ended September 30, 2014, included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

We are currently subject to the periodic reporting and other informational requirements of the Exchange Act, and file annual, quarterly and current reports and other information with the SEC which can be inspected and copied at the Public Reference Room of the SEC located at Room 1580, 100 F Street, N.E., Washington D.C. 20549. Copies of such materials can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov and our website at www.civitas-solutions.com. Please note that our website address is provided as an inactive textual reference only. The information contained on, or accessible through, our website is not part of this prospectus and is therefore not incorporated by reference.

Consolidated Financial Statements

Civitas Solutions, Inc.

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share amounts)

(Unaudited)

	June 30, 2015	September 30, 2014
ASSETS
Current assets:
Cash and cash equivalents	$16,665	$196,147
Restricted cash	1,498	1,944
Accounts receivable, net of allowances of $11,392 and $11,491 at June 30, 2015 and September 30, 2014	150,186	141,378
Deferred tax assets, net	17,238	18,176
Prepaid expenses and other current assets	24,619	16,207

Total current assets	210,206	373,852
Property and equipment, net	164,164	159,486
Intangible assets, net	315,401	327,726
Goodwill	274,520	257,632
Restricted cash	50,000	50,000
Other assets	42,969	39,258

Total assets	$1,057,260	$1,207,954

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$22,475	$22,350
Accrued payroll and related costs	82,779	84,176
Other accrued liabilities	43,158	49,320
Obligations under capital lease, current	485	451
Current portion of long-term debt	6,554	168,000

Total current liabilities	155,451	324,297
Other long-term liabilities	76,923	69,314
Deferred tax liabilities, net	59,990	57,552
Obligations under capital lease, less current portion	5,690	6,058
Long-term debt, less current portion	639,142	635,195
Commitments and Contingencies (Note 15)
Stockholders’ Equity
Common stock, $.01 par value; 350,000,000 shares authorized; and 36,950,000 shares issued and outstanding at June 30, 2015 and September 30, 2014 respectively	370	370
Additional paid-in capital	277,280	272,943
Accumulated gain on derivatives	1,381	—
Accumulated deficit	(158,967)	(157,775)

Total stockholders’ equity	120,064	115,538

Total liabilities and stockholders’ equity	$1,057,260	$1,207,954

See accompanying notes to these condensed consolidated financial statements.

Civitas Solutions, Inc.

Condensed Consolidated Statements of Operations

(Amounts in thousands, except share and per share amounts)

(Unaudited)

	Nine Months Ended June 30,
	2015	2014
Net revenue	$1,015,764	$928,547
Cost of revenue (exclusive of depreciation expense shown below)	786,024	725,754
Operating expenses:
General and administrative	119,452	108,104
Depreciation and amortization	64,278	50,594

Total operating expenses	183,730	158,698

Income from operations	46,010	44,095
Other income (expense):
Management fee of related party	(162)	(1,041)
Other income (expense), net	(333)	664
Extinguishment of debt	(17,058)	(14,699)
Interest expense	(28,868)	(53,204)

Income (loss) from continuing operations before income taxes	(411)	(24,185)
Expense (benefit) for income taxes	(185)	(7,243)

Income (loss) from continuing operations	(226)	(16,942)
(Loss) gain from discontinued operations, net of tax	(966)	67

Net income (loss)	$(1,192)	$(16,875)

Income (loss) per common share, basic and diluted
Income (loss) from continuing operations	$(0.01)	$(0.67)
Income (loss) from discontinued operations	(0.02)	—

Net income (loss)	$(0.03)	$(0.67)

Weighted average number of common shares outstanding, basic	36,950,000	25,250,000
Weighted average number of common shares outstanding, diluted	36,950,000	25,250,000

See accompanying notes to these condensed consolidated financial statements.

Civitas Solutions, Inc.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Amounts in thousands)

(Unaudited)

	Nine Months Ended June 30,
	2015	2014
Net income (loss)	$(1,192)	$(16,875)
Other comprehensive income (loss), net of tax:
Gain on derivative instrument classified as cash flow hedge, including a tax effect for the nine months ended June 30, 2015 of $939 and $310 for the nine months ended June 30, 2014	1,381	466
Reclassification adjustments for gains on derivative instruments included in net income, net of tax for the nine months ended June 30, 2014 of $589	—	884

Comprehensive income (loss)	$189	$(15,525)

See accompanying notes to these condensed consolidated financial statements.

Civitas Solutions, Inc.

Condensed Consolidated Statements of Cash Flows

(Amounts in thousands)

(Unaudited)

	Nine Months Ended June 30,
	2015	2014
Operating activities:
Net loss	$(1,192)	$(16,875)
Adjustments to reconcile net loss to net cash provided by operating activities:
Accounts receivable allowances	11,573	12,487
Depreciation of property and equipment	24,597	20,931
Amortization of intangible assets	29,184	28,745
Amortization and write-off of original issue discount and initial purchasers discount	4,829	6,659
Amortization and write-off of financing costs	2,749	9,707
Stock-based compensation	3,761	103
Deferred income taxes	2,437	(4,382)
Loss on disposal of assets	422	463
Gain on derivatives	—	(884)
Non-cash impairment charge	10,611	1,310
Net change in fair value of contingent liabilities	317	—
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(20,381)	(10,645)
Other assets	(12,489)	6,057
Accounts payable	87	(1,069)
Accrued payroll and related costs	(1,397)	15,562
Other accrued liabilities	(7,967)	8,814
Other long-term liabilities	3,573	(10,316)

Net cash provided by operating activities	50,714	66,667
Investing activities:
Acquisition of businesses, net of cash acquired	(38,738)	(15,178)
Purchases of property and equipment	(30,310)	(24,271)
Changes in restricted cash	446	(1,156)
Proceeds from sale of assets	1,068	894

Net cash used in investing activities	(67,534)	(39,711)
Financing activities:
Issuance of long-term debt, net of original issue discount	54,450	598,500
Repayments of long-term debt	(216,778)	(586,026)
Proceeds from borrowings under senior revolver	206,700	9,300
Repayments of borrowings under senior revolver	(206,700)	(9,300)
Repayments of capital lease obligations	(334)	(311)
Dividend to NMH Investment	—	(110)
Payments of financing costs	—	(10,923)

Net cash (used in) provided by financing activities	(162,662)	1,130

Net (decrease) increase in cash and cash equivalents	(179,482)	28,086
Cash and cash equivalents at beginning of period	196,147	19,440

Cash and cash equivalents at end of period	$16,665	$47,526

Supplemental disclosure of cash flow information
Cash paid for interest	$29,508	$42,666
Cash paid for call premium on redemption of senior notes	$11,688	$2,375
Cash paid for income taxes	$1,498	$393
Supplemental disclosure of non-cash investing activities:
Accrual for acquisition paid in July 2014	$—	$1,500
Accrued property and equipment	$996	$646
Fair value of contingent consideration related to acquisitions	$6,100	$—

See accompanying notes to these condensed consolidated financial statements.

Civitas Solutions, Inc.

Notes to Condensed Consolidated Financial Statements

June 30, 2015

(Unaudited)

1. Business Overview

Civitas Solutions, Inc. (“Civitas”), through its wholly-owned subsidiaries (collectively, the “Company”), is the leading provider of home- and community-based health and human services to individuals with intellectual and/or developmental disabilities, acquired brain injury and other catastrophic injuries and illnesses; and to youth with emotional, behavioral and/or medically complex challenges. Since the Company’s founding in 1980, the Company’s operations have grown to 35 states. The Company provides residential services to approximately 12,400 clients and more than 17,800 clients receive periodic services from the Company in non-residential settings.

The Company designs customized service plans to meet the unique needs of its clients, which it delivers in home- and community-based settings. Most of the Company’s service plans involve residential support, typically in small group homes, host home settings, or specialized community facilities, designed to improve the clients’ quality of life and to promote their independence and participation in community life. Other services offered include supported living, day and transitional programs, vocational services, case management, family-based and outpatient therapeutic services, post-acute treatment and neurorehabilitation, neurobehavioral rehabilitation and physical, occupational and speech therapies, among others. The Company’s customized service plans offer its clients as well as the payors of these services, an attractive, cost-effective alternative to health and human services provided in large, institutional settings.

Civitas Solutions, Inc. is a subsidiary of NMH Investment, LLC (“NMH Investment”), which was formed in connection with the acquisition of our business by affiliates of Vestar Capital Partners (“Vestar”) in 2006. The equity interests of NMH Investment are owned by Vestar and certain of our executive officers and directors and other members of management. NMH Holdings, LLC is a wholly owned subsidiary of Civitas and National Mentor Holdings, Inc. (“NMHI”) is a wholly-owned subsidiary of NMH Holdings, LLC (“NMHH”).

2. Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company in accordance with generally accepted accounting principles (“GAAP”) for interim financial information and pursuant to the applicable rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The unaudited condensed consolidated financial statements herein should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2014, which is on file with the SEC. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of normal and recurring accruals, necessary to present fairly the financial statements in accordance with GAAP. Intercompany balances and transactions between the Company and its subsidiaries have been eliminated in consolidation. Operating results for the nine months ended June 30, 2015 may not necessarily be indicative of results to be expected for any other interim period or for the full year.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Our financial results are affected by the selection and application of accounting policies and methods. There were no material changes in the nine months ended June 30, 2015 to the application of significant accounting policies as described in our audited financial statements for the year ended September 30, 2014.

Statement of Cash Flow Correction

In the Company’s Quarterly Report on Form 10-Q for the three and six months ended March 31, 2015, the Company incorrectly included the fair value of contingent consideration related to acquisitions of businesses, net of cash acquired, and the corresponding changes to other accrued and long term liabilities, in its cash flow statement for the six months ended March 31, 2015. This resulted in an overstatement of net cash provided by operating activities and an overstatement of net cash used in investing activities of $6.1 million for the six months ended March 31, 2015. For the six months ended March 31, 2015, the Company’s net cash provided by operating activities was $15.4 million, and the Company’s net cash used in investing activities was $50.6 million. This has been corrected in the reported amounts for the nine months ended June 30, 2015.

3. Recent Accounting Pronouncements

Reporting Discontinued Operations—In April 2014, the FASB issued Accounting Standards Update No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (“ASU 2014-08”). ASU 2014-08 changes the definition of a discontinued operation to include only those disposals of components of an entity that represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results, and changes the criteria and enhances disclosures for reporting discontinued operations. The pronouncement is applied prospectively, and the Company adopted it for the first quarter of our fiscal year ending September 30, 2015 and applied the new accounting guidance to the divestiture of our at-risk youth services in the states of Florida, Louisiana, Indiana, North Carolina and Texas as further explained in Note 12 of the Condensed Consolidated Financial Statements.

Revenue from Contracts with Customers—In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The new standard will be effective for annual periods beginning after December 15, 2017, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method.

Imputation of Interest—In April 2015, the FASB issued Accounting Standards Update No. 2015-03, Interest—Imputation of Interest. ASU 2015-03 simplifies the presentation of debt issuance costs related to a recognized debt liability by requiring the costs to be presented in the balance sheet as a deduction from the carrying amount of that debt liability as opposed to being recognized as a deferred charge. The pronouncement is to be applied retrospectively, and is effective for the fiscal years beginning after December 15, 2015, and interim periods therein. As of June 30, 2015 and September 30, 2014, the Company had deferred financing costs of $7.8 million and $10.0 million, respectively, of which $6.3 million and $6.8 million, respectively, are classified as long-term in Other assets and $1.5 million and $3.2 million, respectively, are classified as short-term in Prepaid expenses and other current assets.

4. Long-Term Debt

As of June 30, 2015 and September 30, 2014, the Company’s long-term debt consisted of the following:

(in thousands)	June 30, 2015	September 30, 2014
Term loan principal and interest due in quarterly installments through January 31, 2021	$647,223	$597,000
Original issue discount on term loan, net of accumulated amortization	(1,527)	(1,235)
Senior Notes	—	212,000
Original issue discount and initial purchaser discount on senior notes, net of accumulated amortization	—	(4,570)

	645,696	803,195
Less current portion	6,554	168,000

Long-term debt	$639,142	$635,195

Senior Secured Credit Facilities

On January 31, 2014, NMHI and NMHH entered into a new senior credit agreement (the “senior credit agreement”) with Barclays Bank PLC, as administrative agent, and the other agents and lenders named therein, for the new senior secured credit facilities (the “senior secured credit facilities”), consisting of a $600.0 million term loan facility (the “term loan”), of which $50.0 million was deposited in a cash collateral account in support of issuance of letters of credit under an institutional letter of credit facility (the “institutional letter of credit facility”), and a $100.0 million senior secured revolving credit facility (the “senior revolver”).

On February 27, 2015, NMHI and NMHH, wholly-owned subsidiaries of Civitas, and certain subsidiaries of NMHI, as guarantors, entered into Amendment No. 3 (the “Incremental Amendment”) to the senior credit agreement. The Incremental Amendment provided for an additional $55.0 million term loan, which was funded on February 27, 2015, under the term loan, pursuant to the terms of the senior credit agreement that permit up to $125.0 million of incremental borrowings plus any additional amounts so long as NMHI’s consolidated first lien leverage ratio, as defined in the senior credit agreement, does not exceed 4.50 to 1.00 on a pro forma basis, subject to the conditions set forth in the senior credit agreement. In addition, the Incremental Amendment amended the senior credit agreement to provide that, subject to certain exceptions, if, on or prior to August 27, 2015, NMHI reprices any portion of the term loan and that repricing results in a lower interest rate applicable to the term loan, NMHI will be required to pay a prepayment premium of 1% of the loans being repriced. All of the other terms of the additional $55.0 million term loan are identical to the term loan.

Term loan

As of June 30, 2015 and September 30, 2014, NMHI had $647.2 million and $597.0 million, respectively, of borrowings under the term loan. At June 30, 2015 and September 30, 2014, the variable interest rate on the term loan was 4.25% and 4.75%, respectively.

Senior revolver

The senior revolver includes borrowing capacity available for borrowings on same-day notice, referred to as the “swingline loans.” Any swingline loans or other borrowings under the senior revolver would have maturities less than one year, and would be reflected under current portion of long-term debt on the Company’s consolidated balance sheets.

During the nine months ended June 30, 2015, NMHI had borrowings and repayments of $206.7 million on the senior revolver. At June 30, 2015 and September 30, 2014, NMHI had no outstanding borrowings under the senior revolver. The interest rate for borrowings under the senior revolver was 5.5% and 6.0% as of June 30, 2015 and September 30, 2014, respectively. At September 30, 2014, NMHI had $100.0 million of available credit under the senior revolver. On October 21, 2014, NMHI increased the revolving commitment under the senior revolver by $20.0 million, on terms identical to those applicable to the existing senior revolver. At June 30, 2015, NMHI had $119.1 million of available credit under the senior revolver.

NMHI’s institutional letter of credit facility provided for the issuance of letters of credit up to the $50.0 million limit, subject to certain maintenance and issuance limitations, and letters of credit in excess of that amount reduced availability under the NMHI’s senior revolver. NMHI had $48.4 million and $44.3 million of standby letters of credit issued under the institutional letter of credit facility primarily related to the Company’s workers’ compensation insurance coverage at June 30, 2015 and September 30, 2014, respectively. NMHI also issued $0.9 million of standby letters of credit under the senior revolver at June 30, 2015.

Senior Notes

In February 2011, NMHI issued $250.0 million of 12.5% senior notes due 2018 (the “senior notes”). As of September 30, 2014, NMHI had $212.0 million of aggregate principal amount of senior notes outstanding.

On October 17, 2014, NMHI paid $175.6 million to redeem $162.0 million in aggregate principal of senior notes plus accrued interest of $3.5 million using the net proceeds from the Company’s initial public offering. In accordance with the provisions of the indenture governing the senior notes, the amount paid included an associated call premium of $10.1 million. As a result of this redemption, the Company expensed deferred financing fees of $0.8 million, original issue discount of $3.4 million, and the call premium of $10.1 million resulting in $14.3 million of expense reflected in extinguishment of debt in the statement of operations for the nine months ended June 30, 2015.

On March 4, 2015, NMHI paid $51.9 million to redeem the remaining $50.0 million in aggregate principal of senior notes plus accrued interest of $0.3 million using the net proceeds from the Incremental Amendment. In accordance with the provisions of the indenture governing the senior notes, the amount paid included an associated call premium of $1.6 million. As a result of this redemption, the Company expensed deferred financing fees of $0.2 million, original issue discount of $0.9 million, and the call premium of $1.6 million resulting in $2.7 million of expense reflected in extinguishment of debt in the statement of operations for the nine months ended June 30, 2015.

Covenants

The senior credit agreement contains a springing financial covenant. If, at the end of any fiscal quarter, the Company’s outstanding borrowings of the senior revolver exceeds 30% of the commitments thereunder, it is required to maintain at the end of each such fiscal quarter a consolidated first lien leverage ratio of not more than 5.50 to 1.00. This consolidated first lien leverage ratio will step down to 5.00 to 1.00 commencing with the fiscal quarter ending March 31, 2017. The springing financial covenant was not in effect as of June 30, 2015 or September 30, 2014 as NMHI’s outstanding borrowings of the senior revolver did not exceed the threshold for that quarter.

The senior credit agreement also contains a number of covenants that, among other things, restrict, subject to certain exceptions, NMHI’s ability and that of its subsidiaries to: (i) incur additional indebtedness; (ii) create liens on assets; (iii) engage in mergers or consolidations; (iv) sell assets; (v) pay dividends and distributions or repurchase our capital stock; (vi) enter into swap transactions; (vii) make investments, loans or advances; (viii) repay certain junior indebtedness; (ix) engage in certain transactions with affiliates; (x) enter into sale and leaseback transactions; (xi) amend material agreements governing certain of its junior indebtedness; (xii) change its lines of business; (xiii) make certain acquisitions; and (xiv) limitations on the letter of credit cash collateral account. If NMHI withdraws any of the $50.0 million from the cash collateral account supporting the issuance of letters of credit, it must use the cash to either prepay the term loan facility or to secure any other obligations under the senior secured credit facilities in a manner reasonably satisfactory to the administrative agent. The senior credit agreement contains customary affirmative covenants and events of default.

Derivatives

On January 20, 2015, NMHI entered into two new interest rate swap agreements in an aggregate notional amount of $375.0 million in order to reduce the variability of cash flows of our variable rate debt. The Company entered into these interest rate swaps to hedge the risk of changes in the floating rate of interest on borrowings under the term loan. Under the terms of the swaps, the Company will receive from the counterparty a quarterly payment based on a rate equal to the greater of 3-month LIBOR or 1.00% per annum, and the Company will make payments to the counterparty based on a fixed rate of 1.795% per annum, in each case on the notional amount of $375.0 million, settled on a net payment basis. The swap agreements expire on March 31, 2020.

The fair value of the swap agreement, representing the price that would be received to transfer the asset in an orderly transaction between market participants, was $2.3 million or $1.4 million after taxes, at June 30, 2015. The fair value was recorded in current assets and was determined based on pricing models and independent formulas using current assumptions. The change in fair market value during the nine months ended June 30, 2015 of $2.3 million, net of tax effect of $0.9 million, is included in the consolidated statements of comprehensive income (loss) for the nine months ended June 30, 2015. Hedge ineffectiveness, if any, associated with the swap will be reported by the Company in interest expense. There was no ineffectiveness associated with the swap during the quarter ended June 30, 2015, nor was any amount excluded from ineffectiveness testing for the period.

5. Stockholders’ Equity

The holders of the Company’s common stock are entitled to receive dividends when and as declared by the Company’s Board of Directors. In addition, the holders of common stock are entitled to one vote per share.

During fiscal 2015, the Company revised its estimate for offering costs incurred in connection with the Company’s initial public offering in September 2014. This resulted in a decrease to Other accrued liabilities and a corresponding increase to Additional paid-in capital of approximately $0.6 million.

6. Business Combinations

The operating results of the businesses acquired are included in the consolidated statements of operations from the date of acquisition. The Company accounted for the acquisitions under the acquisition method and, as a result, the purchase price was allocated to the assets acquired and liabilities assumed based upon their respective fair values. The excess of the purchase price over the estimated fair value of net tangible assets was allocated to specifically identified intangible assets, with the residual being allocated to goodwill.

Fiscal 2015 Acquisitions

During the nine months ended June 30, 2015, the Company acquired certain assets of ten companies complementary to its business for a total fair value consideration of $44.8 million, including $6.1 million of contingent consideration.

Capstone Services, LLC (“Capstone”). On October 31, 2014, the Company acquired the assets of Capstone for $4.5 million. Capstone is located in Minnesota and provides residential and home-based supportive living services to individuals with developmental disabilities. The Company acquired $3.5 million of intangible assets which included $2.6 million of agency contracts with a weighted average useful life of 12 years, $0.8 million of licenses and permits with a weighted average useful life of 10 years, and $0.1 million for a non-compete/non-

solicit agreement with a useful life of 5 years. In addition, the Company acquired total tangible assets of $0.2 million. As a result of this acquisition, the Company recorded $0.8 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes.

Lakeview Systems (“Lakeview”). On December 29, 2014, the Company acquired certain assets of Lakeview’s New Hampshire programs for $8.0 million. Lakeview provides community-based residential services for individuals with brain injuries. The Company acquired $6.7 million of intangible assets which included $6.0 million of agency contracts with a weighted average useful life of 12 years, $0.7 million of licenses and permits with a weighted average useful life of 10 years, and $31 thousand for a non-compete/non-solicit agreement with a useful life of 5 years. In addition, the Company acquired total tangible assets of $48 thousand. As a result of this acquisition, the Company recorded $1.3 million of goodwill in the Post-Acute Specialty Rehabilitation Services segment, which is expected to be deductible for tax purposes.

Cassell & Associates LLC (“Cassell”). On January 13, 2015, the Company acquired the assets of Cassell’s Michigan programs for $24.3 million, including $6.1 million of contingent consideration. The terms of the acquisition agreement require the Company to pay an earn-out upon successfully meeting certain revenue and EBITDA targets through February 2017. There is no dollar cap on the earn-out. Cassell provides non-residential therapeutic vocational services to individuals recovering from brain injuries in the state of Michigan. The Company acquired $11.6 million of intangible assets which included $10.3 million of agency contracts with a weighted average useful life of 12 years, $0.2 million of non-compete/non-solicit agreement with a useful life of 5 years, and $1.1 million of trade names with a useful life of 5 years. In addition, the Company acquired total tangible assets of $37 thousand. The estimated fair values of the intangible assets acquired at the date of acquisition are determined based on a valuation that has yet to be finalized. The Company’s valuations are subject to adjustment as additional information is obtained; however these adjustments are not expected to be material. Based on the preliminary fair value estimate of the net assets acquired at the date of acquisition, the Company recorded $12.6 million of goodwill in the Post-Acute Specialty Rehabilitation Services segment, which is expected to be deductible for tax purposes.

Comprehensive Professional Services (“CPS”). On March 23, 2015, the Company acquired the assets of CPS’s Michigan programs for $1.3 million. CPS provides community-based, residential services for individuals with brain injuries. The Company acquired $0.9 million of intangible assets which included $0.7 million of agency contracts with a weighted average useful life of 12 years, $0.2 million of licenses and permits with a weighted average useful life of 10 years, $5 thousand for a non-compete/non-solicit agreement with a useful life of 5 years. In addition, the Company acquired total tangible assets of $19 thousand. As a result of this acquisition, the Company recorded $0.4 million of goodwill in the Post-Acute Specialty Rehabilitation Services segment, which is expected to be deductible for tax purposes.

Snug Harbor Home Health, Inc. (“Snug Harbor”). On April 1, 2015, the Company acquired the assets of Snug Harbor for $1.0 million. Snug Harbor provides home and community-based services to individuals with intellectual and/or developmental disabilities. The Company acquired $0.9 million of agency contracts with a weighted average useful life of 12 years. In addition, the Company acquired total tangible assets of $28 thousand. The estimated fair values of the intangible assets acquired at the date of acquisition are determined based on a valuation that has yet to be finalized. The Company’s valuations are subject to adjustment as additional information is obtained; however these adjustments are not expected to be material. Based on the preliminary fair value estimate of the net assets acquired at the date of acquisition, the Company recorded $34 thousand of goodwill in the Human Services segment, which is expected to be deductible for tax purposes.

Heritage Residential Services, Inc. (“Heritage”). On April 30, 2015, the Company acquired the assets of Heritage for $2.2 million. Heritage provides residential and related services to individuals with intellectual and/or developmental disabilities. The Company acquired $1.3 million of intangible assets which included $1.1 million of agency contracts with a weighted average useful life of 12 years, $0.2 million of licenses and permits with a weighted average useful life of 10 years, and $22 thousand of trade names with a useful life of 1 year. The estimated fair values of the intangible assets acquired at the date of acquisition are determined based on a valuation that has yet to be finalized. The Company’s valuations are subject to adjustment as additional information is obtained; however these adjustments are not expected to be material. Based on the preliminary fair value estimate of the net assets acquired at the date of acquisition, the Company recorded $0.9 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes.

Visions of N.E.W., LLC (“Visions of N.E.W.”). On April 30, 2015, the Company acquired the assets of Visions of N.E.W. for $3.0 million. Visions of N.E.W. provides residential, transportation, job coaching, supportive care and similar services to individuals with developmental disabilities. The Company acquired $2.2 million of intangible assets which included $1.8 million of agency contracts with a weighted average useful life of 12 years, and $0.4 million of licenses and permits with a weighted average useful life of 10 years. In addition, the Company acquired total tangible assets of $0.1 million. The estimated fair values of the intangible assets acquired at the date of acquisition are determined based on a valuation that has yet to be finalized. The Company’s valuations are subject to adjustment as additional information is obtained; however these adjustments are not expected to be material. Based on the preliminary fair value estimate of the net assets acquired at the date of acquisition, the Company recorded $0.7 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes.

Other Acquisitions. During fiscal 2015, the Company acquired the assets of Kessel Group Home, Inc (“Kessel”), Individual Expressions, Inc (“Individual Expressions”), and Georgia Rehabilitation Institute, Inc at Harison Heights (“Harison Heights”). Kessel and Individual Expressions are in the business of providing group home and related services to individuals with developmental disabilities and are included in our Human Services segment. Harison Heights is engaged in the business of providing assisted living, supported living or transitional living services to individuals with brain injuries, neuromuscular disorders, spinal cord injuries and similar conditions and is included in our SRS segment. Total cash consideration for these companies was $0.6 million of which $0.4 million was recorded for identifiable intangible assets, $0.2 million was recorded for goodwill and $48 thousand was recorded for tangible assets.

The following table summarizes the recognized amounts of identifiable assets acquired at the date of each acquisition:

(in thousands)	Identifiable intangible assets	Property and equipment	Total identifiable net assets	Goodwill
Capstone	$3,539	$178	$3,717	$758
Lakeview	6,664	48	6,712	1,272
Cassell	11,600	37	11,637	12,633
CPS	876	19	895	355
Snug Harbor	938	28	966	34
Heritage	1,252	—	1,252	945
Visions of N.E.W.	2,240	122	2,362	663
Other acquisitions	361	48	409	228

Total	$27,470	$480	$27,950	$16,888

Fiscal 2014 Acquisitions

During the nine months ended June 30, 2014, the Company acquired seven companies complementary to its business for a total cash consideration of $16.6 million, of which $1.5 million was paid in July 2014.

Show-Me Health Care, Inc. (“Show-Me Health Care”). On November 29, 2013, the Company acquired the assets of Show-Me Health Care for $1.2 million. Show-Me Health Care is located in Missouri and provides community-based supportive living services to individuals with developmental disabilities. As a result of this acquisition, the Company recorded $0.3 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes. The Company acquired $0.9 million of intangible assets which included $0.7 million of agency contracts with a weighted average useful life of 12 years, $0.2 million of licenses and permits with a weighted average useful life of 10 years, and $14 thousand of non-compete/non-solicit agreement with a useful life of 5 years.

Occazio, Inc. (“Occazio”). On January 2, 2014, the Company acquired the assets of Occazio for $5.5 million. Occazio is located in Indiana and provides residential, home care and home health care services to consumers with intellectual and/or developmental disabilities. As a result of this acquisition, the Company recorded $1.4 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes. The Company acquired $3.9 million of intangible assets which included $2.9 million of agency contracts with a weighted average useful life of 12 years, $0.7 million of licenses and permits with a weighted average useful life of 10 years, $0.2 million trade name with a useful life of 5 years, and $24 thousand of non-compete/non-solicit agreement with a useful life of 5 years. In addition, the Company acquired total tangible assets of $0.2 million.

Momentum Rehabilitation Services, Inc., D/B/A Ann Arbor Rehabilitation Centers (“Ann Arbor”). On February 7, 2014, the Company acquired the assets of Ann Arbor for $4.8 million. Ann Arbor is located in Michigan and provides comprehensive on and off-campus residential housing and personalized daily services to adults with traumatic brain injury. As a result of this acquisition, the Company recorded $1.0 million of goodwill in the Post-Acute Specialty Rehabilitation Services segment, which is expected to be deductible for tax purposes. The Company acquired $3.8 million of intangible assets which included $3.7 million of agency contracts with a weighted average useful life of 12 years, $0.1 million trade name with a useful life of 5 years, and $33 thousand of non-compete/non-solicit agreement with a useful life of 5 years.

Tender Loving Care Metro, LLC (“Tender Loving Care”). On April 7, 2014, the Company acquired the assets of Tender Loving Care for $3.0 million. Tender Loving Care is located in Minnesota and provides residential and related services to adults with intellectual and/or developmental disabilities. As a result of this acquisition, the Company recorded $0.5 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes. The Company acquired $2.4 million of intangible assets which included $2.0 million of agency contracts with a weighted average useful life of 12 years, $0.3 million of licenses and permits with a weighted average useful life of 10 years, and $0.1 million of non-compete/non-solicit agreement with a useful life of 5 years.

G&D Alternative Living, Inc. (“G&D”). On June 30, 2014, the Company acquired the assets of G&D for $1.5 million. G&D is located in Ohio and provides group home services, day program services and related services to individuals with developmental disabilities. As a result of this acquisition, the Company recorded $0.3 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes. The Company acquired $1.1 million of intangible assets which included $0.9 million of agency contracts with a weighted average useful life of 12 years, $0.2 million of licenses and permits with a weighted average useful life of 10 years, and $6 thousand of non-compete/non-solicit agreement with a useful life of 5 years.

AmeriServe International of Arizona, Inc.(“AmeriServe”). On June 30, 2014, the Company acquired the assets of AmeriServe for $0.4 million. AmeriServe is located in Arizona and provides group home services, day program services and related services to individuals with developmental disabilities. As a result of this acquisition, the Company recorded $0.1 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes. The Company acquired $0.3 million of intangible assets which included $0.2 million of agency contracts with a weighted average useful life of 12 years, $39 thousand of licenses and permits with a weighted average useful life of 10 years, and $12 thousand of non-compete/non-solicit agreement with a useful life of 5 years.

Other Acquisitions. The Company acquired the assets of Rose View Group Home, LLC. This acquisition is in the business of providing group home and related services to individuals with developmental disabilities and is included in our Human Services segment. Total cash consideration for this company was $0.2 million.

The following table summarizes the recognized amounts of identifiable assets acquired assumed at the date of the acquisition:

(in thousands)	Identifiable intangible assets	Property and equipment	Total identifiable net assets	Goodwill
Show-Me Health Care	$895	$9	$904	$336
Occazio	3,863	216	4,079	1,421
Ann Arbor	3,801	50	3,851	972
Tender Loving Care	2,396	16	2,412	538
G&D	1,086	102	1,188	312
AmeriServe	288	43	331	69
Other acquisitions	143	1	144	57

Total	$12,472	$437	$12,909	$3,705

Pro forma Results of Operations

The following table presents the unaudited pro forma financial results as if the fiscal 2015 and fiscal 2014 acquisitions had occurred on the first day of the period presented. The pro forma information presented below does not intend to indicate what the Company’s results of operations would have been if the acquisitions had in fact occurred at the beginning of the earliest period presented nor does it intend to be a projection of the impact on future results or trends. The Company has determined that the presentation of the results of operations for each of these acquisitions, from the date of acquisition, is impracticable due to the integration of the operations upon acquisition.

	Nine Months Ended June 30,
(in thousands)	2015	2014
Pro forma net revenues	$1,029,420	$967,578
Net income (loss)	1,501	(8,607)

7. Goodwill and Intangible Assets

Goodwill

The changes in goodwill for the nine months ended June 30, 2015 are as follows (in thousands):

	Human Services	Post-Acute Specialty Rehabilitation Services	Total
Balance as of September 30, 2014	$190,658	$66,974	$257,632
Goodwill acquired through acquisitions	2,628	14,260	16,888

Balance as of June 30, 2015	$193,286	$81,234	$274,520

Intangible Assets

Intangible assets consist of the following as of June 30, 2015 (in thousands):

Description	Weighted Average Amortization Period	Gross Carrying Value	Accumulated Amortization	Intangible Assets, Net
Agency contracts	8 years	$468,549	$217,707	$250,842
Non-compete/non-solicit	2 years	6,097	3,223	2,874
Relationship with contracted caregivers	1 year	7,520	6,727	793
Trade names	2 years	4,968	3,232	1,736
Trade names (indefinite life)	—	45,800	—	45,800
Licenses and permits	3 years	48,395	35,098	13,297
Intellectual property	1 year	452	393	59

		$581,781	$266,380	$315,401

Intangible assets consist of the following as of September 30, 2014 (in thousands):

Description	Weighted Average Amortization Period	Gross Carrying Value	Accumulated Amortization	Intangible Assets, Net
Agency contracts	8 years	$484,994	$224,566	$260,428
Non-compete/non-solicit	3 years	5,716	2,448	3,268
Relationship with contracted caregivers	2 years	10,963	9,013	1,950
Trade names	4 years	7,467	2,907	4,560
Trade names (indefinite life)	—	42,400	—	42,400
Licenses and permits	3 years	47,629	32,724	14,905
Intellectual property	2 years	904	689	215

		$600,073	$272,347	$327,726

Amortization expense for continuing operations was $29.2 million for the nine months ended June 30, 2015, as compared to $28.6 million for the nine months ended June 30, 2014. There was no amortization expense for discontinued operations for the nine months ended June 30, 2015, as compared to $0.2 million for the nine months ended June 30, 2014.

During the quarter ended June 30, 2015, the Company completed a strategic review of its service line supporting at-risk youth that will result in the Company discontinuing ARY services in the states of Florida, Indiana, Louisiana, North Carolina and Texas. These operations are included in the Human Services Segment. As a result, the Company recorded impairment charges of $0.2 million for relationships with contracted caregivers, $7.9 million for agency contracts, and $0.1 million of miscellaneous other intangibles. The total impairment charge of $8.2 million is included in depreciation and amortization expense for the nine months ended June 30, 2015. See Note 12 for further information about the decision to discontinue at-risk youth services in these states.

The estimated remaining amortization expense related to intangible assets with finite lives for the three months remaining in fiscal 2015 and each of the four succeeding years and thereafter is as follows:

(in thousands)
2015	$9,524
2016	36,447
2017	32,755
2018	31,898
2019	31,593
Thereafter	127,384

Total	$269,601

8. Related Party Transactions

Management Agreement

On February 9, 2011, the Company entered into an amended and restated management agreement with Vestar Capital Partners V, L.P. (“Vestar”) relating to certain advisory and consulting services for an annual management fee equal to the greater of (i) $850 thousand or (ii) an amount equal to 1.0% of the Company’s consolidated earnings before interest, taxes, depreciation, amortization and management fee for each fiscal year determined as set forth in the Company’s senior credit agreement. This agreement was terminated on September 22, 2014 in connection with the Company’s initial public offering.

The Company recorded $0.2 million of management fees and expenses for the nine months ended June 30, 2015, as compared to $1.0 million for the nine months ended June 30, 2014. The $0.2 million of expense during the nine months ended June 30, 2015 relates to reimbursable expenses that were incurred prior to the termination of the management agreement. The accrued liability relating to such fees and expenses was $0.6 million at September 30, 2014 and $0.2 million at June 30, 2015.

Lease Agreements

The Company leases several offices, homes and other facilities from its employees, or from relatives of employees, primarily in the states of Minnesota, California and Wisconsin. These leases have various expiration dates extending out as far as December 2019. Related party lease expense was $0.6 million for the nine months ended June 30, 2015, as compared to $0.8 million for the nine months ended June 30, 2014.

9. Fair Value Measurements

The Company measures and reports its financial assets and liabilities on the basis of fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

A three-level hierarchy for disclosure has been established to show the extent and level of judgment used to estimate fair value measurements, as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Significant other observable inputs (quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability).

Level 3: Significant unobservable inputs for the asset or liability. These values are generally determined using pricing models which utilize management estimates of market participant assumptions.

Valuation techniques for assets and liabilities measured using Level 3 inputs may include methodologies such as the market approach, the income approach or the cost approach, and may use unobservable inputs such as projections, estimates and management’s interpretation of current market data. These unobservable inputs are only utilized to the extent that observable inputs are not available or cost-effective to obtain.

A description of the valuation methodologies used for instruments measured at fair value as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

The following table sets forth the Company’s assets and liabilities that were accounted for at fair value on a recurring basis as of June 30, 2015.

(in thousands)	Total	Quoted Market Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Interest rate swap agreements	$2,319	$—	$2,319	$—
Liabilities
Contingent consideration	$(8,817)	$—	$—	$(8,817)

The following table sets forth the Company’s assets and liabilities that were accounted for at fair value on a recurring basis as of September 30, 2014.

(in thousands)	Total	Quoted Market Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money Market Funds	$130,000	$130,000	$—	$—
Liabilities
Contingent consideration	$(2,400)	$—	$—	$(2,400)

Money Market Funds. The Company’s money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted prices in active markets for identical instruments.

Interest rate-swap agreements. The Company’s interest rate-swap agreements are classified within Level 2 of the fair value hierarchy. The fair value of the swap agreements was recorded in current assets (under prepaid expenses and other current assets) in the Company’s consolidated balance sheets. The fair value of these agreements was determined based on pricing models and independent formulas using current assumptions that included swap terms, interest rates and forward LIBOR curves and the Company’s credit risk.

Contingent Consideration. In connection with the acquisition of Mass Adult Day Health (“Adult Day Health”) in August 2014 and Cassell in January 2015, the Company recorded contingent consideration pertaining to the amounts potentially payable to the former owners of Adult Day Health and Cassell. The fair values of the Company’s contingent consideration obligations are based on a probability-weighted approach derived from the overall likelihood of achieving certain performance targets. The resultant probability-weighted earn-out payments are discounted using a discount rate based upon the weighted-average cost of capital. The fair value measurement is based on significant inputs not observable in the market, which represent Level 3 inputs within the fair value hierarchy. The valuation of contingent consideration uses assumptions the Company believes would be made by a market participant. The Company assesses these estimates on an ongoing basis as additional data impacting the assumptions is obtained. Increases or decreases in the fair values of the contingent consideration obligations may result from changes in discount periods and rates, changes in the timing and amount of earn-out criteria and changes in probability assumptions with respect to the likelihood of achieving the various earn-out criteria. Changes in the fair value of contingent consideration related to updated assumptions and estimates are recognized in Other income (expense) within the consolidated statements of operations.

The following table presents a summary of changes in fair value of the Company’s Level 3 liabilities measured on a recurring basis for the nine months ended June 30, 2015.

Nine Months Ended June 30, 2015
Balance at September 30, 2014	$(2,400)
Acquisition date fair value of contingent consideration obligations recorded	(6,100)
Present value accretion	(317)

Balance at June 30, 2015	$(8,817)

Items Measured at Fair Value on a Nonrecurring Basis. The Company’s intangible assets are measured at fair value on a nonrecurring basis using Level 3 inputs. During the three months ended June 30, 2015, certain intangible assets associated with the at-risk youth business with a carrying value of $8.2 million were written off because the Company determined the assets had no net realizable value. See Note 12 for further information about the decision to discontinue at-risk youth services in Florida, Indiana, Louisiana, Indiana, North Carolina and Texas. The asset impairment charge of $8.2 million was recorded in amortization in the accompanying consolidated statement of operations. These adjustments were determined by comparing the projected future discounted cash flows to be provided from the intangible assets to the assets’ carrying value.

At June 30, 2015 and September 30, 2014, the carrying values of cash, accounts receivable, accounts payable and variable rate debt approximated fair value.

10. Income Taxes

The Company’s effective income tax rate for the interim periods was based on management’s estimate of the Company’s annual effective tax rate for the applicable year. For the nine months ended June 30, 2015, the Company’s effective income tax rate was 45.0%, as compared to an effective tax rate of 29.9% for the nine months ended June 30, 2014, respectively. These rates differ from the federal statutory income tax rate primarily due to state income taxes, nondeductible permanent differences such as meals and nondeductible compensation, and net operating losses not benefited.

The Company files a federal consolidated return and files various state income tax returns and, generally, is no longer subject to income tax examinations by the taxing authorities for years prior to September 30, 2012. The Company did not have a reserve for uncertain income tax positions at June 30, 2015 and September 30, 2014. The Company does not expect any significant changes to unrecognized tax benefits within the next twelve months. The Company’s policy is to recognize interest and penalties related to unrecognized tax benefits as charges to income tax expense.

11. Segment Information

The Company conducts its business through two reportable business segments: the Human Services Segment and the Post-Acute Specialty Rehabilitation Services (“SRS”) Segment.

Through the Human Services Segment, the Company primarily provides home and community-based human services to adults and children with intellectual and developmental disabilities (“I/DD”), and to youth with emotional, behavioral and/or medically complex challenges (“ARY”) and, beginning in the quarter ended September 30, 2014, to elders. The operations of the Human Services Segment have been organized by management into three business units based upon geography and clients served. These business units, which comprise three operating segments, have been aggregated based on the criteria set forth in ASC Topic 280, Segment Reporting. Through the SRS Segment, the Company delivers services to individuals who have suffered acquired brain injury, spinal injuries and other catastrophic injuries and illnesses. The operations of the SRS Segment have been organized by management into two business units, NeuroRestorative and CareMeridian, based upon service type. The NeuroRestorative operating group provides behavioral therapies to brain injured clients in post-acute community settings and the CareMeridian operating group provides a higher level of medical support to traumatically injured clients. These business units, which comprise two operating segments, have been aggregated based on the criteria set forth in ASC Topic 280, Segment Reporting. Each operating segment is aligned with the Company’s reporting structure and has a segment manager that is directly accountable for its operations and regularly reports results to the chief operating decision maker for the purpose of evaluating these results and making decisions regarding resource allocations.

The Company evaluates performance based on income from operations. Income from operations is revenue less operating expenses and is not affected by other income (expense) or by income taxes.

Activities classified as “Corporate” in the table below relate primarily to unallocated home office expenses.

The following table is a financial summary by reportable segments for the periods indicated (in thousands):

For the nine months ended June 30,	Human Services	Post-Acute Specialty Rehabilitation Services	Corporate	Consolidated
2015
Net revenue	$820,112	$195,652	$—	$1,015,764
Income (loss) from operations	77,812	19,229	(51,031)	46,010
Total assets	616,217	257,702	183,341	1,057,260
Depreciation and amortization	45,303	17,137	1,838	64,278
Purchases of property and equipment	15,803	12,162	2,345	30,310
Income (loss) from continuing operations before income taxes	40,183	10,665	(51,259)	(411)
2014
Net revenue	$758,872	$169,675	$—	$928,547
Income (loss) from operations	71,894	12,414	(40,213)	44,095
Depreciation and amortization	34,689	14,021	1,884	50,594
Purchases of property and equipment	11,110	10,661	2,500	24,271
Income (loss) from continuing operations before income taxes	17,351	587	(42,123)	(24,185)

Revenue derived from contracts with state and local governmental payors in the state of Minnesota, the Company’s largest state, which is included in the Human Services segment, accounted for approximately 15% and 14% for the nine months ended June 30, 2015 and 2014, respectively.

12. Disposition of Business

On June 23, 2015, following a six-month strategic review of its service line supporting at-risk youth, the Company announced its decision to discontinue ARY services in the states of Florida, Louisiana, Indiana, North Carolina and Texas. These operations are included in the Human Services Segment. At the time of the decision, Management set a target date of September 30, 2015 to transition each child or adolescent served in the five states into the program of another provider, but is committed to work with its public partners to ensure that each transition is completed safely and with minimal disruption. In connection with the decision to discontinue these services the Company recorded an impairment charge of approximately $8.2 million for intangible assets associated with these businesses and expects to incur additional closures costs of up to $6.7 million, consisting of up to $1.9 million of severance costs and up to $4.8 million of lease termination costs. The actual exit costs could ultimately be less, depending on whether another provider or providers purchase all or some of the programs, the new providers’ demand for employees and office space, and other factors.

The Company assessed the disposal group under the guidance of ASU 2014-08, “Discontinued Operations and Disclosures of Disposals of Components of an Entity” and concluded that the closure of the disposal group does not represent a “strategic shift” and therefore has not been classified as discontinued operations for any of the periods presented. However, the Company has concluded that the disposal group was an individually significant disposal group. Pretax losses for this disposal group were $11.1 million for the nine months ended June 30, 2015, and $9.1 million for the nine months ended June 30, 2014. The pretax loss for the nine months ended June 30, 2015 included an intangible asset impairment charge of $8.2 million.

13. Net Income (Loss) Per Share

Basic net income per common share is computed by dividing net income by the basic weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing net income by the diluted weighted average number of common shares and common equivalent shares outstanding during the period. The weighted average number of common equivalent shares outstanding has been determined in accordance with the treasury-stock method. Common equivalent shares consist of common stock issuable on the exercise of outstanding options and vesting of restricted stock units when dilutive.

The following table sets forth the computation of basic and diluted earnings per share (“EPS”):

	Nine Months Ended June 30,
	2015	2014
Numerator
Net income (loss)	$(1,192)	$(16,875)

Denominator
Weighted average shares outstanding, basic	36,950,000	25,250,000
Weighted average common equivalent shares	—	—

Weighted average shares outstanding, diluted	36,950,000	25,250,000

Net income (loss) per share, basic and diluted	$(0.03)	$(0.67)

Equity instruments excluded from diluted net income (loss) per share calculation as the effect would have been anti-dilutive:
Stock options	567,664	—
Restricted stock units	570,601	—

For each of the periods presented above for which the Company incurred a net loss the outstanding stock options and restricted stock units have an anti-dilutive effect and therefore all awards have been excluded from the diluted weighted average shares outstanding. Accordingly, basic and diluted weighted average shares for those periods are equal. During the nine months ended June 30, 2014, there were no common share equivalents outstanding.

14. Accruals for Self-Insurance

The Company maintains insurance for professional and general liability, workers’ compensation liability, automobile liability and health insurance liabilities that includes self-insured retentions. The Company intends to maintain such coverage in the future and is of the opinion that its insurance coverage is adequate to cover potential losses on asserted claims. Employment practices liability is fully self-insured.

The Company records expenses related to claims on an incurred basis, which includes estimates of fully developed losses for both reported and unreported claims. The accruals for the health, workers’ compensation, automobile, and professional and general liability programs are based on analyses performed by management and take into account reports by independent third parties. Accruals are periodically reevaluated and increased or decreased based on new information.

For professional and general liability, from October 1, 2011 to September 30, 2013, the Company was self-insured for the first $4.0 million of each and every claim with no aggregate limit. Commencing October 1, 2013, the Company has been self-insured for $4.0 million per claim and $28.0 million in the aggregate.

For workers’ compensation, the Company has a $350 thousand per claim retention with statutory limits. Automobile liability has a $100 thousand per claim retention, with additional insurance coverage above the retention. The Company purchases specific stop loss insurance as protection against extraordinary claims liability for health insurance claims. Stop loss insurance covers claims that exceed $300 thousand on a per member basis per year.

The Company reports its self-insurance liabilities on a gross basis without giving effect to insurance recoveries. Anticipated insurance recoveries are presented in Prepaid expenses and other current assets and Other assets on the Company’s consolidated balance sheets. Self-insured liabilities are presented in accrued payroll and related costs, other accrued liabilities and other long-term liabilities on its consolidated balance sheets.

15. Other Commitments and Contingencies

The Company is in the health and human services business and, therefore, has been and continues to be subject to numerous claims alleging that the Company, its employees or its independently contracted host-home caregivers (“Mentors”) failed to provide proper care for a client. The Company is also subject to claims by its clients, its employees, its Mentors or community members against the Company for negligence, intentional misconduct or violation of applicable laws. Included in the Company’s recent claims are claims alleging personal injury, assault, abuse, wrongful death and other charges. Regulatory agencies may initiate administrative proceedings alleging that the Company’s programs, employees or agents violate statutes and regulations and seek to impose monetary penalties on the Company. The Company could be required to incur significant costs to respond to regulatory investigations or defend against civil lawsuits and, if the Company does not prevail, the Company could be required to pay substantial amounts of money in damages, settlement amounts or penalties arising from these legal proceedings.

The Company is also subject to potential lawsuits under the False Claims Act and other federal and state whistleblower statutes designed to combat fraud and abuse in the health care industry. These lawsuits can involve significant monetary awards that may incentivize private plaintiffs to bring these suits. If the Company is found to have violated the False Claims Act, it could be excluded from participation in Medicaid and other federal healthcare programs. The Patient Protection and Affordable Care Act provides a mandate for more vigorous and widespread enforcement activity to combat fraud and abuse in the health care industry.

The Company is also subject to employee-related claims under state and federal law, including claims for discrimination, wrongful discharge or retaliation; claims for wage and hour violations under the Fair Labor Standards Act or state wage and hour laws.

16. Subsequent Events

On August 26, 2015, we entered into an asset purchase agreement to sell our ARY operations in Florida, Louisiana, Indiana, North Carolina and Texas in exchange for a promissory note in the principal amount of $2.5 million that is due and payable on the first anniversary of the closing date. This sale, which is subject to regulatory approvals, is expected to be completed during the first quarter of fiscal 2016. Upon the completion of the sale, we expect to record a loss of approximately $2.7 million.

Civitas Solutions, Inc.

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Civitas Solutions, Inc.

Boston, Massachusetts

We have audited the accompanying consolidated balance sheets of Civitas Solutions, Inc. and subsidiaries (the “Company”) as of September 30, 2014 and 2013, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended September 30, 2014. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Civitas Solutions, Inc. and subsidiaries as of September 30, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

December 17, 2014

Civitas Solutions, Inc.

Consolidated Balance Sheets

(Amounts in thousands, except share and per share amounts)

	September 30,
	2014	2013
ASSETS
Current Assets:
Cash and cash equivalents	$196,147	$19,440
Restricted cash	1,944	807
Accounts receivable, net of allowances of $11,491 and $12,494 at September 30, 2014 and 2013, respectively	141,378	144,954
Deferred tax assets, net	18,176	18,424
Prepaid expenses and other current assets	16,207	18,641

Total current assets	373,852	202,266
Property and equipment, net	159,486	153,635
Intangible assets, net	327,726	336,191
Goodwill	257,632	235,525
Restricted cash	50,000	50,000
Other assets	39,258	43,652

Total assets	$1,207,954	$1,021,269

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	22,350	26,568
Accrued payroll and related costs	84,176	65,340
Other accrued liabilities	49,320	45,066
Obligations under capital lease, current	451	430
Current portion of long-term debt	168,000	5,600

Total current liabilities	324,297	143,004
Other long-term liabilities	69,314	68,936
Deferred tax liabilities, net	57,552	69,816
Obligations under capital lease, less current portion	6,058	6,509
Long-term debt, less current portion	635,195	779,519
Commitments and contingencies (Notes 14, 15 and 16)
Stockholders’ Equity (Deficit)
Common stock, $0.01 par value; 350,000,000 shares authorized; and 36,950,000 and 25,250,000 shares issued and outstanding at September 30, 2014 and 2013, respectively	370	253
Additional paid-in capital	272,943	90,072
Accumulated other comprehensive loss	—	(1,880)
Accumulated deficit	(157,775)	(134,960)

Total stockholders’ equity (deficit)	115,538	(46,515)

Total liabilities and stockholders’ equity (deficit)	$1,207,954	$1,021,269

See accompanying notes to these consolidated financial statements.

Civitas Solutions, Inc.

Consolidated Statements of Operations

(Amounts in thousands except share and per share amounts)

	Year Ended September 30,
	2014	2013	2012
Net revenue	$1,255,838	$1,182,509	$1,107,351
Cost of revenue (exclusive of depreciation expense shown separately below)	983,043	921,618	861,691
Operating expenses:
General and administrative	145,041	145,184	139,630
Depreciation and amortization	67,488	63,573	59,987

Total operating expenses	212,529	208,757	199,617

Income from operations	60,266	52,134	46,043
Other income (expense):
Management fee of related party	(9,488)	(1,359)	(1,325)
Other income, net	191	911	2
Extinguishment of debt	(14,699)	—	—
Interest income	183	135	328
Interest expense	(69,349)	(78,075)	(79,445)

Loss from continuing operations before income taxes	(32,896)	(26,254)	(34,397)
Benefit for income taxes	(11,463)	(9,942)	(19,883)

Loss from continuing operations	(21,433)	(16,312)	(14,514)
(Loss) gain from discontinued operations, net of tax expense (benefit) for the fiscal year ended September 30, 2014, 2013 and 2012 of ($877), ($1,260) and $155	(1,382)	(1,984)	245

Net loss	$(22,815)	$(18,296)	$(14,269)

Loss per common share, basic and diluted
Loss from continuing operations	$(0.84)	$(0.65)	$(0.57)
(Loss) gain from discontinued operations	(0.05)	(0.07)	—

Net loss	$(0.89)	$(0.72)	$(0.57)

Weighted average number of common shares outstanding, basic and diluted	25,538,493	25,250,000	25,250,000

See accompanying notes to these consolidated financial statements.

Civitas Solutions, Inc.

Consolidated Statements of Comprehensive Loss

(Amounts in thousands)

	Year Ended September 30,
	2014	2013	2012
Net loss	$(22,815)	$(18,296)	$(14,269)
Other comprehensive gain, net of tax:
Unrealized gains on derivative instrument classified as cash flow hedge net of tax for the fiscal year ended September 30, 2014, 2013 and 2012 of $310, $1,027, and $447	466	1,478	659
Reclassification adjustments for gains on derivative instruments included in net income, net of tax for the fiscal year ended September 30, 2014 of $942.	1,414	—	—

Comprehensive loss	$(20,935)	$(16,818)	$(13,610)

See accompanying notes to these consolidated financial statements.

Civitas Solutions, Inc.

Consolidated Statements of Stockholders’ Equity (Deficit)

(Amounts in thousands, except share and per share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balance at September 30, 2011	25,250,000	$253	$89,241	$(4,017)	$(102,395)	$(16,918)
Other comprehensive income, net of tax	—	—	—	659	—	659
Stock-based compensation	—	—	672	—	—	672
Dividend to NMH Investment	—	—	(75)	—	—	(75)
Net loss	—	—	—	—	(14,269)	(14,269)

Balance at September 30, 2012	25,250,000	253	89,838	(3,358)	(116,664)	(29,931)
Other comprehensive income, net of tax	—	—	—	1,478	—	1,478
Stock-based compensation	—	—	273	—	—	273
Dividend to NMH Investment	—	—	(39)	—	—	(39)
Net loss	—	—	—	—	(18,296)	(18,296)

Balance at September 30, 2013	25,250,000	253	90,072	(1,880)	(134,960)	(46,515)
Issuance of common stock, net of issuance costs	11,700,000	117	182,086	—	—	182,203
Other comprehensive income, net of tax	—	—	—	1,880	—	1,880
Stock-based compensation	—	—	895	—	—	895
Dividend to NMH Investment	—	—	(110)	—	—	(110)
Net loss	—	—	—	—	(22,815)	(22,815)

Balance at September 30, 2014	36,950,000	$370	$272,943	$—	$(157,775)	$115,538

See accompanying notes to these consolidated financial statements.

Civitas Solutions, Inc.

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year Ended September 30,
	2014	2013	2012
Cash Flows from Operating activities:
Net loss	$(22,815)	$(18,296)	$(14,269)
Adjustments to reconcile net loss to net cash provided by operating activities:
Accounts receivable allowances	20,392	18,286	12,902
Depreciation and amortization	28,742	25,753	24,118
Amortization of intangible assets	37,953	37,600	36,885
Amortization and write-off of original issue discount and initial purchasers discount	7,101	2,946	2,956
Amortization and write-off of financing costs	10,523	2,851	2,395
Stock-based compensation	895	273	672
Deferred income taxes	(13,266)	(12,212)	(16,103)
Gain on changes in derivative fair value	(33)	—	—
Loss on disposal of assets	385	165	283
Non-cash impairment charge	3,605	6,344	955
Changes in operating assets and liabilities, net of acquisitions
Accounts receivable	(16,817)	(9,249)	(33,092)
Other assets	4,369	553	(2,087)
Accounts payable	(4,279)	(5,930)	5,961
Accrued payroll and related costs	18,836	5,330	3,324
Other accrued liabilities	9,079	(2,719)	6,562
Other long-term liabilities	(754)	4,043	(2,211)

Net cash provided by operating activities	83,916	55,738	29,251
Cash Flows from Investing activities:
Cash paid for acquisitions, net of cash received	(53,699)	(9,275)	(16,544)
Purchases of property and equipment	(35,295)	(31,901)	(29,995)
Changes in restricted cash	(1,137)	327	(198)
Proceeds from sale of assets	1,207	1,472	4,075

Net cash used in investing activities	(88,924)	(39,377)	(42,662)
Cash Flows from Financing activities:
Issuance of long term-debt, net of original issue discount	598,500	30,000	—
Repayments of long-term debt	(587,525)	(5,525)	(5,300)
Proceeds from borrowings under senior revolver	9,300	469,400	679,200
Repayments of borrowings under senior revolver	(9,300)	(488,400)	(660,200)
Repayments of capital lease obligations	(430)	(434)	(399)
Dividend to NMH Investment	(110)	(39)	(75)
Payments of financing costs	(10,923)	(2,048)	(78)
Proceeds from the issuance of common stock, net of offering costs	182,203	—	—

Net cash provided by financing activities	181,715	2,954	13,148
Net increase (decrease) in cash and cash equivalents	176,707	19,315	(263)
Cash and cash equivalents at beginning of period	19,440	125	388

Cash and cash equivalents at end of period	$196,147	$19,440	$125

Supplemental disclosure of cash flow information
Cash paid for interest	$64,155	$71,670	$73,110
Cash paid for income taxes, net	$632	$1,665	$441
Supplemental disclosure of non-cash investing activities:
Accrued contingent consideration	$2,400	$—	$—
Accrued property, plant and equipment	$966	$919	$2,093
Supplemental disclosure of non-cash financing activities:
Capital lease obligation incurred to acquire assets	$—	$—	$2,434

See accompanying notes to these consolidated financial statements.

Civitas Solutions, Inc.

Notes to Consolidated Financial Statements

September 30, 2014

1. Basis of Presentation

Civitas Solutions, Inc. is a subsidiary of NMH Investment, LLC (“NHM Investment”), which was formed in connection with the acquisition of our business by affiliates of Vestar Capital Partners (“Vestar’’) in 2006. The equity interests of NMH Investment are owned by Vestar and certain of our executive officers and directors and other members of management. On September 22, 2014, Civitas completed an initial public offering (the “IPO”) of its common stock and became a reporting company under the Securities Exchange Act of 1934, as amended. NMH Holdings, LLC is a wholly owned subsidiary, of Civitas and National Mentor Holdings, Inc. (“NMHI”) is a wholly owned subsidiary of NMH Holdings, LLC.

Civitas Solutions, Inc., through its wholly-owned subsidiaries (collectively, the “Company”), is a leading provider of home- and community-based health and human services to adults and children with intellectual and/or developmental disabilities, acquired brain injury and other catastrophic injuries and illnesses; and to youth with emotional, behavioral and/or medically complex challenges. Since the Company’s founding in 1980, the Company’s operations have grown to 36 states. The Company provides residential services to over 12,600 clients, some of whom also receive periodic services, and more than 16,500 clients receive periodic services from the Company in non-residential settings.

The Company designs customized service plans to meet the unique needs of its clients, which it delivers in home- and community-based settings. Most of the Company’s service plans involve residential support, typically in small group homes, host home settings, or specialized community facilities, designed to improve the clients’ quality of life and to promote their independence and participation in community life. Other services offered include supported living, day and transitional programs, vocational services, case management, family-based and outpatient therapeutic services, post-acute treatment and neurorehabilitation, neurobehavioral rehabilitation and physical, occupational and speech therapies, among others. The Company’s customized service plans offer its clients as well as the payors of these services, an attractive, cost-effective alternative to health and human services provided in large, institutional settings.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany accounts and transactions between the Company and its subsidiaries have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments and methodologies. Actual results could differ from these estimates under different assumptions or conditions.

These accounting policies and estimates are periodically reevaluated, and adjustments are made when facts and circumstances dictate a change.

Fair Value Measurements

The accounting standard for fair value measurements defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and requires detailed disclosures about fair value measurements. Under this standard, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect certain market assumptions. This standard classifies these inputs into the following hierarchy:

Level 1 Inputs—Quoted prices for identical instruments in active markets.

Level 2 Inputs—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs—Instruments with primarily unobservable value drivers.

The fair value hierarchy level is determined by asset class based on the lowest level of significant input. In periods of market inactivity, the observability of prices and inputs may be reduced for certain instruments. This condition could cause an instrument to be reclassified between levels. During the year ended September 30, 2014, there were no transfers between levels.

The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, net, accounts payable, accrued expenses, self- insurance assets and liabilities and variable rate debt approximate their fair value.

Cash Equivalents

The Company considers short-term investments with maturity dates of 90 days or less at the date of purchase to be cash equivalents. Cash equivalents primarily consist of money market funds and the carrying value of cash equivalents approximates fair value.

Restricted Cash

Restricted cash consists of a cash collateral account set up to support the issuance of letters of credit under the Company’s institutional letter of credit facility and funds provided from government payors restricted for client use.

Concentrations of Credit and Other Risks

Financial instruments that potentially subject the Company to credit risk primarily consist of cash and cash equivalents, self- insurance receivables and accounts receivable. Cash and cash equivalents are deposited with federally insured commercial banks in the United States, which, at times may exceed federally insured limits. The unlimited coverage by the Federal Deposit Insurance Corporation (“FDIC”) expired on December 31, 2012. Accounts are currently guaranteed by the FDIC up to $250 thousand. The Company has not experienced any losses in such accounts. The Company derives approximately 90% of its revenue from state and local government payors. These entities fund a significant portion of their payments to the Company through federal matching funds, which pass through various state and local government agencies.

Revenue Recognition

Revenue is reported net of allowances for unauthorized sales and estimated sales adjustments. Revenue is also reported net of any state provider taxes or gross receipts taxes levied on services the Company provides. Sales adjustments are estimated based on an analysis of historical sales adjustments and recent developments in payment trends. Revenue is recognized when evidence of an arrangement exists, the service has been provided, the price is fixed or determinable and collectability is reasonably assured.

The Company recognizes revenue for services performed pursuant to contracts with various state and local government agencies and private health care agencies as follows: cost-reimbursement contract revenue is recognized at the time the service costs are incurred and units-of-service contract revenue is recognized at the time the service is provided. For the Company’s cost-reimbursement contracts, the rate provided by the payor is based on a certain level of service and types of costs incurred in delivering the service. From time to time, the Company receives payments under cost-reimbursement contracts in excess of the allowable costs required to support those payments. In such instances, the Company estimates and records a liability for such excess payments. At the end of the contract period, any balance of excess payments is maintained as a liability until it is reimbursed to the payor. Revenue in the future may be affected by changes in rate-setting structures, methodologies or interpretations that may be enacted in states where the Company operates or by the federal government.

Cost of Revenue

The Company classifies expenses directly related to providing services as cost of revenue, except for depreciation and amortization related to cost of revenue, which are shown separately in the consolidated statements of operations. Direct costs and expenses principally include salaries and benefits for service provider employees, per diem payments to independently contracted host-home caregivers (“Mentors”), residential occupancy expenses, which are primarily comprised of rent and utilities related to facilities providing direct care, certain client expenses such as food and medicine and transportation costs for clients requiring services, professional and general liability expense, employment practices liability expense and workers’ compensation expense.

Property and Equipment

Property and equipment are recorded at cost and are depreciated when placed into service using a straight-line method, based on their estimated useful lives as follows:

Asset Description	Estimated Useful Life
(in years)
Land	Indefinite
Building Leasehold Improvements Vehicles	30 Not to exceed 7 years or length of lease 5
Computer hardware and software Furniture, fixtures and equipment	3 3-5

Capital lease assets are depreciated over the lesser of the lease term or the useful life of the asset. Expenditures for maintenance and repairs are charged to operating expenses as incurred. When assets are sold or retired, the corresponding cost and accumulated depreciation are removed from the related accounts and any gain or loss is recorded in the period of the sale or retirement.

Internal Use Software Development Costs

The Company capitalizes certain costs associated with its internally developed software that are incurred subsequent to the preliminary project stage. Specifically, the Company capitalizes the payroll and payroll-related costs of employees who are directly involved with and who devote time to the Company’s software development project and other applicable third-party costs, and amortizes these costs on a straight-line basis over the estimated useful life of the software of three years. Amortization begins when the internal-use software is ready for its intended use.

Internal use software development costs of $1.5 million have been capitalized for the year ended September 30, 2014. The capitalized amounts were included as part of construction in progress on the consolidated balance sheets in property and equipment. Because the Company believes that the project is not substantially complete and ready for its intended use, no amortization expense has been recorded to date.

Accounts Receivable

Accounts receivable primarily consist of amounts due from government agencies, not-for-profit providers and commercial insurance companies. An estimated allowance for doubtful accounts is recorded to the extent it is probable that a portion or all of a particular account will not be collected. In evaluating the collectability of accounts receivable, the Company considers a number of factors, including payment trends in individual states, age of the accounts and the status of ongoing disputes with third party payors. Complex rules and regulations regarding billing and timely filing requirements in various states are also a factor in our assessment of the collectability of accounts receivable. Actual collections of accounts receivable in subsequent periods may require changes in the estimated allowance for doubtful accounts. Changes in these estimates are charged or credited to revenue as a contractual allowance in the consolidated statements of operations in the period of the change in estimate.

Goodwill and Indefinite-lived Intangible Assets

The Company reviews costs of purchased businesses in excess of the fair value of net assets acquired (goodwill), and indefinite- lived intangible assets for impairment at least annually, unless significant changes in circumstances indicate a potential impairment may have occurred sooner. The Company conducts its annual impairment test for both goodwill and indefinite-lived intangible assets on July 1st of each year.

The Company is required to test goodwill on a reporting unit basis, of which there are two for each of the Company’s reporting segments. The Company has the option to first assess qualitative factors to determine whether further impairment testing is necessary. The Company has elected to bypass the qualitative assessments and proceed directly to the two-step impairment test. The first step is to compare the fair value of the reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value then the second step of the goodwill impairment test is performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill in order to determine the amount of impairment to be recognized. The excess of the carrying value of goodwill above the implied goodwill, if any, would be recognized as an impairment charge. Fair values are established using the discounted cash flow method.

For its indefinite-lived intangible assets, the Company has the option to first assess qualitative factors to determine whether further impairment testing is necessary. The Company has elected to bypass the qualitative assessments and proceed directly to the quantitative impairment test. The impairment test for indefinite-lived intangible assets requires the determination of the fair value of the intangible asset. If the fair value of the indefinite-lived intangible asset is less than its carrying value, an impairment loss is recognized in an amount equal to the difference. Fair values are established using the relief from royalty method.

The fair value of a reporting unit is based on discounted estimated future cash flows. The assumptions used to estimate fair value include management’s best estimates of future growth, capital expenditures, discount rates and market conditions over an estimate of the remaining operating period. As such, actual results may differ from these estimates and lead to a revaluation of the Company’s goodwill and indefinite-lived intangible assets.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. These deferred tax assets and liabilities are separated into current and long-term amounts based on the classification of the related assets and liabilities for financial reporting purposes and netted by jurisdiction. Valuation allowances on deferred tax assets are estimated based on the Company’s assessment of the realizability of such amounts.

The Company also recognizes the benefits of tax positions when certain criteria are satisfied. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense which is consistent with the recognition of these items in prior reporting periods.

Derivative Financial Instruments

The Company reports derivative financial instruments on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. Changes in the fair value of derivatives are recorded each period in current operations or in the consolidated statements of comprehensive income (loss) depending upon whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

The Company, from time to time, enters into interest rate swap agreements to hedge against variability in cash flows resulting from fluctuations in the benchmark interest rate, which is LIBOR, on the Company’s debt. These agreements involve the exchange of variable interest rates for fixed interest rates over the life of the swap agreement without an exchange of the notional amount upon which the payments are based. On a quarterly basis, the differential to be received or paid as interest rates change is accrued and recognized as an adjustment to interest expense in the accompanying consolidated statement of operations. In addition, on a quarterly basis, the mark to market valuation is recorded as an adjustment to gain (loss) on derivative within the consolidated statements of comprehensive income (loss). The related amount receivable from or payable to counterparties is included as an asset or liability, respectively, in the Company’s consolidated balance sheets.

Stock-Based Compensation

NMH Investment adopted an equity-based compensation plan in 2006, and from time to time it has issued units of limited liability company interests pursuant to such plan, consisting of Class B Units, Class C Units, Class D Units, Class E Units, Class F Units, Class G Units and Class H Units. The units are limited liability company interests and are available for issuance to the Company’s employees and members of the Board of Directors for incentive purposes. For purposes of determining the compensation expense associated with these grants, management values the business enterprise using a variety of widely accepted valuation techniques which considered a number of factors such as the Company’s financial performance, the values of comparable companies and the lack of marketability of the Company’s equity. The Company then uses the option pricing method to determine the fair value of these units at the time of grant using valuation assumptions consisting of the expected term in which the units will be realized; a risk-free interest rate equal to the U.S. federal treasury bond rate consistent with the term assumption; expected dividend yield, for which there is none; and expected volatility based on the historical data of equity instruments of comparable companies. For Class B Units, Class C Units, Class D Units, Class E Units and Class F Units, the estimated fair value of the units, less an assumed forfeiture rate, is recognized in expense on a straight-line basis over the requisite service periods of the awards. The Class G Units and Class H Units vest upon a liquidity event and/or upon the occurrence of certain investment return conditions, for which the compensation expense will then be recognized in its entirety when probable.

In fiscal 2014, the Company adopted an equity-based compensation plan and issued stock-based awards including non-qualified stock options and restricted stock units. The Company recognizes the fair value of stock-

based compensation expense over the requisite service period of the individual grantee, which equals the vesting period. The Company is required to estimate future forfeitures of stock-based awards for recognition of compensation expense. The Company will record additional expense if the actual forfeitures are lower than estimated and will record a recovery of prior recognized expense if the actual forfeitures are higher than estimated. The actual expense recognized over the vesting period will only be for those awards that vest.

Accruals for Self-Insurance

The Company maintains employment practices liability, professional and general liability, workers’ compensation, automobile liability and health insurance with policies that include self-insured retentions. Employment practices liability is fully self-insured. The Company records expenses related to claims on an incurred basis, which includes estimates of fully developed losses for both reported and unreported claims. The accruals for the health, workers’ compensation, automobile, employment practices liability and professional and general liability programs are based on analyses performed internally by management and for certain balances, take into account reports by independent third party actuaries. Accruals relating to prior periods are periodically re-evaluated and increased or decreased based on new information.

Self-Insurance Gross versus Net Presentation

The Company reports its insurance liabilities on a gross basis without giving effect to insurance recoveries. Anticipated insurance recoveries are presented in prepaid expenses and other current assets and other assets on the consolidated balance sheets. Self-insured liabilities are presented in accrued payroll and related costs, other accrued liabilities and other long-term liabilities on the Company’s consolidated balance sheets.

Legal Contingencies

The Company reserves for costs related to contingencies when a loss is probable and the amount is reasonably estimable or a range of loss can be determined. These accruals represent management’s best estimate of probable loss. Disclosure is also provided when it is reasonably possible that a loss will be incurred or when it is reasonably possible that the amount of loss will exceed the recorded provision. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to pending claims and litigation and may revise its estimates. These revisions in the estimates of the potential liabilities could have a material impact on our consolidated results of operations and financial position.

Discontinued Operations

The Company analyzes its operations that have been divested or classified as held-for-sale to determine if they qualify for discontinued operations accounting. Only operations that qualify as a component of an entity, as defined by the Accounting Standards Codification (“ASC”), can be classified as a discontinued operation. In addition, only components where the cash flows of the component have been or will be eliminated from ongoing operations by the end of the assessment period and where the Company does not have significant continuing involvement with the divested operations would qualify for discontinued operations accounting.

Subsequent Events

The Company considers events or transactions that have occurred after the balance sheet date of September 30, 2014, but prior to the filing of the financial statements with the Securities and Exchange Commission, or SEC, to provide additional evidence relative to certain estimates or to identify matters that require additional recognition or disclosure. Subsequent events have been evaluated through the filing of the financial statements accompanying this Annual Report on Form 10-K.

3. Recent Accounting Pronouncements

Technical Corrections and Improvements—In October 2012, the FASB issued Accounting Standards Update No. 2012-04, Technical Corrections and Improvements (“ASU 2012-04”). The amendments in this update cover a wide range of Topics in the Accounting Standards Codification. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update were effective for the Company beginning in the first quarter of the fiscal year ended September 30, 2014. This adoption did not have a material impact on the Company’s consolidated financial statements.

Technical Corrections and Improvements Related to Glossary Terms—In March 2014, the FASB issued Accounting Standards Update No. 2014-06, Technical Corrections and Improvements Related to Glossary Terms (“ASU 2014-06”). The amendments in this update relate to glossary terms and cover a wide range of Topics in the Codification. The amendments in this update were effective for the Company beginning in the second quarter of the fiscal year ended September 30, 2014. This adoption did not have a material impact on the Company’s consolidated financial statements.

Income Taxes—In July 2013, the FASB issued Accounting Standards Update No. 2013-11, Income Taxes (Topic 740):—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”). ASU 2013-11 requires an entity to present the reserve for uncertain tax positions when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance requires the reserve for uncertain tax positions to be presented in the financial statements as a reduction to the deferred tax asset for a tax loss or other tax carryforward that would be applied in the settlement of the uncertain tax position. This guidance, which was effective for the Company beginning in the second quarter of the fiscal year ended September 30, 2014, did not have a material effect on our consolidated financial statements.

Reporting Discontinued Operations—In April 2014, the FASB issued Accounting Standards Update No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (“ASU 2014-08”). ASU 2014-08 changes the definition of a discontinued operation to include only those disposals of components of an entity that represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results, and changes the criteria and enhances disclosures for reporting discontinued operations. The pronouncement is to be applied prospectively, and is effective for the first quarter of our fiscal year ending September 30, 2015. It is expected that the adoption will significantly limit the classification of future disposals of components as discontinued operations.

Revenue from Contracts with Customers—In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2016, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method.

4. Business Combinations

The operating results of the businesses acquired are included in the consolidated statements of operations from the date of acquisition. The Company accounted for the acquisitions under the purchase method of accounting and, as a result, the purchase price was allocated to the assets acquired and liabilities assumed based upon their respective fair values. The excess of the purchase price over the estimated fair value of net tangible assets was allocated to specifically identified intangible assets, with the residual being allocated to goodwill.

Fiscal 2014 Acquisitions

During the fiscal year ended September 30, 2014, the Company acquired eleven companies complementary to its business for a total fair value consideration of $56.1 million.

Show-Me Health Care, Inc. (“Show-Me Health Care”). On November 29, 2013, the Company acquired the assets of Show-Me Health Care for $1.2 million. Show-Me Health Care is located in Missouri and provides community-based supportive living services to individuals with developmental disabilities. As a result of this acquisition, the Company recorded $0.3 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes. The Company acquired $0.9 million of intangible assets which included $0.7 million of agency contracts with a weighted average useful life of 12 years, $0.2 million of licenses and permits with a weighted average useful life of 10 years, and $14 thousand of non-compete/non-solicit agreement with a useful life of 5 years.

Occazio, Inc. (“Occazio”). On January 2, 2014, the Company acquired the assets of Occazio for $5.5 million. Occazio is located in Indiana and provides residential, home care and home health care services to consumers with intellectual and/or developmental disabilities. As a result of this acquisition, the Company recorded $1.4 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes. The Company acquired $3.9 million of intangible assets which included $2.9 million of agency contracts with a weighted average useful life of 12 years, $0.7 million of licenses and permits with a weighted average useful life of 10 years, $0.2 million trade name with a useful life of 5 years, and $24 thousand of non-compete/non-solicit agreement with a useful life of 5 years. In addition, the Company acquired total tangible assets of $0.2 million.

Momentum Rehabilitation Services, Inc., D/B/A Ann Arbor Rehabilitation Centers (“Ann Arbor”). On February 7, 2014, the Company acquired the assets of Ann Arbor for $4.8 million. Ann Arbor is located in Michigan and provides comprehensive on and off-campus residential housing and personalized daily services to adults with traumatic brain injury. As a result of this acquisition, the Company recorded $1.0 million of goodwill in the Post-Acute Specialty Rehabilitation Services segment, which is expected to be deductible for tax purposes. The Company acquired $3.8 million of intangible assets which included $3.7 million of agency contracts with a weighted average useful life of 12 years, $0.1 million trade name with a useful life of 5 years, and $33 thousand of non- compete/non-solicit agreement with a useful life of 5 years.

Tender Loving Care Metro, LLC (“Tender Loving Care”). On April 7, 2014, the Company acquired the assets of Tender Loving Care for $3.0 million. Tender Loving Care is located in Minnesota and provides residential and related services to adults with intellectual and/or developmental disabilities. As a result of this acquisition, the Company recorded $0.5 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes. The Company acquired $2.4 million of intangible assets which included $2.0 million of agency contracts with a weighted average useful life of 12 years, $0.3 million of licenses and permits with a weighted average useful life of 10 years, and $0.1 million of non-compete/non-solicit agreement with a useful life of 5 years.

AmeriServe International of Arizona, Inc. (“AmeriServe”). On June 30, 2014, the Company acquired the assets of AmeriServe for $0.4 million. AmeriServe is located in Arizona and provides group home services, day program services and related services to individuals with developmental disabilities. As a result of this acquisition, the Company recorded $0.1 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes. The Company acquired $0.3 million of intangible assets which included $0.2 million of agency contracts with a weighted average useful life of 12 years, $39 thousand of licenses and permits with a weighted average useful life of 10 years, and $12 thousand of non-compete/non-solicit agreement with a useful life of 5 years.

G&D Alternative Living, Inc. (“G&D”). On June 30, 2014, the Company acquired the assets of G&D for $1.5 million. G&D is located in Ohio and provides group home services, day program services and related services to individuals with developmental disabilities. As a result of this acquisition, the Company recorded $0.3 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes. The Company acquired $1.1 million of intangible assets which included $0.9 million of agency contracts with a weighted average useful life of 12 years, $0.2 million of licenses and permits with a weighted average useful life of 10 years, and $6 thousand of non-compete/non-solicit agreement with a useful life of 5 years.

Life by Design, Inc. (“Life by Design”). On July 23, 2014, the Company acquired the assets of Life by Design for $2.1 million. Life by Design is located in Minnesota and provides supported living and related services to individuals with developmental disabilities. Based on the estimated fair values of the assets acquired at the date of acquisition, the Company recorded $0.4 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes. The Company acquired $1.7 million of intangible assets which included $1.3 million of agency contracts with a weighted average useful life of 12 years, $0.3 million of licenses and permits with a weighted average useful life of 10 years, and $33 thousand of non-compete/non-solicit agreement with a useful life of 5 years.

Mass Adult Day Health Alliance (“Adult Day Health”). On September 8, 2014, the Company acquired Adult Day Health for consideration of $37.1 million, including $2.4 million of contingent consideration. Adult Day Health is located in Massachusetts and operates eight adult day health facilities in the Boston area and provides outpatient, center-based services that provide health, therapeutic and social support to elders in a group environment. Based on the estimated fair values of the net assets acquired at the date of acquisition, the Company recorded $18.0 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes. The Company acquired $18.1 million of intangible assets which included $12.4 million of agency contracts with a weighted average useful life of 12 years, $0.7 million of licenses and permits with a weighted average useful life of 10 years, $3.4 million trade name with an indefinite useful life, and $1.6 million of non-compete/non-solicit agreements with a useful life of 5 years. In addition, the Company acquired total tangible assets of $1.4 million.

The purchase price allocation for Adult Day Health has been prepared on a preliminary basis and is subject to change as additional information becomes available concerning the fair value of the intangible assets acquired. Any adjustments to the purchase price allocation will be made as soon as practicable but no later than one year from September 8, 2014, the acquisition date.

Other Acquisitions. During fiscal 2014, the Company acquired the assets of Rose View Group Home, LLC, Multi-Dimensional Services and Supports, Inc. and Residential CRF, Inc. All three of these acquisitions are in the business of providing group home and related services to individuals with developmental disabilities and are included in our Human Services segment. Total cash consideration for these companies was $0.4 million of which $0.1 million was recorded to goodwill and $0.3 million was recorded to intangible assets.

The following table summarizes the recognized amounts of identifiable assets acquired assumed at the date of the acquisition:

(in thousands)	Identifiable intangible assets	Property and equipment	Total identifiable net assets	Goodwill
Show-Me Health Care	$895	$9	$904	$336
Occazio	3,863	216	4,079	1,421
Ann Arbor	3,801	50	3,851	972
Tender Loving Care	2,396	16	2,412	538
AmeriServe	288	43	331	69
G&D	1,086	102	1,188	312
Life by Design	1,651	16	1,667	433
Adult Day Health	18,100	1,081	19,181	17,969
Other Acquisitions	272	106	378	57

Total	$32,352	$1,639	$33,991	$22,107

Pro forma Results of Operations

The unaudited pro forma results of operations provided below for fiscal 2014 and 2013 are presented as though acquisitions made during fiscal 2014 had occurred at the beginning of the periods presented. The pro forma information presented below does not intend to indicate what the Company’s results of operations would have been if the acquisitions had in fact occurred at the beginning of the earliest period presented nor does it intend to be a projection of the impact on future results or trends. The Company has determined that the presentation of the results of operations for each of these acquisitions, from the date of acquisition, is impracticable due to the integration of the operations upon acquisition.

(in thousands)	Year Ended September 30, 2014	Year Ended September 30, 2013
Net revenue	$1,286,173	$1,232,279
Income from operations	65,958	61,077

Fiscal 2013 Acquisitions

During the fiscal year ended September 30, 2013, the Company acquired three companies complementary to its business for total fair value consideration of $9.3 million.

Beyond Abilities. On September 20, 2013, the Company acquired the assets of Beyond Abilities for $4.4 million. Beyond Abilities is located in Wisconsin and provides residential and support services to individuals with cognitive disabilities and challenging behaviors. As a result of this acquisition, the Company recorded $1.3 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes. The Company acquired $0.1 million of tangible assets and $3.0 million of intangible assets, which included $1.5 million of agency contracts with a weighted average useful life of 12 years, $0.9 million of non-compete/non-solicit agreement with a useful life of 5 years, and $0.6 million of licenses and permits with a weighted average useful life of 10 years.

Community Links. On August 30, 2013, the Company acquired the assets of Community Links for $4.4 million. Community Links is located in Michigan and provides comprehensive supportive services to adults with traumatic brain injury. As a result of this acquisition, the Company recorded $1.3 million of goodwill in the Post-Acute Specialty Rehabilitation Services segment, which is expected to be deductible for tax purposes. The Company acquired $3.1 million of intangible assets which primarily included $3.0 million of agency contracts with a weighted average useful life of 12 years. The remaining purchase price was allocated to tangible assets.

Carolina Autism. On November 1, 2012, the Company acquired the assets of Carolina Autism for $0.5 million. Carolina Autism is located in South Carolina and provides group home services, behavioral services and related services primarily to individuals diagnosed with autism and pervasive development disorders. As a result of this acquisition, the Company recorded $14 thousand of goodwill in the Human Services segment, which is expected to be deductible for tax purposes. The Company acquired $0.4 million of intangible assets which included $0.2 million of licenses and permits with a weighted average useful life of 10 years, $0.1 million of non-complete/non-solicit agreement with a useful life of 5 years and $0.1 million of agency contracts with a weighted average useful life of 12 years. The remaining purchase price was allocated to tangible assets.

The following table summarizes the recognized amounts of identifiable assets acquired and liabilities assumed at the date of the acquisition:

(in thousands)	Identifiable intangible assets	Other Assets, current and long term	Property and equipment	Total identifiable net assets	Goodwill
Beyond Abilities	$2,984	$—	$136	$3,120	$1,280
Community Links	3,078	16	46	3,140	1,260
Carolina Autism	420	2	39	461	14

Total	$6,482	$18	$221	$6,721	$2,554

Fiscal 2012 Acquisitions

During the fiscal year ended September 30, 2012, the Company acquired seven companies complementary to its business for total fair value consideration of $16.5 million.

Families Together. On November 30, 2011, the Company acquired the assets of Families Together, Inc. (“Families Together”) for $3.0 million. Families Together is located in North Carolina and provides intensive in-home services, day treatment, case management, outpatient therapy and similar periodic services to children and their families. As a result of this acquisition, the Company recorded $0.9 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes. The Company acquired $2.1 million of intangible assets which included $1.0 million of non-compete agreement with a useful life of five years, $0.8 million of agency contracts with a weighted average useful life of eleven years, and $0.3 million of licenses and permits with a weighted average useful life of ten years.

SCVP. On March 26, 2012, the Company acquired the assets of SCVP, Inc. (“SCVP”) for $0.4 million. SCVP is located in Oregon and provides day program services and related services to individuals with developmental disabilities. The Company acquired $0.3 million of agency contracts with a weighted average useful life of ten years and $0.1 million of goodwill in the Human Services segment. The goodwill is expected to be deductible for tax purposes.

Copper Family Community Care. On April 5, 2012, the Company acquired the assets of Copper Family Community Care, Inc. (“Copper Family”) for $2.6 million. Copper Family is located in Wisconsin and provides group home services and related services to individuals with developmental disabilities. As a result of the acquisition, the Company recorded $0.7 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes. The Company acquired $0.1 million of tangible assets and $1.8 million of intangible assets, which included $1.4 million of agency contracts with a weighted average useful life of eleven years and $0.4 million of licenses and permits with a weighted average useful life of ten years.

Alpha Group Administrators. On August 31, 2012, the Company acquired the assets of Alpha Group Administrators, Inc. (“Alpha Group”) for $2.3 million. Alpha Group is located in Arizona and provides specialized care through group home services and day treatment services for clients with complex behavioral challenges, as well as intellectual and developmental disabilities. As a result of the acquisition, the Company recorded $0.1 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes. The Company acquired $0.3 million of tangible assets and $1.9 million of intangible assets, which included $1.6 million of agency contracts with a weighted average useful life of twelve years and $0.3 million of licenses and permits with a weighted average useful life of ten years.

Radical Rehab Solutions. On August 31, 2012, the Company acquired the assets of Radical Rehab Solutions, LLC (“Radical Rehab”) for $8.0 million. Radical Rehab is located in Kentucky and provides community-based, post-acute rehabilitation programs for clients with acquired brain injury. As a result of the acquisition, the Company recorded $1.6 million of goodwill in the Post-Acute Specialty Rehabilitation Services segment, which is expected to be deductible for tax purposes. The Company acquired $0.1 million of tangible assets and $6.3 million of intangible assets which included $5.4 million of agency contracts with a weighted average useful life of twelve years, $0.7 million of licenses and permits with a weighted average useful life of ten years, and $0.2 million of non-compete/non-solicit with a weighted average useful life of five years.

Other Acquisitions. Additionally, during the first quarter of 2012, the Company acquired selected assets of Zumbro House, Inc., which provides group home services to individuals with developmental disabilities in the Mankato, Minnesota area and Georgia Rehabilitation Institute d/b/a Walton Rehabilitation Health System, a provider of acquired brain injury services in Georgia, for total cash of $0.2 million, $0.1 million of which was allocated to intangible assets.

The following table summarizes the recognized amounts of identifiable assets acquired and liabilities assumed at the date of the acquisition:

(in thousands)	Identifiable intangible assets	Other Assets, current and long term	Property and equipment	Total identifiable net assets	Goodwill
Families Together	$2,102	$—	$6	$2,108	$892
SCVP	291	—	5	296	154
Copper Family	1,836	—	116	1,952	687
Alpha Group	1,927	—	288	2,215	85
Radical Rehab	6,340	41	62	6,443	1,557
Other Acquisitions	89	—	20	109	46

Total	$12,585	$41	$497	$13,123	$3,421

Pro forma Results of Operations

The unaudited pro forma results of operations provided below for fiscal 2013 and 2012 are presented as though acquisitions made during fiscal 2013 and 2012 had occurred at the beginning of the periods presented. The pro forma information presented below does not intend to indicate what the Company’s results of operations would have been if the acquisitions had in fact occurred at the beginning of the earliest period presented nor does it intend to be a projection of the impact on future results or trends. The Company has determined that the presentation of the results of operations for each of these acquisitions, from the date of acquisition, is impracticable due to the integration of the operations upon acquisition.

(in thousands)	Year Ended September 30, 2013	Year Ended September 30, 2012
Net revenue	$1,192,664	$1,128,972
Income from operations	54,401	49,564

5. Discontinued Operations

REM Connecticut

During the fourth quarter of fiscal 2014, the Company notified the State of Connecticut of its intention to stop providing services under existing contracts due to rate cuts and a change in state policy. The effective transition of the Company’s programs is expected to be completed in the first quarter of fiscal 2015. REM Connecticut was included in the Human Services segment and the results of the operations are presented as discontinued operations in the consolidated statements of operations and the prior periods have been reclassified. Loss from discontinued operations for REM Connecticut for fiscal 2014 included impairment charges of $1.6 million and $0.7 million for intangible assets and owned buildings, respectively, and $0.1 million of expense for severance.

FAS Virginia

During fiscal 2013, the Company closed certain Human Services operations in the state of Virginia, Family Advocacy Services, LLC (“FAS Virginia”) and recorded a pre-tax loss of $3.6 million for fiscal 2013. FAS Virginia was included in the Human Services segment and the results of the operations are presented as discontinued operations in the consolidated statements of operations and the prior periods have been reclassified. Loss from discontinued operations for FAS Virginia for fiscal 2013 included a $3.4 million write-off of intangible assets.

Mentor Rhode Island

During fiscal 2013, the Company adopted a plan to sell its Human Services operations in the state of Rhode Island (“Mentor Rhode Island”). The Company completed the sale in the third quarter of fiscal 2013 and recorded a pre-tax loss of $0.8 million for fiscal 2013. The operations of Mentor Rhode Island are presented as discontinued operations in the consolidated statements of operations and the prior periods have been reclassified. Loss from discontinued operations for fiscal 2013 included a $0.7 million impairment charge related to the write-off of intangible assets.

The net revenue and loss before income taxes for the Company’s discontinued operations for the periods presented is as follows (in thousands):

	Year ended September 30,
	2014	2013	2012
Net revenue	$13,425	$18,483	$22,222
Income (loss) before income taxes	(2,259)	(3,244)	400

6. Goodwill and Intangible Assets

Goodwill

The changes in goodwill for the fiscal years ended September 30, 2014 and 2013 are as follows (in thousands):

	Human Services	Post-Acute Specialty Rehabilitation Services	Total
Balance as of September 30, 2012	$169,564	$64,699	$234,263
Goodwill acquired through acquisitions	1,294	1,260	2,554
Goodwill written off related to disposal of businesses	(1,334)	—	(1,334)
Adjustments to goodwill, net	—	42	42

Balance as of September 30, 2013	$169,524	$66,001	$235,525
Goodwill acquired through acquisitions	21,134	973	22,107

Balance as of September 30, 2014	$190,658	$66,974	$257,632

During fiscal 2013, the Company wrote off goodwill of underperforming programs within the Human Services segment which were closed as of September 30, 2013. The total charge was $1.3 million and is included in general and administrative expense in the consolidated statements of operations. Additionally, the adjustments to goodwill reflect the final purchase price for acquisitions, as determined during the measurement period.

Annual Goodwill Impairment Testing

The Company tests goodwill at least annually for possible impairment. Accordingly, the Company completes the annual testing of impairment for goodwill on July 1 of each fiscal year. In addition to its annual test, the Company regularly evaluates whether events or circumstances have occurred that may indicate a potential impairment of these assets.

The Company has elected to bypass the qualitative assessments and proceed directly to the two-step impairment test. The process of testing goodwill for impairment involves the determination of the fair value of the applicable reporting units. The test consists of a two-step process. The first step is the comparison of the fair value to the carrying value of the reporting unit to determine if the carrying value exceeds the fair value. The second step measures the amount of an impairment loss, and is only performed if the carrying value exceeds the fair value of the reporting unit. The Company performed its annual impairment testing for its reporting units as of July 1, 2014, 2013, and 2012, its annual impairment dates, and concluded based on the first step of the process that there were no goodwill impairments.

The Company has consistently employed the income approach, specifically the discounted cash flow method, to estimate the current fair value when testing for impairment of goodwill. A number of significant assumptions and estimates are involved in the application of the income approach to forecast operating cash flows, including revenue growth, tax rates, capital spending, discount rate and working capital changes.

Cash flow forecasts are based on business unit operating plans and historical relationships. The income approach is sensitive to changes in long-term terminal growth rates and the discount rate. The long-term terminal growth rates are consistent with the Company’s historical long-term terminal growth rates, as the current economic trends are not expected to affect the long-term terminal growth rates of the Company. The discount rate was selected based on the estimated rate of return as well as time value of money.

Intangible Assets

Intangible assets consist of the following as of September 30, 2014 (in thousands):

Description	Weighted Average Remaining Life	Gross Carrying Value	Accumulated Amortization	Intangible Assets, Net
Agency contracts	8 years	$484,994	$224,566	$260,428
Non-compete/non-solicit	3 years	5,716	2,448	3,268
Relationship with contracted caregivers	2 years	10,963	9,013	1,950
Trade names	4 years	7,467	2,907	4,560
Trade names (indefinite life)	—	42,400	—	42,400
Licenses and permits	3 years	47,629	32,724	14,905
Intellectual property	2 years	904	689	215

		$600,073	$272,347	$327,726

Intangible assets consist of the following as of September 30, 2013 (in thousands):

Description	Weighted Average Remaining Life	Gross Carrying Value	Accumulated Amortization	Intangible Assets, Net
Agency contracts	9 years	$464,480	$195,737	$268,743
Non-compete/non-solicit	3 years	4,929	2,058	2,871
Relationship with contracted caregivers	3 years	10,963	7,905	3,058
Trade names	4 years	3,787	2,431	1,356
Trade names (indefinite life)	—	42,400	—	42,400
Licenses and permits	4 years	45,760	28,343	17,417
Intellectual property	3 years	904	558	346

		$573,223	$237,032	$336,191

For fiscal years ended 2014, 2013 and 2012, the amortization expense for continuing operations was $37.7 million, $38.2 million and $36.2 million, respectively. The amortization expense for discontinued operations was $0.2 million, $0.4 million and $0.6 million for fiscal years ended 2014, 2013 and 2012, respectively.

Annual Indefinite Life Impairment Testing

The Company tests indefinite-lived intangible assets at least annually for possible impairment. Accordingly, the Company completes the annual testing of impairment for indefinite-lived intangible assets on July 1 of each fiscal year. In addition to its annual test, the Company regularly evaluates whether events or circumstances have occurred that may indicate a potential impairment of these assets.

The impairment test consists of a comparison of the fair value of the indefinite-lived intangible asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss in an amount equal to that excess is recognized. The Company has consistently employed the relief from royalty model to estimate the current fair value when testing for impairment of indefinite-lived intangible assets.

In addition, the Company evaluates the remaining useful life of its indefinite-lived intangible assets at least annually to determine whether events or circumstances continue to support an indefinite useful life. If events or circumstances indicate that the useful lives of indefinite-lived intangible assets are no longer indefinite, the assets will be tested for impairment.

The Company has elected to bypass the qualitative assessments and proceeded directly to the quantitative impairment test. The Company performed its annual impairment testing as of July 1, 2014, 2013, and 2012, its annual impairment dates, and concluded that there were no impairments to its indefinite lived trade names.

Long Lived Impairment Testing

During the fiscal year ended September 30, 2014, the Company determined that certain intangible assets associated with programs that it voluntarily withdrew from within the Human Services segment were impaired. As a result, the Company wrote off $0.5 million of non-compete agreements, $0.6 of agency contracts and $0.2 million of licenses and permits. The total impairment charge associated with these programs of $1.3 million is included in depreciation and amortization expense in the accompanying consolidated statement of operations.

Additionally, during the fiscal year ended September 30, 2014, the Company notified the state of Connecticut of its intention to stop providing services under existing contracts due to rate cuts and a change in state policy. As a result, the Company wrote off $1.5 million of agency contracts and $0.1 million of license and permits. The total impairment charge of $1.6 million is included in loss from discontinued operations.

During the assessment of long-lived assets that was performed during fiscal 2013, the Company determined that certain of its intangible assets were impaired related to underperforming programs within the Human Services segment, which consisted primarily of $0.9 million of agency contracts and $0.1 million of licenses and permits. As result, the Company recorded $1.0 million of amortization expense related to the write-off of these intangible assets for the year ended September 30, 2013. This charge was included in depreciation and amortization expense in the accompanying statements of operations.

The estimated remaining amortization expense related to intangible assets with finite lives for each of the five succeeding years and thereafter is as follows:

Year Ending September 30,	(In thousands)
2015	$38,251
2016	36,409
2017	32,358
2018	31,466
2019	31,070
Thereafter	115,772

$285,326

7. Property and Equipment

Property and equipment consists of the following as of September 30 (in thousands):

	2014	2013
Buildings and land	$123,899	$123,046
Vehicles	50,454	45,846
Computer hardware	32,276	29,661
Leasehold improvements	53,198	38,755
Furniture and fixtures	14,749	12,931
Office and telecommunication equipment	6,772	8,115
Software for internal use	1,488	—
Construction in progress	1,005	2,246

	283,841	260,600
Less accumulated depreciation	(124,355)	(106,965)

Property and equipment, net	$159,486	$153,635

For fiscal years ended 2014, 2013 and 2012, depreciation expense for continuing operations was $28.4 million, $25.4 million and $23.8 million, respectively, and depreciation expense for discontinued operations was $293 thousand, $370 thousand and $371 thousand, respectively.

8. Certain Balance Sheet Accounts

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following as of September 30 (in thousands):

	2014	2013
Prepaid business expense	$2,514	$2,906
Prepaid insurance	1,185	1,309
Anticipated insurance recoveries	6,637	9,966
Other	5,871	4,460

Prepaid expenses and other current assets	$16,207	$18,641

Other Accrued Liabilities

Other accrued liabilities consist of the following as of September 30 (in thousands):

	2014	2013
Accrued insurance	$15,464	$18,756
Accrued swap valuation liability	—	3,165
Overpayments	6,746	7,678
Due to third party payors	3,727	3,569
Accrued interest	3,465	4,100
Other	19,918	7,798

Other accrued liabilities	$49,320	$45,066

Other Long-Term Liabilities

Other long-term liabilities consist of the following as of September 30 (in thousands):

	2014	2013
Accrued self-insurance reserves	$54,037	$54,781
Other	15,277	14,155

Other long-term liabilities	$69,314	$68,936

9. Long-term Debt

The Company’s long-term debt consists of the following as of September 30 (in thousands):

	2014	2013
Term loan principal and interest due in quarterly installments through January 31, 2021, subject to acceleration to November 15, 2017	$597,000	$—
Prior term loan, principal and interest repaid on January 31, 2014	—	546,525
Original issue discount on term loan, net of accumulated amortization	(1,235)	(4,403)
Senior notes, due February 15, 2018; semi-annual cash interest payments due each February 15th and August 15th (interest rate of 12.50%)	212,000	250,000
Original issue discount and initial purchase discount on senior notes, net of accumulated amortization	(4,570)	(7,003)

	803,195	785,119
Less current portion	168,000	5,600

Long-term debt	$635,195	$779,519

On January 31, 2014, National Mentor Holdings, Inc. (“NMHI”) and NMH Holdings, LLC completed a refinancing transaction by entering into the senior secured credit facilities consisting of a term loan facility and a senior revolver. In connection with the refinancing transaction, the prior senior secured credit facilities were repaid and replaced with the senior secured credit facilities. The Company incurred $11.1 million of expenses related to the refinancing transaction including $7.2 million related to the write-off of deferred financing costs and $3.9 million related to the write-off of original issue discount related to the prior indebtedness. These expenses are recorded on the Company’s consolidated statement of operations as extinguishment of debt.

On February 26, 2014, NMHI redeemed $38.0 million aggregate principal amount of the outstanding senior notes, in accordance with the provisions of the indenture governing the senior notes. In connection with the partial redemption of the senior notes, the Company incurred $3.6 million of expenses including $2.4 million related to redemption premium, $1.0 million related to the write- off of original issue discount and initial purchase discount and $0.2 million related to the write-off of deferred financing costs. These expenses are recorded on the Company’s consolidated statement of operations as extinguishment of debt.

As of September 30, 2014 and 2013, the Company did not have any borrowings under the senior revolver.

Senior Secured Credit Facilities

On January 31, 2014, NMHI and NMH Holdings, LLC entered into a new senior credit agreement (the “senior credit agreement”) with Barclays Bank PLC, as administrative agent, and the other agents and lenders named therein, for the new senior secured credit facilities (the “senior secured credit facilities”), consisting of a $600.0 million term loan facility (the “term loan facility”), of which $50.0 million was deposited in a cash collateral account in support of the issuance of letters of credit under an institutional letter of credit facility (the “institutional letter of credit facility”), and a $100.0 million senior secured revolving credit facility (the “senior revolver”). On October 21, 2014, NMHI increased the revolving commitment under the senior secured revolving credit facility (the “Senior Revolver”) by $20.0 million, on terms identical to those applicable to the existing Senior Revolver. The aggregate amount of the revolving commitment under the Senior Revolver is now $120.0 million. As of October 21, 2014, NMHI had no borrowings under the Senior Revolver. The term loan facility has a seven-year maturity and the senior revolver has a five-year maturity; provided, that if the senior notes are not refinanced in full on or prior to the date that is three months prior to February 15, 2018, such maturity dates shall spring forward to November 15, 2017. The senior credit agreement provides that NMHI may make one or more offers to the lenders, and consummate transactions with individual lenders that accept the terms contained in such offers, to extend the maturity date of the lender’s term loans and/or revolving commitments, subject to certain conditions, and any extended term loans or revolving commitments will constitute a separate class of term loans or revolving commitments.

All of the obligations under the senior secured credit facilities are guaranteed by NMH Holdings, LLC and the subsidiary guarantors named therein (the “Subsidiary Guarantors”). Pursuant to the Guarantee and Security Agreement, dated as of January 31, 2014 (the “guarantee and security agreement”), among NMH Holdings, LLC, as parent guarantor, NMHI, certain of its subsidiaries, as subsidiary guarantors, and Barclays Bank, PLC, as administrative agent, subject to certain exceptions, the obligations under the senior secured credit facilities are secured by a pledge of 100% of NMHI’s capital stock and the capital stock of domestic subsidiaries owned by NMHI and any other domestic Subsidiary Guarantor and 65% of the capital stock of any first tier foreign subsidiaries and a security interest in substantially all of NMHI’s tangible and intangible assets and the tangible and intangible assets of NMH Holdings, LLC and each Subsidiary Guarantor.

The senior revolver includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as the “swingline loans.” Any issuance of letters of credit or borrowing on a swingline loan will reduce the amount available under the senior revolver. As of September 30, 2014, NMHI had no borrowings under the senior revolver and $44.3 million of letters of credit issued under the institutional letter of credit facility.

At its option, NMHI may add one or more new term loan facilities or increase the commitments under the senior revolver (collectively, the “incremental borrowings”) in an aggregate amount of up to $125.0 million plus any additional amounts so long as certain conditions, including a consolidated first lien leverage ratio (as defined in the senior credit agreement) of not more than 4.50 to 1.00 on a pro forma basis, are satisfied. In addition, the covenants in the indenture governing the senior notes effectively limit the amount of incremental borrowings that it may incur based on a consolidated leverage ratio (as defined in the indenture) of not more than 6.00 to 1.00 on a pro forma basis.

Borrowings under the senior secured credit facilities bear interest, at our option, at: (i) an ABR rate equal to the greater of (a) the prime rate of Barclays Bank PLC, (b) the federal funds rate plus 1/2 of 1.0%, and (c) the Eurodollar rate for an interest period of one- month beginning on such day plus 100 basis points, plus 2.75%

(provided that the ABR rate applicable to the term loan facility will not be less than 2.00% per annum); or (ii) the Eurodollar rate (provided that the Eurodollar rate applicable to the term loan facility will not be less than 1.00% per annum), plus 3.75%. The applicable margin will decrease by 0.50% per annum if our consolidated leverage ratio is less than or equal to 5.00 to 1.00. This decrease will become effective as of the first business day immediately following the first date on which NMHI delivers a quarterly compliance certificate setting forth such calculation. NMHI is also required to pay a commitment fee to the lenders under the senior revolver at an initial rate of 0.50% of the average daily unutilized commitments thereunder. NMHI must also pay customary letter of credit fees.

The senior credit agreement requires NMHI to make mandatory prepayments, subject to certain exceptions, with: (i) beginning in fiscal year 2015, 50% (which percentage will be reduced upon its achievement of certain first lien leverage ratios) of NMHI’s annual excess cash flow; (ii) 100% of net cash proceeds of all non-ordinary course assets sales or other dispositions of property, subject to certain exceptions and thresholds; and (iii) 100% of the net cash proceeds of any debt incurrence, other than debt permitted under the senior credit agreement. Excess cash flow is defined in NMHI’s senior credit agreement as (A) the sum of (i) consolidated net income (as defined in the senior credit agreement), plus (ii) the net decrease in working capital, plus (iii) noncash charges previously deducted from consolidated net income, plus (iv) non-cash losses from assets sales, minus (B) the sum of (i) certain amortization and other mandatory prepayment of indebtedness, plus (ii) unfinanced capital expenditures plus (iii) the cash portion of permitted investments plus (iv) noncash gains previously including in consolidated net income, plus (v) the net increase in working capital, plus (vi) certain cash payments of long-term liabilities, plus (vii) cash restricted payments, plus (viii) cash expenditures not expensed during such period, plus (ix) penalties paid in connection with the repayment of indebtedness, plus (x) certain cash distributions from the SRS business, plus (xi) aggregate unfinanced portion of contract consideration for acquisition or capital expenditures to be consummated, plus (xii) aggregate amount of cash amounts received in such period but excluded from consolidated net income, plus (xiii) certain cash payments in respect of earnout obligations, plus (xiv) certain voluntary prepayments of indebtedness, plus (xv) certain cash payments of non-cash charges added back in a prior period, plus (xvi) all charges or expenses incurred in such period but excluded from consolidated net income. NMHI is required to repay the term loan facility portion of the senior secured credit facilities in quarterly principal installments of 0.25% of the principal amount, with the balance payable at maturity. The senior credit agreement permits NMHI to offer to its lenders newly issued notes in exchange for their term loans in one or more permitted debt exchange offers, subject to the conditions set forth in the senior credit agreement.

Senior Notes

On February 9, 2011, NMHI issued $250.0 million in aggregate principal amount of senior notes at a price equal to 97.7% of their face value. The senior notes mature on February 15, 2018 and bear interest at a rate of 12.50% per annum, payable semi- annually on February 15 and August 15 of each year, beginning on August 15, 2011. The senior notes are unsecured obligations of NMHI and are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by certain of its existing subsidiaries.

On February 26, 2014, NMHI redeemed $38.0 million aggregate principal amount of the outstanding principal amount of senior notes, in accordance with the provisions of the indenture governing them. The redemption price of the senior notes was 106.250% of the principal amount redeemed, plus accrued and unpaid interest to, but not including, the redemption date.

On October 17, 2014, NMHI paid $175.6 million to redeem $162.0 million aggregate principal of senior notes using proceeds from the initial public offering of Civitas. In accordance with the provisions of the indenture governing the senior notes, the amount paid included an associated call premium of $10.1 million and accrued and unpaid interest of $3.5 million. After giving effect to that redemption, $50.0 million in aggregate principal amount of senior notes remain.

Covenants

The senior credit agreement and the indenture governing the senior notes contain negative financial and non-financial covenants, including, among other things, limitations on the ability of NMHI and its subsidiaries to incur additional debt, create liens on assets, transfer or sell assets, pay dividends, redeem stock or make other distributions or investments, and engage in certain transactions with affiliates.

In addition, the senior credit agreement contains a springing financial covenant. If, at the end of any fiscal quarter, the Company’s usage of the senior revolver exceeds 30% of the commitments thereunder, it is required to maintain at the end of each such fiscal quarter a consolidated first lien leverage ratio of not more than 5.50 to 1.00. This consolidated first lien leverage ratio will step down to 5.00 to 1.00 commencing with the fiscal quarter ending March 31, 2017. The springing financial covenant was not in effect as of September 30, 2014 as NMHI’s usage of the senior revolver did not exceed the threshold for that quarter.

The senior credit agreement also contains a number of covenants that, among other things, restrict, subject to certain exceptions, NMHI’s ability and that of its subsidiaries to: (i) incur additional indebtedness; (ii) create liens on assets; (iii) engage in mergers or consolidations; (iv) sell assets; (v) pay dividends and distributions or repurchase our capital stock; (vi) enter into swap transactions; (vii) make investments, loans or advances; (viii) repay certain junior indebtedness; (ix) engage in certain transactions with affiliates; (x) enter into sale and leaseback transactions; (xi) amend material agreements governing certain of its junior indebtedness; (xii) change its lines of business; (xiii) make certain acquisitions; and (xiv) limitations on the letter of credit cash collateral account. If NMHI withdraws any of the $50.0 million from the cash collateral account supporting the issuance of letters of credit, it must use the cash to either prepay the term loan facility or to secure any other obligations under the senior secured credit facilities in a manner reasonably satisfactory to the administrative agent. The senior credit agreement contains customary affirmative covenants and events of default.

Derivatives

NMHI entered into an interest rate swap in a notional amount of $400.0 million effective March 31, 2011. NMHI entered into this interest rate swap to hedge the risk of changes in the floating rate of interest on borrowings under the term loan. Under the terms of the swap, NMHI received from the counterparty a quarterly payment based on a rate equal to the greater of 3-month LIBOR and 1.75% per annum, and NMHI made payments to the counterparty based on a fixed rate of 2.55% per annum, in each case on the notional amount of $400.0 million, settled on a net payment basis. The swap expired on September 30, 2014. NMHI may enter into a new interest rate swap or other hedging agreement, but the timing and type of instrument, notional amount and duration of any such instrument or arrangement have not yet been determined.

Prior to the January 31, 2014 refinancing transaction, the Company accounted for the interest rate swap as a cash flow hedge and the effectiveness of the hedge relationship was assessed on a quarterly basis. The fair value of the swap agreement, representing the price that would be paid to transfer the liability in an orderly transaction between market participants, was recorded in current liabilities and was determined based on pricing models and independent formulas using current assumptions. The change in fair market value was recorded in the consolidated statements of comprehensive loss.

In conjunction with the January 31, 2014 refinancing transaction, the Company de-designated the interest rate swap agreement as a cash flow hedge. Subsequent to the January 31, 2014 refinancing transaction, prospective mark to market adjustments were recognized in earnings and accumulated mark to market adjustments were amortized and recognized in earnings over the term of the interest rate swap agreement which expired on September 30, 2014.

Annual maturities

Annual maturities of the Company’s debt for the fiscal year ended September 30 are as follows:

(In thousands)
2015 (includes $162,000 of senior notes redeemed on October 17, 2014)	$168,000
2016	6,000
2017	6,000
2018	56,000
2019	6,000
Thereafter	567,000

Total	$809,000

Amounts due at any year end may increase as a result of the provision in the senior credit agreement that requires a prepayment of a portion of the outstanding term loan amounts if NMHI generates certain levels of cash flow.

10. Stockholders’ Equity

Common Stock

The holders of the Company’s common stock are entitled to receive dividends when and as declared by the Company’s Board of Directors. In addition, the holders of common stock are entitled to one vote per share.

Dividends to National Mentor Holdings, LLC

During fiscal 2014, 2013 and 2012, the Company paid dividends of $110 thousand, $39 thousand and $75 thousand, respectively, to NMH Investment to fund the repurchases of equity units from employees upon or after their departures from the Company.

11. Employee Savings and Retirement Plans

The Company has a multi-company plan (the “Plan”) which covers all of its wholly-owned subsidiaries. Under the Plan, employees may contribute a portion of their earnings, which are invested in mutual funds of their choice. After January 1, the Company makes a matching contribution for the previous calendar year on behalf of all participants employed on the last day of the year. This matching contribution vests immediately. In addition, there is a profit sharing feature of the Plan, whereby, at the discretion of management, an allocation may be made to all of the eligible employees in one or more of its business units. Profit sharing contributions vest ratably over three years with forfeitures available to cover plan costs and employer matches in future years. The Company made contributions of $5.5 million, $4.0 million and $4.2 million, for fiscal years 2014, 2013 and 2012, respectively.

The Company has the following two deferred compensation plans:

The National Mentor Holdings, LLC Executive Deferred Compensation Plan

The National Mentor Holdings, LLC Executive Deferred Compensation Plan is an unfunded, nonqualified deferred compensation arrangement for senior management, in which the Company contributes to the executive’s account a percentage of the executive’s base compensation. This contribution is made at the end of the year for service rendered during the year. The Company contributed $0.5 million, $0.4 million and $0.4 million for fiscal 2014, 2013 and 2012, respectively. The unfunded accrued liability was $2.8 million and $2.6 million as of September 30, 2014 and 2013, respectively, and was included in other long-term liabilities on the Company’s consolidated balance sheets.

The National Mentor Holdings, LLC Executive Deferral Plan

The National Mentor Holdings, LLC Executive Deferral Plan, available to highly compensated employees, is a plan in which participants contribute a percentage of salary and/or bonus earned during the year. Employees contributed $0.9 million, $0.9 million and $0.7 million for fiscal 2014, 2013 and 2012 respectively. The accrued liability related to this plan was $7.5 million and $6.7 million as of September 30, 2014 and 2013, respectively, and was included in other long-term liabilities on the Company’s consolidated balance sheets.

In connection with the National Mentor Holdings, LLC Executive Deferral Plan, the Company has purchased company owned life insurance (“COLI”) policies on certain plan participants. The cash surrender value of the COLI policies is designed to provide a source for funding the accrued liability. The cash surrender value of the COLI policies was $6.2 million and $5.5 million as of September 30, 2014 and 2013, respectively, and was included in other assets on the Company’s consolidated balance sheets.

12. Related Party Transactions

Management Agreements

On February 9, 2011, the Company entered into an amended and restated management agreement with Vestar Capital Partners V, L.P. (“Vestar”) relating to certain advisory and consulting services for an annual management fee equal to the greater of (i) $850 thousand or (ii) an amount equal to 1.0% of the Company’s consolidated earnings before interest, taxes, depreciation, amortization and management fee for each fiscal year determined as set forth in the Company’s senior credit agreement.

On September 22, 2014 the management agreement with Vestar was terminated as a result of the completion of the initial public offering by Civitas Solutions, Inc. The Company paid a one-time transaction advisory fee of $8.0 million to Vestar which was expensed in fiscal 2014 and paid prior to year end.

The Company recorded $9.5 million, $1.4 million and $1.3 million of management fees and expenses for the years ended September 30, 2014, 2013 and 2012 respectively. The accrued liability related to the management agreement was $0.6 million and $0.5 million at September 30, 2014 and September 30, 2013, respectively.

Lease Agreements

The Company leases several offices, homes and other facilities from its employees, or from relatives of employees, primarily in the states of Minnesota, Florida, and California. These leases have various expiration dates extending out as far as December 2019. Related party lease expense was $1.1 million, $1.6 million and $1.6 million for the fiscal years ended September 30, 2014, 2013 and 2012, respectively.

13. Fair Value Measurements

The following table set forth the Company’s assets and liabilities that were accounted for at fair value on a recurring basis as of September 30, 2014.

(in thousands)	Total	Quoted Market Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money Market Funds	$130,000	$130,000	$—	$—
Liabilities
Contingent consideration	$(2,400)	$—	$—	$(2,400)

The following table set forth the Company’s assets and liabilities that were accounted for at fair value on a recurring basis as of September 30, 2013.

(in thousands)	Total	Quoted Market Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities
Interest rate swap agreements	$(3,165)	$—	$(3,165)	$—

Money Market Funds. The Company’s money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted prices in active markets for identical instruments.

Contingent Consideration. In connection with the acquisition of Mass Adult Day Health (“Adult Day Health”), the Company recorded contingent consideration pertaining to the amounts potentially payable to the former owners of Adult Day Health. Such contingent consideration is measured at fair value and is based on significant inputs not observable in the market, which represent Level 3 inputs within the fair value hierarchy. The valuation of contingent consideration uses assumptions the Company believes would be made by a market participant. The Company assesses these estimates on an ongoing basis as additional data impacting the assumptions is obtained. Changes in the fair value of contingent consideration related to updated assumptions and estimates are recognized within the consolidated statements of operations.

Interest rate-swap agreements. The fair value of the swap agreements was recorded in current liabilities (under other accrued liabilities) in the Company’s consolidated balance sheets. The fair value of these agreements was determined based on pricing models and independent formulas using current assumptions that included swap terms, interest rates and forward LIBOR curves and the Company’s credit risk.

The following table presents a summary of changes in fair value of the Company’s Level 3 liabilities measured on a recurring basis for fiscal years 2014 and 2013.

Level 3 Inputs Liabilities
Balance at September 30, 2012	$—
Change in fair value of contingent consideration liability	—

Balance at September 30, 2013	—
Change in fair value of contingent consideration liability	2,400

Balance at September 30, 2014	$2,400

At September 30, 2014 and September 30, 2013, the carrying values of cash, accounts receivable, accounts payable and variable rate debt approximated fair value. The carrying value and fair value of the Company’s fixed rate debt instruments are set forth below:

	September 30, 2014		September 30, 2013
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior notes (issued February 9, 2011)	$207,430	$225,780	$242,997	$268,750

The fair values were estimated using calculations based on quoted market prices when available and company—specific credit risk. If the Company’s long-term debt was measured at fair value, it would have been categorized as Level 2 in the fair value hierarchy.

Items Measured at Fair Value on a Nonrecurring Basis. The Company’s long-lived assets are measured at fair value on a nonrecurring basis using Level 3 inputs. During the year ended September 30, 2014, certain long-lived assets held and used with a carrying value of $2.9 million were written off because the Company determined the assets had no net realizable value. The asset impairment charge of $2.9 million was recorded in amortization in the accompanying consolidated statement of operations. During the year ended September 30, 2013, certain long-lived assets held and used with a carrying value of $1.0 million were written off as a result because the Company determined the assets had no net realizable value. The asset impairment charge of $1.0 million was recorded in amortization in the accompanying consolidated statement of operations. These adjustments were determined by comparing the estimated proceeds from the sale of assets or the projected future discounted cash flows to be provided from the long- lived assets to the asset’s carrying value. There were no other items measured at fair value on a nonrecurring basis during the year ended September 30, 2014.

14. Leases

Operating leases

The Company leases office and client residential facilities, vehicles and certain office equipment in several locations under operating lease arrangements, which expire at various dates through 2027. In addition to base rents presented below, the majority of the leases require payments for additional expenses such as taxes, maintenance and utilities. Certain of the leases contain renewal options at the Company’s option and some have escalation clauses which are recognized as rent expense on a straight line basis. Total rent expense from continuing operations for fiscal 2014, 2013 and 2012 was $57.7 million, $53.8 million and $48.6 million, respectively.

During fiscal 2012, the Company completed two sale-leaseback transactions under which it sold two properties to unrelated third parties. Net proceeds from these sales were $2.8 million. Concurrent with these sales, the Company entered into agreements to lease the properties back from the purchasers over an initial lease term of seven and ten years, respectively, each with two, five-year renewal options. The Company classified these leases as operating leases, actively uses or plans to actively use the leased properties and considers the lease as normal leaseback for accounting purposes. The Company deferred a $0.1 million gain on these transactions which includes both a current and non-current portion, with the current portion based on the amount that is expected to amortize over the next 12 months. The current and non-current portions are included in Accrued liabilities on the consolidated balance sheets.

In fiscal 1995, the Company entered into an initial five year operating lease agreement for its corporate office with a total expected minimum lease commitment of $2.4 million. The lease has been extended and amended through eleven amendments, and as of September 30, 2014, the Company had total expected minimum lease commitments of $4.8 million over the lease term. The lease expires in 2017 and the Company has the option to extend the lease term. Total rent expense related to this lease was $1.5 million, $1.5 million and $1.5 million for fiscal years 2014, 2013 and 2012, respectively.

Future minimum lease payments for non-cancellable operating leases for the fiscal years ending September 30 are as follows (in thousands):

2015	$52,748
2016	42,739
2017	35,658
2018	25,820
2019	17,936
Thereafter	33,509

$208,410

Capital leases

The Company leases certain facilities under various non-cancellable capital leases that expire at various dates through fiscal 2025. Assets acquired under capital leases with an original cost of $7.8 million and $7.8 million and related accumulated amortization of $2.2 million and $1.6 million are included in property and equipment, net for fiscal 2014 and 2013, respectively. Amortization expense for fiscal years 2014, 2013 and 2012 was $0.6 million, $0.7 million and $0.7 million, respectively.

The following is a schedule of the future minimum lease payments under the capital leases for the fiscal years ending September 30 (in thousands):

2015	$451
2016	497
2017	549
2018	608
2019	675
Thereafter	3,730

Total minimum lease payments	$6,510

Interest expense on capital leases during fiscal years 2014, 2013 and 2012 was $0.7 million, $0.8 million and $0.8 million, respectively.

15. Accruals for Self-Insurance and Other Commitments and Contingencies

The Company maintains insurance for professional and general liability, workers’ compensation liability, automobile liability and health insurance liabilities that includes self-insured retentions. The Company intends to maintain such coverage in the future and is of the opinion that its insurance coverage is adequate to cover potential losses on asserted claims. Employment practices liability is fully self-insured.

The Company records expenses related to claims on an incurred basis, which includes estimates of fully developed losses for both reported and unreported claims. The accruals for the health, workers’ compensation, automobile, and professional and general liability programs are based on analyses performed by management and take into account reports by independent third parties. Accruals are periodically reevaluated and increased or decreased based on new information.

For professional and general liability, from October 1, 2011 to September 30, 2013, the Company was self-insured for the first $4.0 million of each and every claim with no aggregate limit. Commencing October 1, 2013, the Company is self-insured for $4.0 million per claim and $28.0 million in the aggregate.

For workers’ compensation, the Company has a $350 thousand per claim retention with statutory limits. Automobile liability has a $100 thousand per claim retention, with additional insurance coverage above the retention. The Company purchases specific stop loss insurance as protection against extraordinary claims liability for health insurance claims. Stop loss insurance covers claims that exceed $300 thousand on a per member basis.

The Company reports its self-insurance liabilities on a gross basis without giving effect to insurance recoveries. Anticipated insurance recoveries are presented in Prepaid expenses and other current assets and Other assets on the Company’s consolidated balance sheets. Self-insured liabilities are presented in Accrued payroll and related costs, Other accrued liabilities and Other long- term liabilities on its consolidated balance sheets.

16. Other Commitments and Contingencies

The Company is in the health and human services business and, therefore, has been and continues to be subject to substantial claims alleging that the Company, its employees or its independently contracted host-home caregivers (“Mentors”) failed to provide proper care for a client. The Company is also subject to claims by its clients, its employees, its Mentors or community members against the Company for negligence, intentional misconduct or violation of applicable laws. Included in the Company’s recent claims are claims alleging personal injury, assault, abuse, wrongful death and other charges. Regulatory agencies may initiate administrative proceedings alleging that the Company’s programs, employees or agents violate statutes and regulations and seek to impose monetary penalties on the Company. The Company could be required to incur significant costs to respond to regulatory investigations or defend against civil lawsuits and, if the Company does not prevail, the Company could be required to pay substantial amounts of money in damages, settlement amounts or penalties arising from these legal proceedings.

The Company is also subject to potential lawsuits under the False Claims Act and other federal and state whistleblower statutes designed to combat fraud and abuse in the health care industry. These lawsuits can involve significant monetary awards that may incentivize private plaintiffs to bring these suits. If the Company is found to have violated the False Claims Act, it could be excluded from participation in Medicaid and other federal healthcare programs. The Patient Protection and Affordable Care Act provides a mandate for more vigorous and widespread enforcement activity to combat fraud and abuse in the health care industry.

The Company is also subject to employee-related claims under state and federal law, including claims for discrimination, wrongful discharge or retaliation, claims for wage and hour violations under the Fair Labor Standards Act or state wage and hour laws.

17. Income Taxes

The benefit for income taxes consists of the following as of September 30:

	2014	2013	2012
	(In thousands)
Current:
Federal	$—	$—	$(4,892)
State	1,385	1,009	47

Total current taxes payable	1,385	1,009	(4,845)
Deferred:
Federal	(10,338)	(8,452)	(12,039)
State	(2,510)	(2,499)	(2,999)

Net deferred tax benefit	(12,848)	(10,951)	(15,038)

Income tax benefit	$(11,463)	$(9,942)	$(19,883)

The Company paid income taxes, net of any refunds, during fiscal 2014, 2013 and 2012 of $0.6 million, $1.7 million, and $0.4 million, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at September 30 are as follows:

	2014	2013
	(In thousands)
Gross deferred tax assets:
Deferred compensation	$1,229	$1,155
Interest rate swap agreements	—	1,253
Accrued workers’ compensation	12,528	11,195
Net operating loss carryforwards	30,597	28,082
Allowance for bad debts	4,078	4,484
Tax credits	4,733	5,188
Depreciation	681	—
Other	2,933	2,768

	56,779	54,125
Valuation allowance	(10,033)	(10,193)

Deferred tax assets	46,746	43,932
Deferred tax liabilities:
Depreciation	—	(2,200)
Amortization of goodwill and intangible assets	(81,999)	(87,953)
Other accrued liabilities	(4,123)	(5,171)

Net deferred tax liabilities	$(39,376)	$(51,392)

The Company is required to record a valuation allowance to reduce the deferred tax assets if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management determined that valuation allowances at September 30, 2014 and 2013 of $10.0 million and $10.2 million, respectively, were necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The valuation allowances primarily related to certain state net operating loss carryforwards.

For federal purposes, the Company had $55.1 million of net operating loss carryforwards as of September 30, 2014, which expire in 2034, and $47.8 million of net operating loss carryforwards as of September 30, 2013, which expire in 2033. For state purposes, the Company had $233.0 million of net operating loss carryforwards for fiscal 2014, which expire from 2015 through 2034, and $231.5 million of net operating loss carryforwards for fiscal 2013, which expire from 2014 through 2033.

The following is reconciliation between the statutory and effective income tax rates at September 30:

	2014	2013	2012
Federal income tax at statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	2.0%	3.6%	5.6%
Nondeductible comp	(0.8)%	(0.3)%	(0.7)%
Other nondeductible expenses	(1.1)%	(0.2)%	(1.1)%
Unrecognized tax benefit	0.0%	0.0%	15.2%
Other	(0.3)%	(0.2)%	3.8%

Effective tax rate	34.8%	37.9%	57.8%

Companies may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

No unrecognized tax benefit was recognized for the years ended September 30, 2014 and 2013. For 2012, the Company had a $5.6 million favorable impact to its effective tax rate related to unrecognized tax benefit, including interest and penalties. The Company does not expect any significant changes to unrecognized tax benefits within the next twelve months.

The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense which is consistent with the recognition of these items in prior reporting periods. No interest and penalties were accrued as of September 30, 2014 and 2013.

The Company files a federal consolidated return with NMH Holdings, Inc. and files various state income tax returns and, generally, the Company is no longer subject to income tax examinations by the taxing authorities for years prior to September 30, 2011. The Company believes that it has appropriate support for the income tax positions taken and to be taken on the Company’s income tax returns. In addition, the Company believes its accruals for income tax liabilities are adequate for all open years based on an assessment of many factors including past experience and interpretations of the tax laws as applied to the facts of each matter.

18. Segment Information

The Company conducts its business through two reportable business segments: the Human Services Segment and the Post-Acute Specialty Rehabilitation Services (“SRS”) Segment.

Through the Human Services Segment, the Company primarily provides home and community-based human services to adults and children with intellectual and development disabilities (“I/DD”), and to youth with emotional, behavioral and/or medically complex challenges (“ARY”). The operations of the Human Services Segment have been organized by management based upon geography. The geographical regions, which comprise three operating segments, have been aggregated based on the criteria set forth in ASC Topic 280, Segment Reporting. Through the SRS Segment, the Company delivers services to individuals who have suffered acquired brain injury, spinal injuries and other catastrophic injuries and illnesses. The operations of the SRS Segment have been organized by management into two business units, NeuroRestorative and CareMeridian, based upon service type. The NeuroRestorative operating group provides behavioral therapies to brain injured clients in post-acute community settings and the CareMeridian operating group provides a higher level of medical support to traumatically injured clients. These business units, which comprise two operating segments, have been aggregated based on the criteria set forth in ASC Topic 280, Segment Reporting. Each operating segment is aligned with the Company’s reporting structure and has a segment manager that is directly accountable for its operations and regularly reports results to the chief operating decision maker for the purpose of evaluating these results and making decisions regarding resource allocations.

The Company evaluates performance based on income from operations. Income from operations is revenue less operating expenses and is not affected by other income (expense) or by income taxes.

Activities classified as “Corporate” in the table below relate primarily to unallocated home office expenses.

The following table is a financial summary by reportable segments for the periods indicated (in thousands):

The following is a financial summary by reportable operating segment for the periods indicated (in thousands):

For the Year Ended September 30,	Human Services	Post-Acute Specialty Rehabilitation Services	Corporate	Consolidated
2014
Net revenue	$1,025,672	$230,166	$—	1,255,838
Income (loss) from operations	97,916	17,561	(55,211)	60,266
Total assets	634,989	222,475	350,490	1,207,954
Depreciation and amortization	45,576	19,177	2,735	67,488
Purchases of property and equipment	15,907	16,250	3,138	35,295
Income (loss) from continuing operations before income taxes	23,024	1,231	(57,151)	(32,896)
2013
Net revenue	$974,088	$208,421	$—	1,182,509
Income (loss) from operations	90,477	17,293	(55,636)	52,134
Total assets	655,140	207,475	158,654	1,021,269
Depreciation and amortization	45,239	15,948	2,386	63,573
Purchases of property and equipment	17,791	10,491	3,619	31,901
Income (loss) from continuing operations before income taxes	25,369	3,893	(55,516)	(26,254)
2012
Net revenue	$921,885	$185,466	$—	1,107,351
Income (loss) from operations	78,738	20,376	(53,071)	46,043
Total assets	692,015	216,663	137,202	1,045,880
Depreciation and amortization	42,821	14,389	2,777	59,987
Purchases of property and equipment	17,659	10,218	2,118	29,995
Income (loss) from continuing operations before income taxes	13,637	7,798	(55,832)	(34,397)

Revenue derived from contracts with state and local government payors in the state of Minnesota, the Company’s largest state, which is included in the Human Services segment, accounted for approximately 14% of the Company’s revenue for the fiscal years ended September 30, 2014 and 2013 and 15% of revenue for fiscal year ended September 30, 2012.

19. Stock-Based Compensation

Summary of Stock-Based Compensation Plans

2006 Unit Plan

NMH Investment maintains the Amended and Restated 2006 Unit Plan (the “Unit Plan”), and from time to time it has issued units of limited liability company interests pursuant to such plan, consisting of Class B Common Units, Class C Common Units, Class D Common Units, Class E Common Units, Class F Common Units, Class G Common Units and Class H Common Units. The units are limited liability company interests and are available for issuance to the Company’s employees and members of the Board of Directors for incentive purposes. These units derive their value from the value of the Company. Under the Amended and Restated 2006 Unit Plan there are 192,500 Class B Common Units, 202,000 Class C Common Units, 388,881 Class D Common Units, 6,375 Class E Common Units, 5,396,388 Class F Common Units, 130,000 Class G Common Units and 1,200,000 Class H Common Units authorized for issuance under the plan.

2014 Plan

The Company adopted the 2014 Omnibus Incentive Plan ( “2014 Plan”) in September 2014. The 2014 Plan authorizes the issuance of stock-based awards, including incentive stock options (“ISOs”), non-qualified stock options (“NSOs”) and restricted stock units (“RSUs”) to purchase up to 3,325,500 shares authorized in the 2014 Plan. Under the terms of the 2014 Plan, stock options may not be granted at less than the fair market value on the date of grant. Options vest annually over three years and expire after 10 years and RSUs vest annually over three years, in each case the awards are subject to a requisite service period equal to the vesting term. Options and RSUs granted under the 2014 Plan immediately vest upon certain events, as described in the 2014 Plan. As of September 30, 2014, approximately 2.2 million shares were available for future grant of awards under the 2014 Plan.

Units of NMH Investment LLC Interests

Under its equity-based compensation plan adopted in 2006, NMH Investment previously issued units of limited liability company interests consisting of Class B Common Units, Class C Common Units, Class D Common Units, and Class E Common Units to the Company’s employees and members of the Board of Directors as incentive compensation. In June 2011 the Class B Common Units, Class C Common Units, and Class D Common Units were amended to accelerate vesting of any outstanding unvested units so that they became 100% vested. There have been no issuances of these awards since the amendment to accelerate vesting.

On June 15, 2011, NMH Investment issued Class F Common Units, a new class of non-voting common equity units of NMH Investment, as incentive compensation. Up to 5,396,388 Class F Common Units may be issued under the 2006 Unit Plan to management of the Company as equity-based compensation.

The vesting terms of the Class F Common Units are as follows: For participants who have been continuously employed by the Company since December 31, 2008, 75% of the Class F Common Units vested upon grant and 25% of the Class F Common Units vested on December 15, 2012 (or 18 months following the date of grant) assuming continuous employment with the Company on that date. For participants who had not been continuously employed by the Company since December 31, 2008, 50% of the Class F Common Units vested upon grant, 25% of the Class F Common Units vested on December 15, 2012 and 25% of the Class F Common Units vested on June 15, 2014 (or 36 months following the date of grant), in each case, if the participant continues to be employed by the Company on that date. Class F Common Units awarded after the initial issuances in June 2011 vest in three equal tranches on each of the first three anniversaries of their respective issuance date.

On August 13, 2012, an amendment was made to the Amended and Restated 2006 Unit Plan that authorized the issuance of two new classes of non-voting equity units of NMH Investment of up to 130,000 Class G Common Units and up to 1,200,000 Class H Common Units. The Class G Common Units vest upon the consummation of a sale of the Company or an initial public offering of the Company. The Class H Common Units, which were amended in September 2014, vest upon the earlier to occur of a sale of the Company and the achievement of a certain multiple of investment return threshold by Vestar and its affiliates. On September 22, 2014, the Company completed an initial public offering which triggered the vesting condition for the Class G common units. As a result, the Company recognized $0.6 million of stock-based compensation expense associated with these units. There were no triggering events of the Class H Common Units that were determined to be probable, and therefore, the Company did not recognize any stock-based compensation expense for the Class H Common Units.

For purposes of determining the fair value of the units granted, management valued the business enterprise using a variety of widely accepted valuation techniques which considered a number of factors such as the financial performance of the Company, the values of comparable companies and the lack of marketability of the Company’s equity. The Company then used the option pricing method to determine the fair value of the units granted.

The fair value of the units issued during fiscal years 2014, 2013 and 2012 was calculated using the following assumptions:

	FY2014	FY2013	FY2012
Risk-free interest rate	0.13%	0.21-0.27%	0.21-0.27%
Expected term	1 year	1.7-2.4 years	1.7-2.4 years
Expected volatility	30.00%	40.00%	40.00%

The risk-free interest rate is equal to the U.S. federal treasury bond rate consistent with the term assumption. The expected term is the number of years in which the Company estimates that units will be realized. The Company has estimated volatility for the units granted based on the historical volatility for a group of companies believed to be a representative peer group, selected based on industry and market capitalization, due to lack of sufficient historical publicly traded prices of the Company’s own common stock.

The estimated fair value of the units, less an assumed forfeiture rate of 9.3%, was recognized as expense in the Company’s consolidated financial statements on a straight-line basis over the requisite service periods of the awards with the exception of the Class G Common Units and Class H Common Units. The assumed forfeiture rate is based on an average of the Company’s historical forfeiture rates, which the Company estimates is indicative of future forfeitures.

The summary of activity under the plan is presented below:

	Units Outstanding	Weighted Average Grant-Date Fair Value
Nonvested balance at September 30, 2013	1,395,984	$0.57
Granted	303,710	1.12
Forfeited	25,894	2.13
Vested	249,504	2.68

Nonvested balance at September 30, 2014	1,424,296	$0.29

As of September 30, 2014, there was $0.3 million of total unrecognized compensation expense related to the non-performance based units. These costs are expected to be recognized over a weighted average period of 2.0 years. The unrecognized compensation costs for unvested performance based Class H Common Units of $7.5 million will be recognized when the management determines that it is probable the performance condition will be met.

Stock Options

For the year ended September 30, 2014, the Company issued 559,327 stock options which will vest over three years (one-third each year). The fair value of each option granted was estimated on the grant date using the Black-Scholes valuation model with the following assumptions:

FY2014
Risk-free interest rate	1.88%
Expected term	6 years
Expected volatility	45.00%
Expected dividend yield	—

Risk-free interest rate—The risk-free interest rate is equal to the U.S. federal treasury bond rate consistent with the expected term assumption.

Expected term—Expected term represents the period that the Company’s option grants are expected to be outstanding. As the Company had been operating as a private company, there is not sufficient historical data to calculate the expected term of the options. Therefore, the Company elected to utilize the “simplified method” to determine the expected term assumption. Under this approach, the weighted average expected life is presumed to be the average of the vesting term and the contractual term of the option.

Expected volatility—The Company has estimated volatility for the units granted based on the historical volatility for a group of companies believed to be a representative peer group, selected based on industry and market capitalization, due to lack of sufficient historical publicly traded prices of our own common stock.

Expected dividend yield—The expected dividend yield is zero as dividends are not expected to be paid in the foreseeable future.

The Company estimates forfeitures based on historical unit plan data. An assumed forfeiture rate of 9.3% was used during the year ended September 30, 2014.

The table below summarizes our stock option activity during fiscal year 2014:

	Number of Shares	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Life (Years)	Aggregate Intrinsic Value
Outstanding at September 30, 2013	—	$—	—	$—
Granted	559,327	17.00	10.00	—
Forfeited	—	—	—	—
Exercised	—	—	—	—
Expired	—	—	—	—

Outstanding at September 30, 2014	559,327	$17.00	10.00	$—

Vested or expected to vest as of September 30, 2014	507,310	$17.00	10.00	$—

Exercisable at September 30, 2014	—	$—	—	$—

As of September 30, 2014, there was $3.9 million of unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 3.0 years.

Restricted Stock Awards

For the year ended September 30, 2014, the Company issued 550,481 restricted stock awards to employees and members of the Board of Directors. These awards will vest over three years (one-third each year) for employee grants and one year (100% on the first anniversary of the grant date) for grants to members of the Board of Directors.

A summary of our issued restricted stock awards is as follows:

	Number of Restricted Shares	Weighted Average Grant-Date Fair Value
Nonvested shares at September 30, 2013	—	$—
Granted	550,481	17.00
Forfeited	—	—
Vested	—	—

Nonvested shares at September 30, 2014	550,481	$17.00

The fair value of the restricted stock awards on the date of grant, less an assumed forfeiture rate of 9.3% for employee grants, will be recognized as expense in the Company’s consolidated financial statements on a straight-line basis over the requisite service periods (vesting term) of the awards. The Company does not have a history with these types of awards, and as such, the historical forfeiture rate of the Unit Plan was used as the basis for determining the assumed forfeiture rate. The Company has not applied a forfeiture rate to the restricted awards granted to the Board of Directors as the awards vest 100% on the first anniversary of the grant date.

As of September 30, 2014, there was $8.4 million of unrecognized compensation expense related to unvested restricted stock. This cost is expected to be recognized over a weighted-average period of 2.9 years.

The Company recorded $0.9 million, $0.3 million and $0.7 million of stock-based compensation expense for fiscal years 2014, 2013 and 2012, respectively. Stock-based compensation expense is included in general and administrative expense in the consolidated statements of operations.

The computation of diluted earnings per share excludes the options and restricted stock awards issued by Civitas, because the effect would be anti-dilutive.

20. Valuation and Qualifying Accounts

The following table summarizes information about the allowances for doubtful accounts and sales allowances for the years ended September 30, 2014, 2013 and 2012 (in thousands):

	Balance at Beginning of Period	Provision	Write-Offs	Balance at end of Period
Fiscal year ended September 30, 2014	$12,494	$20,392	$(21,395)	$11,491
Fiscal year ended September 30, 2013	$9,250	$18,286	$(15,042)	$12,494
Fiscal year ended September 30, 2012	$7,957	$12,902	$(11,609)	$9,250

As of September 30, 2014, the Company also had $6.7 million of accounts receivable collateralized by liens, net of allowances for those liens of $1.7 million, recorded as part of other assets within the accompanying consolidated balance sheets.

21. Quarterly Financial Data (unaudited)

The following tables present consolidated statement of operations data for each of the eight quarters in the period which began December 31, 2012 and ended September 30, 2014. This information is derived from the Company’s unaudited financial statements, which in the opinion of management contain all adjustments necessary for a fair presentation of such financial data. Operating results for these periods are not necessarily indicative of the operating results for a full year. Historical results are not necessarily indicative of the results to be expected in future periods.

	For The Quarters Ended (1)
	(in thousands)
	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013
Net revenue	$327,291	$318,189	$306,366	$303,992
Income (loss) from continuing operations, net of tax	(4,491)	(24)	(12,236)	(4,683)
Income (loss) from discontinued operations, net of tax	(1,449)	29	46	(7)

Net income (loss)	$(5,940)	$5	$(12,190)	$(4,690)

Loss per common share, basic and diluted
Income (loss) from continuing operations, net of tax	$(0.17)	$—	$(0.48)	$(0.19)
Income (loss) from discontinued operations, net of tax	(0.05)	—	—	—

Net income (loss)	$(0.23)	$—	$(0.48)	$(0.19)

Weighted average number of common shares outstanding, basic and diluted	26,394,565	25,250,000	25,250,000	25,250,000

	For The Quarters Ended (1)
	(in thousands)
	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
Net revenue	$301,057	$300,266	$291,642	$289,545
Income (loss) from continuing operations, net of tax	127	(2,567)	(5,353)	(8,519)
Income (loss) from discontinued operations, net of tax	257	96	(2,482)	145

Net income (loss)	$384	$(2,471)	$(7,835)	$(8,374)

Loss per common share, basic and diluted
Income (loss) from continuing operations, net of tax	$0.01	$(0.10)	$(0.21)	$(0.34)
Income (loss) from discontinued operations, net of tax	0.01	—	(0.10)	0.01

Net income (loss)	$0.02	$(0.10)	$(0.31)	$(0.33)

Weighted average number of common shares outstanding, basic and diluted	25,250,000	25,250,000	25,250,000	25,250,000

(1)	During fiscal 2014, the Company gave notice of its intention to close all Human Services operations in the state of Connecticut. All fiscal years presented reflect the classification of these businesses as discontinued operations.

22. Subsequent Events

On October 17, 2014, the Company paid $175.6 million to redeem $162.0 million aggregate principal amount of its senior notes. In accordance with the provisions of the indenture governing the senior notes, the amount paid included an associated call premium of $10.1 million and accrued and unpaid interest of $3.5 million. Following this payment, the aggregate principal balance outstanding of the senior notes decreased to $50.0 million.

On October 21, 2014, the Company increased the revolving commitment under the senior revolver by $20.0 million, on terms identical to those applicable to the existing senior revolver. The aggregate amount of the revolving commitment under the senior revolver is now $120.0 million.

On October 31, 2014, the Company acquired a company complementary to its Human Services business for aggregate consideration of $4.5 million.

3,000,000 Shares

Civitas Solutions, Inc.

Common Stock

Prospectus

                    , 2015

Barclays

BofA Merrill Lynch

UBS Investment Bank

Raymond James

SunTrust Robinson Humphrey

BMO Capital Markets

Avondale Partners

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee.

Amount
SEC registration fee	$10,029
FINRA filing fee	13,445
Printing expenses	150,000
Accounting fees and expenses	205,000
Legal fees and expenses	450,000
Transfer Agent and Registrar fees and expenses	31,000
Miscellaneous expenses	40,526

Total	$900,000

Item 14.	Indemnification of Officers and Directors.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”), provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We intend to enter into indemnification agreements with each of our current directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

None.

Item 16.	Exhibits

(1)	Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(2)	Financial Statement Schedules

Schedule Number	Description
I	Condensed Parent Company Financial Information

All other schedules have been omitted because they are not applicable or not required, or because the information is provided in our consolidated financial statements or notes thereto.

Financial Statement Schedules

Schedule I—Condensed Parent Company Financial Information

Civitas Solutions, Inc. Parent-Only Condensed Balance Sheets

	September 30,
	2014	2013
(in thousands)
Assets
Cash	$125	$125
Other assets	3,482	771
Deferred income taxes	13,206	13,420
Investment in subsidiaries	101,636	—

Total assets	$118,449	$14,316

Liabilities & Stockholders’ Equity
Other Liabilities	2,911	—
Equity in losses of subsidiary in excess of investment	—	60,831

Total liabilities	$2,911	$60,831

Stockholders’ equity
Common stock, $.01 par value; 350,000,000 shares authorized; and 36,950,000 and 25,250,000 shares issues and outstanding at September 30, 2014 and 2013, respectively	370	—
Additional paid-in-capital	272,943	90,325
Accumulated other comprehensive loss	—	(1,880)
Accumulated deficit	(157,775)	(134,960)

Total stockholders’ equity	115,538	(46,515)

Total liabilities and stockholders’ equity	$118,449	$14,316

Civitas Solutions, Inc. Parent-Only Condensed Statements of Operations and Comprehensive Loss

	For the Year Ended September 30,
	2014	2013	2012
(in thousands)
General and administrative expenses	$(738)	$—	$—
Equity in net loss of subsidiary	(22,402)	(18,296)	(14,380)

Loss from operations	(23,140)	(18,296)	(14,380)
Loss before income taxes	(23,140)	(18,296)	(14,380)
Benefit for income taxes	(325)	—	(111)

Net loss	$(22,815)	$(18,296)	$(14,269)
Other comprehensive gain (loss)	1,880	1,478	659

Comprehensive loss	$(20,935)	$(16,818)	$(13,610)

Civitas Solutions, Inc. Parent-Only Condensed Statements of Cash Flows

	For the Year Ended September 30,
	2014	2013	2012
(in thousands)
Cash flows provided by (used in) operating activities:
Net loss	$(22,815)	$(18,296)	$(14,269)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in net loss of subsidiary	22,402	18,296	14,380
Deferred income taxes	131	—	(1,542)
Other assets	(2,711)	—	(388)
Other accrued liabilities	2,994	—	—
Other long-term liabilities	—	—	1,819

Net cash provided by operating activities	—	—	—
Cash flows provided by (used in) investing activities:
Investment in NMHI	(182,203)	—	—
Dividend from NMHI	110	39	75

Net cash provided by (used in) investing activities	(182,093)	39	75
Cash flows provided by (used in) financing activities:
Net proceeds from IPO	182,203	—	—
Dividend to NMH Investment, LLC	(110)	(39)	(75)

Net cash used in financing activities	182,093	(39)	(75)
Increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents, beginning of period	125	125	125

Cash and cash equivalents, end of period	$125	$125	$125

Notes to Condensed Civitas Solutions, Inc. Parent-Only Financial Statements

Note 1—Summary of Significant Accounting Policies and Nature of Operations

Civitas Solutions, Inc., formerly known as NMH Holdings, Inc. (“Civitas”), was incorporated in Delaware on June 15, 2007. Civitas has no other operations beyond its ownership of National Mentor Holdings, Inc. (“NMHI”).

The condensed Civitas financial information includes the activity of Civitas and its investment in NMHI using the equity method only. The consolidated activity of Civitas and its subsidiaries are not included and are meant to be read in conjunction with the Civitas consolidated financial statements included elsewhere in this registration statement.

Note 2—Initial Public Offering and Investment in NMHI

On September 22, 2014, Civitas completed an initial public offering resulting in net proceeds of approximately $182.2 million after deducting underwriting discounts, commissions, and offering expenses.

In Connection with the offering, Civitas made a capital contribution to NMHI in the amount of $182.2 million. NMHI used the net proceeds to pay a one-time transaction advisory fee to Vestar of $8.0 million and to redeem $162.0 million of aggregate principal amount of senior notes issued by NMHI at a redemption price of 106.25% plus accrued interest.

Note 3—Dividend from Subsidiaries

Civitas received dividends of $110 thousand, $39 thousand and $75 thousand for the years ended 2014, 2013 and 2012, respectively. This cash was used to fund the repurchases of equity units from employees upon or after their departures.

NMHI is restricted from paying dividends to Civitas, in excess of $15.0 million, except for dividends used for the repurchase of equity from former officers and employees and for the payment of management fees and taxes, and certain other exceptions, including the declaration and payment of dividends of up to 6% per annum of the net cash proceeds contributed to NMHI in a public offering of common stock.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boston, Commonwealth of Massachusetts, on September 17, 2015.

CIVITAS SOLUTIONS, INC.

By:	/s/ Bruce F. Nardella
	Name:	Bruce F. Nardella
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each officer and director of Civitas Solutions, Inc. whose signature appears below constitutes and appoints Bruce F. Nardella, Denis M. Holler and Linda De Renzo, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments, including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * *

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated and on September 17, 2015:

Signature	Title

/s/ Edward M. Murphy Edward M. Murphy	Executive Chair and Director

/s/ Bruce F. Nardella Bruce F. Nardella	President, Chief Executive Officer and Director (principal executive officer)

/s/ Denis M. Holler Denis M. Holler	Chief Financial Officer (principal financial officer and principal accounting officer)

/s/ Chris A. Durbin Chris A. Durbin	Director

/s/ James L. Elrod, Jr. James L. Elrod, Jr.	Director

/s/ Patrick M. Gray Patrick M. Gray	Director

Signature	Title

/s/ Pamela F. Lenehan Pamela F. Lenehan	Director

/s/ Kevin A. Mundt Kevin A. Mundt	Director

/s/ Guy Sansone Guy Sansone	Director

/s/ Gregory T. Torres Gregory T. Torres	Director

/s/ Gregory S. Roth Gregory S. Roth	Director

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement.	Filed herewith.

2.1¥	Merger Agreement between National MENTOR Holdings, Inc., NMH Holdings, LLC, and NMH MergerSub Inc., dated as of March 22, 2006.	Incorporated by reference to Exhibit 2.1 of National Mentor Holdings, Inc. Form S-4 Registration Statement (Registration No. 333-138362) filed on November 1, 2006

3.1	Amended and Restated Certificate of Incorporation of Civitas Solutions, Inc.	Incorporated by reference to Civitas Solutions, Inc. Amendment No. 3 to Form S-1 Registration Statement (Registration No. 333-196281) filed on August 27, 2014

3.2	Amended and Restated By-Laws of Civitas Solutions, Inc.	Incorporated by reference to Civitas Solutions, Inc. Amendment No. 3 to Form S-1 Registration Statement (Registration No. 333-196281) filed on August 27, 2014

4.1	Specimen Common Stock Certificate.	Incorporated by reference to Civitas Solutions, Inc. Amendment No. 3 to Form S-1 Registration Statement (Registration No. 333-196281) filed on August 27, 2014

5.1	Opinion of Kirkland & Ellis LLP.	Filed herewith

10.1#	Credit Agreement, dated as of January 31, 2014, among NMH Holdings, LLC, as parent guarantor, National Mentor Holdings, Inc., as borrower, the several lenders from time to time party thereto, Barclays Bank PLC, as administrative agent, Goldman Sachs Bank USA, as syndication agent, Jefferies Finance LLC and UBS Securities LLC, as co documentation agents, and Barclays Bank PLC, Goldman Sachs Bank USA, Jefferies Finance LLC and UBS Securities LLC, as joint lead arrangers and joint bookrunners.	Incorporated by reference to Exhibit 10.4 of the National Mentor Holdings, Inc. Form 10-Q for the quarterly period ended March 31, 2014 (the “March 2014 10-Q”)

10.2	Guarantee and Security Agreement, dated as of January 31, 2014, among NMH Holdings, LLC, as parent guarantor, National Mentor Holdings, Inc., as borrower, certain subsidiaries of National Mentor Holdings, Inc., as subsidiary guarantors, and Barclays Bank, PLC, as administrative agent.	Incorporated by reference to Exhibit 10.5 of the March 2014 10-Q

Exhibit Number	Description

10.3	Amendment No. 1 to the Credit Agreement dated September 8, 2014 among NMH Holdings, LLC, as parent guarantor, National Mentor Holdings, Inc. as borrower, certain subsidiaries of National Mentor Holdings, Inc. party thereto, as guarantors, the lender party thereto and Barclays Bank PLC, as administrative agent, swingline lender and issuing bank.	Incorporated by reference to Exhibit 10.3 of the Civitas Solutions, Inc. Form 10-K filed December 17, 2014

10.4	Amendment No. 2 to the to the Credit Agreement dated as of October 21, 2014, among NMH Holdings, LLC, as parent guarantor, National Mentor Holdings, Inc. as borrower, certain subsidiaries of National Mentor Holdings, Inc. party thereto, as guarantors, the lender party thereto and Barclays Bank PLC, as administrative agent, swingline lender and issuing bank.	Incorporated by reference to Exhibit 10.1 to National Mentor Holdings, Inc. Form 8-K filed October 23, 2014

10.5	Amendment No. 3 to the to the Credit Agreement dated as of February 27, 2015, among NMH Holdings, LLC, as parent guarantor, National Mentor Holdings, Inc. as borrower, certain subsidiaries of National Mentor Holdings, Inc. party thereto, as guarantors, the lenders party thereto and Barclays Bank PLC, as administrative agent, swingline lender and issuing bank.	Incorporated by reference to Exhibit 10.43 to Civitas Solutions, Inc. Form 10-Q filed May 12, 2015.

10.6	Form of Amended and Restated Severance and Noncompetition Agreement.	Incorporated by reference to Exhibit 10.1 of National Mentor Holdings, Inc. Form 10-Q for the quarterly period ended December 31, 2008

10.7	National Mentor Holdings, LLC Executive Deferred Compensation Plan, Third Amendment and Restatement Adopted Effective as of December 4, 2009	Incorporated by reference to Exhibit 10.11 of National Mentor Holdings, Inc. Form 10-K for the fiscal year ended September 30, 2009 (the “2009 10- K”)

10.8	National Mentor Holdings, LLC Executive Deferred Compensation Plan, Fourth Amendment and Restatement Adopted December 27, 2011, Effective as of January 1, 2011.	Incorporated by reference to Exhibit 10.8.1 of National Mentor Holdings, Inc. Form 10-K for the fiscal year ended September 30, 2011

10.9	National Mentor Holdings, LLC Executive Deferral Plan, Second Amendment and Restatement Adopted June 17, 2009 and Effective as of January 1, 2009.	Incorporated by reference to Exhibit 10.13 of the 2009 10-K

Exhibit Number	Description

10.10	NMH Investment, LLC Amended and Restated 2006 Unit Plan.	Incorporated by reference to Exhibit 10.17 of National Mentor Holdings, Inc. Form S-4/A Amendment No. 1 to the Registration Statement (Registration No. 333-138362) filed on January 12, 2007 (the “S-4/A”)

10.11	Amendment to NMH Investment, LLC Amended and Restated 2006 Unit Plan.	Incorporated by reference to Exhibit 10.1 of National Mentor Holdings, Inc. Form 10-Q for the quarterly period ended June 30, 2008

10.12	Second Amendment to NMH Investment, LLC Amended and Restated 2006 Unit Plan.	Incorporated by reference to Exhibit 10.6 of National Mentor Holdings, Inc. Form 10-Q for the quarterly period ended March 31, 2011 (the “March 2011 10-K”)

10.13	Third Amendment to NMH Investment, LLC Amended and Restated 2006 Unit Plan.	Incorporated by reference to Exhibit 10.1 of National Mentor Holdings, Inc. Form 10-Q for the quarterly period ended June 30, 2012 (the “June 2012 10-Q”)

10.14	Form of Management Unit Subscription Agreement.	Incorporated by reference to Exhibit 10.15 of the S- 4/A

10.15	Form of Amendment to Management Unit Subscription Agreement	Incorporated by reference to Exhibit 10.19 of the 2009 10-K

10.16	Form of Management Unit Subscription Agreement (Series 1 Class F Common Units).	Incorporated by reference to Exhibit 10.7 of the March 2011 10-Q

10.17	Form of Management Unit Subscription Agreement (Class G Common Units).	Incorporated by reference to Exhibit 10.2 of the June 2012 10-Q

10.18	Form of Management Unit Subscription Agreement (Class H Common Units).	Incorporated by reference to Exhibit 10.3 of the June 2012 10-Q

10.19	Form of Director Unit Subscription Agreement.	Incorporated by reference to Exhibit 10.13 of National Mentor Holdings, Inc. Form 10-K for the fiscal year ended September 30, 2008

10.20	Form of Amendment to Director Unit Subscription Agreement.	Incorporated by reference to Exhibit 10.21 of the 2009 10-K

10.21	Form of Amended and Restated Indemnification Agreement.	Incorporated by reference to Civitas Solutions, Inc. Amendment No. 3 to Form S-1 Registration (Registration No. 333-196281) filed on August 27, 2014

10.22	Termination of Amended and Restated Employment Agreement, effective as of January 1, 2014, by and between Gregory Torres and National Mentor Holdings, Inc.	Incorporated by reference to Exhibit 10.28 of National Mentor Holdings, Inc. Form 10-K filed December 18, 2013 (the “2013 10-K”)

Exhibit Number	Description

10.23	The MENTOR Network Human Services and Corporate Management Incentive Compensation Plan, Fourth Amendment and Restatement dated December 16, 2013 and effective October 1, 2013.	Incorporated by reference to Exhibit 10.31 of the 2013 10-K

10.24	Civitas Solutions, Inc. 2014 Omnibus Incentive Plan.	Incorporated by reference to Civitas Solutions, Inc. Amendment No. 3 to Form S-1 Registration Statement (Registration No. 333-196281) filed on August 27, 2014

10.25	Form of Management Unit Subscription Agreement (Series 2 Class F Common Units).	Incorporated by reference to Civitas Solutions, Inc. Amendment No. 1 to Form S-1 Registration Statement (Registration No. 333-196281) filed on July 16, 2014

10.26	Exhibit A to National Mentor Holdings, LLC Executive Deferred Compensation Plan effective as of January 1, 2014.	Incorporated by reference to Civitas Solutions, Inc. Amendment No. 1 to Form S-1 Registration Statement (Registration No. 333-196281) filed on July 16, 2014

10.27	Exhibit A to National Mentor Holdings, LLC Executive Deferred Compensation Plan effective as of July 1, 2014.	Incorporated by reference to Civitas Solutions, Inc. Amendment No. 1 to Form S-1 Registration Statement (Registration No. 333-196281) filed on July 16, 2014.

10.28	Registration Rights Agreement, dated as of September 22, 2014, by and between Civitas Solutions, Inc. and NMH Investment, LLC	Incorporated by reference to Exhibit 10.1 of Civitas Solutions, Inc. Current Report on Form 8-K filed on September 22, 2014

10.29	Amendment to Form of Management Unit Subscription Agreement (Class H Common Units)	Incorporated by reference to Civitas Solutions, Inc. Amendment No. 4 to Form S-1 Registration Statement (Registration No. 333-196281) filed on September 3, 2014

10.30	Form of Seventh Amended and Restated Limited Liability Company Agreement by and among NMH Investment, LLC, Vestar Capital Partners V, L.P., Vestar/NMH Investors, LLC and the management and director investors party thereto	Incorporated by reference to Civitas Solutions, Inc. Amendment No. 4 to Form S-1 Registration Statement (Registration No. 333-196281) filed on September 3, 2014

10.31	Form of Amended and Restated Securityholders Agreement by and among NMH Investment, LLC, Vestar Capital Partners V, L.P.,Vestar/NMH Investors, LLC and the management and director investor party thereto	Incorporated by reference to Civitas Solutions, Inc. Amendment No. 4 to Form S-1 Registration Statement (Registration No. 333-196281) filed on September 3, 2014

10.32	Form of Restricted Stock Agreement Under the Civitas Solutions, Inc. 2014 Omnibus Incentive Plan	Incorporated by reference to Civitas Solutions, Inc. Amendment No. 4 to Form S-1 Registration Statement (Registration No. 333-196281) filed on September 3, 2014

Exhibit Number	Description

10.33	Form of Restricted Stock Unit Agreement Under the Civitas Solutions, Inc. 2014 Omnibus Incentive Plan	Incorporated by reference to Civitas Solutions, Inc. Amendment No. 4 to Form S-1 Registration Statement (Registration No. 333-196281) filed on September 3, 2014

10.34	Form of Nonqualified Stock Option Agreement Under the Civitas Solutions, Inc. 2014 Omnibus Incentive Plan	Incorporated by reference to Civitas Solutions, Inc. Amendment No. 4 to Form S-1 Registration Statement (Registration No. 333-196281) filed on September 3, 2014

10.35	Form of Director Nominating Agreement by and between Civitas Solutions, Inc. and NMH Investment, LLC	Incorporated by reference to Exhibit 10.2 of Civitas Solutions, Inc. Form 8-K filed on September 22, 2014

10.36	Amended and Restated Employment Agreement by and between Bruce F. Nardella and Civitas Solutions, Inc.	Incorporated by reference to Exhibit 10.5 of Civitas Solutions, Inc. Form 8-K filed on September 22, 2014

10.37	Third Amended and Restated Employment by and between Edward M. Murphy and Civitas Solutions, Inc.	Incorporated by reference to Exhibit 10.6 of Civitas Solutions, Inc. Form 8-K filed on September 22, 2014

10.38	Form of Employment Agreement for executive officers other than Mr. Nardella and Mr. Murphy	Incorporated by reference to Exhibit 10.7 of Civitas Solutions, Inc. Form 8-K filed on September 22, 2014

10.39	Form of NMH Investment, LLC Second Amended and Restated 2006 Unit Plan	Incorporated by reference to Civitas Solutions, Inc. Amendment No. 4 to Form S-1 Registration Statement (Registration No. 333-196281) filed on September 3, 2014

10.40	The MENTOR Network Human Services and Corporate Management Incentive Compensation Plan, Fifth Amendment and Restatement dated December 16, 2014 and effective as of October 1, 2014.	Incorporated by reference to Exhibit 10.42 of the Civitas Solutions, Inc. Form 10-K for the fiscal year ended September 30, 2014

10.41	Form of Amendment to National Mentor Holdings, LLC Executive Deferred Compensation Plan, Fourth Amendment and Restatement Adopted December 27, 2011, Effective as of January 1, 2011.	Incorporated by reference to Civitas Solutions, Inc. Amendment No. 5 to Form S-1 Registration Statement (Registration No. 333-196281) filed on September 12, 2014

10.42	Form of Amendment to National Mentor Holdings, LLC Executive Deferral Plan, Second Amendment and Restatement Adopted June 17, 2009 and Effective as of January 1, 2009.	Incorporated by reference to Civitas Solutions, Inc. Amendment No. 5 to Form S-1 Registration Statement (Registration No. 333-196281) filed on September 12, 2014

10.43	Retirement Agreement between the Company and Edward M. Murphy, dated as of August 19, 2015	Incorporated by reference to Exhibit 10.1 of Civitas Solutions, Inc. Form 8-K filed on August 20, 2015.

10.44	Amendment to Seventh Amended and Restated Limited Liability Company of NMH Investment, LLC	Filed herewith.

Exhibit Number	Description

10.45	Amendment to Amended and Restated Securityholders Agreement by and among NMH Investment, LLC, Vestar Capital Partners V, L.P., Vestar/NMH Investors, LLC and the other investors party thereto	Filed herewith

10.46	Form of Amended and Restated Registration Rights Agreement.	Filed herewith

21.1	Subsidiaries of Registrant.	Filed herewith

23.1	Consent of Deloitte & Touche LLP.	Filed herewith

23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).	Filed herewith

24.1	Power of Attorney (included on the signature page of this Registration Statement).	Filed herewith

99.1	Consent of Mary Ann Tocio to designation as a director.	Filed herewith

101.INS**	XBRL Instance Document.	Filed herewith

101.SCH**	XBRL Taxonomy Extension Schema Document.	Filed herewith

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.	Filed herewith

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.	Filed herewith

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.	Filed herewith

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.	Filed herewith

**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.
¥	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the Securities and Exchange Commission.
#	Indicates confidential portions have been omitted pursuant to a request for confidential treatment filed separately with the SEC.